As confidentially submitted to the Securities and Exchange Commission on December 17, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Number 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ConversionPoint Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	82-2687415
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

840 Newport Center Drive, Suite 450

Newport Beach, CA 92660

(888) 706-6764

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Tallack

President and Chief Executive Officer

ConversionPoint Holdings, Inc.

840 Newport Center Drive, Suite 450

Newport Beach, CA 92660 (888) 706-6764

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry A. Cerutti, Esq.
Bardia Moayedi, Esq. Troutman Sanders LLP 5 Park Plaza, Suite 1400
Irvine, California 92614
(949) 622-2700/(949) 622-2739 (fax)

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Larger accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, Par Value $0.0001	$ [●]	$ [●]

(1)	In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of additional shares of common stock that shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Includes shares that the underwriters have the option to purchase from the Registrant to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 17, 2018

PRELIMINARY PROSPECTUS

Shares

Common Stock

ConversionPoint Holdings, Inc.

This is the initial public offering of shares of common stock of ConversionPoint Holdings, Inc. We are offering        shares of our common stock to be sold in this offering.

We expect the initial public offering price will be between $           and $          per share. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol “CPTI” and on the Toronto Stock Exchange under the symbol “CPTI.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to adopt certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 133 for additional information regarding total underwriting compensation.

We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to             additional shares of common stock from us at the public offering price, less the underwriting discount, within          days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $             , and the total proceeds to us, before expenses, will be $             .

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about         , 2019.

Joint Book-Running Managers

The date of this prospectus is            , 2019.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the SEC. Neither we nor the underwriters have authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell, or soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

Through and including [●], 2019 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless otherwise indicated, all references in this prospectus to “ConversionPoint Holdings” or “we,” “our,” “us” or similar terms refer to ConversionPoint Holdings, Inc. and its consolidated subsidiaries.

For investors outside the United States: neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside the United States and Canada.

This prospectus includes industry and market data that we obtained from our own internal estimates, industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. Accordingly, you are cautioned not to give undue weight to such information.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

EXPLANATORY NOTE

The completion of this offering is contingent upon the closings of the mergers described herein and the closings of the mergers are contingent upon the completion of this offering.

Prior to the purchase and sale of any shares of common stock subject to this offering, ConversionPoint Holdings, Inc., the registrant whose name appears on the cover page of this registration statement, will change its name to ConversionPoint Technologies Inc. and ConversionPoint Holdings, Inc.’s current wholly-owned subsidiary, ConversionPoint Technologies Inc., a Delaware corporation, will change its name to CPT, Inc.

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Unless the context requires otherwise, references in this prospectus to “our company,” “ConversionPoint Holdings,” “we,” “us” and “our” refer, to ConversionPoint Holdings, Inc., a Delaware corporation.

Our Company

The Mergers

We have entered into an agreement and plan of merger, or merger agreement, with ConversionPoint Technologies Inc., a Delaware corporation, or ConversionPoint, and Inuvo, Inc., a Nevada corporation, or Inuvo, providing for the combination of ConversionPoint and Inuvo under our company, which is a new holding company. Pursuant to the merger agreement, a copy of which has been submitted to the SEC as an exhibit to the registration statement of which this prospectus forms a part, our wholly-owned subsidiary, ConversionPoint Merger Sub, Inc., or ConversionPoint Merger Sub, will be merged with and into ConversionPoint with ConversionPoint as the surviving company, and our wholly-owned subsidiary, CPT Cigar Merger Sub, Inc., or Inuvo Merger Sub, will be merged with and into Inuvo with Inuvo as the surviving company. As a result, ConversionPoint and Inuvo will each become our wholly-owned subsidiaries. We refer to these mergers as the ConversionPoint merger and the Inuvo merger, respectively, and together as the mergers.

We have filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus, or the Joint Proxy Statement/Prospectus, in connection with the issuance of shares of our common stock in connection with the mergers and in connection with the solicitation of proxies from the stockholders of ConversionPoint and Inuvo to vote at special meetings of the stockholders of ConversionPoint and Inuvo that are being held for the purpose of approving the merger agreement.

This offering is conditioned upon the stockholders of each of ConversionPoint and Inuvo approving the mergers and the successful closing of the mergers immediately prior to or contemporaneously with the completion of this offering, and the completion of the mergers is conditioned upon us receiving at least $36 million in gross proceeds from this offering or through the private issuance and sale of our equity, debt and/or equity-linked securities on terms reasonably agreeable to ConversionPoint and Inuvo in good faith, which we refer to as the financing condition

Upon completion of the mergers and this offering, we expect to change our name to ConversionPoint Technologies Inc. and change the name of ConversionPoint to CPT, Inc.

Overview

Upon completion of this offering, we expect our business will be comprised of the then current businesses of ConversionPoint and Inuvo.

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ConversionPoint, through its wholly-owned subsidiaries, helps e-commerce companies and brands target, convert, manage and re-engage their customers using sophisticated online tracking and data analytics. ConversionPoint’s suite of technologies manages and optimizes multiple aspects of e-commerce including: rich media content creation and syndication, audience targeting, conversion optimization, remarketing, logistics and customer management. ConversionPoint both delivers its technologies to its customers through software-as-a-service, or SaaS, and uses its technologies to provide managed digital marketing and e-commerce technology services to brands and advertisers, which we refer to as managed services. ConversionPoint also uses its own technologies to sell various products directly to consumers, which we refer to as e-commerce products. ConversionPoint’s vision is to simplify the entire e-commerce experience by integrating its technologies and offering a broad range of e-commerce solutions on a single, easy-to-use platform.

Inuvo develops data, analytics and artificial intelligence, or AI, technology that empowers its clients to execute their business-to-business and business-to-consumer strategies. These capabilities allow Inuvo’s clients to engage with customers and prospects in a manner that drives closer collaboration through knowledge. These unique and patented technologies have been used to serve numerous world-renowned customers in industries that have included retail, automotive, insurance, health care, technology, telecommunications and finance.

Our Competitive Strengths

Our competitive strengths are comprised of the following elements:

•	Full suite of solutions. We provide a full suite of solutions to create and publish product experiences, target, convert and re-engage consumers, and manage payments and logistics. Our interactive content builder, content syndication, and digital media optimization platforms are currently available as SaaS solutions and through managed services. Our retargeting and customer relationship management platforms are currently offered through managed services, however, both are actively being developed into SaaS solutions. We are unifying all of our current technology solutions into an integrated platform to provide manufacturer brands a fully integrated self-serve SaaS offering.

•	Unified content creation and product management. Our content builder and syndication technology provides customers with one interface to create interactive rich media product experiences, and publish such rich media content across our network of online retailers.

•	Highly relevant and targeted ads. Through algorithmic audience segmentation technology, we deliver targeted ads to high value audiences at opportune times. These audiences can be segmented across a broad spectrum of behavioral and demographic attributes.

•	Experienced management team. We have a management team with deep operational experience in technology, software development, e-commerce, digital marketing, media buying and customer conversion.

•	Cutting edge engineering. Our engineering leverages modern technologies to solve complex problems using its proprietary development framework, including its full stack, continuous development ecosystem that enables it to accelerate new application and iterative development.

•	Robust and flexible integration. Our platform is designed to enable its customers to easily integrate with business information systems, other service providers and our partners.

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•	Deep data analytics. We gather vast amounts of data related to consumer online behavior and curate such data into customizable reports and dashboards that provide valuable and actionable insights. These reports improve visibility into a seamless and connected consumer purchase journey, enabling brands and advertisers to measure and optimize their digital marketing spend while increasing their customer life time value.

•	Strong Intellectual Property Portfolio. We have 15 issued patents, 8 pending patents and four provisional patents.

•	Long-standing customer relationships. We have long-standing customer relationships with some of the largest and well-established e-commerce companies, including Yahoo!, Google, Bing and Walmart.com.

•

Sophisticated machine learning technology. Our sophisticated machine learning technology anonymously predicts and updates the interests of consumers on sites where we place advertising. We use our database of our 500 million machine profiles to develop audiences for our clients that are look a like matches for actual purchasers of our client’s products.

Our Growth Strategy

The primary elements of our growth strategy include:

•	Expand salesforce to acquire new customers and online advertisers. We intend to increase our salesforce to expand our existing partnerships with leading online retailers and brands and to aggressively activate new online retail partnerships and new brand advertiser relationships.

•	Development of end-to-end unified SaaS offering. We are actively unifying all of our technology platforms into one framework to provide a streamlined user experience for customers to leverage all of our applications through a SaaS model.

•	Focus on SMBs. We believe that there is a significant opportunity for an end-to-end e-commerce technology solution for small and mid-size businesses, or SMBs, seeking to grow their online sales without dealing with the many challenges of integrating multiple point solutions. We intend to heavily market our platforms to SMBs.

•	Maintain innovation. We continue to develop and introduce new features and improved functionality to our platforms. Key initiatives include development of easy to use self-serve platforms for SMBs, and continued development of AI-enhanced marketing technologies, including, but not limited to, technology for syndicating customized rich media content and product page layouts based on consumer profiles and behavior.

•	Expand the number of online retailers supported by our content syndication platform. Our network already includes a multitude of online retailers such as Walmart, Costco and Office Depot. We intend to expand our network of online retailers, which we believe will result in meaningful growth of both our brand customer base and the sales they can process through our technology platforms.

•	Opportunistically pursue strategic acquisitions. We intend to opportunistically pursue acquisitions of complementary businesses and technologies that are consistent with our overall e-commerce technology growth strategy. We believe that a selective acquisition strategy will enable us to enhance its technology capabilities, gain new customers and accelerate our expansion into new markets.

Risks Associated with Our Business

Our business is subject to numerous risks, including risks associated with the businesses of ConversionPoint and Inuvo. These risks are more fully described in the section entitled “Risk Factors” on page 12 of this prospectus. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business after the closings of the mergers include the following:

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•	Failure to successfully combine the businesses of ConversionPoint and Inuvo, or to achieve integration in the expected time frame, may adversely affect our future results;

•	Our future results will suffer if we do not effectively manage our expanded operations following the mergers;

•	The loss of key personnel could have a material adverse effect on our business, financial condition or results of operations;

•	The success of our company will depend on relationships with third parties and pre-existing customers of ConversionPoint and Inuvo, which relationships may be affected by customer preferences or public attitudes about the merger. Any adverse changes in these relationships could adversely affect our business, financial condition or results of operations; and

•	Our indebtedness following the merger will be significant. It may be difficult for us to pay or refinance our debts and we may need to divert our cash flow from operations to debt service payments. Such indebtedness could limit our ability to pursue other strategic opportunities and increase our vulnerability to adverse economic and industry conditions.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares of common stock that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 in this prospectus as the “JOBS Act,” and references in this prospectus to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

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We have elected to adopt certain reduced disclosure requirements for purposes of the registration statement of which this prospectus is a part. In addition, for so long as we qualify as an emerging growth company, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our stockholders. As a result, the information contained in this prospectus and in our periodic reports and proxy statements may be different than the information provided by other public companies.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to Our Common Stock and this Offering —We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.”

Corporate Information

We were incorporated in the State of Delaware on November 1, 2018. Upon completion of this offering, we will change our name to ConversionPoint Technologies Inc. Our principal executive offices are located at 840 Newport Center Drive, Suite 450, Newport Beach, CA 92660. Our telephone number is (888) 706-6764. Our Internet website address is www.conversionpoint.com. ConversionPoint’s principal executive offices are located at 840 Newport Center Drive, Suite 450, Newport Beach, California 92660. ConversionPoint’s phone number is (888) 706-6764 and its website is www.conversionpoint.com. Inuvo’s principal executive offices are located at 500 President Clinton Avenue, Suite 300, Little Rock, Arkansas 72201. Inuvo’s phone number is (501) 205-8508 and its website is www.inuvo.com. The information contained on, or that can be accessed through, our website or the websites of ConversionPoint and Inuvo is not a part of this prospectus. We have included our, ConversionPoint’s and Inuvo’s, website addresses in this prospectus solely as inactive textual references.

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The Offering

Common stock offered by us:	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Assumed initial public offering price:	$ (the midpoint of the range set forth on the cover page of this prospectus) per share of common stock.

Common stock outstanding prior to the offering:	shares

Common stock to be outstanding after the offering:	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ Over-Allotment Option	We have granted the representative of the underwriters an option, exercisable one or more times in whole or in part, to purchase up to additional shares of common stock from us at the public offering price less the underwriting discount within days from the date of this prospectus to cover over-allotments.

Use of proceeds:

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $       million (or approximately $        million if the underwriters’ option to purchase additional shares of common stock in this offering is exercised in full), based upon an assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use approximately $        million of the net proceeds from this offering to satisfy the approximately $15.3 million cash portion of the merger consideration payable to Inuvo stockholders; approximately $        million for the reduction of indebtedness; approximately $         million for                    ; and approximately $         million for general corporate purposes. See “Use of Proceeds” on page 44.

Lock-up:	Prior to the completion of this offering, we and each of our officers and directors, will agree, subject to certain exceptions, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any units, shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of months after the date of this prospectus. See “Underwriting” for additional information.

Risk Factors:	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

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Proposed NASDAQ Capital Market and TSX symbols:	We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol “CPTI” and on the Toronto Stock Exchange, or TSX, under the symbol “CPTI.”

Transfer Agent and Registrar:	is our transfer agent.

The number of shares of our common stock to be outstanding after this offering is based on:

•	shares of our common stock outstanding upon completion of the mergers; and

•	shares of common stock to be issued and sold by us in this offering.

The number of shares of our common stock to be outstanding after this offering excludes as of             , 2019:

•	an aggregate of shares of common stock issuable under outstanding options granted under, or subject to, our 2018 Omnibus Incentive Plan, or 2018 Plan, with an average exercise price per share of $ ;

•	shares of common stock reserved for future issuance under our 2018 Plan; and

•	an aggregate of shares of common stock issuable upon exercise of outstanding warrants with an average exercise price per share of $ ;

Except as otherwise indicated herein, all information in this prospectus:

•	assumes the closings of the mergers upon the terms and conditions set forth in the Joint Proxy Statement/Prospectus; and

•	assumes no exercise of the underwriters’ option to purchase up to an additional shares of common stock to cover over-allotments, if any.

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Selected Historical Consolidated Financial Data of ConversionPoint

The selected historical consolidated financial data of ConversionPoint for the years ended December 31, 2017 and for the period from May 20, 2016 (Inception) through December 31, 2016 have been derived from ConversionPoint’s audited consolidated financial statements and related notes, included elsewhere in this prospectus. The selected historical consolidated financial data of ConversionPoint for the nine months ended September 30, 2018 and 2017 and as of September 30, 2018 have been derived from ConversionPoint’s unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of ConversionPoint or ConversionPoint Holdings, and you should read the following information together with ConversionPoint’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—ConversionPoint” beginning on page 57.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31, 2017 and for the period from May 20 (Inception) Through December 31, 2016
	2018	2017	2017	2016
Consolidated Statements of Operations Data:
Net revenues	$28,609,440	$39,171,484	$49,920,621	$8,819,927
Cost of revenues	$19,735,938	$29,757,791	$37,776,678	$7,949,212
Gross profit	$8,873,502	$9,413,693	$12,143,943	$870,715
Operating expenses	$24,855,688	$6,386,944	$11,353,088	$2,286,736
Interest expense, net	$1,065,825	$230,361	$829,169	$109,576
Income tax expense (benefit)	$(274,180)	$(289,624)	$(434,974)	$–
Income (loss) available to common stock holders	$(16,773,381)	$3,086,012	$396,660	$(1,525,597)
Net income (loss) per share Basic and Diluted	$(1.25)	$0.34	$0.04	$(0.21)
Shares used in per share calculation
Basic and Diluted	13,433,250	9,121,666	9,670,302	7,367,500
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,281,584	$3,939,708	$4,695,803	$644,930
Total assets	$54,806,025	$30,964,433	$55,435,947	$1,756,058
Long-term debt (current and non-current)	$8,540,044	$4,291,850	$11,221,123	$1,615,000
Total liabilities	$14,765,346	$11,763,547	$17,577,717	$3,282,655
Total stockholders’ equity	$40,040,679	$19,964,433	$37,858,230	$(1,525,597)

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Selected Historical Consolidated Financial Data of Inuvo

The selected historical consolidated financial data of Inuvo for each of the years ended December 31, 2017 and 2016, and as of December 31, 2017 and 2016 have been derived from Inuvo’s audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial data of Inuvo for the nine months ended September 30, 2018 and 2017 and as of September 30, 2018 have been derived from Inuvo’s unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Inuvo or ConversionPoint Holdings, and you should read the following information together with Inuvo’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Inuvo” beginning on page 67.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2018	2017	2017	2016

Consolidated Statements of Operations Data:
Net revenues	$56,315,006	$55,798,545	$79,554,493	$71,530,102
Cost of revenues.	$21,965,955	$25,161,761	$36,669,543	$21,364,795
Gross profit	$34,349,051	$30,636,784	$42,884,950	$50,165,307
Operating expenses	$37,743,435	$34,484,349	$47,121,424	$51,022,473
Interest expense, net	$269,612	$212,922	$318,193	$99,965
Net (loss) income from discontinued operations	$-	$(1,109)	$(1,109)	$155,287
Foreign currency revaluation	$-	$-	$-	$-
Income (loss) available to common stock holders	$(3,682,371)	$(4,061,596)	$(3,057,700)	$(772,584)
Net income (loss) from continuing operations per share Basic	$(0.12)	$(0.14)	$(0.11)	$(0.04)

Net income (loss) from discontinued operations per share Basic	$–	$–	$–	$0.01
Net income (loss) per share Basic	$(0.12)	$(0.14)	$(0.11)	$(0.03)
Shares used in per share calculation
Basic	$30,540,796	$28,030,902	$28,155,320	$24,660,995
Diluted	$30,540,796	$28,030,902	$28,155,320	$24,660,995

Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,190,274	$2,901,965	$4,084,686	$3,946,804
Total assets	$32,040,348	$36,648,714	$38,247,836	$27,561,139
Long term debt (current and noncurrent)	$4,825,000	$5,000,000	$4,900,000	$–
Total liabilities	$18,885,945	$23,922,004	$24,160,494	$16,035.347
Total stockholders’ equity	$13,154,403	$12,726,710	$14,087,342	$11,525,792

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Summary Financial Information

The following summary unaudited pro forma combined condensed financial information has been prepared to illustrate the effect of the mergers and is derived from our unaudited pro forma combined condenses financial statements included elsewhere in this prospectus. The unaudited pro forma combined condensed balance sheet information gives effect to the mergers as if they occurred on September 30, 2018. The unaudited pro forma combined condensed statements of operations information for the nine months ended September 30, 2018 and the year ended December 31, 2017 gives effect to the mergers as if they occurred on January 1, 2017.

This unaudited pro forma combined condensed financial information is for informational purposes only. It does not purport to indicate the results that would actually have been obtained had the mergers been completed on the assumed date or for the periods presented. A final determination of the fair value of Inuvo’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities that exist as of the date of closing of the mergers and, therefore, cannot be made prior to that date.

This unaudited pro forma combined condensed financial information should not be considered predictive of results that may be realized in the future.

	Nine Months Ended September 30, 2018 (unaudited)	Year Ended December 31, 2017 (unaudited)

Net revenues	$84,924,446	$129,475,114
Cost of revenues	41,701,893	74,446,221
Gross profit	43,222,553	55,028,893
Operating expenses
Sales and marketing	29,552,048	35,802,523
General and administrative	28,704,897	26,261,653
Amortization of intangibles assets	4,342,178	2,804,696
Total operating expenses	62,599,123	64,868,872

Operating income (loss)	(19,376,570)	(9,839,979)
Interest expense, net	792,396	507,170
Loss from continuing operations before taxes	(20,168,966)	(10,347,149)
Income tax expense (benefit)	(5,425)	(2,284,467)
Net income (loss) from continuing operations	(20,163,541)	(8,062,682)
Net income (loss) from discontinued operations	-	(1,109)
Net income (loss)	$(20,163,541)	$(8,063,791)
Net loss per share, basic and diluted	$(0.92)	$(0.37)
Weighted-average shares outstanding, basic and diluted	22,000,000	22,000,000

The following summary balance sheet data as of September 30, 2018 is presented:

•	on a pro forma basis after giving effect to the completion of the mergers that will occur prior to, or contemporaneously with, the completion of this offering;

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•	on a pro forma as adjusted basis after giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2018 (unaudited)
	Pro Forma	Pro Forma as Adjusted(1)

Cash and cash equivalents	$18,917,567	$
Other current assets	12,334,763
Other long-term assets	127,385,349
Total assets	158,637,679
Accounts payable, accrued expenses and other current liabilities	21,177,726
Other long-term liabilities	3,638,142
Common stock	22,000
Additional paid-in capital	158,096,939
Accumulated deficit	(24,297,128)
Total stockholders’ equity	133,821,811
Total liabilities and stockholders’ equity	158,637,679

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity (deficit) by approximately $ million, $ million and $ million, respectively, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and the underwriters do not exercise their over-allotment option. Depending on market conditions and other considerations at the time we price this offering, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase (decrease) of 1.0 million shares in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity (deficit) by approximately $ million, $ million and $ million, respectively, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us. An increase of 1.0 million shares in the number of shares we are offering, together with a $1.00 increase in the public offering price per share, would increase each of pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity (deficit) by approximately $ million, $ million and $ million, respectively. A decrease of 1.0 million shares in the number of shares we are offering, together with a $1.00 decrease in the public offering price per share, would decrease each of pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity (deficit) by approximately $ million, $ million and $ million, respectively.

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Risk Factors

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before making your decision to invest in shares of our common stock. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition or prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Relating to ConversionPoint’s Business

ConversionPoint has substantial debt.

ConversionPoint and its subsidiaries are parties to a Loan and Security Agreement with Montage Capital II, L.P., and Partners for Capital Growth IV, L.P. As of December 12, 2018, $2,757,770, in principal and interest was outstanding under the loan. In addition, as of December 12, 2018, (i) ConversionPoint had outstanding convertible promissory notes in the principal amount of $198,829 and an outstanding promissory note in the principal amount of $225,000, all of which are due and payable on April 30, 2019, and (ii) SellPoints, a wholly-owned subsidiary of ConversionPoint, has outstanding unsecured subordinated promissory notes in the principal and interest amount of $2,811,679 which are due and payable on February 28, 2019, however, such notes are subject to two automatic 90-day extensions. A default under any loan agreement or note could result in a charging order, or in the case of its secured lenders, a foreclosure on all of ConversionPoint’s assets, which, in either case, would have a material adverse effect on its business, results of operations or financial condition.

If an event of default is declared under ConversionPoint’s secured loan agreement, ConversionPoint could lose possession of its assets, which would have a material adverse effect on its business.

ConversionPoint’s loan with Montage and Partners for Growth, is secured by all of ConversionPoint’s assets. The loan includes certain debt covenants which require ConversionPoint to maintain a minimum cash reserve and minimum EBITDA. As of September 30, 2018, ConversionPoint had certain technical defaults and an anticipated financial covenant default under the loan agreement, and on November 1, 2018, entered into an amendment pursuant to which the lenders agreed to forbear from exercising remedies arising out of the existing defaults and the anticipated default until the earlier to occur of (i) ConversionPoint’s timely compliance with certain non-financial covenants under the loan agreement, upon which time the existing defaults and anticipated default shall automatically be waived, (ii) the occurrence of another event of default, or (iii) February 15, 2019. The lenders have also agreed to decrease certain minimum cash covenants and eliminate certain revenue and EBITDA covenants until February 15, 2019. If ConversionPoint defaults on the loan, or is unable to repay the debt upon any default, the lenders could take control of ConversionPoint’s bank accounts, and/or seek to foreclose on ConversionPoint’s assets in an effort to seek repayment under the loan. If successful, ConversionPoint would be unable to conduct its business as it is presently conducted and its ability to generate revenues and fund its ongoing operations would be materially adversely affected.

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ConversionPoint operates in a rapidly developing and changing industry, which makes it difficult to evaluate its current business and future prospects.

ConversionPoint has encountered and will continue to encounter risks and difficulties frequently experienced by companies in rapidly developing and changing industries, including challenges in hiring and retaining qualified employees, determining appropriate investments of its limited resources, market acceptance of its existing and future solutions, effectively integrating acquired software platforms, competition from established companies with greater financial and technical resources, acquiring and retaining customers, making improvements to its existing solutions and developing new solutions. ConversionPoint’s current operations infrastructure may require changes for ConversionPoint to achieve profitability and scale its operations efficiently. If ConversionPoint fails to implement these changes in a timely manner or is unable to implement them due to factors beyond its control, its business may suffer, its revenue may decline, and it may not be able to achieve further growth or profitability. It cannot be assured that ConversionPoint will be successful in addressing these and other challenges it may face in the future.

If the market for ConversionPoint’s solutions slows or declines, its business, growth prospects, and financial condition would be adversely affected.

The future growth of digital marketing and e-commerce could be constrained by the level of acceptance and expansion of digital marketing and e-commerce SaaS solutions and managed services.  Even if these services become widely adopted, brands, product companies, advertisers and agencies may not make significant investments in such solutions.  It is difficult to predict customer adoption rates, customer demand for ConversionPoint’s technologies, the future growth rate and size of the digital marketing solutions or the entry of competitive solutions. The continued expansion of the market for digital marketing solutions depends on a number of factors, including the continued growth of e-commerce, the online advertising market, and social and mobile advertising, and the cost, performance and perceived value associated with online marketing solutions, as well as ConversionPoint’s ability to address security and privacy concerns and comply with applicable legal requirements which are continually evolving.

ConversionPoint expects to derive, in the future, a substantial portion of its revenue from the sale of its solutions delivered under a SaaS model. As a result, widespread use and acceptance of this business model is critical to its future growth and success. Under the more traditional license model for software procurement, users of software typically run the applications in-house on their own hardware. Because many companies are generally predisposed to maintaining control of their information technology systems and infrastructure, there may be resistance to the concept of accessing software functionality as a service provided by a third party. In addition, the market for SaaS solutions is still evolving, and existing and new market participants may introduce new types of solutions and different approaches to enable organizations to address their needs. If the market for SaaS solutions fails to grow or grows slower than ConversionPoint currently anticipates, demand for its solutions and its revenue, gross margin and other operating results could be negatively impacted.

ConversionPoint’s growth depends in part on the success of its strategic relationships with third parties.

ConversionPoint anticipates that it will continue to depend on its relationships with various third parties, including online retailers, ad networks, affiliate marketing companies, fulfillment companies, credit card processors, and technology and content providers, in order to grow its business. Identifying, negotiating and documenting relationships with these third parties may require significant time and resources as does integrating their content and technology with ConversionPoint’s solutions. If the third-party content or technology integrated with ConversionPoint’s solutions is not well received by its customers, ConversionPoint’s brand and reputation could be negatively affected. ConversionPoint’s agreements with third-party business partners such as Walmart and Costco, are typically non-exclusive and do not prohibit them from working with ConversionPoint’s competitors or from offering competing services. If and to the extent that any of these third parties compete with ConversionPoint or cease to do business with ConversionPoint, it could hurt ConversionPoint’s growth prospects.

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If ConversionPoint does not retain its senior management team and key employees, or if it fails to attract and retain additional highly skilled sales talent, ConversionPoint may not be able to sustain its growth or achieve its business objectives.

ConversionPoint’s future success is substantially dependent on the continued service of its senior management team including, among others, Robert Tallack, President and Chief Executive Officer and Raghu Kilambi, Vice Chair and Chief Financial Officer. ConversionPoint’s future success also depends on its ability to continue to attract, retain, integrate and motivate highly skilled technical, sales and administrative employees. Competition for these employees in ConversionPoint’s industry is intense. As a result, ConversionPoint may be unable to attract or retain management executives and other key personnel that are critical to ConversionPoint’s success, resulting in harm to ConversionPoint’s key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. The loss of the services of ConversionPoint’s senior management or other key employees could make it more difficult to successfully operate ConversionPoint’s business and pursue its business goals.

ConversionPoint may not realize all of the anticipated benefits of its acquisitions, or these benefits may take longer to realize than expected.

ConversionPoint completed its acquisitions of Branded Response and Push Holdings in April 2017, and of SellPoints in December 2017. Even if ConversionPoint is successful in integrating these acquisitions and their related technologies into ConversionPoint’s existing operations, and into an end-to-end e-commerce platform, ConversionPoint may not derive the benefits, such as administrative or operational synergy or anticipated earnings increases, that were expected from such acquisitions, which may result in the commitment of capital resources without the expected returns on the capital.

ConversionPoint stores personally identifiable information of its customers and consumers which is subject to vast regulation.

ConversionPoint stores personally identifiable information such as credit card information, addresses, phone numbers and other confidential information of its customers and consumers who purchase products and services from it to enable payment for such products and services and for shipping such products. ConversionPoint also captures and stores non-personally identifiable information from consumers and customers such as IP addresses, online behavioral information and geographic information through ConversionPoint’s web analytics tracking solutions, that enable ConversionPoint to display digital advertisements to targeted population segments, as well as collect, manage and store data regarding the measurement and valuation of their digital advertising and marketing campaigns. As such, ConversionPoint is subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and ConversionPoint’s agreements with certain merchants require ConversionPoint to notify them in the event of a security incident. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, and the California Consumer Privacy Act of 2018, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit ConversionPoint’s ability to operate or expand its business. Such laws and regulations require or may require ConversionPoint or its customers to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by ConversionPoint or its customers, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Other proposed legislation could, if enacted, impose additional requirements and prohibit the use of specific technologies, such as those that track individuals’ activities on web pages or record when individuals click on a link contained in an email message. Such laws and regulations could restrict ConversionPoint’s ability and its customers’ ability to collect and use web browsing data and personal information, which may reduce ConversionPoint’s customers’ demand for its solutions.

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Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public’s perception of ConversionPoint’s sales and marketing practices. If ConversionPoint’s solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, ConversionPoint or its customers may be subject to public criticism.

Any failure on ConversionPoint’s part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with ConversionPoint’s solutions, even if unfounded, could subject ConversionPoint to liability, damage ConversionPoint’s reputation, impair its sales and harm its business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in ConversionPoint’s profitability and/or limit adoption of and demand for its solutions.

Domestic and foreign government regulation and enforcement of data tracking technologies is expansive, not clearly defined and rapidly evolving. Such regulation could directly restrict portions of ConversionPoint’s business or indirectly affect its business by constraining its customers’ use of ConversionPoint’s platform.

ConversionPoint’s services, through the use of cookies and tracking pixel technologies, enable ConversionPoint and its customers to track consumer online behavior and display digital advertisements to targeted population segments at opportune times. Federal, state, municipal and/or foreign governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, and regulations covering technologies such as cookies and tracking pixels, that are used to collect, store and/or process data. The uncertainty and inconsistency among these laws, coupled with a lack of guidance as to how these laws will be applied to current and emerging Internet and mobile technologies, creates a risk that regulators, lawmakers or other third parties, may assert claims, pursue investigations or audits, or engage in civil or criminal enforcement. These actions could limit the market for ConversionPoint’s services or impose burdensome requirements on its services and/or customers’ use of its services, thereby rendering ConversionPoint’s business unprofitable.

This area of the law is currently under intense government scrutiny and many governments, including the U.S. government, are considering a variety of proposed regulations that would restrict or impact the conditions under which data obtained from or through the activities of visitors could be collected, processed or stored. ConversionPoint may have to develop alternative systems to collect, store and manage user data if users block cookies, tracking pixels or regulations introduce barriers to collecting cookie data or using tracking pixels. In addition, third parties may develop technology or policies to track consumer online behavior, including through next-generation web browsers or other means, which could subsequently prevent ConversionPoint from directly importing data to ConversionPoint’s systems. ConversionPoint may not be able to develop adequate alternatives to cookie data and pixel data collection, which could negatively impact ConversionPoint’s revenue and operating results.

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Cybersecurity incidents could harm ConversionPoint’s business and negatively impact its financial results.

ConversionPoint stores personally identifiable information, credit card information and other confidential information of its customers and consumers. ConversionPoint may experience successful attempts by third parties to obtain unauthorized access to such personally identifiable information. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information could have an adverse effect on ConversionPoint’s business, financial condition and results of operations.

Cybersecurity incidents could endanger the confidentiality, integrity and availability of ConversionPoint’s information resources and the information it collects, uses, stores and discloses. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to ConversionPoint’s information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. ConversionPoint believes that it takes reasonable steps to protect the security, integrity and confidentiality of the information ConversionPoint collects, uses, stores, and discloses, and is continuously taking steps to strengthen its security protocols and infrastructure, but there is no guarantee that inadvertent or unauthorized data access will not occur despite its efforts. For example, ConversionPoint could be negatively impacted by software bugs or other technical malfunctions, as well as employee error or malfeasance. Any unauthorized access or use of information, virus or similar breach or disruption to ConversionPoint’s, its customers’, or its partners’ systems could result in disrupted operations, loss of information, damage to ConversionPoint’s reputation and customer relationships, early termination of ConversionPoint’s contracts and other business losses, indemnification of its customers, liability for stolen assets or information, increased cybersecurity protection and insurance costs, financial penalties, litigation, regulatory investigations, and other significant liabilities, any of which could materially harm ConversionPoint’s business.

If ConversionPoint cannot efficiently implement its solutions for customers, ConversionPoint may lose customers.

ConversionPoint’s customers have a variety of different data formats, enterprise applications and infrastructure and ConversionPoint’s platform must support its customers’ data formats and integrate with complex enterprise applications and infrastructures. If ConversionPoint’s platform does not support a customer’s required data format or appropriately integrate with a customer’s applications and infrastructure, then ConversionPoint may choose to configure its platform to do so, which would increase ConversionPoint’s expenses. Additionally, ConversionPoint does not control its customers’ implementation schedules. As a result, as ConversionPoint has experienced in the past, if ConversionPoint’s customers do not allocate internal resources necessary to meet their implementation responsibilities or if ConversionPoint faces unanticipated implementation difficulties, the implementation may be delayed. If the customer implementation process is not executed successfully or if execution is delayed, ConversionPoint could incur significant costs, customers could become dissatisfied and decide not to increase usage of ConversionPoint’s platform, not to use ConversionPoint’s platform beyond an initial period prior to their term commitment and revenue recognition could be delayed. In addition, competitors with more efficient operating models that have lower implementation costs, could penetrate ConversionPoint’s customer relationships.

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Additionally, large customers may request or require specific features or functions unique to their particular business processes, which increase ConversionPoint’s upfront investment in sales and deployment efforts and the revenues resulting from the customers under ConversionPoint’s typical contract term may not cover ConversionPoint’s upfront investments. If prospective large customers require specific features or functions that ConversionPoint does not offer, then the market for ConversionPoint’s solutions will be more limited and ConversionPoint’s business could suffer. If ConversionPoint is unable to address the needs of these customers in a timely fashion or further develop and enhance ConversionPoint’s solutions, these customers may not renew their subscriptions, seek to terminate their relationship with ConversionPoint, renew on less favorable terms, or reduce their marketing spend on ConversionPoint’s platform. If any of these were to occur, ConversionPoint’s revenues may decline and its operating results could be adversely affected.

If ConversionPoint fails to manage and increase the capacity of its hosted infrastructure, ConversionPoint’s customers may be unable to use ConversionPoint’s platform, which could harm ConversionPoint’s reputation and demand for its solutions.

ConversionPoint has experienced significant growth in the number of users, transactions and data that ConversionPoint’s hosting infrastructure supports. ConversionPoint seeks to maintain sufficient excess capacity in its third party hosted infrastructure to be sufficiently flexible and scalable to meet the needs of all of its customers. However, the provision of new hosting infrastructure requires significant lead time. If ConversionPoint does not accurately predict its infrastructure capacity requirements, its customers could experience service outages that may subject ConversionPoint to financial penalties or other liabilities, result in customer losses, harm ConversionPoint’s reputation and adversely affect its ability to grow its revenue.

Mobile and other devices are increasingly being used to conduct e-commerce, and if ConversionPoint’s solutions do not operate as effectively, when accessed through these devices, or in different formats and resolutions, ConversionPoint’s customers may not be satisfied with ConversionPoint’s services, which could harm ConversionPoint’s business.

Effective functionality on mobile and other devices, and across multiple platforms and using different resolutions, is integral to ConversionPoint’s long-term development and growth strategy. In the event that ConversionPoint’s customers have difficulty accessing and using ConversionPoint’s platform on mobile and other devices, ConversionPoint’s business and operating results could be adversely affected.  In addition, ConversionPoint is taking steps to comply with the Twenty-First Century Communications and Video Accessibility Act and similar accessibilities laws that require making the internet fully accessible to people with disabilities.

ConversionPoint must develop and introduce enhancements and new features that achieve market acceptance or that keep pace with technological developments to remain competitive in the evolving online marketing industry.

ConversionPoint operates in a dynamic market characterized by rapidly changing technologies and industry and legal standards. The introduction of new digital marketing solutions by ConversionPoint’s competitors, the market acceptance of solutions based on new or alternative technologies, or the emergence of new industry standards could render ConversionPoint’s platforms obsolete. ConversionPoint’s ability to compete successfully, attract new customers and increase revenues from existing customers depends in large part on its ability to enhance and improve its existing digital marketing solutions and to continually introduce or acquire new features that are in demand by the markets ConversionPoint serves. ConversionPoint is in the process of a significant upgrade to its software platform infrastructure, and the success of this project or any other enhancement or new solution depends on several factors, including timely completion, adequate quality testing, and appropriate introduction and market acceptance. Any new platform or feature that ConversionPoint develops or acquires may not be introduced in a timely manner, may contain defects, may be costlier to complete than ConversionPoint anticipates or may not achieve the broad market acceptance necessary to generate significant revenues. If ConversionPoint is unable to complete the upgrade to its software platform infrastructure and integrate its various service offerings effectively or in a timely manner, or to anticipate or timely and successfully develop or acquire new offerings or features or enhance ConversionPoint’s existing platform to meet customer requirements, ConversionPoint’s business and operating results will be adversely affected.

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ConversionPoint’s business and prospects would be harmed if changes to technologies used in its platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants, brands and consumers interface with ConversionPoint’s platform.

In the future, providers of internet browsers could introduce new features that would make it difficult for ConversionPoint to provide certain of its services such as retargeter, or for ConversionPoint’s customers to use ConversionPoint’s platform. In addition, internet browsers for desktop or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with ConversionPoint’s platform, or prevent customers from accessing ConversionPoint’s platform. In addition, the growing use of ad blockers in internet browsers could impact ConversionPoint’s ability to serve ads. Any changes to technologies used in ConversionPoint’s platform, to existing features that ConversionPoint relies on, or to operating systems or internet browsers that make it difficult for customers to access or use ConversionPoint’s platform, may make it more difficult for ConversionPoint to maintain or increase its revenues and could adversely impact its business and prospects.

ConversionPoint derives a portion of its revenue from monthly subscription agreements, and intends to increase the proportion of its revenue which is generated through monthly subscription agreements.

ConversionPoint derives a portion of its revenue from subscription agreements and intends to increase the portion of its revenue which is generated through subscription agreements. Subscription agreements are typically month-to-month or one year in length, and often terminable on 30 days’ notice. As a result, a portion of the revenue ConversionPoint reports in each quarter is generated from customer agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in ConversionPoint’s financial performance in that quarter but might negatively affect ConversionPoint’s revenue in future quarters. Accordingly, the effect of significant declines in sales and market acceptance of ConversionPoint’s solutions may not be reflected in ConversionPoint’s short-term results of operations.

ConversionPoint derives some of its revenue from usage-based pricing models, which makes it difficult to forecast revenues from its current customers and future prospects.

Some of ConversionPoint’s services are offered on a usage-based pricing model in which ConversionPoint’s fees are calculated based on the customer’s use of aspects of ConversionPoint’s services. This pricing model makes it difficult to accurately forecast revenues because ConversionPoint’s customers’ activities on ConversionPoint’s platform may vary from month to month based on the variety of industries in which ConversionPoint’s advertisers operate, the seasonality of those industries and fluctuations in ConversionPoint’s customers’ marketing budgets or other factors. If ConversionPoint incorrectly forecasts revenues for these customers and the amount of revenue is less than projections ConversionPoint provides to investors, the price of ConversionPoint’s common stock could decline substantially. Additionally, if ConversionPoint overestimates usage, ConversionPoint may incur additional expenses in adding infrastructure, without a commensurate increase in revenues, which would harm ConversionPoint’s gross margins and other operating results.

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If ConversionPoint fails to maintain a consistently high level of customer service, its brand, business and financial results may be harmed.

ConversionPoint believes its focus on customer service and support is critical to onboarding new customers, retaining existing customers and growing ConversionPoint’s business. If ConversionPoint is unable to maintain a consistently high level of customer service and technical support, ConversionPoint may lose existing customers. In addition, ConversionPoint’s ability to attract new customers is highly dependent on ConversionPoint’s reputation and on positive recommendations from its existing customers. Any failure to maintain a consistently high level of customer service, or a market perception that ConversionPoint does not maintain high-quality customer service, could adversely affect its reputation and the number of positive customer referrals that ConversionPoint receives.

ConversionPoint obtains certain products it sells from third parties.

ConversionPoint derives a portion of its revenue from direct online product sales, and sources certain products it sells from third-parties and relies on them to meet its sales needs. ConversionPoint plans to continue to rely upon such third parties to supply products it sells. If these suppliers fail to maintain high manufacturing standards and processes, it could harm ConversionPoint’s business. In the event of a natural disaster or business failure, including due to bankruptcy of a supplier, ConversionPoint may not be able to secure replacement products on a timely or cost-effective basis, which could result in delays, additional costs and reduced revenues. In addition, price increases from a supplier would directly affect ConversionPoint’s profitability if it is not able to pass price increases on to customers.

As a direct-to-consumer marketer, ConversionPoint is subject to vast regulation. If ConversionPoint is required to pay damages or expenses in connection with legal claims, ConversionPoint’s business, financial condition and results of operations may be harmed.

As a direct to consumer marketer, ConversionPoint is subject to various federal, state and foreign laws and regulations such as the Restore Online Shoppers Confidence Act, which we refer to as ROSCA, and the Dot Com Disclosure Guidance published by the United States Federal Trade Commission, which requires certain disclosures to prevent unfair, deceptive or misleading online advertisements. Although ConversionPoint’s business plan contemplates phasing out this portion of ConversionPoint’s business, historically, a substantial portion of ConversionPoint’s revenue has been derived from negative option marketing, in which consumers sign up to receive a free trial product and to be billed monthly for continued delivery of such product until such consumer affirmatively cancels his or her subscription. ConversionPoint’s failure to comply with these regulations could, among other things, result in consumer lawsuits, federal investigations, or State Attorney General actions or inquiries. Such claims or inquiries, regardless of their merit, could divert management time and attention away from ConversionPoint’s business, result in significant costs to investigate and defend, harm ConversionPoint’s reputation and result in the cessation of certain portions of ConversionPoint’s business. If ConversionPoint or its subsidiaries become subject to these or similar types of claims or investigations, and are not successful in their defense, ConversionPoint or its subsidiaries may be forced to pay damages, some of which may be substantial, or to cease parts of their business.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our offering and adversely affect our operating results.

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In general, in connection with the sale of products, we have not historically collected state or local sales, use or other similar taxes in any jurisdictions in which we do not have a tax nexus, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect such taxes with respect to online sales of products. In addition, we have not historically collected state or local sales, use or other similar taxes in certain jurisdictions in which we do have a physical presence, in reliance on applicable exemptions. On June 21, 2018, the U.S. Supreme Court decided, in South Dakota v. Wayfair, Inc., that state and local jurisdictions may, at least in certain circumstances, enforce a sales and use tax collection obligation on remote vendors that have no physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring sales and use tax collection by remote vendors and/or by online marketplaces. The details and effective dates of these collection requirements vary from state to state. It is possible that one or more jurisdictions may assert that we have liability for periods for which we have not collected sales, use or other similar taxes, and if such an assertion or assertions were successful it could result in substantial tax liabilities, including for past sales taxes and penalties and interest, which could materially adversely affect our business, financial condition and operating results.

ConversionPoint or its subsidiaries may be exposed to material product liability claims, which could increase their costs and adversely affect ConversionPoint’s reputation and business.

As a marketer and distributor of products designed for human consumption or use, ConversionPoint or its subsidiaries could be subject to product liability claims if the use of products they market or distribute, is alleged to have resulted in injury or undesired results. Products marketed include vitamins that are classified as dietary supplements and skin care products, and in most cases are not subject to pre-market regulatory approval in the United States. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur.

ConversionPoint has not had any product liability claims filed against it or its subsidiaries, but in the future ConversionPoint or its subsidiaries may be subject to various product liability claims, including, due to tampering by unauthorized third parties, product contamination, and claims that these products had inadequate instructions for use, or inadequate warnings concerning possible side effects and interactions with other substances. The cost of defense can be substantially higher than the cost of settlement even when claims are without merit. The high cost to defend or settle product liability claims could have a material adverse effect on ConversionPoint’s business and operating results and ConversionPoint’s insurance, if any, may not be adequate.

ConversionPoint’s business is exposed to a multitude of risks based on its acceptance of credit cards and their reliance on third party credit card processors.

ConversionPoint’s customers typically pay for their orders with debit cards or credit cards, and ConversionPoint depends on third party credit card processing in connection with online product sales. There are many risks related to ConversionPoint’s acceptance of credit cards, the collection and storage of credit card data, and ConversionPoint’s dependence on third party credit card processors to process payments.

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ConversionPoint’s failure to limit fraudulent transactions conducted on its websites or through its platform, such as through use of stolen credit card numbers, could subject ConversionPoint to liability and adversely impact its reputation. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on ConversionPoint’s credit card processor by the association. Under ConversionPoint’s contracts with ConversionPoint’s payment processors, ConversionPoint is required to reimburse them for such penalties. ConversionPoint faces the risk that it may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against ConversionPoint or terminate ConversionPoint’s ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on ConversionPoint’s business, financial condition and operating results. Although ConversionPoint does not believe there has been a compromise of customer information, it is possible that either ConversionPoint or its subsidiaries may not be in full compliance with these standards. Accordingly, ConversionPoint could be fined, which could impact its financial condition, or certain of ConversionPoint’s products could be suspended, which would cause ConversionPoint to be unable to process payments using credit cards. If ConversionPoint is unable to accept credit card payments, ConversionPoint’s business, financial condition and operating results may be adversely affected.

In addition, many of ConversionPoint’s transactions are deemed high risk, and there often exists a shortage of merchant processors able or willing to process such online transactions. In the past, ConversionPoint has had to decrease the volume of sales as a result of the shortage of available merchant processing. The future shortage of merchant processing available to process payments for ConversionPoint’s product sales and the sales of ConversionPoint’s customers’ products, could result a decrease in the volume of products ConversionPoint is able to sell and could have a material adverse effect on ConversionPoint’s revenue. Further, such credit card processors require ConversionPoint to maintain significant reserves (often up to 10% of the sale) to cover refunds, chargebacks and fraud, which results in delays of up to 6 months in receipt of such revenue. If ConversionPoint’s refunds or chargebacks increase, ConversionPoint’s processors could require ConversionPoint to increase such reserves, increase fees or terminate their contracts with ConversionPoint, which would have an adverse effect on ConversionPoint’s financial condition.

In addition, ConversionPoint could be liable if there is a breach of the payment information it stores. Online commerce and communications depend on the secure transmission of confidential information over public networks. ConversionPoint relies on encryption and authentication technology to authenticate and secure the transmission of confidential information, including customer credit card numbers. However, ConversionPoint cannot ensure this technology will prevent breaches of the systems it uses to protect customer payment data.

In the future ConversionPoint may explore accepting various forms of payment that may have higher fees and costs than ConversionPoint’s current payment methods. If ConversionPoint’s customers utilize alternative payment methods, ConversionPoint’s payment costs could increase and ConversionPoint’s operating results could be adversely impacted.

ConversionPoint operates in an industry with extensive intellectual property litigation. Claims of infringement against ConversionPoint may harm ConversionPoint’s business.

ConversionPoint’s success depends, in part, upon its non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The internet-related software field generally is characterized by extensive intellectual property litigation. Although ConversionPoint’s industry is rapidly evolving, many companies that own, or claim to own, intellectual property have aggressively asserted their rights. From time to time, ConversionPoint may be subject to legal proceedings and claims relating to the intellectual property rights of others, including, but not limited to, patents and trademarks, and ConversionPoint expects that third parties will assert intellectual property claims against ConversionPoint, particularly as ConversionPoint expands the complexity and scope of its business. In addition, many of ConversionPoint’s subscription agreements require ConversionPoint to indemnify its customers against claims that its solutions infringe the intellectual property rights of third parties.

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Future litigation may be necessary to defend ConversionPoint or its customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish ConversionPoint’s proprietary rights. Some of ConversionPoint’s competitors have substantially greater resources than ConversionPoint does and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than ConversionPoint could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target ConversionPoint. Regardless of whether claims that ConversionPoint is infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could, harm ConversionPoint’s reputation, adversely affect its relationship with customers and partners, cause delays or stoppages in its services, divert management’s attention and resources, require changes to its software that would cause it to incur substantial costs and/or subject it to significant liability.

In addition to liability for monetary damages against ConversionPoint, which may be tripled and may include attorneys’ fees, or, in some circumstances, damages against ConversionPoint’s customers, ConversionPoint may be prohibited from developing, commercializing or continuing to provide some or all of ConversionPoint’s software solutions unless ConversionPoint obtains licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

Activities of ConversionPoint’s customers and affiliates or the content of their marketing messages, could damage ConversionPoint’s brand, subject it to liability and harm its business and financial results.

ConversionPoint’s terms of service prohibit ConversionPoint’s customers and affiliates from using ConversionPoint’s platform to engage in illegal activities, including, fraudulent marketing activities, and its employment and marketing policies prohibit its employees from engaging in fraudulent marketing activities. Customers, affiliate marketers or employees may nonetheless engage in prohibited or illegal activities in violation of applicable laws, which could subject ConversionPoint to liability. For example, from time to time, certain of ConversionPoint’s affiliate marketing companies use content that infringes on the rights of others, including, but not limited to, unauthorized celebrity endorsements, that have resulted in the receipt of cease and desist letters and claims for damages. In addition, there have been limited instances in which ConversionPoint’s employees have used infringing content in certain marketing materials, that have resulted in the receipt of cease and desist letters and claims for damages. ConversionPoint’s brand may be negatively impacted by the actions of customers, affiliates or employees, that are deemed to be hostile, offensive, inappropriate or illegal. Although ConversionPoint attempts to monitor the appropriateness of the content of its customers, affiliates and employees, ConversionPoint does not have control over their activities. The safeguards ConversionPoint has in place may not be sufficient for ConversionPoint to avoid liability or avoid harm to ConversionPoint’s brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect its business and financial results.

ConversionPoint’s failure to protect its intellectual property rights could diminish the value of its services, weaken its competitive position and reduce its revenue.

ConversionPoint regards the protection of its intellectual property, which includes trade secrets, copyrights, trademarks and domain names, as critical to ConversionPoint’s success. ConversionPoint strives to protect ConversionPoint’s intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. ConversionPoint enters into confidentiality and invention assignment agreements with its employees and contractors, and confidentiality agreements with parties with whom it conducts business in order to limit access to, and disclosure and use of, its proprietary information. However, these contractual arrangements and the other steps ConversionPoint has taken to protect ConversionPoint’s intellectual property may not prevent the misappropriation of ConversionPoint’s proprietary information or deter independent development of similar technologies by others.

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ConversionPoint has four provisional patent applications and is investigating seeking patent protection for other aspects of ConversionPoint’s technologies, but there can be no assurance that ConversionPoint will file for any additional patent protection, or any patents will ultimately be issued, or that, if issued, they will not be challenged. ConversionPoint has registered domain names, trademarks and service marks in the United States and may also pursue additional registrations both in and outside the United States. Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending ConversionPoint’s rights. ConversionPoint may be required to protect its intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which ConversionPoint may not pursue in every location.

Monitoring unauthorized use of ConversionPoint’s intellectual property is difficult and costly. ConversionPoint’s efforts to protect its proprietary rights may not be adequate to prevent misappropriation of its intellectual property. Further, ConversionPoint may not be able to detect unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. In addition, ConversionPoint’s competitors may independently develop similar technology. The laws of many countries, such as China and India, do not protect its proprietary rights to as great an extent as do the laws of European countries and the United States. Further, the laws in the United States and elsewhere change rapidly, and any future changes could adversely affect ConversionPoint and its intellectual property. ConversionPoint’s failure to meaningfully protect its intellectual property could result in competitors offering services that incorporate ConversionPoint’s most technologically advanced features, which could seriously reduce demand for its software solutions. In addition, ConversionPoint may in the future need to initiate infringement claims or litigation. Litigation, whether ConversionPoint is a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of ConversionPoint’s technical staff and managerial personnel, which could harm ConversionPoint’s business, whether or not such litigation results in a determination that is unfavorable to ConversionPoint. In addition, litigation is inherently uncertain, and thus ConversionPoint may not be able to stop its competitors from infringing upon ConversionPoint’s intellectual property rights.

ConversionPoint’s use of “open source” software could negatively affect its ability to sell its solutions and could subject ConversionPoint to litigation.

A portion of ConversionPoint’s technology platform and solutions incorporate so-called “open source” software, and ConversionPoint may incorporate additional open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. If ConversionPoint fails to comply with these licenses, it may be subject to specified conditions, including requirements that ConversionPoint offer its solutions that incorporate the open source software for no cost, that ConversionPoint make available source code for modifications or derivative works it creates based upon, incorporating or using the open source software and that ConversionPoint license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes open source software that ConversionPoint uses were to allege that ConversionPoint has not complied with the conditions of one or more of these licenses, ConversionPoint could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from the sale of ConversionPoint’s solutions that contain the open source software. ConversionPoint could be subject to suits by parties claiming ownership of what ConversionPoint believes to be open source software. Litigation could be costly for ConversionPoint to defend, have a negative effect on ConversionPoint’s operating results and financial condition and require ConversionPoint to devote additional research and development resources to change ConversionPoint’s solutions.

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Risks Related to Inuvo’s Business

Inuvo relies on two customers for a significant portion of its revenues.

Inuvo is reliant upon Yahoo! and Google for most of its revenue. During the third quarter of 2018, Yahoo! accounted for 75.6% and Google accounted for 8.5% of its revenues, respectively, and during the same period in 2017, 62.1% and 8.9%, respectively. The amount of revenue Inuvo receives from these customers is dependent on a number of factors outside of Inuvo’s control, including the amount they charge for advertisements, the depth of advertisements available from them, and their ability to display relevant ads in response to end-user queries. Inuvo’s revenue in the third quarter 2018 was 17.3% lower than the same quarter of 2017 due to demand and pricing changes by Inuvo’s largest customer, Yahoo!. The result was approximately a 40% decrease in RPCs. Inuvo has not seen an appreciable change in remote procedure calls, or RPCs, and Inuvo does not know whether RPCs will return to their former levels.

Inuvo would likely experience a significant decline in revenue and its business operations could be significantly harmed if these customers do not approve Inuvo’s new websites and applications, or if Inuvo violates their guidelines or they change their guidelines. In addition, if any of these preceding circumstances were to occur, Inuvo may not be able to find a suitable alternate paid search results provider or otherwise replace the lost revenues. The loss of any of these customers or a material change in the revenue or gross profit they generate would have a material adverse impact on Inuvo’s business, results of operations and financial condition in future periods.

Failure to comply with the covenants and restrictions in Inuvo’s credit facility could impact Inuvo’s ability to access capital as needed.

Inuvo has a credit facility with Western Alliance Bank under which Inuvo had $4.8 million in debt outstanding and no availability as of September 30, 2018. The facility expired in September 2018 and was extended to October 2018. Inuvo signed a new facility agreement with Western Alliance Bank on October 11, 2018. The new agreement has no financial covenants. The credit facility contains a number of requirements, among other things:

•	payment of fees to the lender associated with the credit facility;

•	maintenance of Inuvo’s corporate existence in good standing;

•	granting the lender a security interest in Inuvo’s assets;

•	providing financial information to the lender; and

•	refrain from any transfer of any of Inuvo’s business or property, subject to customary exceptions.

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Inuvo has historically had difficulties meeting the financial covenants set forth in its credit agreement. During the third quarter of 2018, Inuvo failed to comply with the minimum revenue and adjusted EBITDA requirement. Inuvo’s lender has given Inuvo waivers in the past, including in connection with Inuvo’s failure to meet the covenants during the third quarter of 2018, and reset Inuvo’s financial covenants several times. A breach in Inuvo’s covenants could result in a default under the credit facility, and in such event Western Alliance Bank could elect to declare all borrowings outstanding, if any, to be due and payable. If this occurs and Inuvo has outstanding obligations and is not able to repay, Western Alliance Bank could require Inuvo to apply all of its available cash to repay the debt amounts and could then proceed against the underlying collateral. Should this occur, Inuvo cannot assure you that its assets would be sufficient to repay its debt in full, Inuvo would be able to borrow sufficient funds to refinance the debt, or that Inuvo would be able to obtain a waiver to cure any such default. In such an event, Inuvo’s ability to conduct its business as it is currently conducted would be in jeopardy.

Failure to comply with the covenants and restrictions in Inuvo’s grant agreement with the State of Arkansas could result in the repayment of a portion of the grant, which Inuvo may not be able to repay or finance on favorable terms.

In January 2013, Inuvo entered into an agreement with the State of Arkansas whereby Inuvo was granted $1,750,000 for the relocation of Inuvo to Arkansas and for the purchase of equipment. The grant was contingent upon Inuvo having at least 50 full-time equivalent permanent positions within four years, maintaining at least 50 full-time equivalent permanent positions for the following six years and paying those positions an average total compensation of $90,000 per year.

If Inuvo fails to meet the requirements of the grant after the initial four-year period, it may be required to repay a portion of the grant, up to but not to exceed the full amount of the grant. Should this occur, Inuvo cannot assure you that its assets would be sufficient to repay its grant in full, Inuvo would be able to borrow sufficient funds to refinance the grant, or that Inuvo would be able to obtain a waiver to cure any such default. In such an event, Inuvo’s ability to conduct its business as it is currently conducted would be in jeopardy. As of September 30, 2018, Inuvo had 39 full-time, permanent positions in Arkansas.

Inuvo’s business is seasonal and its financial results and cash availability may vary significantly from period to period.

Historically, the last half of the year has stronger demand and therefore greater revenue than the first half of the year. Inuvo experiences lower RPCs due to a decline in demand for inventory on website and app space and the recalibrating of advertiser’s marketing budgets after the holiday selling season. If Inuvo is not able to appropriately adjust to seasonal or other factors, it could have a material adverse effect on its financial results. A material percentage of Inuvo’s operating expense is fixed and does not vary significantly with revenue. When revenue is seasonally lower cash availability is constrained. The bank credit facility and cash generated by operations may be insufficient to continue normal operations. Inuvo may elect to sell securities to the public or to selected investors, or borrow under the current or any replacement line of credit or other debt instruments which may cause dilution.

Inuvo depends on relationships with and the success of its supply partners.

Inuvo’s supply partners are very important to its success. Inuvo must recruit and maintain partners who are able to drive traffic successfully to their websites and mobile applications, resulting in clicks on advertisements Inuvo has delivered. These partners may experience difficulty in attracting and maintaining users for a number of reasons, including competition, rapidly changing markets and technology, industry consolidation and changing consumer preferences. Further, Inuvo may not be able to further develop and maintain relationships with distribution partners. They may be able to make their own deals directly with advertisers, may view Inuvo as a competitor or may find Inuvo’s competitors’ offerings more desirable. Any of these potential events could have a material adverse effect on Inuvo’s business, financial position and results of operations.

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The success of Inuvo’s owned sites depend on Inuvo’s ability to acquire traffic in a profitable manner.

Inuvo’s ALOT-branded websites depend on Inuvo’s ability to attract traffic in a profitable manner. Inuvo uses a predictive model to calculate the rate of return for marketing campaigns, which includes estimates and assumptions. If these estimates and assumptions are not accurate, Inuvo may not be able to effectively manage its marketing decisions and could acquire traffic in an unprofitable manner. In addition, Inuvo may not be able to maintain and grow its traffic for a number of reasons, including, but not limited to, acceptance of its websites by consumers, the availability of advertising to promote its websites, competition, and sufficiency of capital to purchase advertising. Inuvo advertises on search engine websites to drive traffic to its owned and operated websites. Inuvo’s keyword advertising is done primarily with Google and Facebook, but also with Yahoo! and Bing. If Inuvo is unable to maintain and grow traffic to its sites in a profitable manner, it could have a material adverse effect on Inuvo’s business, financial condition, and results of operations.

Inuvo’s business must keep pace with rapid technological change to remain competitive.

Inuvo’s business operates in a market characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, enhancements, and changing customer demands. Inuvo must adapt to rapidly changing technologies and industry standards and continually improve the speed, performance, features, ease of use and reliability of Inuvo’s services. This includes making Inuvo’s products and services compatible and maintaining compatibility with multiple operating systems, desktop and mobile devices, and evolving network infrastructure. If Inuvo fails to do this, its results of operations and financial position could be adversely affected.

Inuvo’s services may be interrupted if Inuvo experiences problems with its network infrastructure.

The performance of Inuvo’s network infrastructure is critical to its business and reputation. Because Inuvo’s services are delivered solely through the internet, Inuvo’s network infrastructure could be disrupted by a number of factors, including, but not limited to:

•	unexpected increases in usage of Inuvo’s services;

•	computer viruses and other security issues;

•	interruption or other loss of connectivity provided by third-party internet service providers;

•	natural disasters or other catastrophic events; and

•	server failures or other hardware problems.

While Inuvo has data centers in multiple, geographically dispersed locations and active back-up and disaster recovery plans, Inuvo cannot assure you that serious interruptions will not occur in the future. If Inuvo’s services were to be interrupted, it could cause loss of users, customers and business partners, which could have a material adverse effect on Inuvo’s results of operations and financial position.

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Inuvo depends on key personnel, the loss of whom could harm Inuvo’s business.

Inuvo’s success depends in part on the retention of personnel critical to its business operations. Loss of key personnel may result in disruption of operations, loss of key business relationships or expertise, additional recruiting and training costs, and diminished anticipated benefits of acquisitions. Inuvo’s future success is substantially dependent on the continued service of its key senior management. Inuvo has experienced difficulty from time to time in attracting or retaining the personnel necessary to support the growth of its business, and Inuvo may experience similar difficulties in the future.

Regulatory and legal uncertainties could harm Inuvo’s business.

While there are currently relatively few laws or regulations directly applicable to internet-based commerce or commercial search activity, there is increasing awareness of such activity and interest from state and federal lawmakers in regulating these services. New regulation of activities in which Inuvo is involved or the extension of existing laws and regulations to internet-based services could have a material adverse effect on Inuvo’s business, results of operations and financial position.

Failure to comply with federal, state and international privacy and data security laws and regulations, or the expansion of current or the enactment of new privacy and data security laws or regulations, could adversely affect Inuvo’s business.

A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other mobile devices, and internationally the European Union’s new GDPR went into effect in May 2018. Inuvo has posted privacy policies and practices concerning the collection, use and disclosure of subscriber data on Inuvo’s websites and applications. The existing and soon to be enacted privacy and data security related laws and regulations are evolving and subject to potentially differing interpretations. Several internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by Inuvo to comply with its posted privacy policies or with any data-related consent orders, FTC requirements or orders or other federal, state or international privacy or consumer protection-related laws, including the GDPR, regulations or industry self-regulatory principles could result in claims, proceedings or actions against Inuvo by governmental entities or others or other liabilities, which could adversely affect Inuvo’s business.

Inuvo may face third party intellectual property infringement claims that could be costly to defend and result in the loss of significant rights.

From time to time third parties have asserted infringement claims against Inuvo, including copyright, trademark and patent infringement, among other things. While Inuvo believes that it has defenses to these types of claims under appropriate trademark laws, Inuvo may not prevail in its defenses to any intellectual property infringement claims. In addition, Inuvo may not be adequately insured for any judgments awarded in connection with any litigation. Any such claims and resulting litigation could subject Inuvo to significant liability for damages or result in the invalidation of Inuvo’s proprietary rights, which would have a material adverse effect on its business, financial condition, and results of operations. Even if Inuvo were to prevail, these claims could be time-consuming, expensive to defend, and could result in the diversion of management’s time and attention.

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Inuvo is subject to risks from publishers who could fabricate clicks either manually or technologically.

Inuvo’s business involves the establishment of relationships with website owners and publishers. In exchange for their consumer traffic, Inuvo provides an advertising placement service and shares a portion of the revenue it collects with that website publisher. Although Inuvo has click fraud detection software in place, Inuvo cannot guarantee that it will identify all fraudulent clicks or be able to recover funds distributed for fabricated clicks. This risk could materially impact Inuvo’s ability to borrow, its cash flow and the stability of its business.

A downturn or uncertainty in global economic conditions may have a significant negative effect on Inuvo’s access to credit and its ability to raise capital and may impact its business, operating results or financial condition.

A future downturn or uncertainty in global economic conditions, may result in significant reductions in, and heightened credit quality standards for, available capital and liquidity from banks and other providers of credit and substantial reductions and/or fluctuations in equity and currency values worldwide, which may make it difficult for Inuvo to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all. Moreover, deteriorated economic conditions, or the threat of a prolonged recessionary period, may cause disruptions and volatility in global financial markets, increased rates of default and bankruptcy and have a negative impact on the levels of consumer spending. These macroeconomic developments could negatively affect Inuvo’s business, operating results or financial condition in a number of ways. For example, current or potential customers, such as advertisers, may delay or decrease spending with Inuvo or may not pay Inuvo or may delay paying Inuvo for previously performed services. In addition, if consumer spending decreases, this may result in fewer clicks on Inuvo’s advertisers’ ads displayed on Inuvo’s or its partner websites.

Inuvo’s quarterly operating results can be difficult to predict and can fluctuate substantially, which could result in volatility in the price of its common stock.

Inuvo’s quarterly revenues and other operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter. Inuvo’s agreements with distribution partners and key customers do not require minimum levels of usage or payments, and its revenues therefore fluctuate based on the actual usage of its service each quarter by existing and new distribution partners. Quarterly fluctuations in Inuvo’s operating results also might be due to numerous other factors, including:

•	its ability to attract new distribution partners, including the length of its sales cycles, or to sell increased usage of its service to existing distribution partners;

•	technical difficulties or interruptions in its services;

•	changes in privacy protection and other governmental regulations applicable to its industry;

•	changes in its pricing policies or the pricing policies of its competitors;

•	the financial condition and business success of its distribution partners;

•	purchasing and budgeting cycles of its distribution partners;

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•	acquisitions of businesses and products by Inuvo or its competitors;

•	competition, including entry into the market by new competitors or new offerings by existing competitors;

•	discounts offered to advertisers by upstream advertising networks;

•	its history of litigation;

•	its ability to hire, train and retain sufficient sales, client management and other personnel;

•	timing of development, introduction and market acceptance of new services or service enhancements by Inuvo or its competitors;

•	concentration of marketing expenses for activities such as trade shows and advertising campaigns;

•	expenses related to any new or expanded data centers; and

•	general economic and financial market conditions.

Inuvo has historically had difficulties meeting the financial covenants set forth in its credit agreement.

During the third quarter of 2018, Inuvo failed to comply with the minimum revenue and adjusted EBITDA requirement. Inuvo’s lender has given it waivers in the past, including in connection with its failure to meet the covenants during the third quarter of 2018, and reset Inuvo’s financial covenants several times. A breach in its covenants could result in a default under the credit facility, and in such event Western Alliance Bank could elect to declare all borrowings outstanding, if any, to be due and payable. If this occurs and Inuvo has outstanding obligations and are not able to repay, Western Alliance Bank could require Inuvo to apply all of its available cash to repay the debt amounts and could then proceed against the underlying collateral. Should this occur, Inuvo cannot assure you that its assets would be sufficient to repay its debt in full, Inuvo would be able to borrow sufficient funds to refinance the debt, or that Inuvo would be able to obtain a waiver to cure any such default. In such an event, Inuvo’s ability to conduct its business as it is currently conducted would be in jeopardy.

Risks Related to Our Business and Industry

Failure to successfully combine the businesses of ConversionPoint and Inuvo, or to achieve integration in the expected time frame, may adversely affect our future results.

The success of the mergers will depend, in part, on our ability to realize the anticipated benefits from combining the businesses of ConversionPoint and Inuvo. To realize these anticipated benefits, including the cost synergies being forecast, the businesses of ConversionPoint and Inuvo must be successfully integrated. Historically, ConversionPoint and Inuvo have been independent companies, and they will continue to be operated as such until the completion of the mergers. Our management may face significant challenges in consolidating the functions of Inuvo and ConversionPoint, integrating the technologies, organizations, procedures, policies and operations, as well as addressing the different business cultures of the two companies, and retaining key personnel. If ConversionPoint and Inuvo are not successfully integrated or such integration is delayed, the anticipated benefits of the mergers may not be realized fully or at all, or may take longer to realize than expected. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the mergers may also disrupt each company’s ongoing businesses and/or adversely affect their relationships with employees, customers, regulators and others with whom they have business or other dealings.

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Our future results will suffer if we do not effectively manage our expanded operations following the mergers.

Following the mergers, the size of our business will be significantly larger than the current businesses of Inuvo and ConversionPoint. Our future success depends, in part, upon our ability to manage this expanded business, which will pose substantial challenges for our management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. We cannot assure you that we will be successful or that we will realize the expected operating efficiencies, annual net operating synergies, revenue enhancements and other benefits currently anticipated to result from the merger.

Failure to adequately manage our growth could impair our ability to deliver high-quality solutions to our customers, hurt our reputation and compromise our ability to become profitable.

We expect to experience significant growth in our business. If we do not effectively manage our growth, the quality of service of our solutions may suffer, which could negatively affect our reputation, demand for our solutions or compromise our ability to become profitable. Our growth is expected to place a significant strain on our managerial, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things, hire additional personnel, implement additional management information systems and maintain close coordination among our engineering, operations, legal, finance, sales and marketing and client service and support organizations.

The loss of key personnel could have a material adverse effect on our business, financial condition or results of operations.

The success of the mergers will depend in part on our ability to retain key employees who continue employment with us after the merger is completed. In addition, certain key executives of Inuvo, including Richard Howe, its CEO, intend to cease an operational role with us within six months following the consummation of the merger. It is possible that other key employees might decide not to remain with us after the merger is completed. The loss of the day-to-day involvement of these executives could have a material adverse effect on us, and if other key employees terminate their employment, our business activities might be adversely affected, management’s attention might be diverted from integrating ConversionPoint’s and Inuvo’s operations to recruiting suitable replacements and our business, financial condition or results of operations could be adversely affected. In addition, we might not be able to locate suitable replacements for any such key employees who leave us or offer employment to potential replacements on reasonable terms.

Most of our senior management team will have limited experience managing a publicly traded company, and regulatory compliance may divert their attention from the day-to-day management of our business.

Most of the individuals who will constitute our senior management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. The senior management team may not successfully or efficiently manage the transition to a public company that is subject to significant regulatory oversight and reporting obligations under United States securities laws. In particular, these new obligations will require substantial attention from the management and could divert their attention away from the day-to-day management of our business.

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The success of our company will depend on relationships with third parties and pre-existing customers of ConversionPoint and Inuvo, which relationships may be affected by customer preferences or public attitudes about the merger. Any adverse changes in these relationships could adversely affect our business, financial condition or results of operations.

 Our success will be dependent on the ability to maintain and renew business relationships, including relationships with pre-existing customers and partners of both ConversionPoint and Inuvo, and to establish new business relationships. There can be no assurance that we will be able to maintain pre-existing customer contracts, partnership relationships and other business relationships, or enter into or maintain new customer contracts and other partnership and business relationships, on acceptable terms, if at all. The failure to maintain important business relationships could have a material adverse effect on our business, financial condition or results of operations.

ConversionPoint and Inuvo will incur significant transaction and merger-related costs in connection with the mergers.

ConversionPoint and Inuvo expect to incur significant costs associated with completing the mergers and combining the operations of the two companies. Although the exact amount of these costs is not yet known, ConversionPoint and Inuvo estimate that these costs will be significant. In addition, there may be unanticipated costs associated with the integration. Although ConversionPoint and Inuvo expect that the elimination of duplicative costs and other efficiencies may offset incremental transaction and merger-related costs over time, these benefits may not be achieved in the near term or at all.

We will record goodwill that could become impaired and adversely affect our operating results.

The mergers will be accounted for as an acquisition of Inuvo by ConversionPoint, in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of ConversionPoint and Inuvo will be recorded, as of completion, at their respective fair values and added to those of ConversionPoint and Inuvo, respectively. The reported financial condition and results of operations of our company issued after completion of the mergers will reflect ConversionPoint and Inuvo balances and results after completion of the mergers, but will not be restated retroactively to reflect the historical financial position or results of operations of ConversionPoint and Inuvo for periods prior to the mergers. Following completion of the mergers, our earnings will reflect acquisition accounting adjustments. See “Unaudited Pro Forma Combined Condensed Financial Statements” beginning on page 48.

Under the acquisition method of accounting, the total purchase price will be allocated to the tangible assets and liabilities and identifiable intangible assets acquired in the mergers based on their fair values as of the date of completion of the mergers. The excess of the purchase price over those fair values will be recorded as goodwill. Inuvo and ConversionPoint expect that the mergers will result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, we may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on our operating results.

The ability of ConversionPoint and Inuvo to utilize net operating loss carryforwards and certain other tax attributes may be limited.

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Federal and state income tax laws impose restrictions on the utilization of net operating losses, which we refer to as NOL, and tax credit carryforwards in the event that an “ownership change” occurs for tax purposes, as defined by Section 382 of the Code. In general, an ownership change occurs when stockholders owning 5% or more of a “loss corporation” (a corporation entitled to use NOL or other loss carryovers) have increased their ownership of stock in such corporation by more than 50 percentage points during any three-year period. The annual base limitation under Section 382 of the Code is calculated by multiplying the loss corporation’s value at the time of the ownership change by the greater of the long-term tax-exempt rate determined by the IRS in the month of the ownership change or the two preceding months.

As of September 30, 2018, ConversionPoint and Inuvo had $33.8 million and $82.5 million, respectively, of federal NOLs that are currently limited in their annual use. As a result of the mergers, it is possible that either or both ConversionPoint and Inuvo will be deemed to have undergone an “ownership change” for purposes of Section 382 of the Code. Accordingly, our ability to utilize ConversionPoint’s and/or Inuvo’s NOL carryforwards may be substantially limited. These limitations could in turn result in increased future tax payments for us, which could have a material adverse effect on our business, financial condition or results of operations.

Our indebtedness following the merger will be significant. It may be difficult for us to pay or refinance our debts and we may need to divert our cash flow from operations to debt service payments. Such indebtedness could limit our ability to pursue other strategic opportunities and increase our vulnerability to adverse economic and industry conditions.

In connection with the mergers, we will be responsible for ConversionPoint and Inuvo’s outstanding debt. Inuvo’s total indebtedness as of November 30, 2018, was approximately $3.6 million, including $2.0 million due under a loan agreement with Western Alliance Bank, and ConversionPoint’s indebtedness as of December 12, 2018, was approximately $6.2 million. Our debt service obligations with respect to this increased indebtedness could have an adverse impact on our earnings and cash flows, which after the merger would include the earnings and cash flows of ConversionPoint, for as long as the indebtedness is outstanding.

Our increased indebtedness could also have important consequences to holders of our common stock. For example, it could:

•	make it more difficult for us to pay or refinance our debts as they become due during adverse economic and industry conditions because any decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled debt payments;

•	limit our flexibility to pursue other strategic opportunities or react to changes in our business and the industry in which it operates and, consequently, place us at a competitive disadvantage to our competitors with less debt; or

•	require a substantial portion of our cash flows from operations to be used for debt service payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, dividend payments and other general corporate purposes.

Based upon current levels of operations, we expect to be able to generate sufficient cash on a consolidated basis to make all of the principal and interest payments when such payments are due under our existing credit facilities, indentures and other instruments governing their outstanding indebtedness, and the indebtedness of ConversionPoint and Inuvo that may remain outstanding after the merger, but there can be no assurance that we will be able to repay or refinance such borrowings and obligations.

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The mergers may not be accretive, and may be dilutive, to ConversionPoint’s and Inuvo’s earnings per share, which may negatively affect the market price of our common stock.

Although the mergers are expected to be accretive to earnings per share, the mergers may not be accretive, and may be dilutive, to ConversionPoint’s and Inuvo’s earnings per share. The expectation that the mergers will be accretive is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than may be expected, including:

•	adverse changes in market conditions;

•	the market for e-commerce marketing solutions;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting e-commerce and online marketing

•	inability to effectively integrate ConversionPoint’s and Inuvo’s operations and technology solutions;

•	capital expenditure obligations; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, ConversionPoint’s or Inuvo’s earnings per share could cause the price of our common stock to decline.

Business issues currently faced by one company may be imputed to the operations of the other company or us.

To the extent that either ConversionPoint or Inuvo currently has or is perceived by customers to have operational challenges, those challenges may raise concerns by existing customers of the other company following the merger which may limit or impede our future ability to maintain relationships with those customers.

The unaudited pro forma combined condensed financial information included in this document may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma combined condensed financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma combined condensed financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to the assets acquired and liabilities assumed of Inuvo based on their fair value. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed of Inuvo as of the date of the completion of the mergers. In addition, subsequent to the closing date, there may be refinements to the purchase price allocation as additional information becomes available. Accordingly, the final purchase price allocation may differ materially from the pro forma adjustments reflected in this document. See “Unaudited Pro Forma Combined Condensed Financial Statements,” beginning on page 48, for more information.

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Risks Related to Our Common Stock and This Offering

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock calculated on a pro-forma basis after taking into account the closings of the mergers. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $     per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Purchasers of common stock in this offering will have contributed approximately          percent of the aggregate price paid by all purchasers of our stock but will own only approximately        percent of our common stock outstanding after this offering, excluding any shares of our common stock that they may have acquired prior to this offering. Furthermore, if the underwriters exercise their over-allotment option, you will experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. Although we intend to apply to list our common stock on The NASDAQ Capital Market and the TSX, an active trading market for our shares may never develop or, if developed, be maintained following this offering. If an active market for our common stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market also may impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The lack of an active market also may reduce the fair market value of your shares.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds” elsewhere in this prospectus, we will have broad discretion in the application of the net proceeds and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these net proceeds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the expansion of our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

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The price of our shares of common stock is likely to be volatile, and you could lose all or part of your investment.

The trading price of our shares of common stock is likely to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in the “Risk Factors” section and elsewhere in this prospectus, these factors include, without limitation:

•	competition from existing technologies and products or new technologies and products that may emerge;

•	the loss of significant customers;

•	actual or anticipated variations in our quarterly operating results;

•	failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	our cash position;

•	announcement or expectation of additional financing efforts;

•	issuances of debt or equity securities;

•	our inability to successfully enter new markets or develop additional products;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their respective growth rates;

•	sales of our shares of common stock by us, or our stockholders in the future;

•	trading volume of our shares of common stock on the NASDAQ Capital Market and/or the TSX;

•	market conditions in our industry;

•	overall performance of the equity markets and general political and economic conditions;

•	introduction of new products or services by us or our competitors;

•	additions or departures of key management, scientific or other personnel;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities or industry analysts;

•	changes in the market valuation of similar companies;

•	disputes or other developments related to intellectual property and other proprietary rights;

•	changes in accounting practices;

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•	significant lawsuits, including stockholder litigation; and

•	other events or factors, many of which are beyond our control.

Furthermore, the public equity markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our shares of common stock. If the market price of our shares of common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We have never declared or paid cash dividends on our capital stock. We intend to retain a significant portion of our future earnings, if any, to finance the operations, development and growth of our business. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. As a result, only appreciation of the price of our common stock, which may never occur, will provide a return to stockholders.

If securities or industry analysts do not publish research or reports, or publish inaccurate or unfavorable research or reports about our business, our share price and trading volume could decline.

The trading market for our shares of common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If no securities or industry analysts commence coverage of our company, the trading price for our shares of common stock may be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our shares of common stock, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares of common stock could decrease and we could lose visibility in the financial markets, which could cause our share price and trading volume to decline.

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law, which could negatively affect your investment.

We elected in our certificate of incorporation to be effective upon the completion of this offering to not be subject to the provisions of Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s voting stock. Our decision not to be subject to Section 203 will allow, for example, [●] (who will beneficially own approximately              % of our common stock) to transfer shares in excess of 15% of our voting stock to a third-party free of the restrictions imposed by Section 203. This may make us more vulnerable to takeovers that are completed without the approval of our board of directors and/or without giving us the ability to prohibit or delay such takeovers as effectively.

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Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders be called only by the board of directors, the president or the chief executive officer;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors; and

•	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

These anti-takeover provisions and other provisions in our certificate of incorporation and bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our Company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus, our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our shares of common stock held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. We cannot predict if investors will find our shares of common stock less attractive because we may rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares of common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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We may have difficulty operating as a publicly traded company.

As a publicly traded company, we believe that our business will benefit from, among other things, providing direct access to equity capital and a tailored capital structure, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we currently expect, if at all. Additionally, new appointees to our board of directors will have limited familiarity with our offerings, business and strategy, and it may take time for such appointees to become conversant in our business. Implementing these changes may take longer than we expect, result in the incurrence of additional costs or divert management’s attention, which could adversely affect our business.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act as well as rules implemented by the SEC and NASDAQ. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and, as a result of the new corporate governance and executive compensation related rules, regulations, and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various activities, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future.

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Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting which we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

Raising additional capital, including through future sales and issuances of our common stock, or warrants or the exercise of rights to purchase common stock pursuant to our equity incentive plan could result in additional dilution of the percentage ownership of our stockholders, could cause our share price to fall and could restrict our operations.

We expect that significant additional capital will be needed in the future to continue our planned operations, including any potential acquisitions, hiring new personnel, and continuing activities as an operating public company. To the extent we seek additional capital through a combination of public and private equity offerings and debt financings, our stockholders may experience substantial dilution. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares of our common stock, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. A failure to obtain adequate funds may cause us to curtail certain operational activities, including sales and marketing, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

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Under our 2018 Plan, we may grant equity awards covering up to 4,500,000 shares of our common stock. As of the date of this offering, we have not granted any options to purchase shares of common stock under the 2018 Plan. Immediately after the completion of this offering we plan to issue options to purchase approximately              shares of our common stock comprised of (i) options to purchase an aggregate of           shares of common stock underlying options granted by ConversionPoint and Inuvo that will be converted to options to purchase shares of our common stock in connection with the mergers, and (ii) options to purchase an aggregate of 1,300,000 shares of our common stock that will be granted at the closing of the mergers. We plan to register the number of shares available for issuance under our 2018 Plan. Sales of shares issued upon exercise of options or granted under our 2018 Plan may result in material dilution to our existing stockholders, which could cause our share price to fall.

Our issuance of shares of preferred stock could adversely affect the market value of our common stock, dilute the voting power of common stockholders and delay or prevent a change of control.

Upon the completion of this offering, our board of directors will have the authority to cause us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series.

The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price causing economic dilution to the holders of common stock.

Further, the issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock. The issuance of shares of preferred stock may also have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws and our indemnification agreements that we plan to enter into with our directors and officers provide that:

•	We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

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•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	We will not be obligated pursuant to our bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•	The rights conferred in our bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

In addition, under the merger agreement, we have agreed, following the effective times of the mergers, to indemnify and exculpate (and advance expenses to), each present and former director and officer of ConversionPoint and its subsidiaries and Inuvo and its subsidiaries, together with their respective executors, heirs and administrators, against all losses, claims, damages, expenses (including reasonable attorneys’ fees and including any attorneys’ fees or other fees incurred to enforce our indemnification obligation), or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective times of the mergers. We have also agreed to continue all rights to exculpation or indemnification provided for in the organizational documents of ConversionPoint and Inuvo in favor of the current or former directors or officers of ConversionPoint and Inuvo, as applicable. Further, we have agreed, subject to certain limitations, to cause the surviving corporations in the ConversionPoint merger and Inuvo merger to maintain, for six years after the effective times of the mergers, directors’ and officers’ liability insurance in an amount and scope reasonably acceptable to ConversionPoint and Inuvo, as applicable.

To the extent that a claim for indemnification is brought by any of our directors or officers, it would reduce the amount of funds available for use in our business.

We intend to apply for listing of our common stock issued in this offering on The NASDAQ Capital Market and the TSX in connection with this offering. There is no guarantee that our common stock will be listed on The NASDAQ Capital Market and the TSX.

We intend to apply to have our shares of common stock we plan to issue in this offering listed for trading on The NASDAQ Capital Market and the TSX. On the date of this prospectus, we believe that we will satisfy the listing requirements and expect that our common stock we plan to issue in this offering will be listed on The NASDAQ Capital Market and the TSX. This listing, however, is not guaranteed. Even if such listing is approved, there can be no assurance any broker will be interested in trading our common stock issued in this offering. Therefore, it may be difficult to sell any shares of common stock you purchase in this offering if you desire or need to sell them. Our lead underwriter,                             , is not obligated to make a market in our common stock, and even after making a market, can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our common stock will develop or, if developed, that the market will continue.

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Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future events, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, among others, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, without limitation, statements about:

•	the completion of the mergers, which is conditioned upon the completion of this offering in order to satisfy the financing condition;

•	our ability to generate or secure sufficient funding to support our growth strategy;

•	future sales of our common stock that could depress the trading price of our common stock, lower our value and make it more difficult for us to raise capital;

•	our ability to compete effectively;

•	our beliefs regarding our liquidity and sufficiency of cash to fund our operations; and

•	the other matters described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section beginning on page 12, which could cause actual results or events to differ materially from such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

43

Use of proceeds

We estimate that the net proceeds from our issuance and sale of            shares of our common stock in this offering will be approximately $             million, assuming an initial public offering price of $             per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share of common stock would increase or decrease the net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase or decrease of $1.0 million in the amount of securities offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions.

We currently intend to use approximately $             million of the net proceeds from this offering to satisfy the approximately $15.3 million cash portion of the merger consideration payable to Inuvo stockholders; approximately $             million for the reduction of indebtedness; approximately $             million for                    ; and approximately $             million for general corporate purposes.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including, among other things, the cash generated by our operations and the rate of growth, if any, of our business. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash flow from operations will be sufficient to fund our operations for the next twelve months.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, certificates of deposit, and direct or guaranteed obligations of the U.S. government.

44

Dilution

If you purchase shares of common stock in this offering, your interest will be diluted immediately to the extent that the initial public offering price per share of our common stock exceeds the as adjusted net tangible book value per share of our common stock immediately following the completion of this offering.

Our pro forma net tangible book value as of September 30, 2018 was approximately $          million, or $          per share. Pro forma net tangible book value per share represents our total stockholders’ equity divided by the number of shares of common stock outstanding after giving effect to completion of the mergers.

Dilution in pro forma net tangible book value per share of common stock to new investors represents the difference between the amount per share paid by purchasers in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of         shares of common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2018 would have been $        million, or $        per share. This represents an immediate increase in net tangible book value of $        per share to existing stockholders and an immediate dilution of $          per share to new investors purchasing shares of our common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2018	$
Increase in pro forma net tangible book value per share attributable to new investors	$
Adjusted pro forma net tangible book value per share as of September 30, 2018, after giving effect to the offering		$
Dilution per share to new investors in the offering		$

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to the offering would be $              per share. This represents an increase in pro forma as adjusted net tangible book value of $              per share to existing stockholders and dilution in pro forma as adjusted net tangible book value of $              per share to investors purchasing shares in this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $              , the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value after this offering by $              million and the pro forma as adjusted net tangible book value per share after this offering by $              per share and would increase (decrease) the dilution per share to investors purchasing shares in this offering by $              per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of the offering determined at pricing.

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Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business and to repay indebtedness. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, and will depend upon our results of operations, financial condition, capital requirements and other factors including contractual obligations that our board of directors deems relevant.

Capitalization

The following table sets forth our cash and our capitalization as of September 30, 2018:

•	on a pro forma basis after giving effect to the completion of the mergers that will occur prior to, or contemporaneously with, the completion of this offering; and

•	on a pro forma as adjusted basis, after giving effect to the sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table assumes no exercise of the underwriters’ option to purchase up to an additional shares of common stock to cover over-allotments, if any. The pro forma information below is only for illustrative purposes and our capitalization following the completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing. You should read this table in conjunction with “Use of Proceeds” above as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements and the related notes appearing elsewhere in this prospectus.

		Pro Forma After the Mergers		Pro Forma As Adjusted

Cash and cash equivalents	$		$
Notes payable
Stockholders’ equity
Preferred stock, $0.0001 par value: 10,000,000 authorized, no shares issued and outstanding on September 30, 2018
Common stock, $0.0001 par value: 90,000,000 shares authorized, shares issued and outstanding, pro forma after the mergers and shares issued and outstanding, pro forma as adjusted
Retained earnings (accumulated deficit)
Total stockholders’ equity
Total capitalization	$		$

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The table above excludes the following as of September 30, 2018:

•	an aggregate of shares of common stock issuable under outstanding options granted under, or subject to, the 2018 Plan, with an average exercise price per share of $ ;

•	shares of common stock reserved for future issuance under the 2018 Plan; and

•	an aggregate of shares of common stock issuable upon exercise of outstanding warrants with an average exercise price per share of $ .

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UNAUDITED PRO FORMA
COMBINED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined condensed balance sheet as of September 30, 2018 is presented as if the proposed mergers had occurred as of September 30, 2018. The unaudited pro forma combined condensed statements of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017 are presented as if the mergers had occurred on January 1, 2017. The pro forma consolidated financial statements of ConversionPoint and Inuvo have been adjusted to reflect certain reclassifications in order to conform Inuvo’s historical financial statement presentation to ConversionPoint’s financial statement presentation for ConversionPoint Holdings.

The unaudited pro forma combined condensed financial statements give effect to the mergers under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standard Topic 805, Business Combinations, which we refer to as ASC 805, with ConversionPoint treated as the acquirer. As of the date of this prospectus, ConversionPoint has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Inuvo assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Inuvo’s accounting policies to ConversionPoint’s accounting policies. A final determination of the fair value of Inuvo’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of Inuvo that exist as of the closing date of the mergers and, therefore, cannot be made prior to the completion of the mergers. In addition, the value of the consideration to be paid by us upon the consummation of the mergers will be determined based on the closing price per share of our common stock on the closing date of the mergers. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of presenting the unaudited pro forma combined condensed financial statements.

ConversionPoint’s estimated fair value of Inuvo’s assets and liabilities as of September 30, 2018 is based on preliminary valuation studies and due diligence. Until the mergers are completed, both companies are limited in their ability to share certain information. Therefore, information necessary for the complete valuation is not currently available and, accordingly, management of ConversionPoint has used its best estimates based upon information currently available. Upon completion of the mergers, final valuations will be performed based on the actual net tangible and intangible assets of Inuvo that will exist on the date of the mergers. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

Assumptions and estimates underlying the unaudited adjustments to the pro forma combined condensed financial statements are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma combined condensed financial statements. The historical consolidated financial statements have been adjusted in the unaudited pro forma combined condensed financial statements to give effect to pro forma events that are: (1) directly attributable to the mergers; (2) factually supportable; and (3) with respect to the unaudited pro forma combined condensed statements of operations, expected to have a continuing impact on the combined results of ConversionPoint and Inuvo following the mergers.

In connection with the plan to integrate the operations of ConversionPoint and Inuvo, ConversionPoint anticipates that non-recurring charges, such as costs associated with systems implementation, relocation expenses, severance and other costs related to closing the transaction, will be incurred. ConversionPoint is not able to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges could affect the combined results of operations of ConversionPoint and Inuvo, as well as those of ConversionPoint Holdings following the mergers, in the period in which they are recorded. The unaudited pro forma combined condensed financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are non-recurring in nature and not factually supportable at the time that the unaudited pro forma combined condensed financial statements were prepared. Additionally, these adjustments do not give effect to any synergies that may be realized as a result of the mergers, nor do they give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies.

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UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEETS

OF CONVERSIONPOINT AND INUVO

As of September 30, 2018

	Historical
	Conversion Point Technologies Inc.	Inuvo, Inc.	Pro Forma Adjustments (Note 5)		Pro Forma Combined

Cash and cash equivalents	$5,281,584	$4,190,274	$9,445,709	(a)	$18,917,567
Accounts receivable, net	5,459,466	5,614,031	-		11,073,497
Inventories	541,990	-	-		541,990
Prepaid expenses and other current assets	412,020	307,256	-		719,276
Total current assets	$11,695,060	$10,111,561	$9,445,709		$31,252,330

Property and equipment, net	444,674	2,260,967	-		2,705,641
Other assets	214,684	35,171	-		249,855
Intangible assets, net	18,528,359	9,779,307	-		28,307,666
Goodwill	23,923,248	9,853,342	62,345,597	(b)	96,122,187

Total Assets	$54,806,025	$32,040,348	$71,791,306		$158,637,679

Accounts payable	1,927,637	9,021,255	-		10,948,892
Accrued expenses and other current liabilities	3,201,447	2,456,831	(650,423)	(c)	5,007,855
Deferred revenue	1,096,218	-	-		1,096,218
Revolving credit line	-	4,825,000	(4,825,000)	(a)	-
Notes payable - related party	225,000	-	-		225,000
Notes payable	1,407,055	-	-		1,407,055
Convertible notes payable	3,310,000	-	(3,310,000)	(d)	-
Convertible notes payable - related party	50,000	-	(50,000)	(d)	-
Bridge notes payable	2,395,000	-	-		2,395,000
Loan payable	97,706	-	-		97,706
Total current liabilities	$13,710,063	$16,303,086	$(8,835,423)		$21,177,726

Deferred Tax Liability	-	2,331,900	-		2,331,900
Notes payable	1,055,283	-	-		1,055,283
Other long-term liabilities		250,959	-		250,959

Total Liabilities	14,765,346	18,885,945	(8,835,423)		24,815,868

Treasury stock	-	(1,396,559)	1,396,559	(b)	-
Common stock	1,403	32,811	(12,214)	(b,e)	22,000
Additional paid-in capital	57,942,044	138,779,584	(38,624,689)	(a,b,c,d,e)	158,096,939
Accumulated deficit	$(17,902,768)	$(124,261,433)	$117,867,073	(b,c)	$(24,297,128)
Total Stockholders’ Equity	$40,040,679	$13,154,403	$80,626,729		$133,821,811
Total Liabilities and Stockholders’ Equity	$54,806,025	$32,040,348	$71,791,306		$158,637,679

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements

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UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS
OF CONVERSIONPOINT TECHNOLOGIES INC. AND INUVO, INC.
For the nine months ended September 30, 2018

	Historical
	Conversion Point Technologies, Inc.	Inuvo, Inc.	Pro Forma Adjustments (Note 5)		Pro Forma Combined

Net revenues	$28,609,440	$56,315,006	$–		$84,924,446
Cost of revenues	19,735,938	21,965,955	–		41,701,893
Gross profit	8,873,502	34,349,051	–		43,222,553
Operating expenses
Sales and marketing	2,255,238	27,296,810	–	(f)	29,552,048
General and administrative	19,286,983	9,417,914	–	(f)	28,704,897
Amortization of intangibles assets	3,313,467	1,028,711	–	(f)	4,342,178
Total operating expenses	24,855,688	37,743,435	–		62,599,123

Operating income (loss)	(15,982,186)	(3,394,384)	–		(19,376,570)
Interest expense, net	1,065,825	296,612	(570,041)	(g,h)	792,396
Loss from continuing operations before taxes	(17,048,011)	(3,690,996)	570,041		(20,168,966)
Income tax expense (benefit)	(274,180)	(8,625)	277,380	(i)	(5,425)
Net income (loss) from continuing operations	(16,773,831)	(3,682,371)	$292,661		(20,163,541)
Net income (loss) from discontinued operations	-	-	-		-
Net income (loss)	$(16,773,831)	$(3,682,371)	$292,661		$(20,163,541)
Net loss per share, basic and diluted	$(1.25)	$(0.12)			$(0.92)
Weighted-average shares outstanding, basic and diluted	13,433,250	30,540,796			22,000,000

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements

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UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS
OF CONVERSIONPOINT TECHNOLOGIES INC. AND INUVO, INC.
For the year ended December 31, 2017

	Historical
	Conversion Point Technologies, Inc.	Inuvo, Inc.	Pro Forma Adjustments (Note 5)		Pro Forma Combined

Net revenues	$49,920,621	$79,554,493	$–		$129,475,114
Cost of revenues	37,776,678	36,669,543	–		74,446,221
Gross profit	12,143,943	42,884,950	–		55,028,893
Operating expenses
Sales and marketing	4,298,412	13,504,111	–	(f)	35,802,526
General and administrative	5,776,332	14,090,961	6,394,360	(f,j)	26,261,653
Amortization of intangibles assets	1,278,344	1,526,352	–	(f)	2,804,696
Total operating expenses	11,353,088	47,121,424	6,394,360		64,868,872

Operating income (loss)	$790,855	$(4,236,474)	$(6,394,360)		$(9,839,979)

Interest expense, net	829,169	318,193	(640,192)	(g,h)	507,170
Loss from continuing operations before taxes	(38,314)	(4,554,667)	(5,754,168)		(10,347,149)
Income tax expense (benefit)	(434,974)	(1,498,076)	(351,417)	(i)	(2,284,467)
Net income (loss) from continuing operations	396,660	(3,056,591)	(5,402,751)		(8,062,682)
Net income (loss) from discontinued operations	-	(1,109)	–		(1,109)
Net income (loss)	$396,660	$3,057,700	$(5,402,751)		$(8,063,791)
Net income (loss) per share, basic and diluted	$0.04	$(0.11)			$(0.37)
Weighted-average shares outstanding, basic and diluted	9,670,302	28,155,320			22,000,000

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements

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NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma combined condensed financial statements are prepared under the acquisition accounting method in accordance with ASC 805, with ConversionPoint treated as the acquirer. Under the acquisition accounting method, the total estimated purchase price allocation is calculated as described in Note 4. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates, and these estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. The final amounts recorded for the mergers may differ materially from the information presented herein.

The unaudited pro forma combined condensed financial statements were prepared in accordance with GAAP and pursuant to Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma financial position and results of operations of our company after giving effect to the mergers based upon the historical information after giving effect to the mergers and adjustments described in these Notes to the unaudited pro forma combined condensed financial statements. The unaudited pro forma combined condensed balance sheet is presented as if the mergers had occurred on September 30, 2018; and the unaudited pro forma combined condensed statements of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017 are presented as if the mergers had occurred on January 1, 2017.

Certain reclassifications have been made relative to Inuvo’s historical financial statements to conform to the financial statement presentation of ConversionPoint. Such reclassifications are described in further detail in Note 5 to the unaudited pro forma combined condensed financial statements.

2.	Accounting Policies

As a result of the continuing review of Inuvo’s accounting policies, ConversionPoint may identify differences between the accounting policies of the two businesses that, when conformed, could have a material impact on the combined financial statements. The unaudited pro forma combined condensed financial statements do not assume any differences in accounting policies other than the reclassification of certain Inuvo’s operating expenses to conform with ConversionPoint operating expenses (see Note 5).

3.	Preliminary Estimated Purchase Price Consideration

Subject to the terms and conditions of the merger agreement, each outstanding share of Inuvo common stock will be exchanged for 0.18877 of a share of our common stock.

The merger agreement provides that stock options and warrants of ConversionPoint and Inuvo will be converted to options to purchase our common stock based on the exchange ratio. The estimated value of the stock options converted based on closing price is not considered material.

The requirement to determine the final purchase price using the number of Inuvo shares outstanding at the closing date and the closing price of ConversionPoint’s common stock as of the closing date could result in a total purchase price different from the price assumed in these unaudited pro forma combined condensed financial statements, and that difference may be material. Therefore, the estimated consideration expected to be transferred reflected in these unaudited pro forma combined condensed financial statements does not purport to represent what the actual consideration transferred will be when the mergers are completed.

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As a condition to the merger agreement, ConversionPoint must raise a minimum of $36,000,000 of equity and/or debt. With the proceeds, ConversionPoint will pay Inuvo shareholders $0.45 per Inuvo share in cash or an estimated total of $15,454,638. Additionally, Inuvo is required to pay back its revolving line of credit, which as of September 30, 2018 totaled $4,825,000. Solely for the purposes of the pro forma combined condensed financial statements, ConversionPoint assumes that it will pay $15,454,638 and $4,835,000 in cash to former Inuvo Shareholders and to lender, respectively, and $6,394,360 in total fees to close the merger as described in Note 5.

For purposes of these unaudited pro forma combined condensed financial statements, the estimated purchase price has been allocated among Inuvo’s tangible and intangible assets and liabilities based on their estimated fair value as of September 30, 2018. Based on a preliminary analysis, no material identifiable intangible assets have been determined and as such, none have been included in the allocation of the preliminary estimated purchase price. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the date of closing of the mergers. Such final determination of the purchase price allocation may be significantly different from the preliminary estimates used in these unaudited pro forma combined condensed financial statements.

4.	Preliminary Estimated Purchase Price Allocation

The following allocation of the preliminary estimated purchase price assumes, with the exception of goodwill, carrying values approximate fair value. Fair value of goodwill is based on a preliminary estimated purchase price of $75,500,000. Based upon these assumptions, the total purchase price consideration was allocated to Inuvo’s assets and liabilities, as of September 30, 2018, as follows:

Estimated Fair Value

Cash and cash equivalents	$4,190,274
Accounts receivable, net	5,614,031
Prepaid expenses and other current assets	307,526
Total current assets	10,111,831

Property and equipment, net	2,260,967
Other assets	35,171
Intangible assets, net	9,779,307
Goodwill	72,198,669
Total Assets Acquired	94,385,945

Accounts payable	$9,021,255
Accrued expenses and other current liabilities	2,456,831
Revolving line of credit	4,825,000
Total current liabilities	16,303,086

Deferred tax liability	2,331,900
Other long-term liabilities	250,959

Total Liabilities Assumed	18,885,945

Net Assets Acquired	75,500,000

Total Estimated Purchase Price	$75,500,000

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The final determination of the purchase price allocation will be based on the actual net tangible and intangible assets of Inuvo that will exist on the date of the mergers and completion of the valuation of the fair value of such net assets. ConversionPoint anticipates that the ultimate purchase price allocation of balance sheet amounts such as current assets and liabilities, property and equipment, intangible assets and long-term assets and liabilities will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the acquired assets and assumed liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

5.	Preliminary Pro Forma Financial Statement Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

Unaudited Pro Forma Combined Condensed Balance Sheet

a)	To record the minimum capital raise of $36,000,000 net of costs which is required to the mergers to close. The Company estimated the costs to raise the capital and identified the following expenses and cash payments:

a.	Financing fee (7% of capital raise):	$2,520,000
b.	Inuvo M&A advising fee:	$1,260,000
c.	Professional and transaction fees:	$1,081,000
d.	Change in control/severance fees:	$1,533,360
e.	Cash paid to Inuvo shareholders:	$15,454,638
f.	Cash paid to Inuvo’s revolving line of credit:	$4,825,000

All items above with the exception of the cash paid to Inuvo shareholders and the cash paid to Inuvo’s revolving line of credit are treated as general and administrative expenses. The cash paid to Inuvo shareholders was treated as a reduction of additional paid-in capital and the cash paid to revolving line of credit reduced the liability. Based on the amounts above, the net working capital from the capital raise of $36,000,000 is $9,445,709, which is an increase to the cash and cash equivalents account.

b)	The company recorded a preliminary purchase price allocation using $75,500,000 as the estimated purchase price. In order to be conservative, ConversionPoint, estimated that the carrying value of all the assets and liabilities of Inuvo approximated fair value and recorded the difference between the estimated purchase price and the net assets acquired to goodwill. Additionally, ConversionPoint eliminated Inuvo’s historical stockholders’ equity. The allocation of the preliminary estimated purchase price assumes, with the exception of goodwill, carrying values approximate fair value. Fair value of goodwill is based on a preliminary estimated purchase price of $75,500,000. The final determination of the purchase price allocation will be based on the actual net tangible and intangible assets of Inuvo that will exist on the date of the mergers and completion of the valuation of the fair value of such net assets.

c)	To record the reduction of accrued interest related to the convertible notes and convertible notes payable – related party. These notes are convertible upon a qualified public offering of ConversionPoint, and therefore, the accrued interest is also converted to equity.

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d)	To record the conversion of various convertible notes payable and convertible notes payable – related party. These notes are convertible upon a qualified public offering of ConversionPoint, and therefore, are converted to equity as part of the close of the mergers.

e)	To record the stockholders’ equity balances at the time the mergers take place.

Unaudited Pro Forma Combined Condensed Statement of Operations

Conforming Reclassifications Between ConversionPoint and Inuvo:

The following reclassifications have been made to the presentation of Inuvo’s historical consolidated financial statements to conform to ConversionPoint’s presentation:

f)	A portion of the compensation and selling, general, and administrative operating expenses of Inuvo’s books was reclassified to sales and marketing, general and administrative, and amortization of intangibles assets to conform to ConversionPoint operating expenses presentation.

Pro Forma Adjustments

g)	Reflects pro forma adjustments to interest expense for the ConversionPoint convertible notes, which were converted on January 1, 2017, and therefore, the interest expense related to the convertible notes payable needs to be reduced.

h)	Reflects the pro forma adjustments to interest expense for the Inuvo revolving line of credit, which is required to be paid with a change in control effective January 1, 2017, and therefore, the interest expense related to the revolving line of credit needs to be reduced.

i)	Represents the tax impact of the pro forma adjustments at the estimated combined statutory rate of 28% and 40% and the valuation allowance for nine months ended September 30, 2018 and for the year ended December 31, 2018, respectively. The effective tax rate of ConversionPoint Holdings could be significantly different (either higher or lower) depending on post-mergers activities and impact due to U.S. tax reform.

j)	The following are the closing fees for the minimum capital raise of $36,000,000, which were recorded as general and administrative expenses:

a.	Financing fee (7% of capital raise):	$2,520,000
b.	Inuvo M&A advising fee:	$1,260,000
c.	Professional and transaction fees:	$1,081,000
d.	Change in control/severance fees:	$1,533,360

The total general and administrative expense related to the minimum capital raise of $36,000,000 totaled $6,394,360.

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6.	Pro Forma Combined Net Income (Loss) per Share

The pro forma basic and diluted net income (loss) per share presented in the unaudited pro forma combined condensed statements of operations is computed based on the weighted-average number of shares outstanding:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017

Pro Forma net loss available to common stockholders, as combined	$(20,163,541)	$(8,063,791)
ConversionPoint’s historical weighted-average shares, Basic and Diluted	13,433,250	9,670,302
Shares expected to be issued in merger	8,566,750	12,329,698
Pro Forma weighted-average shares, Basic and Diluted	22,000,000	22,000,000
Pro Forma net loss per share, Basic and Diluted	$(0.92)	$(0.37)

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Management’s Discussion and Analysis of Financial Condition and
Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” beginning on page 12. Our historical results are not necessarily indicative of the results to be expected for any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.

Overview

Set forth below is a discussion and analysis of the financial condition and results of operations of ConversionPoint and Inuvo for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016. Upon completion of the mergers, our business will be comprised of the businesses of ConversionPoint and Inuvo.

ConversionPoint

Company Overview

ConversionPoint, through its wholly-owned subsidiaries, helps e-commerce companies and brands target, convert, manage and re-engage their customers using sophisticated online tracking and data analytics. ConversionPoint’s suite of technologies manages and optimizes multiple aspects of e-commerce including: rich media content creation and syndication, audience targeting, conversion optimization, remarketing, logistics and customer management. ConversionPoint both delivers its technologies to its customers through software-as-a-service, which we refer to as SaaS, and uses its technologies to provide managed digital marketing and e-commerce technology services to brands and advertisers, which we refer to as managed services. ConversionPoint also uses its own technologies to sell various products directly to consumers, which we refer to as e-commerce sales. ConversionPoint’s vision is to simplify the entire e-commerce experience by integrating its technologies and offering a broad range of e-commerce solutions on a single, easy-to-use platform.

ConversionPoint was formed as a Delaware corporation on November 2, 2016, by the founders of Branded Response Inc., a California corporation, which was formed in May 2016. Branded Response began as an e-commerce seller of health, wellness and beauty products. Branded Response’s management team had significant prior successes in creating direct-to-consumer e-commerce product campaigns. As Branded Response’s sales began to grow, its management began evaluating e-commerce technologies to become more efficient and cost effective at acquiring customers and maximizing customer life-time value with respect to the sale of its own products. Branded Response began collaborating with Push Interactive, LLC, a direct-to-consumer marketing company based in Minneapolis, Minnesota, formed in May 2010, which had developed a suite of online marketing technologies to increase the efficiency of their own product sales. Push and Branded Response realized that the e-commerce market lacked an end-to-end solution to manage the entire e-commerce marketing, sales, customer service and logistics process. In April 2017, ConversionPoint acquired both Push and Branded Response through share exchange agreements, with the vision of using Push’s technology platform as the foundation to develop both organically and through strategic acquisition, a unified e-commerce solution to (a) more efficiently manage the companies’ own internal e-commerce product campaigns, (b) manage campaigns for third parties, on a managed services basis, and (c) license to third parties on a self-serve SaaS subscription basis. In 2017, ConversionPoint began generating managed service revenues. The share exchange agreements resulted in the owners of Push and Branded Response exchanging their common stock in their respective entities for shares of common stock in ConversionPoint. The transfer of the assets and the assumptions of all obligations were recorded at historical basis of the assets and obligations as the entities were under common control. Pursuant to the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 850-50-45-2, Business Combinations—Related Issues, ConversionPoint reported the results of operations of Branded Response as though the transfer had occurred at the beginning of the earliest period presented (May 20, 2016).

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In December 2017, ConversionPoint acquired SellPoints, Inc., a venture-backed Delaware corporation, formed in May 2000, which had developed a suite of software solutions enabling brands to create and syndicate interactive rich media content experiences to a network of online retailers, track online consumer behavior, retarget consumers based on their online behavior, and deliver robust data analytics and reporting. ConversionPoint believed that SellPoints’ technologies, coupled with its large brand customers and partners, would add significant capabilities to the end-to-end e-commerce platform ConversionPoint was creating.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the reported periods. The more critical accounting estimates include estimates related to revenue recognition and accounts receivable allowances. ConversionPoint also has other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding ConversionPoint’s results, which are described in Note 2 to ConversionPoint’s December 31, 2017 audited consolidated financial statements beginning on page F-41.

Segment Reporting

ConversionPoint and its subsidiaries operate in three business segments – e-commerce products, managed services, and SaaS. The following financial information presents ConversionPoint’s consolidated statements of income (loss) and certain operating data for each of the periods indicated. The results of operations by segment are also discussed as part of a discussion of the consolidated overview.

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Results of Operations for the Nine Months ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

	For the Nine Months Ended September 30,
	2018	2017	Change	% Change
NET REVENUES	$28,609,440	$39,171,484	$(10,562,044)	(27.0)%
COST OF REVENUES	19,735,938	29,757,791	(10,021,853)	(33.7)%
GROSS PROFIT	8,873,502	9,413,693	(540,191)	(5.7)%
GROSS PROFIT PERCENTAGE	31.0%	24.0%
OPERATING EXPENSES:
Sales and marketing	2,255,238	3,508,154	(1,252,916)	(35.7)%
General and administrative	19,286,983	2,224,087	17,062,896	767.2%
Amortization of intangibles assets	3,313,467	654,703	2,658,764	406.1%
Total operating expenses	24,855,688	6,386,944	18,468,744	289.2%
(LOSS) INCOME FROM OPERATIONS	(15,982,186)	3,026,749	(19,008,935)	(628.0)%
INTEREST EXPENSE, NET	1,065,825	230,361	835,464	362.7%
(LOSS) INCOME BEFORE INCOME TAX BENEFIT	(17,048,011)	2,796,388	(19,844,399)	(709.6)%
INCOME TAX BENEFIT	(274,180)	(289,624)	15,444	(5.3)%
NET (LOSS) INCOME	$(16,773,831)	$3,086,012	$(19,859,843)	(643.5)%

Operating Data for the Nine Months ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

	For the Nine Months Ended September 30,
	2018	2017	Change	% Change
E-commerce Products
Revenue	$16,068,479	$35,826,169	$(19,757,690)	(55.1)%
Cost of revenues	12,555,072	27,455,060	(14,899,988)	(54.3)%
Segment gross profit	3,513,407	8,371,109	(4,857,702)	(58.0)%
Gross profit percentage	21.9%	23.4%	N/A	(1.5)%
Managed Services
Revenue	$9,835,758	$3,345,315	$6,490,443	194.0%
Cost of revenues	6,730,694	2,302,731	4,427,963	192.3%
Segment gross profit	3,105,064	1,042,584	2,062,480	197.8%
Gross profit percentage	31.6%	31.2%	N/A	0.4%
Software as a Service (SaaS)
Revenue	$2,705,203	-	N/A	N/A
Cost of revenues	450,172	-	N/A	N/A
Segment gross profit	2,255,031	-	N/A	N/A
Gross profit percentage	83.4%	N/A	N/A	N/A

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Net Revenues

Revenues were $28.6 million for the nine months ended September 30, 2018, compared to $39.2 million for the same period in 2017, a decrease of $10.6 million, or 27%. The decline in revenues was primarily driven by a strategic effort by ConversionPoint to transition its business model from e-commerce products revenues to technology managed services and SaaS, which have higher gross margins.

Revenues in the e-commerce product segment decreased from $35.8 million to $16.1 million for the nine months ended September 30, 2018 and 2017, respectively. The $19.7 million decrease is due to ConversionPoint’s transition from e-commerce products to managed services and SaaS revenues, which started in the second quarter of 2018, together with a more stringent merchant processing environment.

Revenues from managed services increased from $3.3 million to $9.8 million for the nine months ended September 30, 2018 and 2017, respectively. The $6.5 million increase is due to the transition of the business model from e-commerce products to managed services and the addition of Sellpoints’ managed services revenues of $2.6 million during the nine months ended September 30, 2018, which ConversionPoint did not own until December 2017. ConversionPoint started to transition its resources from e-commerce products to managed services in the second quarter of 2018.

Revenues from SaaS increased from $0 to $2.7 million for the nine months ended September 30, 2018 and 2017, respectively. The $2.7 million increase is due to the Sellpoints acquisition in December 2017 and the revenues derived from its technology platforms.

Cost of Revenues and Gross Profit

Cost of revenues is primarily generated by product cost and fulfillment expense and customer acquisition costs. Cost of revenues was $19.7 million for the nine months ended September 30, 2018 compared to $29.8 million for the nine months ended September 30, 2017, a decrease of $10.1 million or 34%. The decrease is due primarily to the decrease in e-commerce product revenues which had a corresponding decrease in customer acquisition costs that are not incurred in ConversionPoint’s other revenue segments.

Cost of revenues for the e-commerce products segment were $12.6 million for the nine months ended September 30, 2018, compared to $27.5 million for the same period in 2017, a decrease of $14.9 million, or 54%. Cost of revenues for the e-commerce products segment as a percentage of overall e-commerce products revenues for the nine months ended September 30, 2018 and 2017 was 78% and 77%, respectively.

Cost of revenues for the managed services segment were $6.7 million and $2.3 million for the nine months ended September 30, 2018 and 2017, respectively an increase of 4.4 million. Cost of revenues for the managed services segment as a percentage of overall managed services revenues was consistent at 68% and 69% for the nine months ended September 30, 2018 and 2017, respectively.

The SaaS revenue segment, which is derived from Sellpoints and did not exist for the nine months ended September 30, 2017, contributed an additional $0.5 million to cost of revenues in 2018.

Consolidated gross profit was $8.9 million for the nine months ended September 30, 2018 compared to $9.4 million for the same period in 2017, a decrease of $0.5 million or 5.7%. The decrease in gross profit is due in part to shifts in ConversionPoint’s strategic revenue model which resulted an increase in our gross profit percentage from 24% to 31% for the nine months ended September 30, 2018 and 2017, respectively.

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Gross profit in the e-commerce products segment was $3.5 million for the nine months ended September 30, 2018, compared to $8.4 million for the same period in 2017, a decrease of $4.9 million. This is due to ConversionPoint’s strategic shift away from the e-commerce products segment. Costs of revenue related to e-commerce products are variable and as a result, as a percentage of sales, gross profit was relatively constant at 22% and 23% for the nine months ended September 30, 2018 and 2017, respectively.

Gross profit in the managed services segment was $3.1 million for the nine months ended September 30, 2018, compared to $1.0 million for the nine months ended September 30, 2017, an increase of $2.1 million. This is due to ConversionPoint’s strategic shift towards this segment of revenue. The managed services segment gross profit percentage was 32% and 31% for the nine months ended September 30, 2018 and 2017, respectively.

Gross profit in the SaaS segment was $2.3 million, or 83%, for the nine months ended September 30, 2017. This segment of revenue was new in 2018 as a result of the acquisition of Sellpoints.

Operating Expenses

Sales and marketing - Sales and marketing costs include those expenses required to support the e-commerce products segment as well as marketing efforts. Sales and marketing expenses for the nine months ended September 30, 2018 and 2017 were $2.3 million and $3.5 million, respectively. The decrease in sales and marketing costs of $1.2 million for the nine months ended September 30, 2018, compared to the same period in the prior year is mainly due to decrease in e-commerce product revenues and the related sales and marketing expenses. The variable third party sales and marketing costs include: call center expenses, chargeback management, and other software and web related costs.

General and administrative - General and administrative expenses were $19.3 million for the nine months ended September 30, 2018, and $2.2 million for the same period in 2017, an increase of $17.1 million. The increase is primarily due to the inclusion of a full 9-month period of operating costs in 2018 in the Company’s Push and Sellpoints subsidiaries which were acquired in 2017, compared to a partial period in 2017 since Push was acquired in April 2017 and Sellpoints was not included in operations until December 2017. In addition, $7.3 million of additional general and administrative expenses in 2018 are due to stock-based compensation plans put in place in 2018, and $1.3 million are due to increased headcount and additional compensation costs.

General and administrative expenses for Push, which was acquired in April of 2017, for the nine months ended September 30, 2018 and 2017, were $3.4 million and $0.2 million, respectively. The $3.2 million increase reflects the acquisition of Push taking place in April 2017 and the additional headcount to scale up the business.

General and administrative expenses for Sellpoints, which was acquired in December 2017, for the nine months ended September 30, 2018 and 2017 were $4.6 million and $0, respectively. The $4.6 million increase is strictly due to the acquisition of Sellpoints in December 2017.

Amortization of intangible assets - Amortization of intangible assets was $3.3 million for the nine-month period ended September 30, 2018 compared to $0.7 million in the prior year period. The increase is related to the intangible assets acquired as part of the acquisition of subsidiaries. ConversionPoint is amortizing the intangible assets acquired and any new purchases or capitalization over a five-year period.

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Interest expense, net - Interest expense, net, which represents interest expense on all the notes payable including the convertible notes, increased $0.9 million from $0.2 million to $1.1 million for the nine months ended September 30, 2018, compared to the same period in 2017, primarily due to the notes acquired as part of the Sellpoints’ acquisition.

Income tax benefit - Income tax benefit is primarily driven by the change in the valuation allowance resulting from the changes in the Tax Cuts and Jobs Act which included a rate reduction which took effect on January 1, 2018.

Results of Operations for The Year Ended December 31, 2017 Compared with the Period from May 20, 2016 (Inception) Through December 31, 2016

	For the Year Ended December 31, 2017 and the Period from May 20, 2016 (Inception) through December 31, 2016
	2017	2016	Change	% Change
NET REVENUES	$49,920,621	$8,819,927	$41,100,694	466.0%
COST OF REVENUES	37,776,678	7,949,212	29,827,466	375.2%
GROSS PROFIT	12,143,943	870,715	11,273,228	1294.7%
GROSS PROFIT PERCENTAGE	24.3%	9.9%
OPERATING EXPENSES:
Sales and marketing	4,298,412	1,112,256	3,186,156	286.5%
General and administrative	5,776,332	1,174,480	4,601,852	391.8%
Amortization of intangibles assets	1,278,344	-	1,278,344	N/A
Total operating expenses	11,353,088	2,286,736	9,066,352	396.5%
(LOSS) INCOME FROM OPERATIONS	790,855	(1,416,021)	2,206,876	(155.9)%
INTEREST EXPENSE, NET	829,169	109,576	719,593	656.7%
(LOSS) INCOME BEFORE INCOME TAX BENEFIT	(38,314)	(1,525,597)	1,487,283	(97.5)%
INCOME TAX BENEFIT	(434,974)	-	(434,974)	N/A
NET (LOSS) INCOME	$396,660	$(1,525,597)	$1,922,257	(126.0)%

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Operating Data for The Year Ended December 31, 2017 Compared with the Period from May 20, 2016 (Inception) Through December 31, 2016

	For the Year Ended December 31, 2017 and the Period from May 20, 2016 (Inception) through December 31, 2016
	2017	2016	Change	% Change
E-commerce Products
Revenue	$41,651,146	$8,819,927	$32,831,219	372.2%
Cost of revenues	32,958,100	7,949,212	25,008,888	314.6%
Segment gross profit	8,693,046	870,715	7,822,331	898.4%
Gross profit percentage	20.9%	9.9%	N/A	11.0%

Managed Services
Revenue	$7,950,890	-	N/A	N/A
Cost of revenues	4,766,526	-	N/A	N/A
Segment gross profit	3,184,364	-	N/A	N/A
Gross profit percentage	40.1%	N/A	N/A	N/A

Software as a Service (SaaS)
Revenue	$318,585	-	N/A	N/A
Cost of revenues	52,052	-	N/A	N/A
Segment gross profit	266,533	-	N/A	N/A
Gross profit percentage	83.7%	N/A	N/A	N/A

Net Revenues

Revenues for the year ended December 31, 2017 were $49.9 million compared to $8.8 million for the period May 20, 2016 (Inception) through December 31, 2016 (the “2016 Period”), an increase of $41.1 million. The increase in revenues for the year ended December 31, 2017, compared to the 2016 Period is primarily due to a full year of operations. Additionally, in 2017, ConversionPoint acquired Push and SellPoints. ConversionPoint started as an e-commerce products business in 2016.

Revenues from e-commerce products were $41.7 million for the year ended December 31, 2017 compared to $8.8 million for the 2016 Period, an increase of $32.9 million. The increase is mainly due to ConversionPoint’s acquisition of Push, which allowed Branded Response to scale its e-commerce products revenues through the use of Push’s technology to optimize customer acquisition, which significantly increased revenues in 2017 and having a full year of net revenues.

Revenues from managed services were $8.0 million and $0 million for the year ended December 31, 2017 compared to the 2016 Period, respectively. The $8.0 million increase is due to the acquisition of Push in April 2017, which contributed $7.1 million of managed services revenues post-acquisition, and Sellpoints in December 2017, which contributed $0.6 million of managed services revenues post-acquisition.

Revenues from SaaS increased from $0 to $0.3 million for the 2016 Period and the year ended December 31, 2017, respectively. The $0.3 million increase is due to the Sellpoints acquisition in December 2017 and the revenues derived from its technology platforms.

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Cost of Revenues and Gross Profit

Cost of revenues is primarily generated by product cost and fulfillment expense and customer acquisition costs. The increase in the cost of revenue for year ended December 31, 2017, compared to the 2016 Period, is due primarily to the increase in revenue described above.

Gross profit for the year ended December 31, 2017 was $12.1 million compared to $0.9 million for the 2016 Period, an increase of $11.2 million. The increase in gross profit for the year ended December 31, 2017, compared to the 2016 Period, is primarily due to a full year of operations. ConversionPoint started its operations in May 2016 and therefore, the revenues in 2016 were much lower. Additionally, ConversionPoint acquired two subsidiaries in 2017: Push and Sellpoints, each of which operate in the managed services and SaaS segments which have higher margins than the e-commerce products segment, which was the only segment of revenue in 2016.

Operating Expenses

Sales and marketing - Sales and marketing costs include those expenses required to support the e-commerce products segment as well as any marketing efforts. The increase in sales and marketing costs to $4.3 million in the year ended December 31, 2017, compared to $1.1 million in the 2016 Period, is due to an increase in e-commerce products revenues and the related sales and marketing support expenses. The variable third party sales and marketing costs include: call center expenses, chargeback management, and other software and web related costs.

General and administrative - General and administrative expenses were $5.8 million for the year ended December 31, 2017, and $1.2 million for the 2016 Period. The increase is primarily due to the acquisition of two subsidiaries in 2017 and a full year of operations. ConversionPoint expects general and administrative expense to continue to increase as ConversionPoint continues to grow. Branded Response’s general and administrative expenses for the year ended December 31, 2017 and for the 2016 Period were $2.6 million and $1.1 million, respectively. The $1.5 million increase is due to having a full year in 2017 whereas 2016 was a partial year. Push’s general and administrative expenses for the year ended December 31, 2017 and for the 2016 Period were $1.7 million and $0, respectively. The $1.7 million increase is entirely due to the acquisition of Push in April 2017. Sellpoints’ general and administrative expenses for the year ended December 31, 2017 and for the 2016 Period were $0.4 million and $0 million, respectively. The $0.4 million increase is entirely due to the acquisition of Sellpoints in December 2017. ConversionPoint’s general and administrative expenses for the year ended December 31, 2017 and for the 2016 Period were $1.1 million and $0.1 million. The $1.0 million increase is due bonuses paid to certain employees, travel expenses related to the capital raising activities, and increased professional fees.

Amortization of intangible assets - Amortization of intangible assets was $1.3 million for the year ended December 31, 2017 compared to $0 in the 2016 Period. The increase is related to the intangible assets acquired as part of the acquisition of subsidiaries. ConversionPoint is amortizing the intangible assets acquired and any new purchases or capitalization over a five-year period.

Interest expense, net - Interest expense, net, which represents interest expense on all the notes payable including the convertible notes, increased approximately from $0.1 million for the year ended December 31, 2017 to $0.8 million the 2016 Period primarily due a full year of operations and the issuance of various convertible notes payable throughout both periods.

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Income tax benefit - Income tax benefit is primarily driven by the change in the valuation allowance resulting from the changes in the Tax Cuts and Jobs Act which included a rate reduction which took effect on January 1, 2018.

Liquidity and Capital Resources

During the nine months ended September 30, 2018, ConversionPoint funded its operations primarily from cash on hand, cash generated by operations and private placements of equity securities. As of September 30, 2018, ConversionPoint’s cash and cash equivalents had a balance of $5,281,584, as compared to $4,695,803 at December 31, 2017.

ConversionPoint and all of its subsidiaries are parties to a Loan and Security Agreement with Montage Capital II, L.P. and Partners for Capital Growth IV, L.P. As of December 12, 2018, $2,757,770, in principal and interest was outstanding under the loan. On November 2, 2018, ConversionPoint and its subsidiaries had certain technical defaults and an anticipated financial covenant default under the Loan and Security Agreement, and entered into an amendment to the Loan and Security Agreement, pursuant to which the lenders agreed to forbear from exercising remedies arising out of the existing defaults and the anticipated default until the earlier to occur of (i) their timely compliance with certain non-financial covenants under the Loan and Security Agreement as amended, upon which time the existing defaults and anticipated default shall automatically be waived, (ii) the occurrence of another event of default, or (iii) February 15, 2019. Pursuant to such amendment, the lenders have also agreed to decrease certain minimum cash covenants and eliminate certain revenue and EBITDA covenants until February 15, 2019. In connection with the Loan and Security Agreement, ConversionPoint has entered into deposit control agreements with all of its banking institutions in favor of the lenders pursuant to which the lenders can assume control of ConversionPoint’s bank accounts in the event ConversionPoint defaults under the Loan and Security Agreement.

During the nine-month period ended September 30, 2018, ConversionPoint raised $10,918,868, net of issuance costs of $1,279,816 through the sale of 1,393,913 shares of common stock at $9.21 per share.

For the nine months ended September 30, 2018, ConversionPoint’s revenues declined 27.0% from the same period in the prior year. The lower revenue, combined with increased operating expenses, is principally responsible for ConversionPoint’s $16.7 million net loss during the nine-month period ending 2018. ConversionPoint believes that its current and future available capital resources, revenues from operations and other sources of liquidity will enable it to fund its operating expenses and capital expenditure requirements for at least the next twelve months.

Cash Flows

The table below sets forth a summary of ConversionPoint’s cash flows for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended
	September 30 2018	September 30 2017
Net cash provided by (used in)
Operating activities	$(7,351,837)	$318,527
Investing Activities	(1,877,341)	299,401
Financing Activities	9,814,959	2,676,850

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Cash Flows - Operating

Net cash used in operating activities was $7.4 million during the nine months ended September 30, 2018. During that period, ConversionPoint reported a net loss of $16.7 million, which included non-cash expenses: depreciation and amortization expense of $3.3 million and stock-based compensation expense of $7.3 million. The change in operating assets and liabilities during the nine months ended September 30, 2018 was primarily due to an increase in accounts receivable and a decrease in accounts payable.

During the comparable period in 2017, cash provided by operating activities was $0.3 million from a net income of $3.1 million, which included non-cash expense: depreciation and amortization of $0.7 million. The cash provided was decreased by a $4.0 million increase in accounts receivable as the business was ramping up in 2017.

Cash Flows - Investing

Net cash used in investing activities was $1.9 million during 2018, which primarily consisted of capitalized internal software development costs and purchase of property and equipment.

Net cash provided by investing activities was $0.3 million during 2017, which primarily consisted of cash acquired in business acquisitions, offset by the issuance of notes receivable.

Cash Flows - Financing

Net cash provided by financing activities was $9.8 million during 2018, which primarily resulted from net proceeds of the sale of common stock of $11.3 million, offset by the repayments on ConversionPoint’s notes payable of $1.5 million.

In 2017, net cash provided by financing activities was $2.7 million which largely consisted of proceeds from the issuance of convertible promissory notes of $2.6 million.

For information concerning our term and convertible notes payable, see Note 8 to Unaudited Consolidated Financial Statements included in Part I, Item 1 of this Form S-4.

Off Balance Sheet Arrangements

As of September 30, 2018, ConversionPoint does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on ConversionPoint’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which ConversionPoint has any obligation arising under a guarantee contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

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Inuvo

Company Overview

Inuvo develops data, analytics and artificial intelligence technology that empowers its clients to execute their business-to-business and business-to-consumer strategies. These capabilities allow Inuvo’s clients to engage with customers and prospects in a manner that drives closer collaboration through knowledge. These unique and patented technologies have been used to serve numerous world-renowned customers in industries that have included retail, automotive, insurance, health care, technology, telecommunications and finance.

To action these technologies, Inuvo has also developed software and information processing technologies that allows it to place over one billion marketing messages online every single month. Inuvo generates revenue both directly and indirectly from merchants whose messages it delivers across mobile, tablet and desktop within content, image or video.

Inuvo’s solution incorporates a proprietary form of artificial intelligence (AI) branded the IntentKey. This sophisticated machine learning technology uses interactions with Internet content as a source of information from which to predict consumer intent. The AI includes a continually updated database of over 500 million machine profiles which Inuvo utilizes to deliver highly aligned online audiences to its clients. Inuvo earns revenue when consumers view or click on its client’s messages. Inuvo’s business scales through account management activity with existing clients and adding new clients with sales activity.

Inuvo counts among its many contractual relationships, three clients who collectively manage over 50% of all U.S. digital media budgets. As part of Inuvo’s technology strategy, it also owns a collection of websites such as alot.com and earnspendlive.com, where it creates content in health, finance, travel, careers, auto, education and living categories. These sites provide the means to test Inuvo’s technologies, while also delivering high quality consumers to clients through the interaction with proprietary content in the form of images, videos, slideshows and articles.

There are many barriers to entry to Inuvo’s business that would require proficiency in large scale data center management, software development, data products, analytics, artificial intelligence, integration to the internet of things (IOT), the relationships required to execute within the IOT and the ability to process tens of billions of transactions daily. Inuvo’s intellectual property is protected by 15 issued and 8 pending patents.

Comparison of the Nine Months Ended September 30, 2018 and 2017

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2018	2017	Change	% Change	2018	2017	Change	% Change
Net Revenue	$16,806,170	$20,311,502	$(3,505,332)	(17.3)%	$56,315,006	$55,798,545	$516,461	0.9%
Cost of Revenue	6,196,057	9,649,295	(3,453,238)	(35.8)%	21,965,955	25,161,761	(3,195,806)	(12.7)%
Gross Profit	$10,610,113	$10,662,207	(52,094)	(0.5)%	$34,349,051	$30,636,784	$3,712,267	12.1%

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Net Revenue

Net revenue for the third quarter of 2018 was $16.8 million, 17% lower than the same quarter of 2017 and $56.3 million for the first nine months of the year, 1% higher compared to the same period in 2017. The decline in net revenue in the current quarter was primarily due to Inuvo’s decision earlier this year to reduce support of its proprietary Supply Side Platform (SSP) and focus on the Demand side of its business where its IntentKey technology provides maximum competitive differentiation. This realignment caused a 74% reduction in revenue generated from the SSP as compared to the prior year with a rate of decline faster than Inuvo had expected. In addition, during the last half of the third quarter of 2018 Inuvo experienced lower monetization for its inventory from its largest demand partner. Inuvo has not seen an appreciable change in monetization for its inventory subsequent to the third quarter of 2018 and Inuvo does not know whether monetization will return to former levels. Although net revenue was 12% higher in the first six months of 2018 over 2017, lower third quarter revenue in 2018 reduced the increase to 1% for first nine months of 2018.

Cost of Revenue

Cost of revenue is primarily generated by payments to website publishers and app developers that host advertisements Inuvo serves and payments to ad exchanges that provide access to supply inventory where Inuvo serves advertisements. The decrease in the cost of revenue in the third quarter of 2018 compared to the third quarter of 2017 and for the nine months ended September 30, 2018 compared to the same time period in 2017 is due primarily to lower revenue and to the lower demand for clicks mentioned above in Net Revenue.

Operating Expenses

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2018	2017	Change	% Change	2018	2017	Change	% Change
Marketing costs	$8,285,465	$7,161,905	$1,123,560	15.7%	$25,025,922	$21,122,489	$3,903,433	18.5%
Compensation	1,806,111	2,363,901	(557,790)	(23.6)%	6,749,280	7,053,308	$(304,028)	(4.3)%
Selling, general and administrative	1,859,020	2,025,254	(166,234)	(8.2)%	5,968,233	6,308,552	$(340,319)	(5.4)%
Operating expenses	$11,950,596	$11,551,060	$399,536	3.5%	$37,743,435	$34,484,349	$3,259,086	9.5%

Overall, Inuvo’s operating expenses for the three and nine months ended September 30, 2018, increased 3.5% and 9.5%, respectively, compared to the same periods in 2017.

Marketing costs include those expenses required to attract an audience to Inuvo’s owned web properties. The increase in marketing costs in the three and nine months ended September 30, 2018 compared to the same periods in the prior year was partially due to adjusting traffic acquisition campaigns to the lower monetization as described above in Net Revenue that the marketplace experienced in the third quarter.

Compensation expense decreased for the three and nine-month periods ended September 30, 2018 as compared to the same periods in 2017 primarily due to lower headcount. The average headcount, both full-time and part-time, at September 30, 2018 was 68 compared to 90 for the same quarter last year. Inuvo expects a stable compensation expense in the coming quarters as Inuvo has shifted its focus to the Demand side of the business.

Selling, general and administrative expenses were $1.9 million for the three-month period ended September 30, 2018 and $6.0 million for the nine-month period ended September 30, 2018, slightly lower from the prior year periods. Inuvo expects quarterly selling, general and administrative expense to continue to be relatively flat.

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Interest Expense, net

 Interest expense, net, which represents interest expense on the bank credit facility and capital lease obligations, increased approximately $4,000 to $101,000 in the quarter ended September 30, 2018 compared to the same period in 2017 and $84,000 to $297,000 for the nine months ended September 30, 2018 compared to the same period in 2017, primarily due to higher interest rates on the credit line in 2018 year compared to 2017.

Income from Discontinued Operations

In the third quarter of 2016, Inuvo’s petition with the UK (United Kingdom) Companies House to strike off and dissolve its remaining subsidiary in the EU was approved. As a result, for the nine months ended September 30, 2017, Inuvo recorded a net loss of $1,109 due to a charge from a service provider.

2017 Overview

2017 was a strong year for Inuvo, Inc. Leading into 2017, Inuvo laid the foundation for a transformational acquisition that would fuel continued growth in revenue and margin while opening opportunities to leverage a new set of machine learning technologies (the IntentKey) with applicability throughout its business and markets. During 2017, Inuvo:

•	Grew revenue by 11% and gross profits, net of traffic acquisition costs (TAC), by 30%.

•	Acquired the assets of NetSeer Inc. growing revenue in that business from $0.8 million in the month of February 2017 to $1.9 million in December 2017.

•	Opened a new development and support office in San Jose, CA.

•	Entered partnerships with Microsoft Bing and OpenX.

•	Hired a Chief Revenue Officer who built a Media and Publisher Sales and Account Management organization.

•	Began developing relationships in China that could result in media spend in the U.S.

•	Continued the migration to mobile, going from 52.4% mobile in 2016 to 62.1% in 2017.

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Comparison of the Year Ended December 31, 2017 and 2016

Results of Operations

	For the Years Ended December 31,
	2017	2016	Change	% Change
Net Revenue	$79,554,493	$71,530,102	$8,024,391	11.2%
Cost of Revenue	36,669,543	21,364,795	15,304,748	71.6%
Gross Profit	$42,884,950	$50,165,307	$(7,280,357)	(14.5)%
Marketing Cost (TAC)	$28,578,401	$39,195,653	$(10,617,252)	(27.1)%
Gross Profit adjusted for Marketing Cost (TAC)	$14,306,549	$10,969,654	$3,336,895	30.4%

Net Revenue

Net revenue for the year ended December 31, 2017 was $79.6 million compared to $71.5 million for the year ended December 31, 2016. The increase was primarily due to growth in the business acquired in February 2017. Revenue from the acquired business line grew from $0.8 million in its first month of operations, February 2017 to $1.9 million in December 2017. Inuvo expects the new business line to continue to fuel its growth into the future. Revenue from Inuvo’s ValidClick business, serving advertisements to publisher partners, increased 25% in 2017 compared to 2016. Revenue from Inuvo’s Digital Publishing business declined as Inuvo redirected resources and investment to the acquired business which has higher gross margins. The fourth quarter is traditionally the highest revenue quarter of the year. In 2017, the fourth quarter revenue was $23.8 million, 21% greater than the same quarter in 2016. The higher revenue in the fourth quarter of 2017 was attributable primarily to the new business line.

Cost of Revenue

Cost of revenue is primarily generated by payments to website and application publishers who host Inuvo’s advertisements. The increase in cost of revenue in 2017 compared to 2016 was due to with the higher revenue from the acquired business and ValidClick.

Operating Expenses

	For the Year Ended December 31,
	2017	2016	Change	% Change
Marketing costs (TAC)	$28,578,401	$39,195,653	$(10,617,252)	(27.1)%
Compensation	10,200,117	6,830,338	3,369,779	49.3%
Selling, general and administrative	8,342,906	4,996,482	3,346,424	67.0%
Operating expenses	$47,121,424	$51,022,473	$(3,901,049)	(7.6)%

Operating expenses decreased in the twelve months ended December 31, 2017 as compared to the same period of the prior year.

Marketing costs or TAC include those expenses required to attract traffic to Inuvo’s owned web properties. The decrease in marketing costs in the twelve months ended December 31, 2017 was a strategy initiated at the beginning of 2017 in anticipation of the acquisition in February 2017. This strategy was designed to focus resources and investment towards a higher growth and gross margin (after TAC) business at the expense of growth in another business line at lower gross margin.

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Compensation expense increased 49.3% in the twelve months ended December 31, 2017 primarily due to an increase in the number of employees. The higher headcount was primarily due to the additional employees from the February 2017 acquisition. Inuvo’s total employment, both full-time and part-time, was 89 at December 31, 2017 compared to 72 at December 31, 2016. Inuvo expects compensation expense to increase, though moderately, in the coming quarters as Inuvo hires additional developers and sales personnel to support the anticipated growth.

Selling, general and administrative costs in 2017 were $8.3 million, an increase of 67.0% over 2016. The primary reasons for the higher cost in the twelve months ended December 31, 2017 compared to the same period last year was due to the acquisition in February 2017. Among the higher 2017 expenses compared to 2016 were IT costs approximately $1.3 million higher; amortization and depreciation expense approximately $852,000 higher; facilities cost approximately $290,000 higher and travel and entertainment costs approximately $255,000 higher. Inuvo expects selling, general and administrative costs to decrease in 2018.

Interest Expense, net

Interest expense, net, which represents interest expense on the bank credit facility, was higher in 2017 compared to the same periods in 2016 because of a higher average outstanding revolving credit line balance and higher interest rates in 2017 compared to 2016.

Income Tax Benefit

In 2017, Inuvo recognized an income tax benefit of $1,498,076 due to the passing of the Tax Cuts and Jobs Act in December 2017. The new law reduced corporate income tax rates from 35% to 21%. As a result, the deferred tax assets and liabilities recorded in the consolidated balance sheet were reevaluated at the new tax rates. Both the deferred tax assets and the deferred tax liabilities were reduced. The decrease in the deferred tax liability resulted in the one-time tax benefit.

In 2016, Inuvo recognized an income tax benefit of $29,260.

Income (loss) from Discontinued Operations

Certain of Inuvo’s subsidiaries previously operated in the European Union (EU). Though operations ceased in 2009, statutory requirements made it necessary to have a continued presence in the EU for varying terms until November 2015. Profits and losses generated from the remaining assets and liabilities are accounted for as discontinued operations.

In the third quarter of 2016, Inuvo’s petition with the UK (United Kingdom) Companies House to strike off and dissolve the remaining subsidiary in the EU was approved. As a result, for the twelve months ended December 31, 2017, Inuvo recognized a net loss from discontinued operations of $1,109 due to a charge from a service provider. As of December 31, 2016, Inuvo recorded a net income of $155,287 due primarily to the adjustment of certain accrued liabilities. No further charges or adjustments are expected.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the reported periods. The more critical accounting estimates include estimates related to revenue recognition and accounts receivable allowances. Inuvo also has other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding its results.

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Liquidity and Capital Resources

 On October 11, 2018, Inuvo entered into the Amended and Restated Business Financing Agreement with Western Alliance Bank. The Amended and Restated Financing Agreement, which is secured by all of Inuvo’s assets, amended and superseded in its entirety the Business Financing Agreement, as amended, that Inuvo entered into on March 1, 2012 with Bridge Bank, N.A. which is now owned by Western Alliance Bank. The Amended and Restated Financing Agreement does not have a term and either party may terminate upon notice to the other party. As a result of the amended terms of Inuvo’s lending relationship with Western Alliance Bank, Inuvo has additional access to credit.

In May 2018, Inuvo completed its underwritten public offering of 2,860,000 shares of its common stock at a public offering price of $0.70 per share and an additional 429,000 shares to cover over allotments in connection with the offering. The net proceeds after deducting the underwriting discounts and commissions and estimated offering expenses payable was approximately $2.1 million.

During the third quarter of 2017, Inuvo filed an S-3 registration statement with the Securities and Exchange Commission (SEC) to replace the existing, expiring S-3 “shelf” registration statement, which permits Inuvo to offer and sell up to $15 million of its securities from time to time in one or more offerings. In May 2018, Inuvo took down from this shelf registration statement approximately $2.3 million in the underwritten public offering.

For the three months ended September 30, 2018, Inuvo’s revenues declined 17.3% from the same quarter in the prior year. The lower revenue in this year’s quarter was principally responsible for Inuvo’s $1.4 million net loss in the third quarter of 2018. Since Inuvo’s credit facility is dependent upon receivables, the lower revenue reduces its credit availability. Inuvo does not know when, if ever, that its revenues will return to historic levels or if Inuvo will be able to replace those lost revenues with revenues from other demand partners. The combination of lower credit availability and negative cash flows generated from operating activities raises concern about Inuvo’s ability to continue without interruption. On November 2, 2018, Inuvo entered into the merger agreement and an affiliate of ConversionPoint lent Inuvo $1 million for working capital, and its Chief Executive Officer and members of its board of directors have lent Inuvo an aggregate of $250,000 to cover certain costs associated with the pending mergers. Subject to the terms of the merger agreement and the credit facility, with the additional borrowing, Inuvo believes it will have sufficient cash and credit to operate until the mergers close. However, there are no assurances that the mergers will be consummated. While the mergers are pending, Inuvo’s ability to raise additional working capital is limited by the terms of the merger agreement. There are no assurances Inuvo will be successful in its efforts to generate revenues, report profitable operations or close the mergers in which case Inuvo would need to find additional sources of credit and make substantial reduction to operating expense.

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Cash Flows - Operating

Net cash used in operating activities was $284,122 during the nine months ended September 30, 2018. Inuvo reported a net loss of $3,682,371, which included non-cash expenses; depreciation and amortization expense of $2,371,958 and stock-based compensation expense of $827,595. The change in operating assets and liabilities during the nine months ended September 30, 2018 was a provision of cash of $219,558 primarily due to a decrease in the accounts receivable balance by $5,183,579, partially offset by a decrease in the accounts payable balance by $4,592,798. The terms are such that Inuvo generally collects receivables prior to paying trade payables. Media sales, which are part of the business acquired in 2017, typically have slower payment terms than the terms of related payables.

During the comparable period in 2017, cash used in operating activities was $2,962,766 from a net loss of $4,061,596, which included several non-cash expenses; depreciation and amortization of $2,239,498 and stock-based compensation of $923,072. The cash used was further increased by a change in the accounts payable balance by $1,099,692 and a change in the accounts receivable balances of $237,078 largely due to the working capital needs of the business acquired in 2017.

Cash Flows - Investing

Net cash used in investing activities was $1,300,179 and $827,048 for the nine months ended September 30, 2018 and September 30, 2017, respectively, and primarily consisted of capitalized internal development costs.

Cash Flows - Financing

Net cash provided financing activities was $1,689,889 during 2018 primarily from proceeds of the sale of 3,289,000 shares of common stock, net of repayments on Inuvo’s revolving line of credit and capital leases.

In 2017, net cash provided by financing activities was $2,744,975 which largely consisted of proceeds from the revolving credit facility used to pay off the debt acquired in the 2017 asset acquisition, net of debt repayment.

Off Balance Sheet Arrangements

As of December 31, 2017, Inuvo does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with Inuvo as a party, under which Inuvo has any obligation arising under a guarantee contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Impact of New Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies—Recent Accounting Pronouncements” of the Notes to Financial Statements commencing on page F-138 of this prospectus.

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Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

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Business

Background

We have entered into an agreement and plan of merger, or merger agreement, with ConversionPoint Technologies Inc., a Delaware corporation, or ConversionPoint, and Inuvo, Inc., a Nevada corporation, or Inuvo, providing for the combination of ConversionPoint and Inuvo under our company, which is a new holding company. Pursuant to the merger agreement, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part, our wholly-owned subsidiary, ConversionPoint Merger Sub, Inc., or ConversionPoint Merger Sub, will be merged with and into ConversionPoint with ConversionPoint as the surviving company, and our wholly-owned subsidiary, CPT Cigar Merger Sub, Inc., or Inuvo Merger Sub, will be merged with and into Inuvo with Inuvo as the surviving company. As a result, ConversionPoint and Inuvo will each become our wholly-owned subsidiaries. We refer to these mergers as the ConversionPoint merger and the Inuvo merger, respectively, and together as the mergers.

We have filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus, or the Joint Proxy Statement/Prospectus, in connection with the issuance of shares of our common stock in connection with the mergers and in connection with the solicitation of proxies from the stockholders of ConversionPoint and Inuvo to vote at special meetings of the stockholders of ConversionPoint and Inuvo that are being held for the purpose of approving the merger agreement.

This offering is conditioned upon the stockholders of each of ConversionPoint and Inuvo approving the mergers and the successful closing of the mergers immediately prior to or contemporaneously with the completion of this offering, and the completion of the mergers is conditioned upon us receiving at least $36 million in gross proceeds from this offering or the issuance and sale of our equity, debt and/or equity-linked securities on terms reasonably agreeable to ConversionPoint and Inuvo in good faith, which we refer to as the financing condition.

Upon completion of the mergers, our business will be comprised of the businesses of ConversionPoint and Inuvo.

ConversionPoint, through its wholly-owned subsidiaries, helps e-commerce companies and brands target, convert, manage and re-engage their customers using sophisticated online tracking and data analytics. ConversionPoint’s suite of technologies manages and optimizes multiple aspects of e-commerce including: rich media content creation, product information management and syndication, audience targeting, conversion optimization, remarketing, logistics and customer management. ConversionPoint both delivers its technologies to its customers through software-as-a-service, or SaaS, and uses its technologies to provide managed digital marketing and e-commerce technology services to brands and advertisers, which we refer to as managed services. ConversionPoint also uses its own technologies to sell various products directly to consumers, which we refer to as e-commerce products. ConversionPoint’s vision is to simplify the entire e-commerce experience by integrating its technologies and offering a broad range of e-commerce solutions on a single, easy-to-use platform.

Inuvo develops data, analytics and artificial intelligence technology that empowers its clients to execute their business-to-business and business-to-consumer strategies. These capabilities allow Inuvo’s clients to engage with customers and prospects in a manner that drives closer collaboration through knowledge. These unique and patented technologies have been used to serve numerous world-renowned customers in industries that have included retail, automotive, insurance, health care, technology, telecommunications and finance.

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Business of ConversionPoint

Company Overview

ConversionPoint, through its wholly-owned subsidiaries, helps e-commerce companies and brands target, convert, manage and re-engage their customers using sophisticated online tracking and data analytics. ConversionPoint’s suite of technologies manages and optimizes multiple aspects of e-commerce including: rich media content creation and syndication, audience targeting, conversion optimization, remarketing, logistics and customer management. ConversionPoint both delivers its technologies to its customers through software-as-a-service, which we refer to as SaaS, and uses its technologies to provide managed digital marketing and e-commerce technology services to brands and advertisers, which we refer to as managed services. ConversionPoint also uses its own technologies to sell various products directly to consumers, which we refer to as e-commerce sales. ConversionPoint’s vision is to simplify the entire e-commerce experience by integrating its technologies and offering a broad range of e-commerce solutions on a single, easy-to-use platform.

ConversionPoint was formed as a Delaware corporation on November 2, 2016, by the founders of Branded Response Inc., a California corporation, which was formed in May 2016. Branded Response began as an e-commerce seller of health, wellness and beauty products. Branded Response’s management team had significant prior successes in creating direct-to-consumer e-commerce product campaigns. As Branded Response’s sales began to grow, its management began evaluating e-commerce technologies to become more efficient and cost effective at acquiring customers and maximizing customer life-time value with respect to the sale of its own products. Branded Response began collaborating with Push Interactive, LLC, a direct-to-consumer marketing company based in Minneapolis, Minnesota, formed in May 2010, which had developed a suite of online marketing technologies to increase the efficiency of their own product sales. Push and Branded Response realized that the e-commerce market lacked an end-to-end solution to manage the entire e-commerce marketing, sales, customer service and logistics process. In April 2017, ConversionPoint acquired both Push and Branded Response, with the vision of using Push’s technology platform as the foundation to develop both organically and through strategic acquisition, a unified e-commerce solution to (a) more efficiently manage the companies’ own internal e-commerce product campaigns, (b) manage campaigns for third parties, on a managed services basis, and (c) license to third parties on a self-serve SaaS subscription basis. In 2017, ConversionPoint began generating managed service revenues.

In December 2017, ConversionPoint acquired SellPoints, Inc., a venture-backed Delaware corporation, formed in May 2000, which had developed a suite of software solutions enabling brands to create and syndicate rich media content to a network of online retailers, track online consumer behavior, retarget consumers based on their online behavior, and deliver robust data analytics and reporting. ConversionPoint believed that SellPoints’ technologies, coupled with its large brand customers and partners, would add significant capabilities to the end-to-end e-commerce platform ConversionPoint was creating.

Industry Background

Growing e-commerce market

The U.S. e-commerce market is evolving and continues to be a high growth market as retailers and brands increase their online sales. According to an article published by e-Marketer.com on September 17, 2018, in the U.S. alone, over $525 billion in e-commerce sales will be consummated in 2018, with Amazon.com controlling approximately 50% of the U.S. market.

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ConversionPoint believes that Amazon.com has developed its leading market position, in part, due to its technology foundation across the entire consumer online retail lifecycle which enables Amazon to leverage customer shopping data as predictors of future purchase behavior. While Amazon.com dominates the online retail market in the U.S. and has positioned itself as strategically aligned with small and medium sized retailers, ConversionPoint believes Amazon.com’s dominance is making it increasingly difficult for non-Amazon online sellers to access shoppers. We believe this leaves retailers in a difficult situation with Amazon.com, because although retailers can reach large audiences through Amazon.com, participation in the Amazon.com marketplace comes with large fees and minimal access to customer data.

ConversionPoint believes this creates an increasingly large market opportunity for data driven e-commerce solutions to assist brands and retailers selling through non-Amazon.com channels. E-commerce platforms such as Shopify and Big Commerce, as well as leading retailers such as Walmart and Office Depot, continue to drive innovation through disparate technologies to lower customer acquisition costs while increasing the yield on e-commerce media spend.

Increasing complexity of e-commerce

ConversionPoint believes that several significant trends have contributed to an increasing complexity and fragmentation of digital marketing and sales, including:

•	Multiple digital marketing channels. There are numerous digital marketing channels including, but not limited to, search, display, video, native, email, text and social advertising which are available to retailers, advertisers and brands as a conduit to the consumers who purchase their products. These channels are fragmented, each with their own platforms the lack of integration from which limits their ability to holistically serve those consumers.

•	Third-party marketplaces. Third-party marketplaces such as Amazon.com, Etsy.com and eBay, aggregate multiple sellers of similar products, thus creating control over marketplaces for themselves while offering little technical differentiation for consumer acquisition between sellers.

•	Increased use of mobile devices for e-commerce. The rapid adoption of mobile internet-enabled devices, such as smartphones and tablets, has resulted in an increase in mobile commerce, which is transforming the way consumers shop and make purchase decisions.

•	Growth of additional online consumer touch points. As consumers have moved more of their shopping online, search engines, social networks, content rich advertorials, and brand websites, have emerged as key influencers and important points of product research for consumers making purchase decisions.

•	Consolidation of Customer Relationship Management and Marketing / Advertising. ConversionPoint believes that a convergence of business-to-business and business-to-consumer customer data, actionable on a single platform is a necessary requirement to delivering on the promise of consumer engagement. The implication of this belief inevitably leads to a consolidation of technologies from first contact through fulfillment with the consumer.

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Key Challenges Facing Retailers and Brands Selling Online

As online shopping increases, ConversionPoint believes it is becoming critical for brands, advertisers and retailers to leverage data and technology for reach, efficiency and return on e-commerce investment. According to AdMaster’s 2018 Digital Marketing Trends report, advertisers and brands are allocating a larger portion of their advertising budgets to digital marketing and are seeking a more efficient and measurable way to reach their target audience. ConversionPoint believes its solutions address the challenges the industry faces today, which include:

•	In-house solutions are costly and slow to innovate. Retailers and brands that rely on in-house capabilities may have to invest in and maintain significant technological infrastructure, human resources and industry relationships, which requires significant capital and long periods of time to set up. This presents a challenge for many small to medium businesses ranging from $2 million to $150 million in revenue, which we refer to as SMBs.

•	Fragmented solutions. ConversionPoint’s competitors offer a single-point solution, rather than a suite of e-commerce technologies for content creation, content management, customer acquisition, customer relationship management, data analytics, fulfillment, delivery and remarketing. Point solutions do not address the needs of retailers and brands seeking an integrated solution to manage multiple aspects of online marketing. Furthermore, ConversionPoint believes retailers or brands stitching multiple point solutions together generally results in technology and data integrity challenges.

•	Lack of visibility. To measure success and maximize return on investments, advertisers need to access, correlate and analyze large amounts of data across multiple technology platforms in real-time. The lack of access to, and integration of customer data between, multiple technology platforms makes it difficult for brands and retailers to gain accurate insights into consumer behavior necessary to adapt their e-commerce strategies to improve return on e-commerce investment.

•	Inefficient content management. Brands selling products through multiple online retailers generally must upload and update rich media content separately on each retailer’s website. Without a rich media content syndication platform integrated with major retailers, brands must upload and update rich media product content on multiple online retailer websites, which is inefficient and may require significant human capital.

ConversionPoint’s Solutions

ConversionPoint’s technologies optimize many aspects of the e-commerce ecosystem.

Ultimately, through its SaaS and managed service offerings, ConversionPoint’s technology platforms make it easy for brands to more cost effectively generate and manage online sales. For example, ConversionPoint provides manufacturer brands with tools to create and syndicate rich media product content across ConversionPoint’s network of online retailers. Additionally, manufacturer brands, leveraging ConversionPoint’s technologies, can retarget shoppers, launch CRM acquisition programs, optimize acquisition media spend, improve add-to-cart rates, and manage shipping logistics and fulfillment.

ConversionPoint is in the process of unifying its current technology solutions into an integrated platform to provide manufacturer brands and retailers with an end-to-end SaaS offering.

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ConversionPoint believes its solutions offer the following benefits:

•	End-to-end technology solution. ConversionPoint provides technology solutions for managing most aspects of the e-commerce process, including, digital ad buying with real-time optimization, online retailer marketing, customer relationship management, remarketing and logistics.

•	Reduced integration costs, time to market and dependence on in-house resources. Customers can more efficiently market their products through existing and new online channels without the costs related to installing and maintaining their own hardware and software infrastructure, while minimizing in-house head count. ConversionPoint manages or hosts its solutions on behalf of its customers, thereby reducing the customer’s cost and dependency on dedicated IT staff, offsite hosting and on-premises systems.

•	Unified content creation and product information management. ConversionPoint’s multi-channel rich media content creation and syndication platform provides customers with one interface to create, syndicate and manage interactive content experiences across ConversionPoint’s network of online retailers.

•	Highly relevant, targeted ads. Through ConversionPoint’s sophisticated consumer online behavioral tracking technology, ConversionPoint delivers highly relevant and targeted digital ads at opportune times.

•	Media optimization. ConversionPoint’s real-time multivariate testing technology optimizes to the highest converting advertising yield to maximize return on investment for manufacturer brands.

•	Extension of lifetime customer value. Brands can use ConversionPoint’s technology to control and optimize the offering of additional items for purchase upon checkout, and offer customized membership programs, both of which can increase the lifetime value of customers.

•	Robust data and analytics reporting. ConversionPoint captures meaningful consumer behavioral data, which it uses to continually optimize the performance of its solutions. The scale and breadth of this data is continually growing as more interactive content experiences are published and consumers interact with such experiences. Through ConversionPoint’s robust data and analytics reporting, ConversionPoint provides brands and advertisers with valuable insights into the performance of digital marketing campaigns, including campaign delivery data (such as impressions, views and clicks), performance data (such as cost-per-click, earnings per-click, conversion rates and cost per acquisition), and anonymous buyer data (such as geography, device type and referral source). These reports provide brands and advertisers with actionable insights that allow them to evaluate and improve the efficiency of their e-commerce campaigns.

ConversionPoint’s Technology Products

ConversionPoint offers a suite of solutions applicable to the pre-sale, sale and post-sale moments of the shopper journey.

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Pre-Sale: ConversionPoint’s suite of media buying and online sales and marketing management tools allow ConversionPoint and its advertisers and brands to target consumers based on their online behavior, and engage in and optimize media buying and campaign management in real time. ConversionPoint’s multi-variate testing technology helps manufacturer brands increase the yield of their digital marketing spend.

ConversionPoint’s pre-sale products include:

•	Digital media optimization: ConversionPoint’s digital media optimization platform creates customized landing pages and engages in real-time testing to determine the highest converting ads and landing pages, together with the best multi variate online placement to maximize return on investment.

•	Retargeting: ConversionPoint’s retargeting platform uses algorithmic audience segmentation and aggregates anonymous consumer data related to the timing and nature of their interaction with product content to construct high-value audience segments for display advertising campaigns. The technology associates these segments with relevant ad units, enabling the delivery of impactful ads to consumers at the most opportune times.

Sale: ConversionPoint’s online sales solutions enable manufacturer brands to create and syndicate rich media content to ConversionPoint’s network of online retailers and improve the buying experience across online retailers. ConversionPoint’s data analytics and reporting capabilities provide engagement insights that can be used to optimize marketing efforts.

•	Interactive content builder: ConversionPoint’s interactive content building platform is a programmatic, user friendly platform which enables brands to construct highly engaging product experiences, including, videos, images, 360-degree animated views, documents, and comparison charts. Content can be custom designed to appear native to the target website and delivered inline, overlaid on top of existing elements, or as a call to action or button.

•	Content syndicator: ConversionPoint’s content syndication platform allows brands to organize and publish the rich media experiences constructed using the interactive content builder, to retailer websites within ConversionPoint’s retailer network.

•	Reporting dashboard: Anonymous data collected from consumer interactions with brand content is curated into a suite of customizable reports and dashboards providing brands and advertisers with valuable marketing and data analytics, enabling them to leverage engagement insights to optimize their digital marketing efforts.

•	Retargeting: ConversionPoint’s retargeting technology tracks various shopping behaviors, builds audience segments according to those behaviors and can then deliver more effective advertising to those segments at opportune times.

•	Secure payments processing platform: By integrating with major payment gateways, ConversionPoint’s technologies provide high level data security, fraud protection and dispute resolution.

Post-Sale: ConversionPoint’s post-sale solutions manage shipping and fulfillment, customer communications, upsells and remarketing. ConversionPoint’s post-sale solutions include:

•	Shipping management platform: ConversionPoint’s shipping and logistics solutions manage, among other things, product shipments and can deliver shipping notifications to consumers, on brand.

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•	Customer communications: ConversionPoint’s platform provides brands and advertisers with multiple post-sale customer touchpoints, including, on brand order confirmations and reorder reminder triggers. ConversionPoint’s platform also includes email and SMS capabilities that allows brands to communicate with consumers following a sale.

•	Remarketing: ConversionPoint’s retargeting technology tracks consumer post-sale behavior and can re-engage prior customers with relevant offers.

•	Recurring membership programs: Through ConversionPoint’s platforms, brands can create customized membership programs to keep consumers engaged and increase lifetime customer value.

•	Dashboard and reporting: ConversionPoint unifies sales data from various e-commerce storefronts, providing a dashboard of marketing expenses and sales, for profit and loss performance reporting.

Customers

ConversionPoint serves customers across a wide range of industries and geographies. ConversionPoint’s customers include both traditional and online retailers, and small and large brands, such as Canon USA, Intel, Brother, FujiFilm and Nikon.

Key Relationships

ConversionPoint has long-standing relationships with Walmart, Lowes, Costco and other major online retailers, which integrate ConversionPoint’s JavaScript tags on their online retail store web pages, allowing ConversionPoint’s brand customers to directly publish interactive experiences and product information to such retail websites.

Competitive Strengths

ConversionPoint believes it has the following competitive strengths:

•	Full suite of solutions. ConversionPoint provides a full suite of solutions to create and publish product experiences, target, convert and re-engage consumers, and manage payments and logistics. ConversionPoint’s interactive content builder, content syndication, and digital media optimization platforms are currently available as SaaS solutions and through managed services. ConversionPoint’s retargeting and customer relationship management platforms are currently offered through managed services, however, both are actively being developed into SaaS solutions. ConversionPoint is unifying all of its current technology solutions into an integrated platform to provide manufacturer brands a fully integrated self-serve SaaS offering.

•	Unified content creation and product management. ConversionPoint’s content builder and syndication technology provides customers with one interface to create interactive rich media product experiences, and publish such rich media content across ConversionPoint’s network of online retailers.

•	Highly relevant and targeted ads. Through algorithmic audience segmentation technology, ConversionPoint delivers targeted ads to high value audiences at opportune times. These audiences can be segmented across a broad spectrum of behavioral and demographic attributes.

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•	Experienced management team. ConversionPoint has a management team with deep operational experience in technology, software development, e-commerce, digital marketing, media buying, customer conversion and retail strategy.

•	Cutting edge engineering. ConversionPoint engineering leverages modern technologies to solve complex problems using its proprietary development framework, including its full stack, continuous development ecosystem that enables it to accelerate new application and iterative development.

•	Robust and flexible integration. ConversionPoint’s platform is designed to enable its customers to easily integrate with business information systems, other service providers and ConversionPoint’s partners.

•	Deep data analytics. ConversionPoint gathers vast amounts of data related to consumer online behavior and curates such data into customizable reports and dashboards that provide valuable and actionable insights. These reports improve visibility into a seamless and connected consumer purchase journey, enabling brands and advertisers to measure and optimize their digital marketing spend while increasing their customer life time value.

Growth Strategy

The following are key elements of ConversionPoint’s growth strategy:

•	Expand salesforce to acquire new customers and online advertisers. ConversionPoint intends to increase its salesforce to expand its existing partnerships with leading online retailers and brands and to aggressively activate new online retail partnerships and new brand advertiser relationships.

•	Development of end-to-end unified SaaS offering. ConversionPoint is actively unifying all of its technology platforms into one framework to provide a streamlined user experience for customers to leverage all of ConversionPoint’s applications through a SaaS model.

•	Focus on SMBs. ConversionPoint believes that there is a significant opportunity for an end-to-end e-commerce technology solution for SMBs seeking to grow their online sales without dealing with the many challenges of integrating multiple point solutions. ConversionPoint intends to heavily market its platforms to SMBs.

•	Maintain innovation. ConversionPoint continues to develop and introduce new features and improved functionality to its platforms. Key initiatives include development of easy to use self-serve platforms for SMBs, and continued development of AI-enhanced marketing technologies, including, but not limited to, technology for syndicating customized rich media content and product page layouts based on consumer profiles and behavior.

•	Expand the number of retailers supported by ConversionPoint’s content syndication platform. ConversionPoint’s network already includes a multitude of online retailers such as Walmart, Costco and Office Depot. ConversionPoint intends to expand its network of online retailers, which ConversionPoint believes will result in meaningful growth of both its manufacturer brand customer base and the sales they can process through ConversionPoint’s technology platforms.

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•	Opportunistically pursue strategic acquisitions. ConversionPoint intends to opportunistically pursue acquisitions of complementary businesses and technologies that are consistent with its overall e-commerce technology growth strategy. ConversionPoint believes that a selective acquisition strategy will enable ConversionPoint to enhance its technology capabilities, gain new customers and accelerate its expansion into new markets.

Technology Platform

ConversionPoint has developed its proprietary technology platform with a focus on delivering industry-leading breadth, scalability, reliability and flexibility. A portion of ConversionPoint’s platform is cloud-based and SaaS, with a single code base and multi-tenant software architecture. Because of this architecture, there is no need for its customers to download, install or upgrade software.

ConversionPoint developed its software using agile software development methodologies, which allow ConversionPoint to rapidly iterate by developing small, incremental changes that are continuously integrated into its code base.

ConversionPoint hosts its platform on secure third party hosting platforms, using servers, networking systems and storage systems it leases from its hosting providers. ConversionPoint employs system security, including firewalls, load balancers, threat protection layers, encryption technology and antivirus software, and conducts regular system tests and vulnerability and intrusion assessments. In the event of failure, ConversionPoint has engineered its systems with backup and recovery capabilities designed to provide for business continuity.

Research and Development

ConversionPoint’s research and development efforts are focused on the following:

•	integrating and enhancing the architecture of its various technology platforms;

•	creating additional functionality for its customers, including developing AI-enhanced marketing technologies;

•	maintaining and extending its integration with the online channels it supports; and

•	developing an integrated self-serve SaaS platform for SMBs.

Intellectual Property

ConversionPoint’s ability to protect its intellectual property, including its technology, will be an important factor in the success and continued growth of its business. ConversionPoint protects its intellectual property through trade secrets law, copyrights, trademarks and contracts. ConversionPoint has filed four provisional U.S. patent applications related to its content creation, syndication and online tracking technologies. Some of ConversionPoint’s technologies rely on third-party licensed intellectual property. ConversionPoint also protects details about its processes, products, and strategies as trade secrets, keeping confidential the information that it believes provides it with a competitive advantage.

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In addition, ConversionPoint has established business procedures designed to maintain the confidentiality of its proprietary information, including the use of confidentiality agreements and assignment-of-inventions agreements with employees, independent contractors, consultants and companies with which ConversionPoint conducts business.

Government Regulation

The legal environment of the Internet is evolving rapidly in the United States and elsewhere. The manner in which existing laws and regulations will be applied to the internet in general, and how they will relate to ConversionPoint’s business in particular, both in the United States and internationally, are often unclear. For example, ConversionPoint often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, pricing, credit card fraud, advertising, taxation, content regulation, quality of products and services and intellectual property ownership and infringement. Furthermore, it is not clear how existing laws governing issues such as sales and other taxes and personal privacy will apply to the internet, as many of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is also unclear how the laws that do reference the internet will be interpreted by courts, which may impact their applicability and scope. Compliance may be costly and may require ConversionPoint to modify its business practices and product offerings. In addition, it is possible that governments of one or more countries may seek to censor content available on ConversionPoint’s or its customer’s websites or may even attempt to completely block access to those websites. Noncompliance or perceived noncompliance could also subject ConversionPoint to significant penalties and negative publicity. Accordingly, adverse legal or regulatory developments could substantially harm ConversionPoint’s business.

Customers load product information and other content onto ConversionPoint’s platform, generally without any control or oversight by ConversionPoint, at which point ConversionPoint may legally be considered to be the distributor of that content. This presents legal challenges to ConversionPoint’s business and operations, such as rights of privacy or intellectual property rights related to the content loaded onto ConversionPoint’s platform. Both in the United States and internationally, ConversionPoint must monitor and comply with a host of legal concerns regarding the content loaded onto its platform. The scope of ConversionPoint’s liability for third-party content loaded onto its platform for delivery to various online e-commerce channels may vary from jurisdiction to jurisdiction and may vary depending on the type of claim, such as privacy, infringement or defamation claims. ConversionPoint’s ability to employ processes to quickly remove infringing or offending content from its platform, for example, is an important tool in protecting ConversionPoint from exposure for the potentially infringing activities of its customers. ConversionPoint also incorporates protections in customer contracts that allows ConversionPoint to take steps, if needed, to limit its risk regarding much of the content loaded onto, and collected by, ConversionPoint’s platform and solutions.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States and internationally that have a direct impact on ConversionPoint’s business and operations. These laws include, but are not limited to, the following:

Copyright and trademark.    The Copyright Act of 1976 and the statutes and regulations associated with copyrights and trademarks and enforced by the United States Patent and Trademark Office are intended to protect the rights of third parties from infringement. Using certain of ConversionPoint’s services, customers can upload any content they desire for use with ConversionPoint’s solutions. ConversionPoint maintains an active copyright and trademark infringement policy and responds to take-down requests by third-party intellectual property right owners that might result from content posted by ConversionPoint’s customers using ConversionPoint’s solutions. As ConversionPoint’s business expands to other countries, ConversionPoint must also respond to regional and country-specific intellectual property considerations, including take-down and cease and desist notices in foreign languages, and ConversionPoint must build infrastructure to support these processes. The Digital Millennium Copyright Act, or DMCA, also applies to ConversionPoint’s business. This statute provides relief for claims of circumvention of copyright-protected technologies but includes a safe harbor that is intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others.

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Data privacy and security.    Data privacy and security with respect to the collection of personally identifiable information continues to be a focus of worldwide legislation and compliance review. Examples include statutes adopted by the State of California that require online services to report breaches of the security of personal data, and to report to California customers when their personal data might be disclosed to direct marketers. In the European Union, where U.S. companies must meet specified privacy and security standards, the Data Protection Directive requires comprehensive information privacy and security protections for consumers with respect to information collected about them. Compliance requirements include disclosures, consents, transfer restrictions, notice and access provisions for which ConversionPoint may in the future need to build further infrastructure to support. ConversionPoint attempts to adhere to the Data Protection Directive’s Safe Harbor Privacy Principles and comply with the U.S.-E.U. Safe Harbor Framework as agreed to and set forth by the U.S. Department of Commerce and the European Union concerning U.S. companies doing business in Europe and collecting personal information from European citizens. Under the Safe Harbor Framework, ConversionPoint posts on its website, privacy policies and practices concerning the use and disclosure of user data. Any failure by ConversionPoint to comply with its posted privacy policies, the Safe Harbor Framework, U.S. Federal Trade Commission, or FTC, requirements or other privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm its business, results of operations and financial condition.

In this regard, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy issues that could affect ConversionPoint’s business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm ConversionPoint’s business through a decrease in customers and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before prospective buyers can interact with ConversionPoint’s customers. ConversionPoint uses tracking technology to track purchases and consumer online behavior to enable ConversionPoint to serve relevant ads to consumers based on their online behavior. Laws prohibiting or inhibiting such tracking could make it difficult to effectively provide certain of ConversionPoint’s services. The interpretation and implementation of processes to comply with cookie laws continues to evolve, and ConversionPoint cannot predict how any new laws will apply to ConversionPoint or its business.

Credit card protections.  ConversionPoint collects credit card data in processing the fees paid to ConversionPoint by its customers, as well as consumer credit card information when ConversionPoint’s customers use some of its solutions. Several major credit card companies have formed the Payment Card Industry Council, or PCI Council, in order to establish and implement security standards for companies that transmit, store or process credit card data. The PCI Council has created the Payment Card Industry Data Security Standard, or PCI DSS. Although the PCI DSS is not law, merchants using PCI Council members to process transactions are required to comply with the PCI DSS, with associated fines and penalties for non-compliance. Elements of the PCI DSS have begun to emerge as law in some states, however, and ConversionPoint expects the trend to continue as to further laws and restrictions in collecting and using credit card information.

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Competition

The overall market for e-commerce solutions is rapidly evolving, highly competitive, complex, fragmented with numerous single point solutions, and is subject to changing technology and shifting customer needs. ConversionPoint faces significant competition. To maintain and improve ConversionPoint’s competitive position, ConversionPoint must keep pace with the evolving needs of its customers and continue to develop and introduce new modules, features and services in a timely and efficient manner, and complete the development of its unified end-to-end e-commerce SaaS platform.

ConversionPoint currently competes with established companies, such as Optimizely and Volume in the digital media optimization space, Salsify and WebCollage in the rich content creation and product information syndication space, Limelight and Click Funnels in the sales conversion space, AdRoll and Criteo in the remarketing space, and Narvar and ShipStation in the shipping and logistics space.

ConversionPoint believes the principal competitive factors in its market include the following:

•	solution quality, breadth, flexibility and functionality;

•	level of customer satisfaction and the ability to respond to customer needs rapidly;

•	ability to innovate and develop new or improved products and modules; and

•	brand awareness and reputation.

ConversionPoint believes that it competes favorably with respect to the factors described above, however, competitors continue to increase their suite of offerings across e-commerce channels to better compete. A number of competitors have greater name recognition and are better capitalized than ConversionPoint. ConversionPoint’s ability to remain competitive in its market segment depends upon its ability to innovate and to efficiently provide unique solutions to its demand and supply customers.

Legal Proceedings

From time to time, ConversionPoint is subject to claims arising in the ordinary course of business. ConversionPoint is not currently a party to any legal proceedings and is not aware of any material pending or threatened legal proceeding against ConversionPoint.

Employees

As of December 14, 2018, ConversionPoint had 96 full-time employees, none of which are covered by a collective bargaining agreement.

Facilities

ConversionPoint’s corporate headquarters are located in Newport Beach, California, where it leases 9,209 square feet of office space. The lease has a term of five years, and expires in July 2023. It also conducts operations from 26,558 square feet of office and warehouse space in Minneapolis, Minnesota, which consists of 3 interconnected buildings, pursuant to a lease that has a term of 60 months and expires in December 2021. It also operates from 15,096 square feet of office space in Emeryville, California pursuant to a lease that expires in May 2021.

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Business of Inuvo

Company Overview

Inuvo is a technology company that provides data-driven platforms that can automatically identify and message online audiences for any product or service across devices, channels and formats, including video, mobile, connected TV, display, social and native.

These capabilities allow Inuvo’s clients to engage with their customers and prospects in a manner that drives engagement from the first contact with the consumer. Inuvo facilitates over a billion marketing messages to consumers every single month and counts among its clients numerous world-renowned names in industries that have included retail, automotive, insurance, health care, technology, telecommunications and finance. Inuvo counts among its many contractual relationships, three clients who collectively manage over 50% of all U.S. digital media budgets.

Inuvo’s solution incorporates a proprietary form of artificial intelligence, or AI, branded the IntentKey. This sophisticated machine learning technology uses interactions with Internet content as a source of information from which to predict consumer intent. The AI includes a continually updated database of over 500 million machine profiles which Inuvo utilizes to deliver highly aligned online audiences to its clients. Inuvo earns revenue when consumers view or click on its client’s messages. Inuvo’s business scales through account management activity with existing clients and by adding new clients through sales activity.

As part of Inuvo’s technology strategy, it owns a collection of websites like alot.com and earnspendlive.com, where Inuvo creates content in health, finance, travel, careers, auto, education and living categories. These sites provide the means to test Inuvo’s technologies, while also delivering high quality consumers to clients through the interaction with proprietary content in the form of images, videos, slideshows and articles.

There are many barriers to entry to Inuvo’s business that would require proficiency in large scale data center management, software development, data products, analytics, artificial intelligence, integration to the internet of things, or IOT, the relationships required to execute within the IOT and the ability to process tens of billions of transactions daily. Inuvo’s intellectual property is protected by 15 issued and 8 pending patents.

Products and Services

The Inuvo Exchange is a digital marketplace that allows advertisers and publishers the opportunity to buy and sell advertising space in real time. The Exchange includes the following products and services:

•	ValidClick: A software as a service and delivery platform for publishers that offers a pay-per-click solution where advertisements are targeted to consumers based on content and behaviors.

•	IntentKey: A consumer intent recognition system designed to reach highly targeted mobile and desktop In-Market audiences with precision.

•	Digital Publishing: Branded web properties like alot.com, earnspendlive.com, search4answers.com and many more with content developed, edited and published by Inuvo in categories like health, finance, travel, entertainment, careers, education, lifestyle and automotive.

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Key Relationships

Inuvo maintains long-standing relationships with Yahoo! and Google that provide access to hundreds of thousands of advertisers from which most of its ValidClick and Digital Publishing revenue originates. When an advertisement is clicked, Inuvo effectively sells that click to these partners who then sell it to the advertisers. Inuvo maintains multi-year service contracts with both companies. The Yahoo! Agreement continues through November 20, 2020 and the Google agreement through February 28, 2019. In 2017, Yahoo!, Google and OpenX accounted for 86.5% of its total revenue.

In addition to its key customer relationships, Inuvo maintains important distribution relationships with owners and publishers of websites and mobile applications. Through its relationship with Yahoo! Inuvo provides these partners with advertisements through which they monetize their websites and mobile applications. Inuvo continuously monitors its partners’ traffic with a variety of proprietary and patent protected software tools that can determine the quality of the traffic that is viewing and clicking on served advertisements.

Strategy

Inuvo’s business strategy has been to develop technologies that displace intermediaries while cultivating relationships that provide access to media spend and media inventory. In this regard, Inuvo has proprietary demand and supply side technologies, consumer targeting technologies, on-page or in-app ad-unit technologies, unique data, and advertising fraud detection technologies. Inuvo has both direct and indirect relationships at some of the largest media buyers and/or consolidators in the industry. For Inuvo’s core business, this strategy implies a more direct line of site to advertisers and consumers.

Inuvo’s competitive position requires a strategy that allows Inuvo to provide the absolute best solutions to publishers for monetization of their content. To accelerate the time to market for technology that accomplishes this goal and to gain competitive reconnaissance, Inuvo has developed a set of owned and operated digital properties. These websites provide the means to test advertising technology in a controlled environment which in turn reduces the time to market for the introduction of those technologies. The strategy has the added benefit of providing a high quality directly controlled source of advertising inventory which can be adapted to meet demand and supply changes in near real time.

Inuvo’s industry is currently in a consolidation phase. Inuvo’s business strategy aligns with this trend as it is by design an end-to-end complete approach to the value chain. Inuvo evaluates acquisition candidates as opportunities arise that have either advertisers or advertising relationships Inuvo does not possess or publishers or publishing partners with whom Inuvo does not currently have a relationship.

Inuvo’s device strategy is to become screen agnostic. Inuvo will continue to develop technologies that allow it to distribute ads across any medium.

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Sales and Marketing

Inuvo drives general awareness of its brands through various marketing channels including its websites, social media, blogs, public relations, trade shows, conferences and similar means. Sales and marketing for its products differs based on whether they are demand or supply facing.

The demand side of Inuvo’s business includes sales executives who create demand from agencies, trading desks and brands directly. Leveraging Inuvo’s IntentKey technology to highlight its differentiation, Inuvo’s sales executives explain how Inuvo identifies the most relevant content and audiences, allowing Inuvo to target these consumers when they are most prone to engage / respond / subscribe / tune-in and watch. Inuvo’s product organization fulfills the business development initiatives that cement profitable relationships with programmatic demand partners, who are incorporated into Inuvo’s stack to drive monetization for its publishing partners.

The supply side of Inuvo’s business includes sales executives who sell to publishers directly. Creating differentiation, they explain Inuvo’s unique ability to create incremental revenue streams for publishers through Inuvo’s custom placements and unique approach to maximizing yield while preserving user experience.

Both demand and supply relationships require account management/campaign management, plus operations teams, who ensure that publisher implementations are successful, advertising campaigns deliver anticipated results and clients’ expectations are exceeded.

Competition

Inuvo faces significant competition in its industry. Competitors continue to increase their suite of offerings across marketing channels to better compete for total advertising dollars.

A significant number of competitors have greater name recognition and are better capitalized than Inuvo. Inuvo’s ability to remain competitive in its market segment depends upon Inuvo’s ability to be innovative and to efficiently provide unique solutions to its demand and supply customers. There are no assurances Inuvo will be able to remain competitive in its markets in the future.

Technology Platforms

Inuvo’s proprietary applications are constructed from established, readily available technologies. Some of the basic elements Inuvo’s products are built on are components from leading software and hardware providers such as Oracle, Microsoft, Sun, Dell, EMC, and Cisco, while some components are constructed from leading open source software projects such as Apache Web Server, MySQL, Java, Perl, Java and Linux. By seeking to strike the proper balance between using commercially available software and open source software, Inuvo’s technology expenditures are directed toward maintaining its technology platforms while minimizing third-party technology supplier costs.

Inuvo strives to build high-performance, availability and reliability into its product offerings. Inuvo safeguards against the potential for service interruptions at its third-party technology vendors by engineering controls into its critical components. Inuvo delivers its hosted solutions from facilities, geographically disbursed throughout the United States and maintains ready, on-demand services through third-party cloud providers Microsoft Azure and Amazon Web Services to enhance Inuvo’s business continuity. Inuvo’s applications are monitored 24 hours a day, 365 days a year by specialized monitoring systems that aggregate alarms to a human-staffed network operations center. If a problem occurs, appropriate engineers are notified, and corrective action is taken.

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Intellectual Property Rights

Inuvo owns intellectual property, or IP, and related IP rights that relate to its products, services and assets. Inuvo’s IP portfolio includes patents, trade secrets and trademarks. Inuvo actively seeks to protect its IP rights and to deter unauthorized use of its IP and other assets.  While Inuvo’s IP rights are important to its success, its business as a whole is not significantly dependent on any single patent, trademark, or other IP right.

Inuvo’s trademarks include the U.S. Federal Registration for its consumer facing brand ALOT® in the United States.  Inuvo’s patents include fifteen patents issued by the United States Patent and Trademark Office and eight pending patent applications.

To distinguish Inuvo’s products and services from its competitors’ products, Inuvo has obtained trademarks and trade names for its products. Inuvo also protects details about its processes, products, and strategies as trade secrets, keeping confidential the information that Inuvo believes provides it with a competitive advantage.

Employees

As of September 30, 2018, Inuvo had 68 full-time and part-time employees, none of which are covered by a collective bargaining agreement.

Seasonality

Inuvo’s future results of operations may be subject to fluctuation because of seasonality. Historically, in the later part of the fourth quarter and the earlier part of the first quarter Inuvo experiences lower revenue due to a decline in demand for inventory on websites and apps and the recalibrating of advertiser’s marketing budgets after the holiday selling season. If Inuvo is not able to appropriately adjust to seasonal or other factors, it could have a material adverse effect on Inuvo’s financial results.

History

Inuvo was incorporated under the laws of the state of Nevada in October 1987 and operated within the oil and gas industry. This endeavor was not profitable, and from 1993 to 1997 Inuvo had essentially no operations. In 1997, Inuvo reorganized and through 2006 Inuvo acquired a number of companies involved in advertising and internet marketing. In 2009, following the weakness in the economy, a new team was called in to assess the array of businesses that had been acquired in the preceding years and as a result between 2009 and 2011, Inuvo sold or retired eleven businesses.

In March 2012, as part of a long-term strategy, Inuvo acquired Vertro, Inc. (“Vertro”), which owns and operates the ALOT product portfolio. This acquisition included the ALOT brand, as well as a long-standing relationship with Google. In 2013, with a grant funded by the State of Arkansas, Inuvo moved the headquarters to Arkansas where it has remained.

In February 2017, Inuvo entered into an Asset Purchase Agreement with NetSeer, Inc. (“NetSeer”) which allowed Inuvo to advance its technology strategy while increasing both the number of advertisers and publishers within the Inuvo Exchange. Inuvo exchanged 3,529,000 shares of Inuvo common stock and assumed approximately $6.8 million of specified liabilities in this business combination.

More Information

Inuvo’s web site address is www.inuvo.com. Inuvo files with, or furnishes to, the Securities and Exchange Commission (the “SEC”) annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, as well as various other information. This information can be found on the SEC website at www.sec.gov. In addition, Inuvo makes available free of charge through the Investor Relations page of its web site, its annual reports, quarterly reports, and current reports, and all amendments to any of those reports, as soon as reasonably practicable after providing such reports to the SEC.

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Management

Executive Officers and Directors

The following table sets forth the names, ages and positions of our (i) executive officers and directors and (ii) our director nominees who will become directors upon the completion of this offering.

Name	Age	Positions Held

Executive Officers
Robert Tallack	39	President, Chief Executive Officer and Director
Raghu Kilambi	53	Chief Financial Officer and Director
Non-Employee Director Nominees
Richard K. Howe	56	Director Nominee
Gordon J. Cameron	54	Director Nominee

Executive Officers

Robert Tallack, has served as our President, Chief Executive Officer and director since our inception in December 2018 and has served as ConversionPoint’s Chief Executive Officer and as a director since its inception in April 2017, where he completed two major acquisitions of two technology companies, Push Holdings, Inc., and SellPoints Inc. Between May 2016 and the present date, Mr. Tallack has served as Chief Executive Officer, Treasurer and as a director of Branded Response, Inc. Since January 2009, Mr. Tallack has served as Chairman of Karate Kids Canada, where he has driven the mission of this organization, to provide free fitness programs to disadvantaged youth in Canada. Between January 2011 and December 2015, Mr. Tallack served as Chief Executive Officer of Revive Bioscience, Inc., where he successfully secured a global license with a leading sports brand and developed products which were distributed across North America. Mr. Tallack is a former three-time world martial arts champion, nine-time Canadian national martial arts champion, a former Professional Mixed Martial Arts fighter and holds a board breaking world record. Mr. Tallack attended Queens University between September 2001 and June 2004, where he received a bachelor’s degree in health science, with a minor in commerce.

Raghunath “Raghu” Kilambi, has served as our Chief Financial Officer and director since our inception in December 2018 and has served as ConversionPoint’s Chief Financial Officer since December 2017, and as Vice Chair and a director since January 2018. Mr. Kilambi has also been the principal of Kirarv Capital, a technology investment firm, since June 2009. Mr. Kilambi has raised over $1 billion of equity and debt capital for growth private and public companies in his career and has also been a senior officer and director of companies that were awarded Barron’s ASAP Magazine Top Ramp Champ awards and Profit Magazine’s Top 3 Growth Company awards. Previously, from 1998 to 2001 Raghu was the Co-Founder, CFO and Chief Strategy Officer of FutureLink Corp., a leading first-generation VC-backed cloud computing technology company that grew from startup to over $100 million in annualized revenues and a peak NASDAQ valuation of over $2 billion. Raghu has also been an investor in companies that were subsequently acquired by companies including Yahoo! (1998), eBay (2005) and CGI Group (2006). Raghu graduated with Great Distinction with a Bachelor of Commerce (University Scholar) and a Graduate Diploma in Public Accounting from McGill University and qualified as a Canadian Chartered Accountant in 1989.

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Non-Employee Director Nominees

Richard K. Howe, has been a member of Inuvo’s board of directors since November 2008, and has served as Executive Chairman of the board since March 2012 and as Inuvo’s Chief Executive Officer since December 2012. Previously, he served as Inuvo’s President and Chief Executive Officer from November 2008 until March 2012. Prior to joining Inuvo, Mr. Howe served as Chief Marketing, Strategy and M&A Officer at the billion-dollar multi-channel marketing services leader Acxiom Corporation (NasdaqGS: ACXM) where, since 2004, he led the company’s transition to online marketing services, the expansion into China and the development of the big data consulting services group. From 2001 to 2004, he served as general manager of Global Marketing Services (GMS) at Fair Isaac & Company (NYSE: FICO), a leading provider of analytics products and services where he drove the company’s online initiatives. Between 1999 and 2001, Mr. Howe started, grew and sold private Internet search innovator, ieWild. Mr. Howe has over his career led the acquisition, merger or divestiture of a dozen companies on three continents worth many hundreds of millions of dollars to shareholders. Mr. Howe earned a bachelor’s degree with distinction in engineering from Concordia University, Canada, and he earned his master’s degree in engineering from McGill University, Canada.

Gordon J. Cameron, has been a member of Inuvo’s board of directors since November 2016. He is a business transformation executive with three decades of success in growing businesses while managing risk. Mr. Cameron is currently an Executive Vice President in Retail Lending at PNC Financial Services, one of the largest diversified financial services institutions in the United States, where he serves as a credit risk executive, a position he has held since 2008. Prior to PNC Financial Services, Mr. Cameron was the Chief Credit Officer, Retail and Small Business Lending, at Canadian Imperial Bank of Commerce from 2005 to 2008. Mr. Cameron was the Chief Scientist Transaction Analytics, Global Account Management Solutions at Fair Isaac Corporation FICO from 2001 to 2005. Prior to his tenure with Fair Isaac Corporation, Mr. Cameron held executive positions at IeWild Inc., HNC Software Inc., Advanta National Bank/Fleet, The Cambell Group LTD and Fidelity Bank N.A. Mr. Cameron received a MBA from Widener University School of Management and a B.S. in Finance from Pennsylvania State University.

Election of Officers; Family Relationships

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of two members, Robert Tallack and Raghu Kilambi. Upon the appointment of Messrs. Howe and Cameron at the completion of this offering, our board will consist of four members with three vacancies. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our certificate of incorporation and bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Our certificate of incorporation and bylaws also provide that any vacancy on our board of directors, including a vacancy resulting from an expansion of our board of directors, may be filled only by vote of a majority of our directors then in office, although less than a quorum or by a sole remaining director.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

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Independence of our Board of Directors and Board Committees

Rule 5605 of the NASDAQ Listing Rules requires a majority of a listed company’s board of directors to be comprised of “independent directors,” as defined in such rule, subject to specified exceptions. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions: each member of a listed company’s audit, compensation and nominating committees be independent as defined under the NASDAQ Listing Rules; audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act; and compensation committee members also satisfy an additional independence test for compensation committee members under the NASDAQ Listing Rules.

Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC. Applying these standards, our board of directors has determined that except for Mr. Cameron, all of the directors who will serve immediately following the completion of this offering have a relationship with our company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Thus, upon the completion of this offering only Mr. Cameron will be “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Messrs. Tallack and Kilambi are not considered independent because each is an officer of ConversionPoint Holdings and has been an officer and director of ConversionPoint. Mr. Howe is not considered independent because he has been the Chief Executive Officer and a director of Inuvo.

Board Committees

Our board of directors expects to establish standing committees in connection with the discharge of its responsibilities. Upon the commencement of the trading of our common stock on The NASDAQ Capital Market and the TSX, these committees will include an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on committees until their resignation or until otherwise determined by our board of directors. Each of these committees will adopt a written charter that satisfies the applicable standards of the SEC and the NASDAQ Listing Rules, which we will post on the investor relations section of our website upon the completion of this offering.

Audit Committee

Effective at the time of this offering, the sole member of our audit committee will be Mr. Cameron who will be the chair of the audit committee. Mr. Cameron satisfies the heightened audit committee independence requirements under the NASDAQ Listing Rules and Rule 10A-3 of the Exchange Act. As a company listing on The NASDAQ Capital Market in connection with our initial public offering, we are permitted to phase-in our compliance with the independent audit committee member requirements set forth in the NASDAQ Listing Rules and relevant SEC rules as follows: (i) one independent member at the time of listing; (ii) a majority of independent members within 90 days of listing; and (iii) all independent members within one year of listing. We intend to add one independent director elected to our board of directors to our audit committee as soon as possible but in no event later than 90 days after our initial listing on The NASDAQ Capital Market and one other independent director elected to our board of directors to our audit committee no later than one year after our initial listing on The Nasdaq Capital Market. Accordingly, we expect that the audit committee will, subject to the phase-in provisions, comply with the applicable audit committee composition and independence requirements. We have determined that the fact that our audit committee will not be made of three independent directors upon our initial listing on The NASDAQ Capital Market does not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of the SEC and The NASDAQ Capital Market.

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In addition, our board of directors has determined that Mr. Cameron qualifies as an audit committee financial expert, as that term is defined under SEC rules, and possesses the requisite financial sophistication, as defined under the NASDAQ Listing Rules. Our audit committee will assist our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. Under its charter, our audit committee will be responsible for, among other things:

•	overseeing accounting and financial reporting process;

•	selecting, retaining and replacing independent auditors and evaluating their qualifications, independence and performance;

•	reviewing and approving scope of the annual audit and audit fees;

•	discussing with management and independent auditors the results of annual audit and review of quarterly financial statements;

•	reviewing adequacy and effectiveness of internal control policies and procedures;

•	approving retention of independent auditors to perform any proposed permissible non-audit services;

•	overseeing internal audit functions and annually reviewing audit committee charter and committee performance;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating the performance of the Audit Committee, including compliance with its charter.

Compensation Committee

Effective at the time of this offering, the sole member of our compensation committee will be Mr. Cameron who will be the chair of the compensation committee. Mr. Cameron will be independent as defined under the NASDAQ Listing Rules and he satisfies NASDAQ’s additional independence standards for compensation committee members. As a company listing on The NASDAQ Capital Market in connection with our initial public offering, we are permitted to phase-in our compliance with the independent compensation committee member requirements set forth in the NASDAQ Listing Rules and relevant SEC rules as follows: (i) one independent member at the time of listing; (ii) a majority of independent members within 90 days of listing; and (iii) all independent members within one year of listing. We intend to add one independent director elected to our board of directors to our compensation committee as soon as possible but in no event later than 90 days after our initial listing on The NASDAQ Capital Market and one other independent director elected to our board of directors to our compensation committee no later than one year after our initial listing on The Nasdaq Capital Market. Accordingly, we expect that the compensation committee will, subject to the phase-in provisions, comply with the applicable compensation committee composition and independence requirements. We have determined that the fact that our compensation committee will not be made of three independent directors upon our initial listing on The NASDAQ Capital Market does not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of the SEC and The NASDAQ Capital Market Mr. Cameron is a non-employee directors within the meaning of Rule 16b-3 under the Exchange Act and outside directors as defined by Section 162(m) of the Internal Revenue Code. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Under its charter, our compensation committee will be responsible for, among other things:

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•	developing and maintaining an executive compensation policy and monitor the results of that policy;

•	recommending to our board of directors for approval compensation and benefit plans;

•	reviewing and approving annually corporate and personal goals and objectives to serve as the basis for the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and determining the CEO’s compensation based on that evaluation;

•	determining and approving the annual compensation for other executive officers;

•	retaining or obtaining the advice of a compensation consultant, outside legal counsel or other advisor;

•	approving any grants of stock options, restricted stock, performance shares, stock appreciation rights, and other equity-based incentives to the extent provided under our equity compensation plans;

•	reviewing and making recommendations to our board of directors regarding the compensation of non-employee directors; and

•	reviewing and evaluating the performance of the compensation committee, including compliance with its charter.

Nominating and Corporate Governance Committee

Effective at the time of this offering, the sole member of our nominating and corporate governance committee will be Mr. Cameron who will be the chair of the nominating and corporate governance committee. Mr. Cameron will be independent as defined under the NASDAQ Listing Rules. As a company listing on The NASDAQ Capital Market in connection with our initial public offering, we are permitted to phase-in our compliance with the independent nominating and corporate governance committee member requirements set forth in the NASDAQ Listing Rules and relevant SEC rules as follows: (i) one independent member at the time of listing; (ii) a majority of independent members within 90 days of listing; and (iii) all independent members within one year of listing. We intend to add one independent director elected to our board of directors to our nominating and corporate governance committee as soon as possible but in no event later than 90 days after our initial listing on The NASDAQ Capital Market and one other independent director elected to our board of directors to our nominating and corporate governance committee no later than one year after our initial listing on The Nasdaq Capital Market. Accordingly, we expect that the nominating and corporate governance committee will, subject to the phase-in provisions, comply with the applicable nominating and corporate governance committee composition and independence requirements. We have determined that the fact that our nominating and corporate governance committee will not be made of three independent directors upon our initial listing on The NASDAQ Capital Market does not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of the SEC and The NASDAQ Capital Market Under its charter, our nominating and corporate governance committee will be responsible for, among other things:

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•	considering and reviewing periodically the desired composition of our board of directors;

•	establishing any qualifications and standards for individual directors;

•	identifying, evaluating and nominating candidates for election to our board of directors;

•	ensuring that the members of our board of directors satisfy SEC and NASDAQ independence and other requirements relating to membership on our board of directors and committees;

•	making recommendations to our board of directors regarding the size of the board of directors, the tenure and classifications of directors, and the composition of the committees of the board of directors; and

•	considering other corporate governance and related matters as requested by our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers serving as members of our board of directors or our compensation committee. None of the members of our compensation committee is or has been an officer or employee of ConversionPoint Holdings.

Code of Business Conduct and Ethics

Effective as the time of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code will be made available on the investor relations section of our website, which is located at www.conversionpoint.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

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Executive and Director Compensation

Background

As of date of this prospectus, none of our executive officers, directors or director nominees has received any compensation from ConversionPoint Holdings.

This executive and director compensation section sets forth certain information regarding total compensation earned by ConversionPoint’s and Inuvo’s named executive officers and directors for the years set forth below, as well as equity awards held by ConversionPoint’s and Inuvo’s named executive officers on December 31, 2017.

ConversionPoint

Compensation Philosophy

The fundamental objectives of ConversionPoint’s executive compensation program is to attract and retain highly qualified executive officers, motivate these executive officers to materially contribute to ConversionPoint’s long-term business success, and align the interests of ConversionPoint’s executive officers and stockholders.

2017 Compensation Determination Process

In 2017, the compensation program for ConversionPoint’s executive officers consisted of the following components:

•	base salary; and
•	cash bonuses.

ConversionPoint believes that its executive compensation package consists of elements of compensation that are typically used to incentivize and reward executive management at other private companies of ConversionPoint’s size, in its geographic area or in ConversionPoint’s industry.

Base Salary

Base salary is an important component of executive compensation because it provides executives with an assured-level of income, assists ConversionPoint in attracting executives and recognizes different levels of responsibility and authority among executives. The determination of base salaries is based upon the executive’s qualifications and experience, scope of responsibility and potential to achieve the goals and objectives established for the executive. Additionally, contractual provisions in executive employment agreements, past performance, internal pay equity and comparison to competitive salary practices are also considered.

Plan Awards

The objective of ConversionPoint’s long-term incentive program is to provide a long-term retention incentive for the named executive officers and others and to align their interests directly with those of ConversionPoint’s stockholders by way of stock ownership. Under ConversionPoint’s 2018 Omnibus Incentive Plan, which we refer to as the ConversionPoint 2018 Plan, the ConversionPoint board has the discretion to determine whether equity awards will be granted to named executive officers and if so, the number of shares subject to each award. To date, the named executive officers have been granted restricted stock units as a reward for prior performance, which vest upon termination without “Cause,” a change of control or a public company event, and have been awarded restricted stock units.

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The ConversionPoint board determines the recipients of long-term incentive awards based upon such factors as performance, the length of continuous employment, managerial level, any prior awards, and recruiting and retention demands, expectations and needs. All of ConversionPoint’s employees are eligible for awards. The ConversionPoint board grants such awards by formal action, which awards are not final until a stock option agreement or restricted stock unit agreement is delivered by ConversionPoint and executed by both the company and the employee. There is no set schedule for the ConversionPoint board to consider and grant awards. The ConversionPoint board has the discretion to make grants whenever it deems it appropriate in ConversionPoint’s best interests.

ConversionPoint does not have any program, plan or practice in place to time option or other award grants with the release of material, non-public information and does not release such information for the purpose of affecting the value of executive compensation. The exercise price of stock subject to options awarded under the ConversionPoint 2018 Plan is the fair market value of the stock on the date the grant is approved by the ConversionPoint board. Under the terms of each plan, the fair market value of the stock is determined by the ConversionPoint board.

Cash Bonus Plan

To date, there is no formal cash bonus plan for named executive officers. Rather, ConversionPoint has granted named executives cash bonuses based on overall company performance.

Retirement and Other Post-Termination Benefits

Other than 401(k) plans established by SellPoint and Push described below, employment agreements with ConversionPoint’s executive officers and certain other employment agreements which provide for severance for termination without cause or by the executive for good reason, ConversionPoint has not entered into any employment agreements that provide for a continuation of post-employment benefits. ConversionPoint’s benefits plans are generally the same for all employees, and so as of the date hereof, the ConversionPoint board does not believe that any such plans in their present forms would continue post-employment, except as required by law (including with respect to COBRA), in connection with separation agreements entered into with certain terminated employees, or otherwise set forth herein. ConversionPoint does not currently maintain any other retirement or post-termination benefits plans.

Change in Control Severance Policy

ConversionPoint does not currently maintain any change in control severance plans or severance policies. Therefore, none of ConversionPoint’s named executive officers will receive any cash severance payments in the event ConversionPoint undergoes a change in control, unless their employment agreement otherwise provides.

Insurance

All full-time employees of Branded Response, including the named executive officers who are employees of Branded Response, which include Messrs. Tallack and Blazick, are eligible to participate in standard medical, dental and vision insurance plans. Branded Response pays 50% of health insurance premiums, and 75% of dental and vision insurance premiums, with employees paying the balance through payroll deductions. All full-time employees of SellPoints are eligible to participate in standard medical, dental, vision and long-term and short-term disability insurance plans, with their dependents being covered by the medical and dental insurance plans. SellPoints pays 90% of the employees’, and 40% of their dependents’, annual health, dental and vision insurance premiums, and 100% of the employees’ disability insurance premiums, with employees paying the balance through payroll deductions. All full-time employees of Push, including the named executive officers who are employees of Push, which include Messrs. Newton and Jahnke, are eligible to participate in standard medical, dental, and long-term and short-term disability insurance plans, with their dependents being covered by the medical and dental plans. Push pays 100% of the annual insurance premiums for employees and their dependents.

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401(k) Plans

Employees of Push and SellPoints can participate in 401(k) plans established by each of Push and SellPoints, which are qualified defined contribution retirement plans, sponsored by Principal Financial and ADP Retirement Services, respectively. Participants are provided the opportunity to make salary reduction contributions to the plan on a pre-tax basis. SellPoints and Push have the ability to make discretionary matching contributions and discretionary profit sharing contributions to such plans, however, currently do not make any matching contributions.

Other Benefits

ConversionPoint seeks to maintain an open and inclusive culture in its facilities and operations among executives and other company employees. Thus, ConversionPoint does not provide executives with separate dining or other facilities, nor does ConversionPoint have programs for providing personal-benefit perquisites to executives, such as defraying the cost of personal entertainment or family travel.

Summary Compensation Table

The tables and discussion below present compensation information for ConversionPoint’s chief executive officer, chief financial officer and its two other most highly compensated executive officers for the years ended December 31, 2016 and 2017, whom ConversionPoint refers to as its named executive officers. Amounts set forth below reflect compensation received by the named executive officer while such named executive officer was employed by ConversionPoint or its subsidiaries.

Name and Function	Year	Salary ($)		Bonus ($)		Total
Robert Tallack	2017	$144,000	(1)	$162,500	(2)	$306,500
Chief Executive Officer	2016	$84,000	(3)	$5,000	(3)	$89,000

Raghu Kilambi	2017	$35,000		$50,000		$85,000
Chief Financial Officer	2016	$–		$–		–

Christopher Jahnke	2017	$135,000		$182,727		$317,727
Chief Marketing Officer	2016	$108,000		$–		$108,000

Haig Newton	2017	$135,000		$182,727		$317,727
Chief Technology Officer	2016	$108,000		$–		$108,000

(1)	All amounts were paid to MJB Fitness, Inc., an entity in which Mr. Tallack has an economic interest.
(2)	All amounts were paid to MJB Fitness, Inc., an entity in which Mr. Tallack has an economic interest.
(3)	Payments made to Shogun Health, Inc., an entity controlled by Mr. Tallack.

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Executive Employment Agreements

On November 1, 2018, ConversionPoint entered into employment agreements with each of Messrs. Tallack, Kilambi, Jahnke and Newton.

The employment agreements entered with Messrs. Tallack, Kilambi, Newton and Jahnke, have an initial term of three years, after which each executive’s employment agreement automatically renews for additional one-year periods on the same terms and conditions, unless either party to the agreement exercises their respective termination rights available to such party in the agreement. The employment agreements currently provide for a minimum annual base salary of $350,000 for Mr. Tallack, $300,000 for Mr. Kilambi, and $335,000 for each of Messrs. Newton and Jahnke. The employment agreements provide for target bonuses of $200,000 for each executive. The employment agreements require ConversionPoint to compensate the executives and provide them with certain benefits if their employment is terminated. The compensation and benefits the executives are entitled to receive upon termination of employment vary depending on whether their employment is terminated:

•	by ConversionPoint for cause (as defined in the employment agreements);

•	by ConversionPoint without cause, or by the executive for good reason (as defined in the employment agreements);

•	due to death or disability; or

•	by the executive without good reason.

In the event of a termination by ConversionPoint without cause or a termination by the executive for good reason, the executive would be entitled to receive the following:

•	his earned but unpaid base salary and all bonuses earned for services provided through the termination date;

•	an amount payable on the effective termination date equal to, in the case of Mr. Tallack and Mr. Kilambi, 18 months of base salary, and in the case of Messrs. Newton and Jahnke, 12 months of base salary;

•	an amount payable on the effective termination date equal to, in the case of Mr. Tallack and Mr. Kilambi, the greater of 150% of the cash bonus paid to him during the prior 18 months, and 150% of the target cash bonus set forth in his employment agreement, and in the case of Messrs. Newton and Jahnke, the greater of 100% of the cash bonus paid to them during the prior 18 months, and 100% of the target cash bonus set forth in their employment agreement;

•	benefits (including health and disability) as if the executive was still an employee during the 18-month period following termination for Mr. Tallack and Mr. Kilambi, and during the 12-month period following termination for Messrs. Newton and Jahnke; and

•	any equity awards held by the executive will immediately and fully vest and become exercisable throughout the full term of such award as if the executive were still employed by ConversionPoint.

In the event of a termination by ConversionPoint of Messrs. Tallack, Kilambi, Newton or Jahnke upon their death or permanent disability, they would be entitled to receive the earned but unpaid portion of their base salary through the date of termination, and any equity award held by them will immediately and fully vest and become exercisable throughout the full term of such award as if they were still employed by ConversionPoint.

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Messrs. Tallack, Kilambi, Newton or Jahnke may terminate their employment for any reason (other than good reason) upon giving 10 days’ advance written notice to ConversionPoint, in which case ConversionPoint will pay the executive the earned but unpaid portion of their base salary through the termination date.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised warrants, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of December 31, 2017.

	Outstanding Equity Awards at Year End

	Warrant Awards				Stock Awards
	Number of Securities Underlying Unexercised Warrants (#) Exercisable(1)	Number of Securities Underlying Unexercised Warrants (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Warrants	Warrant Exercise Price	Warrant Expiration Date	Number of Shares or Units of Stock that Have not Vested (#)	Market Value of shares or units of stock that have not vested ($)	Number of Shares or units of stock that have vested (#)	Market value of shares, units or other rights that have vested (#)
Robert Tallack	0	0	0	NA	NA	0	0	—	$—
Christopher Jahnke	250,000	0	0	$9.21	12/31/22	0	0	250,000	$949,750
Haig Newton	250,000	0	0	$9.21	12/31/22	0	0	250,000	$949,750

(1)	The above warrants were voluntarily cancelled by agreement between ConversionPoint and the named executive officer on October 31, 2018.

Securities Authorized for Issuance under Equity Compensation Plans

As of December 31, 2017, ConversionPoint did not have any outstanding equity compensation plans.

Compensation of Directors

The directors do not receive any compensation for service as directors.

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Inuvo

Compensation Philosophy

The fundamental objectives of Inuvo’s executive compensation program are to attract and retain highly qualified executive officers, motivate these executive officers to materially contribute to Inuvo’s long-term business success, and align the interests of Inuvo’s executive officers and stockholders by rewarding Inuvo’s executives for individual and corporate performance based on targets established by the Nominating, Corporate Governance and Compensation Committee.

Inuvo believes that achievement of these compensation program objectives enhances long-term stockholder value. When designing compensation packages to reflect these objectives, the Nominating, Corporate Governance and Compensation Committee has adopted the following four principles as a guide:

•	Alignment with stockholder interests: Compensation should be tied, in part, to Inuvo’s stock performance through the granting of equity awards to align the interests of executive officers with those of Inuvo’s stockholders;

•	Recognition for business performance: Compensation should correlate in large part with Inuvo’s overall financial performance;

•	Accountability for individual performance: Compensation should partially depend on the individual executive’s performance, in order to motivate and acknowledge the key contributors to Inuvo’s success; and

•	Competition: Compensation should generally reflect the competitive marketplace and be consistent with that of other well-managed companies in Inuvo’s peer group. In implementing this compensation philosophy, the Nominating, Corporate Governance and Compensation Committee takes into account the compensation amounts from the previous years for each of the named executive officers, and internal compensation equity between the named executive officers and other employees.

2017 Compensation Determination Process

In 2017, the compensation program for Inuvo’s executive officers consisted of the following components:

•	base salary;

•	cash bonus plan;

•	2010 Plan awards;

•	2017 Plan awards; and

•	other fringe benefits and perquisites.

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The Nominating, Corporate Governance and Compensation Committee believes that Inuvo’s executive compensation package consists of elements of compensation that are typically used to incentivize and reward executive management at other companies of Inuvo’s size, in Inuvo’s geographic area or in Inuvo’s industry. Each of these components is designed to meet the program’s objectives of providing a combination of fixed and variable, performance-based compensation linked to individual and corporate performance. In the course of setting the initial compensation level for new hires or adjusting the compensation of existing employees, the Nominating, Corporate Governance and Compensation Committee considered the advice and input of Inuvo’s management. Inuvo’s Chief Executive Officer typically makes recommendations to the Nominating, Corporate Governance and Compensation Committee for any proposed changes in salary, as well as performance-based awards and stock option grants, for the other named executive officers. The Nominating, Corporate Governance and Compensation Committee decides any salary change, as well as performance-based awards and stock option grants, for the Chief Executive Officer.

Base Salary

Base salary is an important component of executive compensation because it provides executives with an assured-level of income, assists Inuvo in attracting executives and recognizes different levels of responsibility and authority among executives. The determination of base salaries is based upon the executive’s qualifications and experience, scope of responsibility and potential to achieve the goals and objectives established for the executive. Additionally, contractual provisions in executive employment agreements, past performance, internal pay equity and comparison to competitive salary practices are also considered.

In general, the Nominating, Corporate Governance and Compensation Committee considers two types of potential base salary increases including “merit increases” based upon the executives’ individual performance and/or “market adjustments” based upon the peer group salary range for similar executives.

Plan Awards

The objective of Inuvo’s long-term incentive program is to provide a long-term retention incentive for the named executive officers and others and to align their interests directly with those of Inuvo’s stockholders by way of stock ownership. Under Inuvo’s 2010 Equity Compensation Plan (the “2010 Plan”), and Inuvo’s 2017 Equity Compensation Plan (the “2017 Plan”), the board of directors or the Nominating, Corporate Governance and Compensation Committee has the discretion to determine whether equity awards will be granted to named executive officers and if so, the number of shares subject to each award. Both plans allow the board or the Nominating, Corporate Governance and Compensation Committee to grant options and restricted stock and other stock-based awards with respect to up to shares of Inuvo’s common stock, valued in whole or in part by reference to the fair market value of the stock. In most instances, these long-term grants vest over a multi-year basis.

The Inuvo board or the Nominating, Corporate Governance and Compensation Committee determines the recipients of long-term incentive awards based upon such factors as performance, the length of continuous employment, managerial level, any prior awards, and recruiting and retention demands, expectations and needs. All Inuvo’s employees are eligible for awards. The Inuvo board or the Nominating, Corporate Governance and Compensation Committee grants such awards by formal action, which awards are not final until a stock option agreement is delivered by Inuvo and executed by both Inuvo and the employee. There is no set schedule for the board or the Nominating, Corporate Governance and Compensation Committee to consider and grant awards. The Inuvo board and the Nominating, Corporate Governance and Compensation Committee have the discretion to make grants whenever it deems it appropriate in Inuvo’s best interests. The Nominating, Corporate Governance and Compensation Committee has discretion to grant equity awards at any time.

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Inuvo does not have any program, plan or practice in place to time option or other award grants with the release of material, non-public information and does not release such information for the purpose of affecting the value of executive compensation. The exercise price of stock subject to options awarded under the plans is the fair market value of the stock on the date the grant is approved by the board or the Nominating, Corporate Governance and Compensation Committee. Under the terms of each plan, the fair market value of the stock is the closing sales price of the stock on the date the grant is approved by the board or the Nominating, Corporate Governance and Compensation Committee as reported by the NYSE American.

Cash Bonus Plan

For 2017 Inuvo approved a 2017 Management Incentive Program. The program established a variable cash incentive pool which may be awarded to executive officers and Inuvo’s employees, including Inuvo’s Chief Executive Officer, based on achieving certain revenue and net income levels as determined by Inuvo’s 2017 financial results or at the discretion of the Committee. The program provided that the total incentive pool which was available for distribution would be divided between Inuvo’s executive officers (75% in the aggregate) and other employees (25% in the aggregate), subject to their continued employment with Inuvo. The percentage of pool participation by each of Inuvo’s individual executive officers was fixed by the program and the amount of individual awards to Inuvo’s employees, other than its executive officers, was determined by Inuvo’s Chief Executive Officer.

Other Compensation and Benefits

Inuvo has historically provided perquisites and other types of non-cash benefits on a very limited basis in an effort to avoid an entitlement mentality, reinforce a pay-for-performance orientation and minimize expense. Such benefits, when provided, can include additional health care benefits and additional life insurance.

Retirement and Other Post-Termination Benefits

Other than Inuvo’s 401(k) plan, employment agreements with Inuvo’s named executive officers and certain other employment agreements which provide for severance for termination without cause, Inuvo has not entered into any employment agreements that provide for a continuation of post-employment benefits. Inuvo’s benefits plans are generally the same for all employees, and so as of the date of this Prospectus, the Nominating, Corporate Governance and Compensation Committee does not believe that any such plans in their present forms would continue post-employment, except as required by law (including with respect to COBRA), or otherwise set forth in this Prospectus. Inuvo does not currently maintain any other retirement or post-termination benefits plans.

Change in Control Severance Policy

Inuvo does not currently maintain any change in control severance plans or severance policies, except as provided in the executive employment agreements and the 2010 Plan and 2017 Plan, both of which are discussed in this section. Therefore, none of Inuvo’s named executive officers will receive any cash severance payments in the event Inuvo undergoes a change in control, unless their employment agreement otherwise provides.

Insurance

All full-time employees, including the named executive officers, are eligible to participate in Inuvo’s standard medical, dental, long-term and short-term disability and life insurance plans. The terms of such benefits for the named executive officers are generally the same as those for all other company employees, with the exception of the level of life insurance coverage. Inuvo pays approximately 95% of the annual health insurance premium with employees paying the balance through payroll deductions. Inuvo pays for up to $1,000,000 of basic life insurance and AD&D insurance for Inuvo’s CEO and CFO. All other full-time employees can elect basic life insurance and AD&D insurance coverage equal to their annual salary, up to $150,000, paid by Inuvo.

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401(k)

Inuvo’s employees can participate in a 401(k) plan, which is a qualified defined contribution retirement plan, sponsored by Insperity, professional employer organization that provides services to Inuvo. Participants are provided the opportunity to make salary reduction contributions to the plan on a pre-tax basis. Inuvo has the ability to make discretionary matching contributions and discretionary profit sharing contributions to such plan. Inuvo’s current practice is to match participant’s contributions up to the first four percent of their annual earnings. The company match is fully vested when made.

Other Benefits

Inuvo seeks to maintain an open and inclusive culture in Inuvo’s facilities and operations among executives and other company employees. Thus, Inuvo does not provide executives with separate dining or other facilities, nor does it have programs for providing personal-benefit perquisites to executives, such as defraying the cost of personal entertainment or family travel. Inuvo’s basic health care and other insurance programs are generally the same for all eligible employees, including the named executive officers.

Summary Compensation Table

The following table summarizes all compensation recorded by Inuvo in each of the last two completed fiscal years for:

•	all individuals serving as Inuvo’s principal executive officer or acting in a similar capacity during the year ended December 31, 2017;

•	Inuvo’s two most highly compensated named executive officers at December 31, 2017 whose annual compensation exceeded $100,000; and

•	up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as a named executive officer of Inuvo’s company at December 31, 2017.

The value attributable to any option awards is computed in accordance with FASB ASC Topic 718. The assumptions made in the valuations of the option awards are included in Note 10 of the notes to Inuvo’s consolidated financial statements for the year ended December 31, 2017 appearing in Inuvo’s 2017 10-K.

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Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonequity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Richard K. Howe,	2017	420,000	245,000	442,175	0	0	0	10,800	1,117,975
Chairman and Chief
Executive Officer	2016	395,000	87,500	524,482	0	0	0	10,600	1,017,582

Wallace D. Ruiz,	2017	275,000	105,000	157,919	0	0	0	10,800	548,719
Chief Financial
Officer	2016	275,000	37,500	169,872	0	0	0	8,737	491,109

Don (Trey) Barrett III	2017	250,000	140,000	210,560	0	0	0	3,000	603,560
Chief Operating
Officer	2016	250,000	50,000	208,907	0	0	0	3,735	512,642

Executive Employment Agreements

On March 1, 2012, Inuvo entered into employment agreements with each of Messrs. Howe and Ruiz. Mr. Barrett does not have an employment agreement and his compensation is set by the Nominating, Corporate Governance and Compensation Committee.

The employment agreements entered into by Messrs. Howe and Ruiz, each referred to as an executive, have an initial term of one year, after which each executive’s employment agreement automatically renews for additional one-year periods on the same terms and conditions, unless either party to the agreement exercises the respective termination rights available to such party in the agreement. The employment agreements currently provide for a minimum annual base salary of $425,000 for Mr. Howe, and $275,000 for Mr. Ruiz. The employment agreements require Inuvo to compensate the executives and provide them with certain benefits if their employment is terminated. The compensation and benefits the executives are entitled to receive upon termination of employment vary depending on whether their employment is terminated:

•	by Inuvo for cause (as defined in the employment agreements);

•	by Inuvo without cause, or by the executive for good reason (as defined in the employment agreements);

•	due to death or disability; or

•	by the executive without good reason.

In the event of a termination by Inuvo, without cause, or a termination by the executive for good reason, the executive would be entitled to receive the following:

•	his earned but unpaid basic salary through the termination date, plus a portion of the executive’s bonus based upon the bonus he would have earned in the year in which his employment was terminated, pro-rated for the amount of time employed by Inuvo during such year and paid on the original date such bonus would have been payable;

•	an amount payable over the 12-month period following termination equal to one times the sum of his basic salary at the time of termination, plus a termination bonus equal to the bonus paid to the executive during the four fiscal quarters prior to the date of termination (except that if a target bonus has been established for Mr. Howe, each such person’s termination bonus is equal to his target bonus for the fiscal year in which the termination occurs, increased or decreased pursuant to actual performance versus targeted performance in the then current plan measured as of the end of the calendar month preceding the termination date), or in the event of a change of control (as defined below), the greater of the relevant calculation above or the bonus paid to the executive during the four fiscal quarters prior to the change of control;

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•	any other amounts or benefits owing to the executive under Inuvo’s then-applicable employee benefit, long-term incentive, or equity plans and programs, within the terms of such plans, payable over the 12-month period following termination; and

•	benefits (including health, life, and disability) as if the executive was still an employee during the 12-month period following termination.

Finally, in the event of a termination without cause by Inuvo, with good reason by the executive, or following a change of control (as defined in the employment agreements), any equity award held by the executive will immediately and fully vest and become exercisable throughout the full term of such award as if the executive were still employed by Inuvo. In the event of a termination by Inuvo with cause, Messrs. Ruiz and Howe would be entitled to receive the earned but unpaid portion of such executive’s base salary through the date of termination.

In the event of a termination by Inuvo of Mr. Ruiz upon the death or permanent disability of such executive, the executive would be entitled to receive the earned but unpaid portion of such executive’s base salary through the date of termination, the earned but unpaid portion of any vested incentive compensation under and consistent with plans adopted by Inuvo prior to the date of termination, and over the 12 months following the date of termination an amount equal to 20% base salary at the time of termination for each year of employment with Inuvo, capped at 100% of the base salary.

In the event of a termination by Inuvo of Mr. Howe upon the death or permanent disability of such executive, the executive would be entitled to receive the earned but unpaid portion of such executive’s base salary through the date of termination, any other amounts or benefits owing to the executive under any of Inuvo’s then-applicable employee benefit, long-term incentive or equity plans and programs, and over the 12 months following the date of termination an amount equal to 20% base salary at the time of termination for each year of employment with Inuvo, capped at 100% of the base salary.

The executive may terminate employment for any reason (other than good reason) upon giving 30 days’ advance written notice to Inuvo. In the event of a termination by Mr. Ruiz without good reason, such executive is entitled to receive the earned but unpaid portion of such executive’s base salary through the date of termination, and the earned but unpaid portion of any vested incentive compensation under and consistent with Inuvo’s plans adopted by Inuvo prior to the date of termination. In the event of a termination by Mr. Howe without good reason, such executive is entitled to receive the earned but unpaid portion of his base salary through the termination date and any other amounts and benefits owing to the executive under Inuvo’s then applicable employee benefit, long term incentive or equity plans and programs.

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Outstanding Equity Awards at Year End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of December 31, 2017.

	OPTION AWARDS							STOCK AWARDS
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (#)
Richard K. Howe	120,000	0	0	2.93	3/14/2021	63,000	51,030	98,000	79,380
Wallace D. Ruiz	43,000	0	0	2.93	3/14/2021	22,500	18,225	35,000	28,350
Don (Trey) Barrett III	40,000	0	0	2.93	3/14/2021	30,000	24,300	46,667	37,800

Inuvo Equity Compensation Plans

Inuvo maintains a stock-based compensation program intended to attract, retain and provide incentives for talented employees and directors and align stockholder and employee interests. Currently, Inuvo grants options and restricted stock units (RSUs) from the 2010 Equity Compensation Plan (2010 ECP) and the 2017 Equity Compensation Plan (2017 ECP). Option and restricted stock unit vesting periods are generally up to three years. The 2005 Plan expired in June 2015.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth securities authorized for issuance under any equity compensation plans approved by Inuvo’s stockholders as well as any equity compensation plans not approved by Inuvo’s stockholders as of December 31, 2017.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted average exercise price of outstanding options, warrants and right	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Plans approved by Inuvo’s stockholders:
2005 Long-Term Incentive Plan	13,748	2.97	0
2010 Equity Compensation Plan	1,197,036	2.15	604,242
2017 Equity Compensation Plan	125,000	0.00	1,875,000
Plans not approved by stockholders	0	0	0

Compensation of Directors

Each independent member of Inuvo’s board of directors receives the following fees:

•	$30,000 annual retainer payable quarterly; and

•	$30,000 of restricted stock units, calculated at fair market value on the date of grant, vesting March 31.

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The following table provides information concerning the compensation paid to Inuvo’s independent directors for their services as members of Inuvo’s board of directors for 2017. The information in the following table excludes any reimbursement of out-of-pocket travel and lodging expenses which Inuvo may have paid.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Director Compensation Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Charles D. Morgan	30,000	29,940	0	0	0	0	59,940
Charles L. Pope	30,000	29,940	0	0	0	0	59,940
Patrick Terrell	30,000	29,940	0	0	0	0	59,940
Gordon J. Cameron	30,000	29,514	0	0	0	0	59,514
G. Kent Burnett	30,000	29,514	0	0	0	0	59,514

ConversionPoint Holdings 2018 Omnibus Incentive Plan

On December 13, 2018, our board and sole stockholder adopted the 2018 Plan. The material terms of the 2018 Plan are summarized below.

Summary of the Material Terms of the 2018 Plan

Purpose.  We established the 2018 Plan to attract, retain and motivate our employees, officers and directors, to promote the success of our business by linking the personal interests of our employees, officers, consultants, advisors and directors to those of our stockholders and to encourage stock ownership on the part of management. The 2018 Plan is intended to permit the grant of stock options (both incentive stock options, or ISOs and non-qualified stock options, or NQSOs or, collectively, Options), stock appreciation rights, or SARs, restricted stock awards, or Restricted Stock Awards, restricted stock units, or RSUs, incentive awards, or Incentive Awards, other Stock-Based awards, or Stock Based Awards, dividend equivalents, or Dividend Equivalents, and cash awards, or Cash Awards.

Administration.  The 2018 Plan will be administered by the Compensation Committee. The Compensation Committee may act through subcommittees or, with respect to awards granted to individuals who are not subject to the reporting and other provisions of Section 16 of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and who are not members of our board or the board of directors of our Affiliates (as defined by the 2018 Plan), delegate to one or more officers all or part of its duties with respect to such awards. The Compensation Committee may, at its discretion, accelerate the time at which any award may be exercised, become transferable or nonforfeitable or become earned and settled including without limitation (i) in the event of the participant’s death, disability, retirement or involuntary termination of employment or service (including a voluntary termination of employment or service for good reason) or (ii) in connection with a Change in Control (as defined in the 2018 Plan).

Eligibility. Any of our employees or service providers, employees or service providers of our Affiliates (as defined in the 2018 Plan), and nonemployee members of our board or of any board of directors of our Affiliates is eligible to receive an award under the 2018 Plan.

Authorized Shares.  Under the 2018 Plan, we may issue a maximum aggregate of 4,500,000 shares of our common stock, all of which may be issued pursuant to Options, SARs, Restricted Stock Awards, RSUs, Incentive Awards, Stock-Based Awards or Dividend Equivalents. Each share issued in connection with an award will reduce the number of shares available under the 2018 Plan by one, and each share covered under a SAR will reduce the number of shares available under the 2018 Plan by one, even though the share is not actually issued upon settlement of the SAR. Shares relating to awards that are terminated by expiration, forfeiture, cancellation or otherwise without issuance of shares of our common stock, settled in cash in lieu of shares, or exchanged prior to the issuance of shares for awards not involving shares, will again be available for issuance under the 2018 Plan. Shares not issued as a result of net settlement of an award, tendered or withheld to pay the exercise price, purchase price or withholding taxes of an award or shares purchased on the open market with the proceeds of the exercise price of an award will not again be available for issuance under the 2018 Plan.

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Award Limits. In any calendar year, no participant may be granted awards that relate to more than 1,000,000 shares of our common stock. For these purposes, an Option and its corresponding SAR will be counted as a single award. For any award stated with reference to a specific dollar limit, the maximum amount payable with respect to any 12-month performance period to any one participant is $3,000,000 (pro-rated up or down for performance periods greater or less than 12 months). For any Cash Awards that are intended to constitute annual incentive awards, the maximum amount payable to any one participant with respect to any 12-month period is $5,000,000. Award limits that are expressed as a number of shares are subject to the adjustment provisions of the 2018 Plan as described below.

A non-employee director may not be granted awards during any single calendar year that, taken together with any cash fees paid to such non-employee director during such calendar year in respect of the non-employee director's service as a member of the board during such year, exceeds $750,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial accounting purposes). Notwithstanding the foregoing, the board may make exceptions to the foregoing limit (up to twice such limit) for a non-executive chair of the board or, in extraordinary circumstances, for other individual non-employee directors, as the board may determine, provided that the non-employee director, receiving such awards may not participate in the decision to make such awards.

Written Agreements.  All awards granted under the 2018 Plan will be governed by separate written agreements between the participants and us. The written agreements will specify the terms of the particular awards.

Transferability.  Generally, an award is non-transferable except by will or the laws of descent and distribution, and during the lifetime of the participant to whom the award is granted, the award may only be exercised by, or payable to, the participant. However, the Compensation Committee may provide that awards, other than ISOs or a Corresponding SAR (as defined below) that is related to an ISO, may be transferred by a participant to immediate family members or trust or other entities on behalf of the Participant and/or family members for charitable donations. Any such transfer will be permitted only if (i) the participant does not receive any consideration for the transfer and (ii) the Compensation Committee expressly approves the transfer. The holder of the transferred award will be bound by the same terms and conditions that governed the award during the period that it was held by the participant, except that such transferee may only transfer the award by will or the laws of descent and distribution.

Maximum Award Period.  No award shall be exercisable or become vested or payable more than ten years after the date of grant.

Compliance with Applicable Law.  No award shall be exercisable, vested or payable except in compliance with all applicable federal and state laws and regulations (including, without limitation, tax and securities laws), any listing agreement with any stock exchange to which we are a party, and the rules of all domestic stock exchanges on which our shares may be listed.

Payment.  The exercise or purchase price of an award, and any taxes required to be withheld with respect to an award, may be paid in cash or, if the written agreement so provides, the Compensation Committee may allow a participant to pay all or part of the exercise or purchase price, and any required withholding taxes, by tendering shares of common stock, through a broker-assisted cashless exercise, by means of “net exercise” procedure, or any other specified medium of payment.

Stockholder Rights.  No participant shall have any rights as our stockholder as a result of issuance of an award until the award is settled by the issuance of common stock (other than a Restricted Stock Award or RSUs for which certain stockholder rights may be granted).

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Forfeiture Provisions.  Awards do not confer upon any individual any right to continue in our employ or service or in the employ or service of our Affiliates. All rights to any award that a participant has will be immediately forfeited if the participant is discharged from employment or service for “Cause” (as defined in the 2018 Plan).

Types of awards

Options.  Both ISOs and NQSOs may be granted under the 2018 Plan. Our Compensation Committee will determine the eligible individuals to whom grants of Options will be made, the number of shares subject to each option, the exercise price per share, the time or times at which the option may be exercised, whether any performance or other conditions must be satisfied before a participant may exercise an option, the method of payment by the participant, the method of delivery of shares to a participant, whether the Option is an ISO or a NQSO, and all other terms and conditions of the award. However, the exercise price of an Option may not be less than the fair market value of a share of common stock on the date the Option is granted. No participant may be granted ISOs that are first exercisable in any calendar year for shares of common stock having an aggregate fair value (determined on the date of grant) that exceeds $100,000. With respect to an ISO granted to a participant who is a Ten Percent Shareholder (as defined in the 2018 Plan), the exercise price per share may not be less than 110% of the fair market value of the common stock on the date the Option is granted. At the Compensation Committee’s discretion, an Option may be granted with or without a Corresponding SAR (as defined below).

SARs.  A SAR entitles the participant to receive, upon exercise, the excess of the fair market value on that date of each share of common stock subject to the exercised portion of the SAR over the fair market value of each such share on the date of the grant of the SAR. A SAR can be granted alone or in tandem with an Option. A SAR granted in tandem with an Option is called a Corresponding SAR and entitles the participant to exercise the Option or the SAR, at which time the other tandem award expires with respect to the number of shares being exercised. The Compensation Committee is authorized to determine the eligible individuals to whom grants of SARs will be made, the number of shares of common stock covered by the grant, the time or times at which a SAR may be exercised and all other terms and conditions of the SAR. However, no participant may be granted Corresponding SARs that are related to ISOs which are first exercisable in any calendar year for shares of common stock having an aggregate fair market value (determined on the date of grant) that exceeds $100,000.

Restricted Stock Awards and RSUs.  A Restricted Stock Award is the grant or sale of shares of common stock, which may be subject to forfeiture for a period of time or subject to certain conditions. A RSU entitles the participant to receive, upon vesting, shares of our common stock. We will deliver to the participant one share of common stock for each RSU that becomes earned and payable. With regard to Restricted Stock Awards, the Compensation Committee is authorized to determine the eligible individuals to whom grants will be made, the number of shares subject to such grants, the purchase price, if any, to be paid for each share subject to the award of restricted stock, the time or times at which the restrictions will terminate, and all other terms and conditions of the restricted stock. With regard to RSUs, the Compensation Committee is authorized to determine the eligible individuals to whom grants will be made, the number of shares subject to such grants and the vesting conditions entitling a participant to settlement of the RSUs.

Incentive Awards.  An Incentive Award entitles the participant to receive cash or common stock when certain conditions are met. The Compensation Committee has the authority to determine the eligible individuals to whom grants will be made and all other terms and conditions of the Incentive Award.

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Stock-Based Awards.  Stock-Based Awards may be denominated or payable in, valued by reference to or otherwise based on shares of common stock, including awards convertible or exchangeable into shares of common stock (or the cash value thereof) and common stock purchase rights and awards valued by reference to the fair market value of the common stock. The Compensation Committee has the authority to determine the eligible individuals to whom grants will be made and all other terms and conditions of Stock-Based Awards. However, the purchase price for the common stock under any Stock-Based Award in the nature of a purchase right may not be less than the fair market value of a share of common stock as of the date the award is granted.

Our Compensation Committee is authorized under the 2018 Plan to grant shares of common stock as a bonus, or to grant shares of common stock or other awards in lieu of any of our obligations or of our affiliates to pay cash or to deliver other property under the 2018 Plan or under any other of our plans or compensatory arrangements or any of our affiliates.

Dividend Equivalents.  Our Compensation Committee may also grant Dividend Equivalents under the 2018 Plan. A Dividend Equivalent is an award that entitles the participant to receive cash, shares of common stock, other awards or other property equal in value to all or a specified portion of dividends paid with respect to shares of our common stock. The Compensation Committee is authorized to determine the eligible individuals to whom grants will be made and all other terms and conditions of the Dividend Equivalents. However, no Dividend Equivalents may be awarded with an Option, SAR or Stock-Based Award in the nature of purchase rights.

Cash Awards. Cash Awards will also be authorized under the 2018 Plan. Cash Awards may be granted as an element of or a supplement to any other award under the 2018 Plan or as a stand-alone Cash Award. The Compensation Committee is authorized to determine the eligible individuals to whom grants will be made and all other terms and conditions of any such Cash Awards.

Performance Criteria.  Our Compensation Committee has the discretion to establish objectively determinable performance conditions for when awards will become vested, exercisable and payable. These performance conditions may be based on one or any combination of metrics related to our financial, market or business performance. The form of the performance conditions also may be measured on a company, affiliate, division, business unit or geographic basis, individually, alternatively or in any combination, subset or component thereof. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance conditions. Profits, earnings and revenues used for any performance condition measurement may exclude any extraordinary or nonrecurring items. The performance conditions may, but need not, be based upon an increase or positive result under the aforementioned business criteria and could include, for example and not by way of limitation, maintaining the status quo or limiting the economic losses (measured, in each case, by reference to the specific business criteria). An award that is intended to become exercisable, vested or payable on the achievement of performance conditions means that the award will not become exercisable, vested or payable solely on mere continued employment or service. However, such an award, in addition to performance conditions, may be subject to continued employment or service by the participant. The performance conditions may include any or any combination of the following: (a) revenue, (b) earnings before interest, taxes, depreciation and amortization, or EBITDA, (c) cash earnings (earnings before amortization of intangibles), (d) operating income, (e) pre-or after-tax income, (f) earnings per share, (g) net cash flow, (h) net cash flow per share, (i) net earnings, (j) return on equity, (k) return on total capital, (l) return on sales, (m) return on net assets employed, (n) return on assets or net assets, (o) share price performance, (p) total stockholder return, (q) improvement in or attainment of expense levels, (r) improvement in or attainment of working capital levels, (s) net sales, (t) revenue growth or product revenue growth, (u) operating income (before or after taxes), (v) pre-or after-tax income (before or after allocation of corporate overhead and bonus), (w) earnings per share; (x) return on equity, (y) appreciation in and/or maintenance of the price of the shares of common stock, (z) market share, (aa) gross profits, (bb) comparisons with various stock market indices; (cc) reductions in cost, (dd) cash flow or cash flow per share (before or after dividends), (ee) return on capital (including return on total capital or return on invested capital), (ff) cash flow return on investments; (gg) improvement in or attainment of expense levels or working capital levels, (hh) stockholder equity and/or (ii) other criteria selected by the Compensation Committee.

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Our Compensation Committee has the discretion to select one or more periods of time over which the attainment of one or more of the foregoing performance conditions will be measured for the purpose of determining when an award will become vested, exercisable or payable. The Compensation Committee has the authority to adjust goals and awards in the manner set forth in the 2018 Plan.

Change in Control.  In the event of a “Change in Control” (as defined in the 2018 Plan) and, with respect to awards that are subject to Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, and such awards, 409A Awards, only to the extent permitted by Section 409A of the Code, our Compensation Committee in its discretion may, on a participant-by-participant basis (a) accelerate the vesting of all unvested and unexercised Options, SARs or Stock-Based Awards in the nature of purchase rights and/or terminate such awards, without any payment therefore, immediately prior to the date of any such transaction after giving the participant at least seven days written notice of such actions; (b) fully vest and/or accelerate settlement of any awards; (c) terminate any outstanding Options, SARs or Stock-Based Awards in the nature of purchase rights after giving the participant notice and a chance to exercise such awards (to the extent then exercisable or exercisable upon the change in control); (d) cancel any portion of an outstanding award that remains unexercised or is subject to restriction or forfeiture in exchange for a cash payment to the participant of the value of the award; or (e) require that the award be assumed by the successor corporation or replaced with interests of an equal value in the successor corporation.

Amendment and Termination.  The 2018 Plan will expire 10 years after its effective date, unless terminated earlier by our board of directors. Any award that is outstanding as of the date the 2018 Plan expires will continue in force according to the terms set out in the award agreement. Our board of directors may terminate, amend or modify the 2018 Plan at any time. However, stockholder approval may be required for certain types of amendments under applicable law or regulatory authority. Except as may be provided in an award agreement or the 2018 Plan, no amendment to the 2018 Plan may adversely affect the terms and conditions of any existing award in any material way without the participant’s consent.

An amendment will be contingent on approval of our stockholders, to the extent required by law, by the rules of any stock exchange on which our securities are then traded or if the amendment would (i) increase the benefits accruing to participants under the 2018 Plan, including without limitation, any amendment to the 2018 Plan or any agreement to permit a re-pricing or decrease in the exercise price of any outstanding awards, (ii) increase the aggregate number of shares of common stock that may be issued under the 2018 Plan, (iii) modify the requirements as to eligibility for participation in the 2018 Plan or (iv) change the stated performance conditions for performance-based compensation within the meaning of Section 162(m) of the Code. Additionally, to the extent the Compensation Committee deems necessary for the 2018 Plan to continue to grant awards that are intended to comply with the performance-based exception to the deduction limits of Section 162(m) of the Code, the Compensation Committee will submit the material terms of the stated performance conditions to our stockholders for approval no later than the first stockholder meeting that occurs in the fifth year following the year in which our stockholders previously approved the performance goals.

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Material U.S. federal income tax consequences of awards under the 2018 Plan

The following discussion summarizes the principal federal income tax consequences associated with awards under the 2018 Plan. The discussion is based on laws, regulations, rulings and court decisions currently in effect, all of which are subject to change.

ISOs.  A participant will not recognize taxable income on the grant or exercise of an ISO (although the excess of the fair market value of the common stock over the exercise price will be included for alternative minimum tax purposes). A participant will recognize taxable income when he or she disposes of the shares of common stock acquired under the ISO. If the disposition occurs more than two years after the grant of the ISO and more than one year after its exercise, the participant will recognize long-term capital gain (or loss) to the extent the amount realized from the disposition exceeds (or is less than) the participant’s tax basis in the shares of common stock. A participant’s tax basis in the common stock generally will be the amount the participant paid for the stock. If common stock acquired under an ISO is disposed of before the expiration of the ISO holding period described above, the participant will recognize as ordinary income in the year of the disposition the excess of the fair market value of the common stock on the date of exercise of the ISO over the exercise price. Special rules apply if a participant pays the exercise price by delivery of common stock. We will not be entitled to a federal income tax deduction with respect to the grant or exercise of an ISO. However, in the event a participant disposes of common stock acquired under an ISO before the expiration of the ISO holding period described above, we generally will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

NQSOs.  A participant will not recognize any taxable income on the grant of a NQSO. On the exercise of a NQSO, the participant will recognize as ordinary income the excess of the fair market value of the common stock acquired over the exercise price. A participant’s tax basis in the common stock is the amount paid plus any amounts included in income on exercise. Special rules apply if a participant pays the exercise price by delivery of common stock. The exercise of a NQSO generally will entitle us to claim a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

SARs.  A participant will not recognize any taxable income at the time SARs are granted. The participant at the time of exercise will recognize as ordinary income the amount of cash and the fair market value of the common stock that he or she receives. We generally will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

Restricted Stock Awards and RSUs.  With regard to Restricted Stock Awards, a participant will recognize ordinary income on account of a Restricted Stock Award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The ordinary income recognized will equal the excess of the fair market value of the common stock on such date over the price, if any, paid for the stock. However, even if the shares under a Restricted Stock Award are both nontransferable and subject to a substantial risk of forfeiture, the participant may make a special “83(b) election” to recognize income, and have his or her tax consequences determined, as of the date the Restricted Stock Award is made. The participant’s tax basis in the shares received will equal the income recognized plus the price, if any, paid for the Restricted Stock Award. We generally will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes. With regard to RSUs, the participant will not recognize any taxable income at the time RSUs are granted. When the terms and conditions to which the RSUs are subject have been satisfied and the RSUs are paid, the participant will recognize as ordinary income the fair market value of the common stock he or she receives. We generally will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes.

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Incentive Awards.  A participant will not recognize any taxable income at the time an Incentive Award is granted. When the terms and conditions to which an Incentive Award is subject have been satisfied and the award is paid, the participant will recognize as ordinary income the amount of cash and the fair market value of the common stock he or she receives. We generally will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

Stock-Based Awards.  A participant will recognize ordinary income on receipt of cash or shares of common stock paid with respect to a Stock-Based Award. We generally will be entitled to a federal tax deduction equal to the amount of ordinary income the participant recognizes.

Dividend Equivalents.  A participant will recognize as ordinary income the amount of cash and the fair market value of any common stock he or she receives on payment of the Dividend Equivalents. To the extent the Dividend Equivalents are paid in the form of other awards, the participant will recognize income as otherwise described herein.

Cash Awards. With regard to Cash Awards, a participant will recognize ordinary income on account of a Cash Award on the first day that the award is not subject to a substantial risk of forfeiture. We generally will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes.

Limitation on Deductions.  The deduction for a publicly-held corporation for otherwise deductible compensation to a “covered employee” generally is limited to $1,000,000 per year. An individual is a covered employee if he or she is the chief executive officer, chief financial officer or one of the three highest compensated officers for the year (other than the chief executive officer or chief financial officer) or was a covered employee for any preceding year beginning after December 31, 2016.

Other Tax Rules.  The 2018 Plan is designed to enable our Compensation Committee to structure awards that will not be subject to Section 409A of the Code, which imposes certain restrictions and requirements on deferred compensation. However, our Compensation Committee may grant awards that are subject to Section 409A of the Code. In that case, the terms of such 409A Award will be (a) subject to the deferral election requirements of Section 409A of the Code; and (b) may only be paid upon a separation from service, a set time, death, disability, a change in control or an unforeseeable emergency, each within the meanings of Section 409A of the Code. Our Compensation Committee shall not have the authority to accelerate or defer a 409A Award other than as permitted by Section 409A of the Code. Moreover, any payment on a separation from service of a “Specified Employee” (as defined in the 2018 Plan) under a 409A award will not be made until six months following the participant’s separation from service (or upon the participant’s death, if earlier) as required by Section 409A of the Code.

Non-Employee Director Compensation

Upon completion of this offering, our non-employee directors will receive a quarterly cash retainer of $          . In addition, we will reimburse all of our directors for travel and other necessary business expenses incurred in the performance of director services and extend coverage to them under our directors’ and officers’ indemnity insurance policies.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Sections 8.1 and 8.2 of Article VIII of our bylaws provide for indemnification by us of our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

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Article X of our certificate of incorporation eliminates the liability of a director or stockholder for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under Delaware law. Under Section 102(b)(7) of the DGCL, a director shall not be exempt from liability for monetary damages for any liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, under the merger agreement, we have agreed, following the effective times of the mergers, to indemnify and exculpate (and advance expenses to), each present and former director and officer of ConversionPoint and its subsidiaries and Inuvo and its subsidiaries, together with their respective executors, heirs and administrators, against all losses, claims, damages, expenses (including reasonable attorneys’ fees and including any attorneys’ fees or other fees incurred to enforce our indemnification obligation), or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective times of the mergers. We have also agreed to continue all rights to exculpation or indemnification provided for in the organizational documents of ConversionPoint and Inuvo in favor of the current or former directors or officers of ConversionPoint and Inuvo, as applicable. Further, we have agreed, subject to certain limitations, to cause the surviving corporations in the ConversionPoint merger and Inuvo merger to maintain, for six years after the effective times of the mergers, directors’ and officers’ liability insurance in an amount and scope reasonably acceptable to ConversionPoint and Inuvo, as applicable.

Prior to the completion of this offering, we will enter into agreements to indemnify our directors and officers as determined by our board of directors. These agreements will provide for indemnification of related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and our bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions of our certificate of incorporation or our bylaws, or otherwise, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Certain Relationships and Related Party Transactions

Set forth below are summaries of related person transactions for ConversionPoint Holdings, ConversionPoint and Inuvo covering the periods indicated. It is our intention to ensure that all future transactions, if any, between us and related persons are approved by our audit committee or a majority of the independent and disinterested members of our board of directors (except for compensation arrangements, which are approved by our compensation committee), and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties. See “Policies and Procedures for Related Person Transactions” below.

ConversionPoint

The following is a summary of transactions since May 20, 2016 (the date of inception) to which ConversionPoint has been a participant, in which:

•	the amount involved exceeded or will exceed $120,000; and

•	any of ConversionPoint’s directors, executive officers, or holders of more than 5% of its voting securities, or immediate family member or affiliate of such persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under “Description of ConversionPoint—Executive Compensation—Executive Employment Agreements” beginning on page 100.

All of the related party transactions described below have been approved by a majority of the disinterested members of the ConversionPoint board. ConversionPoint believes that each of the transactions described below were on terms no less favorable to ConversionPoint than terms ConversionPoint would have obtained from unaffiliated third parties.

Agreements with Branded Response and Push Holdings

On May 19, 2016 Branded Response issued Shock Media Group, Inc., a company controlled by Peter Nguyen, a significant stockholder and former director of ConversionPoint, a non-interest bearing Promissory Note in the principal amount of $100,000, which note was repaid on July 5, 2018.

On June 22, 2016, Branded Response entered into a Bill of Sale and Assignment and Assumption Agreement with FigJam Media, Inc., a Florida corporation, pursuant to which Branded Response purchased various beauty product inventory and domain names in exchange for a $540,000 Promissory Note issued to Spoya Pty Ltd., and an agreement to pay a royalty to Figjam equal to 5% of the net sales generated by the assets purchased. At the time of the transaction, Stephen Blazick, who was a director, officer and shareholder of Branded Response, owned 33% of Figjam Media, Inc. On August 7, 2017, Branded Response transferred the assets of FigJam to an equity holder in Figjam Media, Inc., in exchange for a mutual release of claims.

On July 18, 2016, Branded Response issued Shock Media Group, Inc., a non-interest bearing Promissory Note in the amount of $225,000, which was due and payable on July 13, 2018. On May 1, 2017, Branded Response and Shock Media Group, Inc., amended the note to extend the maturity date to April 30, 2019. As of October 31, 2018, $225,000 was outstanding under the note.

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Pursuant to a CFO Consulting Agreement dated October 1, 2016, between Branded Response and Thomsen & Associates Consulting Corporation, which is wholly-owned by Jack Thomsen, the Chief Financial Officer of Branded Responses, Inc., and ConversionPoint’s current Treasurer, Branded Response paid Thomsen & Associates $27,000 during 2016 and $98,000 during 2017, for CFO consulting services provided to Branded Response and ConversionPoint.

On January 11, 2017, in exchange for a loan in the amount of $100,000, Branded Response issued a non-interest-bearing $100,000 Promissory Note to Shogun Health Inc., a company controlled by Robert Tallack, which note was repaid in May 2018.

On April 25, 2017, in connection with ConversionPoint’s acquisition of Push Holdings, ConversionPoint assumed a Lease Agreement dated June 1, 2017, between Tamble, Inc., as tenant, and Glenwood, LLC, as landlord, for the premises located at 225 Thomas Avenue North, Minneapolis, Minnesota, at which Push and its subsidiaries conduct their operations. The original rent was $14,000 per month and the lease expired on June 30, 2019. On September 15, 2018, in connection with the landlord’s further build out of the premises for use by ConversionPoint, ConversionPoint amended the lease to increase the rent to $27,000 per month and extend the term of the lease to December 31, 2021. Messrs. Newton and Jahnke, are officers and directors, and each hold over 5% of ConversionPoint’s voting securities, are members and managers of Glenwood, LLC.

On April 25, 2017, in connection with ConversionPoint’s acquisition of Push Holdings, ConversionPoint and its wholly-owned subsidiaries, Branded Response and Push Holdings, entered into a two-year Source Code License Agreement with Haig Newton and Christopher Jahnke pursuant to which Messrs. Newton and Jahnke granted ConversionPoint and its wholly-owned subsidiaries a worldwide, exclusive, royalty free license to use the source code developed by the subsidiaries of Push Holdings, which underlies certain of ConversionPoint’s software solutions. Under the license agreement, Messrs. Newton and Jahnke agreed to transfer and assign ConversionPoint the source code at no additional cost, immediately upon the earlier of the consummation of a public offering, or receipt of an independent third-party valuation of the shares of ConversionPoint’s common stock held by Messrs. Newton and Jahnke of at least $18,000,000. On November 22, 2017, although such transfer conditions had not yet been satisfied, Messrs. Jahnke and Newton transferred the source code to ConversionPoint pursuant to an Intellectual Property Assignment, in exchange for the issuance to each of Messrs. Jahnke and Newton, of a warrant to purchase 250,000 shares of common stock, having exercise prices of $9.21 per share. On October 31, 2018, ConversionPoint, Mr. Jahnke and Mr. Newton agreed to cancel the warrants.

On April 25, 2017, pursuant to an Exchange Agreement, ConversionPoint acquired of all of the outstanding shares of common stock of Branded Response Inc., from Peter Nguyen, Stephen Blazick and Robert Tallack in exchange for an aggregate of 6,824,500 shares of ConversionPoint’s common stock. At the time of the acquisition, Messrs. Nguyen, Blazick and Tallack were ConversionPoint’s sole officers, directors and stockholders, and each held over 5% of ConversionPoint’s voting securities.

Pursuant to a Services Agreement entered into in or about June 2016, between Branded Response and Push Innovation Live LLC, a California limited liability company which is controlled by Peter Nguyen, ConversionPoint’s former chairman and the holder of over 5% of ConversionPoint’s voting securities, between July 2016 and March 2017, and between June 4, 2017 and August 25, 2018, Push Innovations Live provided Branded Response with call center services. Pursuant to the agreement, for the fiscal years ended December 31, 2016, and December 31, 2017, Branded Response paid $411,282 and $940,353, respectively, to Push Innovations Live LLC, and for the nine months ended September 30, 2018, Branded Response paid $84,192 to Push Innovations Live LLC. On August 25, 2018, ConversionPoint terminated its agreement with Push Innovations Live LLC.

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Pursuant to a Services Agreement dated in or about June 2016, between Branded Response and Chargeback 360, LLC, a California limited liability company, which is controlled by Mr. Nguyen, Chargeback 360, LLC, provided certain chargeback services to Branded Response. Pursuant to the agreement, for the fiscal years ended December 31, 2016, and December 31, 2017, Branded Response paid $398,053 and $1,607,107, respectively, to Chargeback 360, LLC, and for the nine months ended September 30, 2018, Branded Response paid $94,715 to Chargeback 360, LLC. On September 30, 2018, ConversionPoint terminated its agreement with Chargeback 360, LLC.

Pursuant to a Master Services Agreement dated June 2, 2016, between Branded Response and Ad Exchange Group, LLC, a California limited liability company, which is controlled by Mr. Nguyen, Ad Exchange Group, LLC provides Branded Response with certain order fulfillment services. Under the agreement, for the fiscal years ended December 31, 2016, and December 31, 2017, Branded Response paid $1,184,873 and $2,534,250, respectively, to Push Innovations, LLC, which is wholly-owned by Ad Exchange Group, LLC, and for the nine months ended September 30, 2018, Branded Response paid $394,126 to Push Innovations Live, LLC.

Between May 2016 and July 2018, Branded Response and ConversionPoint shared office space, equipment, furniture and fixtures with Shock Media Group, Inc., which is controlled by Mr. Nguyen, and between May 2016 and April 2017, Branded Response’s employees were on Shock Media Group, Inc.’s payroll. For the fiscal years ended December 31, 2016, and December 31, 2017, ConversionPoint paid $401,094 and $52,934, respectively, to Shock Media Group, Inc., for rent and reimbursement of expenses, including, but not limited to payroll and related expenses, and for the nine months ended September 30, 2018, ConversionPoint paid $110,879 to Shock Media Group, Inc., for rent and expense reimbursements.

During 2016 and 2017, Branded Response purchased $43,461, and $72,844, respectively, in web traffic from Ad Exchange Group, LLC. During 2017, Branded Response sold $53,514 in web traffic to Ad Exchange Group, LLC. Mr. Nguyen owns and controls Ad Exchange Group, LLC.

For the year ended December 31, 2016, Branded Response paid $89,000 to Shogun Health, Inc., a Canadian corporation, which is wholly-owned by Robert Tallack, as compensation for consulting services provided to Branded Response. During the year ended December 31, 2017, Branded Response paid $108,000 to Shogun Health, Inc., a Canadian corporation, which is wholly-owned by Robert Tallack, as compensation for consulting services provided to Branded Response and ConversionPoint.

For the fiscal year ended December 31, 2017, Branded Response paid MJB Fitness, Inc., an entity in which Mr. Tallack holds an economic interest, $158,500 for consulting services provided to Branded Response and ConversionPoint.

On September 1, 2017, Branded Response entered into an Intellectual Property License Agreement with MJB Fitness, Inc., pursuant to which MJB Fitness licensed to Branded Response, the right to sell certain eBooks created and owned by MJB Fitness. Pursuant to the license agreement, for the fiscal year ended December 31, 2017, Branded Response paid MJB Fitness $486,923, and for the nine months ended September 30, 2018, Branded Response paid MJB Fitness $165,109. Robert Tallack has an economic interest in MJB Fitness.

CPT Investments, LLC

On October 31, 2018, ConversionPoint loaned $25,000 to CPT Investments, LLC, a California limited liability company, owned by Bridgewater Capital Corporation, Mr. Marks and Mr. Kilambi. Bridgewater Capital is controlled by Messrs. Peschong and Thomsen and CPT Investments, LLC, is managed by Mr. Kilambi. In exchange for the loan, CPT Investments, LLC, issued ConversionPoint a Promissory Note that accrues interest at a rate of 10% per annum and is due and payable on or before June 30, 2019. On November 1, 2018, CPT Investments, LLC agreed to loan up to $2,000,000 to Inuvo and in connection with the same, ConversionPoint Investments, LLC loaned $1,000,000 to Inuvo, in exchange for a Convertible Promissory Note in the principal amount of $1,000,000 which accrues interest at a rate of 10% per annum and is due and payable on or before the earlier of November 1, 2021 and the closing of the mergers.

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Acquisitions

On April 25, 2017, pursuant to an Exchange Agreement, ConversionPoint acquired of all of the outstanding shares of common stock of Branded Response Inc., a California corporation, from Peter Nguyen, Stephen Blazick and Robert Tallack in exchange for an aggregate of 6,824,500 shares of ConversionPoint’s common stock.

On April 28, 2017, pursuant to an Exchange Agreement, ConversionPoint acquired all of the outstanding shares of common stock of Push Holdings, Inc., a Delaware corporation, from Christopher Jahnke and Haig Newton, in exchange for an aggregate of 3,157,500 shares of ConversionPoint’s common stock. Push Holdings wholly owns Push Interactive, LLC, a Delaware limited liability company, Comiseo LLC, a Minnesota limited liability company, and Tamble Inc., a Delaware corporation. Push Interactive, LLC, wholly owns Push Properties, LLC, a Minnesota limited liability company and Tremeta LLC, a Minnesota limited liability company. In connection with the Share Exchange Agreement, Branded Response and Push Holdings entered into a two-year Source Code License Agreement with Haig Newton and Christopher Jahnke pursuant to which Messrs. Newton and Jahnke granted ConversionPoint a worldwide, exclusive, fully-paid royalty free license for the source code developed by the subsidiaries of Push Holdings, Inc., which underlies certain of ConversionPoint’s software solutions.

On December 1, 2017, ConversionPoint acquired SellPoints, a Delaware corporation, through a reverse triangular merger, pursuant to which SellPoints became ConversionPoint’s wholly-owned subsidiary, and the stockholders of SellPoints became stockholders of ConversionPoint. The purchase price was $17,291,818, calculated based on the fair value of the ConversionPoint common stock delivered in connection with the purchase. As a result of the closing of the merger, ConversionPoint issued (1) 1,302,230 shares of common stock to the former stockholders of SellPoints, (2) 260,051 shares of common stock to certain bridge note holders of SellPoints, (3) 19,111 shares of common stock to the secured lenders of SellPoints, and (4) 296,133 shares of common stock was placed in escrow to satisfy certain indemnification claims and other obligations under the merger agreement, of which 162,071 remains in escrow.

Warrant Cancellations

On October 31, 2018, ConversionPoint entered into agreements with each of Messrs. Newton, Jahnke, Peschong and Kilambi and with Hybrid Theory Capital, Ltd., a company controlled by Mr. Tallack, whereby warrants to purchase an aggregate of 2,200,000 shares of ConversionPoint common stock held by such warrant holders were voluntarily cancelled in order to obtain an acceptable capitalization of ConversionPoint in connection with the mergers.

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RSU Grants

On August 30, 2018, ConversionPoint issued restricted stock units covering an aggregate of 234,000 shares of ConversionPoint common stock to certain executive officers. On October 31, 2018, ConversionPoint issued an aggregate of 694,893 RSUs to certain executive officers and employees.

Employment Agreements

ConversionPoint has entered into an employment agreement with each of Messrs. Tallack, Janke, Kilambi, Marks and Newton, providing for, without limitation, certain payments upon termination. See “Description of ConversionPoint–Executive Compensation–Executive Employment Agreements” in this joint proxy statement/prospectus for a further discussion of these agreements.

Inuvo

In April 2013, Inuvo entered into a Services Agreement with First Orion Corp. whereby Inuvo and First Orion Corp., provided each other with office and technical support services on a cost plus 30% basis. The fees under the Services Agreement fluctuated depending on usage and in 2017 and 2016, Inuvo received a total of $117,385 and $101,884, respectively from First Orion Corp. for providing services.

On February 19, 2015, Inuvo entered into an Aircraft Time Sharing Agreement with CD Morg., Inc., an affiliate of Mr. Morgan, regarding Inuvo’s business use of an aircraft owned by CD Morg., Inc. The fees under the Aircraft Time Sharing Agreement fluctuate depending on usage. In 2017 and 2016 these fees were not material.

For the three and nine months ended September 30, 2018, Inuvo received a total of $10,500 and $31,500, respectively, and for the three and nine months ended September 30, 2017, $27,576 and $91,718, respectively, from First Orion Corp. for providing IT services.

On November 1, 2018, Inuvo entered into certain 10% Promissory Notes with members of the Inuvo board, wherein Messrs. Howe, Morgan, Burnett, and Cameron each lent Inuvo $62,500 for an aggregate of $250,000. Inuvo used the proceeds from the notes to cover a portion of the costs associated with the mergers. The notes are unsecured, bear interest at 10% per annum, and the principal and accrued interest is due on November 1, 2019, subject to acceleration upon an “Event of Default” or “Change of Control” (as those terms are defined in the notes). Inuvo’s obligations under the notes are subordinate to Inuvo’s obligations to Western Alliance Bank, a secured lender of Inuvo, and to holders of Inuvo’s subordinated promissory notes issued to CPT Investments, LLC.

Other than these transactions, there have been no transactions since January 1, 2016 nor are there any currently proposed transactions in which Inuvo was or is to be participant in which any related person had or will have a direct or indirect material interest.

Indemnification of Officers and Directors

Our certificate of incorporation and our bylaws provide that we will indemnify our directors and officers with respect to certain liabilities, expenses and other accounts imposed upon them because of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. See “Description of Capital Stock–Limitation on Liability and Indemnification of Directors and Officers” on page 128 of this prospectus.

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Policies and Procedures for Related Person Transactions

Our board of directors will adopt a written policy with respect to related person transactions, which will become effective at the time of this offering. This policy will govern the review, approval or ratification of covered related person transactions. The audit committee of our board of directors will manage this policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant, and the amount involved exceeds the applicable dollar threshold set forth under Item 404 of Regulation S-K and in which any related person had, has or will have a direct or indirect material interest. As defined in Item 404 of Regulation S-K, “related person” generally includes our directors (and director nominees), executive officers, holders of more than 5% of our voting securities, and immediate family members or affiliates of such persons.

The policy will generally provide that we may enter into a related person transaction only if:

•	the audit committee pre-approves such transaction in accordance with the guidelines set forth in the policy,

•	the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the audit committee (or the chairperson of the audit committee) approves or ratifies such transaction in accordance with the guidelines set forth in the policy,

•	the transaction is approved by the disinterested members of the board of directors, or

•	the transaction involves compensation approved by the compensation committee of the board of directors.

In the event a related person transaction is not pre-approved by the audit committee and our management determines to recommend such related person transaction to the audit committee, such transaction must be reviewed by the audit committee. After review, the audit committee will approve or disapprove such transaction. If our Chief Executive Officer, in consultation with our audit committee, determines that it is not practicable or desirable for us to wait until the next audit committee meeting, the chairperson of the audit committee will possess delegated authority to act on behalf of the audit committee. The audit committee (or the chairperson of the audit committee) may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the audit committee (or the chairperson of the audit committee) determines in good faith. All approvals made by chairperson of the audit committee will be ratified by the full audit committee at the next regularly scheduled meeting or within 120 days from approval by chairperson.

We expect that our audit committee will determine that that the following transactions, even if the amount exceeds the applicable dollar threshold set forth under Item 404 of Regulation S-K in the aggregate, will be deemed to be pre-approved by the audit committee:

•	any employment of certain named executive officers that would be publicly disclosed;

•	director compensation that would be publicly disclosed;

•	transactions with other companies where the related person’s only relationship is as a director or owner of less than ten percent of such company (other than a general partnership), if the aggregate amount involved does not exceed the greater of $200,000 or five percent of that company’s consolidated gross revenues;

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•	transactions where all stockholders receive proportional benefits;

•	transactions involving competitive bids;

•	transactions with a related person involving the rendering of services at rates or charges fixed in conformity with law or governmental authority; and

•	transactions with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

In addition, the audit committee will review the policy at least annually and recommend amendments to the policy to the board of directors from time to time.

The policy will provide that all related person transactions will be disclosed to the audit committee, and all material related person transactions will be disclosed to the board of directors. Additionally, all related person transactions requiring public disclosure will be properly disclosed, as applicable, on our various public filings.

The audit committee will review all relevant information available to it about the related person transaction. The policy will provide that the audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests and the best interests of our stockholders. The policy will also provide that the audit committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information on a pro forma basis after taking into account the closing of the mergers regarding beneficial ownership of our common stock as of , 2019 by:

•	each person, or group of affiliated persons, known by us who will beneficially own more than 5% of our shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The table is based on information provided to us by our directors, executive officers and principal stockholders and our expectations as to ownership of our common stock by the holders of common stock of ConversionPoint and Inuvo at the closing of the mergers. Beneficial ownership is determined in accordance with the rules of the SEC, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including stock options and warrants that are exercisable within 60 days of          , 2018. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Shares of common stock underlying derivative securities, if any, that are currently exercisable or exercisable within 60 days after           , 2018 are deemed to be outstanding in calculating the percentage ownership of the applicable person or group, but are not deemed to be outstanding as to any other person or group.

For purposes of computing percentage ownership after our initial public offering, we have assumed that             shares of our common stock will be issued by us in our initial public offering. The table below assumes that the initial public offering price for shares of our common stock to be sold in this offering is $        per share, which is the midpoint of the range on the front cover of this prospectus. The precise holdings of shares of our common stock by particular existing owners after the offering would differ from that presented in the table below if the actual initial public offering price per share differs from the assumed price.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ConversionPoint Holdings, Inc., 840 Newport Center Drive, Suite 450, Newport Beach, California 92660.

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	Shares of Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percentage (1)	Number (2)	Percentage (3)

Directors, Director Nominees and Named Executive Officers
Robert Tallack(4)		%		%
Raghu Kilambi(4)		%		%
Richard Howe(4)		%		%
Gordon Cameron(4)
Greater than 5% stockholders
[●]		%		%
[●]		%		%
All directors and executive officers as a group ([●] persons)		%		%

________

*	Less than 1%.

(1)	Percentage of beneficial ownership prior to the offering is based on shares of common stock to be outstanding as of the closings of the mergers.

(2)	Assumes no purchase of shares of common stock in this offering by our directors, executive officers and greater than 5% stockholders.

(3)	Percentage of beneficial ownership after the offering is based on shares of common stock, consisting of shares of common stock outstanding as of the closings of the mergers and an assumed shares of our common stock that will be issued by us in this offering. The percentage of shares beneficially owned after the offering assumes no exercise of (i) the underwriters’ over-allotment option to purchase additional shares of our common stock and (ii) the representative’s warrants.

(4)	Messrs. Tallack and Kilambi are directors of ConversionPoint Holdings. Messrs. Howe and Cameron are director nominees of ConversionPoint Holdings. Messrs. Tallack, Kilambi, Newton and Jahnke are named executive officers of ConversionPoint Holdings.

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Description of Capital Stock

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the consummation of this offering. We are incorporated in the State of Delaware. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law.

Authorized Capital Stock

Immediately following the completion of this offering, we will be authorized to issue up to 90,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

The following summarizes the rights of holders of our common stock:

•	each holder of common stock is entitled to one vote per share on all matters to be voted upon generally by the stockholders;

•	subject to preferences that may apply to shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to receive lawful dividends as may be declared by our board of directors;

•	upon our liquidation, dissolution or winding up, the holders of our shares of common stock and non-voting common stock are entitled to receive a pro rata portion of all of our assets remaining for distribution after satisfaction of all its liabilities and the payment of any liquidation preference of any then outstanding preferred stock;

•	there are no redemption or sinking fund provisions applicable to our common stock; and

•	there are no preemptive or conversion rights applicable to our common stock.

As of the closings of the mergers, there is expected to be              shares of common stock issued and outstanding and there is expected to be              holders of record of our common stock.

Preferred Stock

Our board of directors is authorized to issue from time to time, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with dividend, redemption, conversion, exchange, voting and other provisions as may be provided in that particular series. The issuance need not be approved by our common stockholders.

The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third-party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock.

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Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

A number of provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring and discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of ConversionPoint Holdings to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire ConversionPoint Holdings because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of ConversionPoint Holdings.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL, which we refer to as Section 203, regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under specified circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the outstanding voting stock owned by the stockholder) (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

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The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Board Vacancies; Removal

Our bylaws provide that any vacancy occurring on our board of directors may be filled by a majority of directors then in office, even if less than a quorum. Our certificate of incorporation provides that directors may be removed only for cause by affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock entitled to vote. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Special Meetings of Stockholders

Our bylaws provide that only our board of directors may call a special meeting, and that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. This provision will limit the ability of a stockholder to call a special meeting of the stockholders.

Exclusive Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, or the DGCL, the personal liability of our directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. Our certificate of incorporation and bylaws provide that we must indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the DGCL.

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Sections 145(a) and 102(b)(7) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation's request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director, officer employee or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, provided that such director, officer employee or agent had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director, officer, employee or agent is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

 Prior to the completion of this offering, we will enter into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

Prior to the completion of this offering, we will purchase and we currently intend to maintain directors’ and officers’ liability insurance.

Qualification and Election of Directors

Our bylaws provide that to be eligible to be a nominee for election to our board of directors, a person must submit a written questionnaire regarding his or her background and qualifications and must agree to other representations as set forth in our bylaws. In addition, we have adopted a director resignation policy. The director resignation policy is incorporated into our bylaws and will be incorporated in our Corporate Governance Guidelines and provides that any nominee for director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election must tender his or her resignation to the board of directors for consideration in accordance with the procedures set forth in our Corporate Governance Guidelines. The Nominating and Corporate Governance Committee will then evaluate the best interests of our company and our stockholders and will recommend to the board of directors the action to be taken with respect to the tendered resignation. Following the board of directors’ determination, we will promptly publicly disclose the board of directors’ decision of whether or not to accept the resignation and an explanation of how the decision was reached, including, if applicable, the reasons for rejecting the resignation.

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Listing

There is currently no established public trading market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. We intend to apply to have our shares of common stock listed for trading on The NASDAQ Capital Market under the symbol “CPTI” and on the TSX under the symbol “CPTI.” No assurance can be given that such listings will be approved.

Transfer Agent

          , will serve as transfer agent and registrar for our common stock.

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Shares Eligible for Future Sale

Immediately prior to this offering, there has been no established public trading market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares issued under our 2018 Plan, in the public market after this offering, or the anticipation of those sales, could adversely affect the public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We intend to apply to have our common stock listed on The NASDAQ Capital Market under the symbol “CPTI” and the TSX under the symbol “CPTI.”

Based on shares of common stock outstanding as of the completion of the mergers, after giving effect to the issuance of the shares of our common stock offered in this offering, we will have outstanding an aggregate of              shares of common stock (or              shares of common stock if the underwriters exercise in full their option to purchase additional shares of our common stock). Also, upon completion of this offering,        shares of our common stock will be issuable upon the exercise of outstanding options and warrants.

The            shares of common stock sold by us in this offering (or              shares if the underwriters exercise in full their option to purchase additional shares of our common stock) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, or Rule 144, may generally only be sold in compliance with Rule 144, which is described below.

Of the remaining shares of common stock,          shares will not be “restricted securities,” and        shares will be deemed “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% stockholders and certain other related persons.

Under Rule 144, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our capital stock, or (ii) an amount equal to the average weekly trading volume of our common stock on The NASDAQ Capital Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale, and provided that such sales comply with the current public information requirements of Rule 144. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale.

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Rule 701

In general, under Rule 701 under the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after the effective date of the registration statement in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Lock-up Agreements

We, all of our directors and officers have agreed not to sell or otherwise transfer or dispose of any common stock for a period of days from the date of this prospectus. See “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under the 2018 Plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

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Underwriting

We have entered into an underwriting agreement with           acting as the representative for the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of shares of common stock at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Shares

Total

All of the shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares of common stock are taken, other than those shares of common stock and warrants covered by the over-allotment option described below.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than      calendar days after the closing of this offering, to purchase up to an additional                    shares of common stock (       % of the shares of common stock sold in this offering) from us to cover over-allotments, if any, at a price per share of common stock of $          , less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase these additional shares of common stock. If any additional shares of common stock are purchased, the underwriters will offer the additional shares of common stock on the same terms as those on which the shares of common stock are being offered hereby.

Discounts and Commissions

The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the initial public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $            per share, of which up to $            per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the representative.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

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	Per Share	Total Without Over- Allotment	Total With Over- Allotment
Public offering price
Underwriting discounts and commissions ( %)
Non-accountable expense allowance ( %)(1)
Proceeds, before expenses, to us

(1)	The non-accountable expense allowance of % is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

In addition, we have also agreed to pay the following expenses of the underwriters relating to the offering:      .

We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $     .

Right of First Refusal

Until       months from the effective date of the registration statement of which this prospectus is a part, the representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the representative sole discretion, for each and every future public and private equity and debt offerings for ConversionPoint Holdings, or any successor to or any subsidiary of ConversionPoint Holdings, including all equity linked financings, on terms customary to the representative. The representative shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Prior to the offering, there has been no public market for shares of our common stock. The initial public offering price has been negotiated among us and the representative. Among the factors considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, were the information set forth in this prospectus and otherwise available to the representative; our history and prospects and the history and prospects for the industry in which we compete; estimates of our business potential and earnings prospects; an assessment of our management; recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

We plan to apply to list the shares of our common stock on The NASDAQ Capital Market under the symbol “CPTI” and the TSX under the symbol “CPTI.”

The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover of this prospectus After the offering to the public, the offering price and other selling terms may be changed by the representative without changing our proceeds from the underwriters’ purchase of the shares.

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The underwriters and their affiliates may in the future provide various investment banking and other financial services for us, for which they may receive, in the future, customary fees.

Lock-Up Agreements

We, and each of our directors and officers have agreed for a period of       months, without the prior written consent of the representative, not to directly or indirectly:

•	issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or

•	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or

•	complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or

•	enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

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These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative of the underwriters to underwriters and selling group members that may make internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of five percent of the total number of shares of common stock offered by them.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus is a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

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Legal Matters

The validity of the securities offered hereby will be passed upon for us by Troutman Sanders LLP, Irvine, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by        .

Experts

The consolidated financial statements of ConversionPoint as of December 31, 2017 and 2016, have been incorporated by reference in this registration statement have been so included in reliance upon the reports of Squar Milner LLP, as stated in their report appearing elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements), and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Inuvo as of December 31, 2017 and 2016 appearing in this registration statement have been audited by Mayer Hoffman McCann P.C., as stated in their report appearing elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements), and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The finalized statements of SellPoints, Inc. as of November 30, 2017 and December 31, 2016, and the related statements of operations, stockholders’ deficit and cash flows for the period from January 1, 2017 through November 30, 2017, and for the year ended December 31, 2016 have been so included in reliance upon the reports of Frank Rimerman & Co., LLP, as stated in their report offering election in the registration statement (which report expresses an unqualified opinion on the financial statements), and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing..

Where You Can Find More Information

This prospectus, which constitutes a part of the registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Accordingly, we refer you to the registration statement, including the exhibits and schedules thereto, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the Registration Statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s internet website at www.sec.gov.

Upon completion of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file periodic reports, proxy and information statements and other information with the SEC. You will be able to inspect and copy these periodic reports, proxy and information statements and other information at the addresses set forth above. In addition, you will be able to request a copy of any of our periodic reports filed with the SEC at no cost, by writing or telephoning us at the following address:

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Investor Relations

ConversionPoint Holdings, Inc.

840 Newport Coast Drive, Suite 450

Newport Beach, California 92660

(888) 706-6764

We also currently intend to maintain an internet website at www.conversionpoint.com following the completion of this offering. Information contained on or accessible through our website is not part of this prospectus.

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Index To Financial Statements

ConversionPoint Technologies Inc.

Condensed Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017 (Unaudited)	F-3

Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2018 and 2017 (unaudited)	F-4

Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the Nine Months Ended September 30, 2018	F-5

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2018 and 2017	F-6

Notes to Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2018	F-8

Report of Independent Registered Public Accounting Firm	F-33

Consolidated Balance Sheets as of December 31, 2017 and 2016	F-35

Consolidated Statements of Operations for the Year Ended December 31, 2017 and for the Period from May 20, 2016 (Inception) Through December 31, 2016	F-36

Consolidated Statements of Stockholders’ Equity (Deficit) for the Year Ended December 31, 2017 and for the Period from May 20, 2016 (Inception) Through December 31, 2016	F-37

Consolidated Statements of Cash Flows for the Year Ended December 31, 2017 and for the Period from May 20, 2016 (Inception) Through December 31, 2016	F-38

Notes to Consolidated Financial Statements, December 31, 2017 and 2016	F-40

SellPoints, Inc.

Independent Auditor’s Report	F-64

Balance Sheets, November 30, 2017 and December 31, 2016	F-66

Statements of Operations for the Year Ended December 31, 2016 and for the Period from January 1, 2017 through November 30, 2017	F-67

Statements of Stockholders’ Deficit, Period from January 1, 2017 through November 30, 2017 and Year Ended December 31, 2016	F-68

Statements of Cash Flows	F-69

Notes to Financial Statements for the Year Ended December 31, 2016 and for the Period from January 1, 2017 through November 30, 2017	F-71

Push Holdings, Inc.

Independent Auditor’s Report	F-99

Consolidated Balance Sheets as of April 28, 2017 and December 31, 2016	F-101

Consolidated Statements of Operations for the Period from January 1, 2017 through April 28, 2017 and the Year Ended December 31, 2016	F-102

F-1

Consolidated Statements of Stockholders’ Equity (Deficit) for the Period from January 1, 2017 through April 28, 2017 and the Year Ended December 31, 2016	F-103

Consolidated Statements of Cash Flows for the Period from January 1, 2017 through April 28, 2017 and the Year Ended December 31, 2016	F-104

Notes to Consolidated Financial Statements for the Period from January 1, 2017 through April 28, 2017 and the Year Ended December 31, 2016	F-105

Inuvo, Inc.

Consolidated Balance Sheets September 30, 2018 (Unaudited) and December 31, 2017	F-115

Consolidated Statements of Operations for the Three and Nine Months Ended September 2018 and 2017 (Unaudited)	F-116

Consolidated Statements of Cash Flows (Unaudited) For the Nine Months Ended September 30, 2018 and 2017	F-117

Notes to Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2018 and 2017 (Unaudited)	F-118

Report of Independent Registered Public Accounting the Years Ended December 31, 2017 and 2016	F-132

Consolidated Balance Sheets for the Years Ended December 31, 2017 and 2016	F-133

Consolidated Statements of Operations for the Years Ended December 31, 2017 and 2016	F-134

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2017 and 2016	F-135

Consolidated Statements of Cash Flows for the Years Ended December 31, 2017 and 2016	F-136

Notes to Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016	F-137

Report of Independent Public Accounting Firm for the Years Ended December 31, 2016 and 2015	F-157

Consolidated Balance Sheets for the Years Ended December 31, 2016 and 2015	F-158

Consolidated Statements of Operations for the Years Ended December 31, 2016 and 2015	F-159

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2016 and 2015	F-160

Consolidated Statements of Cash Flows for the Years Ended December 31, 2016 and 2015	F-161

Notes to Consolidated Financial Statements for the Years Ended December 31, 2016 and 2015	F-162

F-2

CONVERSIONPOINT TECHNOLOGIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2018 (Unaudited)	December 31, 2017
ASSETS
Current Assets
Cash and cash equivalents	$5,281,584	$4,695,803
Accounts receivable, net	5,459,466	4,737,663
Inventory	541,990	251,435
Prepaid expenses and other current assets	412,020	369,044
Total current assets	11,695,060	10,053,945
Property and Equipment, net (Note 4)	444,674	84,863
Other assets (Note 5)	214,684	391,653
Due from related party	–	80,763
Intangible Assets, net (Note 6)	18,528,359	20,476,475
Goodwill (Note 3)	23,923,248	24,348,248
Total assets	$54,806,025	$55,435,947
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,927,637	$2,651,796
Accrued expenses and other current liabilities (Note 7)	3,201,447	2,991,916
Deferred revenue	1,096,218	435,502
Note payable - related party (Note 15)	225,000	–
Notes payable, net (Note 8)	1,407,055	3,883,000
Convertible notes payable (Note 9)	3,310,000	–
Convertible notes payable – related party (Note 9)	50,000	–
Bridge notes payable (Note 8)	2,395,000	2,902,060
Loan payable (Note 8)	97,706	144,213
Total current liabilities	13,710,063	13,008,487
Deferred tax liability	–	277,380
Notes payable, net – long-term (Note 8)	1,055,283	–
Convertible notes payable (Note 9)	–	3,816,850
Notes payable – related party (Note 15)	–	425,000
Convertible notes payable - related party (Note 9)	–	50,000
Total liabilities	14,765,346	17,577,717
Commitments and contingencies (Note 13)
Stockholders’ Equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued or outstanding	–	–
Common stock, $0.0001 par value; 100,000,000 shares authorized; 14,012,378 and 12,619,472 issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	1,403	1,263
Additional-paid-in-capital	57,942,044	38,985,904
Accumulated deficit	(17,902,768)	(1,128,937)
Total stockholders’ equity	40,040,679	37,858,230
Total liabilities and stockholders’ equity	$54,806,025	$55,435,947

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

CONVERSIONPOINT TECHNOLOGIES INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,
	2018	2017

NET REVENUES	$28,609,440	$39,171,484

COST OF REVENUES	19,735,938	29,757,791

GROSS PROFIT	8,873,502	9,413,693

OPERATING EXPENSES:
Sales and marketing	2,255,238	3,508,154
General and administrative	19,286,983	2,224,087
Amortization of intangibles assets	3,313,467	654,703
Total operating expenses	24,855,688	6,386,944

(LOSS) INCOME FROM OPERATIONS	(15,982,186)	3,026,749

INTEREST EXPENSE, NET	1,065,825	230,361

(LOSS) INCOME BEFORE INCOME TAX BENEFIT	(17,048,011)	2,796,388

INCOME TAX BENEFIT	(274,180)	(289,624)

NET (LOSS) INCOME	$(16,773,831)	$3,086,012

BASIC AND DILUTED NET (LOSS) INCOME PER SHARE	$(1.25)	$0.34

WEIGHTED AVERAGE SHARES USED TO COMPUTE BASIC AND DILUTED NET (LOSS) INCOME PER SHARE	13,433,250	9,121,666

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

CONVERSIONPOINT TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Nine Months Ended September 30, 2018

	Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amount	Paid-In Capital	Deficit	Equity

BALANCE – January 1, 2018	12,619,472	$1,263	$38,985,904	$(1,128,937)	$37,858,230
Notes converted to equity	58,711	6	540,708	–	540,714
Working capital adjustment – acquisition of SellPoints	(46,146)	(4)	(424,996)	–	(425,000)
Common stock cancelled for indemnity settlement	(13,572)	(1)	(124,999)	–	(125,000)
Issuance of common stock for cash, net of issuance costs of $1,279,816	1,393,913	139	10,918,729	–	10,918,868
Issuance of stock-based compensation	–	–	7,271,859	–	7,271,859
Issuance of warrants to lenders	–	–	774,839	–	774,839
Net (loss)	–	–	–	(16,773,831)	(16,773,831)
BALANCE – September 30, 2018	14,012,378	$1,403	$57,942,044	$(17,902,768)	$40,040,679

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

CONVERSIONPOINT TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(16,773,831)	$3,086,012
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation of property and equipment	52,179	4,544
Amortization of intangible assets	3,313,467	654,703
Amortization of debt discount	79,368	–
Stock-based compensation	7,271,859	–
Deferred taxes	(277,380)	(630,162)
Changes in operating assets and liabilities:
Accounts receivable, net	(721,803)	(3,959,063)
Inventory	(290,555)	(56,201)
Prepaid expenses and other current assets	(42,976)	(342,619)
Other assets	(168,041)	–
Due from related party	80,763	(66,90)
Accounts payable	(724,159)	140,412
Accrued expenses and other current liabilities	188,556	1,487,801
Deferred revenue	660,716	–
Net cash (used in) provided by operating activities	(7,351,837)	318,527
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash acquired in acquisitions (Note 3)	–	391,186
Purchase of property and equipment	(411,990)	(21,785)
Software development costs	(1,365,351)	–
Settlement paid subsequent to acquisition (Note 3)	(125,000)	–
Issuance of notes receivable	–	(100,000)
Collection of notes receivable	25,000	30,000
Net cash (used in) provided by investing activities	(1,877,341)	299,401
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments under notes payable	(682,251)	–
Principal payments under loan payable	(46,507)	–
Principal payments under bridge notes payable	(550,000)	–
Principal payments under notes payable – related parties	(200,000)	–
Proceeds from issuance of convertible notes payable	–	2,526,850
Proceeds from issuance of notes payable - related party	–	100,000
Proceeds from issuance of convertible notes payable - related party	–	50,000
Payment of costs related to the issuance of common stock	(1,224,978)	–
Proceeds from issuance of stock	12,518,695	–
Net cash provided by financing activities	9,814,959	2,676,850
Net Increase in Cash	585,781	3,294,778

CASH – beginning of period	4,695,803	644,930

CASH – end of period	$5,281,584	$3,939,708

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-6

CONVERSIONPOINT TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2018	2017
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$464,649	$142,430
Income taxes	$5,313	$250,800

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Common stock issued for the acquisition of Push Holdings (Note 3)	$–	$18,000,000
Common stock cancelled in connection with the acquisition of SellPoints (Note 3)	$(425,000)	$–
Warrants issued to lenders	$774,839	$–
Notes converted to equity	$540,714	$–
Common stock cancelled for indemnity settlement	$(125,000)	$–
Accrued cost for issuance of common stock	$88,451	$–

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-7

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF THE BUSINESS

ConversionPoint Technologies Inc., (the “Company”) a Delaware corporation, was incorporated on November 2, 2016 and operates as a direct to consumer e-commerce, online marketing, and technology managed services company through its wholly-owned subsidiaries Branded Response Inc. (“Branded Response”), a California corporation, Push Holdings, Inc. (“Push”), a Delaware corporation, and SellPoints, Inc. (“SellPoints”), a Delaware corporation. The Company’s corporate headquarters are located in Newport Beach, California, Push is located in Minneapolis, Minnesota, and SellPoints is located in Emeryville, California.

The Company and its subsidiaries operate in three business segments – e-commerce Products, Managed Services, and Service as a Software (“SaaS”) (Note 14). Branded Response is a technology-focused e-commerce product company specializing in the direct-to-consumer marketing of health, wellness and beauty products. Branded Response utilizes proprietary technologies to optimize sales funnels and customer acquisitions on recurring subscription based pricing models. The vast majority of the revenues derived from Branded Response are in e-commerce Product with a minor amount of Managed Services. Push is an e-commerce technology company that has developed proprietary technology solutions including, among other things, artificial intelligence powered media buying optimization, customer relationship management, payment processing, fulfillment and customer lifecycle management platforms. Push utilizes their technologies to sell a multitude of products directly to consumers with a focus on recurring subscription based models. Push also licenses its software technology and provides managed technology services to various other e-commerce companies. Push’s revenue mix is approximately 47% Managed Services and 53% e-commerce Product revenue. SellPoints produces and syndicates rich media content to its large network of online shopping sites, facilitating and measuring increased levels of shopper engagement with the brands and products of the SellPoints’ clients. Additionally, SellPoints also provides performance marketing and analytics, which enables clients to leverage engagement insights to create, augment, and track online marketing programs. SellPoints also offers advanced digital advertising solutions, specializing in audience targeting and retargeting. SellPoints builds and integrates technologies to provide solutions for advertisers to target advertisements to people who have previously engaged with the advertisers online. SellPoints revenues mix is approximately 49% in Managed Services and 51% in SaaS.

On April 28, 2017, the Company acquired all of the outstanding stock of Push in exchange for 3,157,500 shares of the Company’s common stock, which represented 30% of the outstanding common stock post-acquisition (Note 3).

On December 1, 2017, the Company became the sole shareholder of SellPoints and assumed $6,427,640 of debt in exchange for 1,877,504 shares of common stock, including indemnity holdback shares (Note 3).

The accompanying condensed consolidated financial statements include the financial position of the Company and its wholly-owned subsidiaries as of September 30, 2018 and 2017 and December 31, 2017. The September 30, 2018 results of operations, changes in stockholders’ equity (deficit), and cash flows, include those of the Company, Branded Response, Push and SellPoints for the 9 months ended September 30, 2018. The September 30, 2017 results of operations, changes in stockholders’ equity (deficit), and cash flows, include those of the Company and Branded Response for the 9 months ended September 30, 2017 and those of Push from April 28, 2017 through September 30, 2017.

F-8

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnotes required by U.S. GAAP in annual financial statements have been omitted or condensed in accordance with quarterly reporting requirements of the Securities and Exchange Commission (“SEC”). These interim condensed financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2017. The December 31, 2017 condensed balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP.

The condensed interim financial statements of the Company include all adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair statement of the Company’s financial position as of September 30, 2018, and results of its operations and its cash flows for the interim periods presented. The results of operations for the nine months ended September 30, 2018 are not necessarily indicative of the results to be expected for the entire fiscal year.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of ConversionPoint Technologies Inc. and its wholly-owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates under different assumptions or circumstances.

Significant estimates made by management include, among others, the valuation of accounts receivable, valuation of assets acquired in connection with business combinations, valuation of goodwill and other intangible assets, allowance for sales returns and credit card chargebacks, realizability of deferred tax assets, stock-based compensation, valuation of warrants, and the recognition and disclosure of contingent liabilities.

Liquidity

The Company incurred operating losses and negative cash flows from operating activities during the nine months ended September 30, 2018. Up to the date of this report, the principal source of liquidity for the Company consists of cash and cash equivalents.

F-9

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquidity (continued)

The Company expects to use a significant amount of cash over the next twelve-month period for operating activities in order to carry out its strategic objectives. The Company’s management is therefore seeking additional sources of financing, including an initial public offering. Furthermore, the Company’s management is focused on increasing revenues and improved profit margins through the integration its technology platform and expansion of managed services and SaaS products, which the Company expects will reduce the levels of cash required for its operating activities.

The Company considers historical operating results, capital resources and financial position, in combination with current projections and estimates, as part of its plan to fund operations over a reasonable period of time. While management believes it will have access to other financing sources and that based on current projections, the Company will be able to maintain current operations and meet its obligations, there can be no assurance that additional sources of financing will be available on acceptable terms or that the Company will successfully execute its operating plans.

Business Combinations

The Company accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Company allocates the purchase price of the acquisition to the tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and integration costs are expensed as incurred.

Business Segments

The Company and its subsidiaries operate in three business segments – e-commerce Products, Managed Services, and SaaS. See Note 14 to the condensed consolidated financial statements for further information.

Income (Loss) per Share

Basic income (loss) per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year.

F-10

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (Loss) per Share (continued)

Diluted income (loss) per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year, plus the effect of dilutive potential common stock outstanding during the year. This method requires that diluted loss per share be calculated (using the treasury stock method for options and warrants and the if-converted method for convertible instruments) as if all dilutive potential common stock had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common stock of the Company at the average fair value of the common stock during the year. During the period where a net loss is incurred, dilutive potential shares are excluded from the computation of dilutive net loss per share, as the inclusion is anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. At September 30, 2018 and December 31, 2017, cash and cash equivalents consisted of cash and money market funds. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit.

Accounts Receivable, Net

Accounts receivable consists primarily of in-transit credit card settlements from customer sales processed through merchant accounts and revenue earned from customers based on contractual agreements. Merchant accounts frequently require a portion of settlements to be held back for potential future chargebacks and refunds. Holdbacks generally amount to 10% of total settlements and are generally released within six months or when the risk of chargebacks is remote. The Company estimates the impact of future chargebacks and sales returns based on historical experience and provides an allowance against accounts receivable. Additionally, the Company performs ongoing evaluations of its customers’ financial condition. The Company provides credit to some of its customers in the normal course of business and maintains allowances for potential credit losses. As of September 30, 2018 and December 31, 2017, the allowance for chargebacks and returns totaled $212,521 and $564,651, respectively. As of September 30, 2018 and December 31, 2017, the total for the allowance for bad debt totaled $195,412 and $105,841 respectively.

Inventory

Inventory consists of finished goods and is valued at the lower of cost (first-in, first-out) or net realizable value.

F-11

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment, Net

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are seven years for furniture and fixtures, three years for software and three to five years for computer and related equipment. Leasehold improvements are amortized over the lesser of the related lease term or their estimated useful life. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss is included in the Company’s results from operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, primarily consisting of property and equipment and software technology, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets including any cash flows upon their eventual disposition to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. As of September 30, 2018 and December 31, 2017, there have been no such impairments.

Goodwill and Intangible Assets, Net

Goodwill is recorded as the difference between the aggregate consideration paid for in a business combination and the fair value of the acquired net tangible and intangible assets acquired. The Company evaluates goodwill for impairment on an annual basis in the fourth quarter or more frequently if indicators of impairment exist that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Based on that qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company conducts a quantitative goodwill impairment test, which involves comparing the estimated fair value of the reporting unit with its carrying value, including goodwill. The Company estimates the fair value of a reporting unit using a combination of the income and market approach. If the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss is recorded for the difference. During the fourth quarter of the fiscal year ended December 31, 2017, the Company performed its qualitative assessment and determined that no impairment indicators were present. No qualitative assessment was performed as of September 30, 2018 as it will be completed in the fourth quarter of 2018.

F-12

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Intangible Assets, Net (continued)

The Company’s intangible assets consist of software technology, customer lists, and brand names which are amortized using the straight-line method over five years.

Software Development Costs

Capitalization of software development costs begins during the application development stage. Costs incurred in the application development phase, including upgrades and enhancements, are capitalized if it is probable that such expenditures will result in additional functionality, and are amortized over their estimated useful life. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized on the accompanying balance sheets on a periodic basis, usually quarterly. The useful life of the software development costs was determined to be five years from the date of capitalization.

Stock-Based Compensation

The Company values stock compensation based on the fair value recognition provisions of ASC 718, Compensation – Stock Compensation, which establishes accounting for stock-based awards exchanged for employee services and requires companies to expense the estimated grant date fair value of stock awards over the requisite employee service period.

The fair value of restricted stock awards is based on the market price of the Company’s common stock on the date of the grant. To value stock option awards, the Company uses the Black-Scholes-Merton option pricing model. This model involves assumptions including the expected life of the option, stock price volatility, risk-free interest rate, dividend yield and exercise price. The Company recognizes compensation expense in earnings over the requisite service period, while forfeitures of awards are recognized as they occur.

Revenue Recognition

The majority of the Company’s revenue is generated from the sale of health, wellness and beauty products sold online through trial and subscription billing models. The Company recognizes revenue in accordance with ASC Topic 605, Revenue Recognition. In all cases, revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. These criteria are generally met upon delivery of products to the customer and successful processing of the customers’ credit card. Revenues are presented net of credits and known and estimated refunds and credit card chargebacks.

The Company also provides its services under a Software-as-a-Service model to its customers under hosting arrangements, by which Active Product Tours (APTs) of the customers’ consumer products are viewed online by consumers when investigating, evaluating and purchasing products. Customers do not take delivery or possession of the Company’s software. Customers can and often do take possession of APTs produced by the Company on the customers’ behalf.

F-13

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 605, Revenue Recognition and FASB ASC Topic 985-605, Software. Under Topic 605, companies whose arrangements include multiple-deliverables that do not include software licenses are required to allocate total contract consideration among elements with stand-alone value based on each element’s relative selling price. Selling price is determined using a hierarchy based upon vendor specific objective evidence (VSOE), third party evidence (TPE) or the best estimated selling price (BESP), in descending order of reliability. Once total contract consideration is allocated to elements with stand- alone value, revenue is recognized for each element as the basic revenue recognition criteria are met being persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is assured.

The Company enters into arrangements with customers that purchase both recurring monthly hosting services and tour production services at the same time, or within close proximity of one another. Each element within an arrangement is accounted for as a separate unit of accounting provided the following criteria are met: the delivered products or services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered service is considered probable and is substantially controlled by the Company. The Company considers a deliverable to have standalone value if the products or services are sold separately by the Company or another vendor or could be resold by the customer. To date, the Company’s revenue arrangements do not include a general right of return relative to the delivered products or services.

Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition. For those units of accounting that include more than one deliverable but are treated as a single unit of accounting, the Company generally recognizes revenue over the delivery period. For the purposes of revenue classification of the elements that are accounted for as a single unit of accounting, the Company allocates revenue to the hosting services and tour production services based on a rational and consistent methodology utilizing the best estimate of fair value of such elements.

For multiple-element arrangements, the Company allocates revenue to each element based on the above selling price hierarchy at the arrangement inception. The total arrangement consideration is allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each unit based on the aforementioned selling price hierarchy.

The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions.

F-14

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

To determine the selling price in multiple-element arrangements, the Company establishes VSOE using the price charged for a deliverable when sold separately. For multiple-element arrangements, TPE is established by evaluating similar and interchangeable competitor products or services in standalone arrangements with similarly situated customers. If the Company is unable to determine the selling price because VSOE or TPE does not exist, BESP is determined for the purposes of allocating the arrangement by reviewing historical transactions, including transactions whereby the deliverable was sold on a standalone basis, and considering several other external and internal factors including, but not limited to; pricing practices, including discounting; margin objectives; competition; the geographies in which the Company offers products and services; the type of customer; and the stage of the product lifecycle. The determination of BESP is made through consultation with and approval by management, taking into consideration pricing models and go-to market strategies. As pricing and go-to-market strategies evolve, the Company may modify pricing practices in the future, which could result in changes to the determination of VSOE, TPE and BESP. As a result, future revenue recognition for multiple-element arrangements could differ materially from current results. Selling prices are analyzed on an annual basis or more frequently if the Company experiences significant changes in selling prices.

The Company derives certain revenue through the management of online display advertising campaigns, which include per-impression arrangements. Revenue is derived primarily based on a cost per thousand impressions and is recognized in the period in which the services are provided. The Company receives a fee from its customers and pays a fee to publishers based on revenue generated, or on a cost per thousand impressions basis. The Company recognizes revenue on a net basis based on these terms when persuasive evidence of an arrangement exists, the services have been provided, the fees the Company charges for its services are fixed or determinable, and collectability is reasonably assured.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the condensed consolidated statement of operations in the period that includes the enactment date.

The Company’s tax positions are subject to income tax audits. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on its technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

F-15

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgments regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed.

Concentrations of Risk

The Company’s financial instruments are potentially subject to concentrations of credit risk. The Company places its cash with high quality credit institutions. From time to time, the Company maintains cash balances at certain institutions in excess of the FDIC limit. Management believes that the risk of loss is not significant and has not experienced any losses in such accounts.

No customer exceeded 10% of total net revenues in the first nine months of 2018 and 2017.

No vendor exceeded 10% of total purchases in the first nine months of 2018 and 2017.

Fair Value Measurements

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable. The estimated fair value of these instruments approximates their carrying amounts and loan due to either market rates or the short maturity of these instruments. At September 30, 2018 and December 31, 2017, the Company had no recurring or nonrecurring fair value measurements for assets and liabilities.

Shipping and Handling Costs

The Company records shipping and handling costs charged to customers as revenues and the related expense as cost of revenues in the accompanying statements of operations. Shipping and handling costs for the nine months ended September 30, 2018 and 2017 amounted to $208,011 and $711,717 respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of salaries and related expenses, consulting services and other direct expenses.

F-16

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs

All advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising costs for the nine months ended September 30, 2018 and 2017 amounted to $154,730 and $5,360 respectively.

Significant Recent Accounting Pronouncements

New Accounting Pronouncements Adopted

FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330) in July 2015. The amendments in this ASU requires an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value rather than lower of cost or market as defined under the previous guidance. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU will be effective for financial statements issued for fiscal years beginning after December 15, 2016. The adoption of the ASU did not have any material impact on the Company’s financial statements.

New Accounting Pronouncements Not Yet Adopted

FASB issued ASU No. 2014-09, an accounting standard which will supersede existing revenue recognition guidance under current U.S. GAAP. The new standard is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

In doing so, among other things, companies will generally need to use more judgment and make more estimates than under the current guidance. The accounting standard will be effective for the Company in the year beginning January 1, 2019 following the release of ASU 2015-14 in August 2015, which extended the original effective date by one year. The standard may be adopted using a full retrospective or a modified retrospective (cumulative effect) method. Early adoption is permitted. The Company is currently evaluating this standard and has not yet selected a transition method or determined the effect of the standard on the consolidated financial statements and related disclosures.

New Accounting Pronouncements Not Yet Adopted (continued)

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires that all leases be recognized by lessees on the balance sheet through a right-of-use asset and corresponding lease liability. This standard is required to be adopted for annual periods beginning after December 15, 2018. The Company has not yet determined the impact the adoption of this guidance will have on its financial position, results of operations or disclosures.

F-17

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS COMBINATIONS

Push

On April 28, 2017, the Company acquired 100% of the outstanding stock of Push in exchange for 3,157,500 shares of the Company’s common stock, which represented 30% of the outstanding common stock post-acquisition. The fair value assigned to the shares of common stock was $18,000,000.

The acquisition of Push was accounted for as a business combination in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), with the results of Push Holdings Inc.’s operations included in the Company’s consolidated financial statements from April 28, 2017. Goodwill has been measured as the excess of the total consideration over the amounts assigned to identifiable assets acquired and liabilities assumed.

The following table summarizes the allocation of the purchase price based on the estimated fair value of the purchase consideration, the assets acquired and liabilities assumed at the date of acquisition:

Purchase consideration at fair value:
ConversionPoint common stock	$18,000,000

Estimated fair value of the assets acquired and liabilities assumed:
Cash and cash equivalents	$391,186
Accounts receivable	7,412
Inventories	140,782
Prepaid expenses	39,276
Goodwill	13,270,366
Software technology	7,856,437
Accounts payable and accrued expenses	(698,341)
Deferred tax liability	(3,007,118)
Net assets acquired	$18,000,000

Fair valuation methods used for the identifiable net assets acquired in the acquisition make use of quoted prices in active markets, discounted cash flows and risk adjusted weighted cost of capital. The methods used in determining fair value of the intangible assets included consideration of the three traditional approaches to value: market, income, and cost. Accordingly, after due consideration of other appropriate and generally accepted valuation methodologies, the value of intangible assets acquired from Push has been developed primarily on the basis of the income approach.

On the acquisition date, goodwill of $13,270,366 and other intangible assets of $7,856,437 were recorded. The business combination has been accounted for as a tax-free reorganization under Section 368(a) under the Internal Revenue Code; therefore, acquired goodwill and intangibles of $21,126,803 are not tax-deductible. In accordance with Topic 350, Intangibles––Goodwill and Other, the Company completed its annual impairment test and determined that the goodwill was not impaired at December 31, 2017.

F-18

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS COMBINATIONS (continued)

Push (continued)

The Company incurred $87,914 in accounting and legal fees related to the acquisition of Push. The amount attributable to the Company has been included in general and administrative expenses in the accompanying consolidated statement of operations for the nine months ended September 30, 2017.

In the consolidated statements of operations, revenues and expenses include the operations of Push since April 28, 2017, which is the acquisition date.

In November 2017, and as part of a separate transaction, the Company issued 500,000 warrants with a fair value of $1,899,500 to acquire the Intellectual Property of Push.

SellPoints

On December 1, 2017, the Company acquired 100% of the outstanding stock of SellPoints in exchange for 1,877,504 shares of the Company’s common stock.

The acquisition of SellPoints was accounted for as a business combination in accordance with ASC 805, with the results of SellPoints operations included in the Company’s consolidated financial statements from December 1, 2017. Goodwill has been measured as the excess of the total consideration over the amounts assigned to identifiable assets acquired and liabilities assumed. At closing the Company delivered 296,094 of the 1,877,504 shares of common stock to the Escrow Agent to setup an indemnity account to satisfy certain indemnification claims that may arise. On February 16, 2018, the Company settled a lawsuit filed by a third party against Sellpoints by issuing 16,287 shares to the third party from the Sellpoints indemnity account and cancelling 13,572 shares from the Sellpoints indemnity account and paying $125,000 in cash related to those shares to the third party. On September 26, 2018, the Company obtained 46,146 shares from the indemnity account as an adjustment for the net working capital calculation. This adjustment was recorded as part of the purchase price allocation reducing goodwill by $425,000.

F-19

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS COMBINATIONS (continued)

SellPoints (continued)

The following table summarizes the allocation of the original purchase price based on the estimated fair value of the purchase consideration, the assets acquired and liabilities assumed at the date of acquisition:

Purchase consideration at fair value:
ConversionPoint common stock	$17,291,818

Estimated fair value of the assets acquired and liabilities assumed:
Cash and cash equivalents	$197,488
Accounts receivable	1,447,744
Prepaid expenses	234,769
Restricted cash	25,012
Property and equipment	17,745
Customer list	1,724,796
Goodwill	11,077,882
Software technology	8,781,982
Brand name	1,442,909
Deferred tax asset	2,239,957
Accounts payable	(875,111)
Accrued expenses and other current liabilities	(1,544,288)
Deferred revenue	(1,051,427)
Notes payable	(3,883,000)
Loan payable	(149,640)
Bridge notes payable	(2,395,000)
Net assets acquired	$17,291,818

Fair valuation methods used for the identifiable net assets acquired in the acquisition make use of quoted prices in active markets, discounted cash flows and risk adjusted weighted cost of capital. The methods used in determining fair value of the intangible assets included consideration of the three traditional approaches to value: market, income, and cost. Accordingly, after due consideration of other appropriate and generally accepted valuation methodologies, the value of intangible assets acquired from SellPoints has been developed primarily on the basis of the income and market approach.

On the acquisition date, goodwill of $11,077,882 and other intangible assets of $8,781,982 were recorded. The business combination has been accounted for as a tax-free reorganization under Section 368(a) under the Internal Revenue Code; therefore, acquired goodwill and intangibles of $19,859,864 are not tax-deductible. In accordance with Topic 350, Intangibles––Goodwill and Other, the Company completed its annual impairment test and determined that the goodwill was not impaired at December 31, 2017. No determination was performed at September 30, 2018.

The Company did not incur any additional accounting and legal fees related to the acquisition of SellPoints as all the due diligence and legal work was performed internally.

F-20

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS COMBINATIONS (continued)

SellPoints (continued)

In the consolidated statements of operations, revenues and expenses include the operations of SellPoints since December 1, 2017, which is the acquisition date.

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of September 30, 2018 and December 31, 2017:

	September 30, 2018	December 31, 2017

Computer and related equipment	$226,229	$94,674
Furniture and fixtures	174,854	3,029
Leasehold improvements	200,006	–
	601,159	97,703
Less: accumulated depreciation and amortization	(156,485)	(12,840)
	$444,674	$84,863

Depreciation expense for the year nine months ended September 30, 2018 and 2017 amounted to $52,179 and $4,544, respectively.

5.	OTHER ASSETS

Other assets consist of the following as of September 30, 2018 and December 31, 2017:

	September 30, 2018	December 31, 2017

Subscription receivable	$–	$320,011
Restricted cash	10,041	25,012
Deposits	183,013	–
Note receivable	–	25,000
Federal income tax receivable	21,630	21,630
	$214,684	$391,653

F-21

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of September 30, 2018 and December 31, 2017:

	September 30, 2018	December 31, 2017

Software technology	$19,952,464	$18,587,114
Customer list	1,724,797	1,724,796
Brand name	1,442,909	1,442,909
	23,120,170	21,754,819
Less: accumulated amortization	(4,591,811)	(1,278,344)
	$18,528,359	$20,476,475

Amortization expense related to software technology and customer list for the nine months ended September 30, 2018 and 2017 amounted to $3,313,467 and $654,703, respectively.

The estimated future amortization expense of intangible costs as of September 30, 2018 in the next five years is as follows:

2018	$1,104,488
2019	4,417,954
2020	4,417,954
2021	4,417,954
2022	3,567,446
Thereafter	602,563
$18,528,359

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of September 30, 2018 and December 31, 2017, accrued expenses and other current liabilities consisted of the following:

	September 30, 2018	December 31, 2017
Credit cards payable	$614,116	$798,013
Accrued interest	1,096,235	756,556
Accrued payroll	465,924	694,877
Other accrued expenses	1,025,172	742,470
	$3,201,447	$2,991,916

F-22

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	NOTES PAYABLE

Notes Payable

In connection with the acquisition of SellPoints described in Note 3, the Company assumed a loan and security agreement (the “2016 Agreement”) with accredited investors. As of September 30, 2018, the current balance on the note is $1,407,055 and the long-term portion is $1,055,283 net of deferred financing costs. As of December 31, 2017, the outstanding borrowings totaled $3,883,000. Outstanding borrowings under the term note bear interest at 12.25% per annum and require monthly interest only payments. In December 2017, the Company amended the agreement to repay the outstanding principal as follows: $25,000 in February 2018, $25,000 in March 2018, $50,000 in April 2018, and all remaining principal plus any accrued but unpaid interest in May 2018. In June 2018, the Company extended the note for another two years under the same terms except that the Company, rather than its subsidiary, is the issuer and guarantor of such notes and agreed to make monthly principal payments of $152,417. As part of the extension of the note, the Company issued 142,486 warrants to purchase common stock at an exercise price of $9.21 per share. The Company measured the fair value of the issued warrants based on the Black Scholes model. The Company also amended the convertible notes payable to an unrelated party totaling $1,790,000 as of September 30, 2018 and December 31, 2017 (Note 9) to be unsecured promissory notes guaranteed by the Company. Upon the execution of this agreement, the Company issued the convertible notes payable holder a five-year warrant to purchase 50,000 shares of common stock of the Company having an exercise price of $9.21 per share.

As of September 30, 2018, the principal amount of long-term notes payable that matures during each of the next five years and thereafter is as follows:

2018	$609,668
2019	1,829,004
2020	762,077
Less: deferred financing costs	(738,411)
$2,462,338

F-23

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	NOTES PAYABLE (continued)

Bridge Notes Payable

SellPoints

In connection with the SellPoints acquisition described in Note 3, the Company assumed unsecured subordinated promissory note payable agreements with accredited investors, which are governed under a single Note Purchase Agreement (the “NPA”). As of September 30, 2018 and December 31, 2017, the outstanding borrowings totaled $2,395,000. All notes payable under the NPA accrues interest at a rate equal to 10% per annum through February 2018 and 14% for the following 12 months thereafter. All outstanding borrowings under the NPA, along with any accrued but unpaid interest, were to become due in February 2019. In December 2017 as part of the acquisition of SellPoints, the Company amended the NPA (the “Amended NPA”) to change the maturity date to the earlier of August 31, 2018 or the closing of a financing of at least $10,000,000 by the Company, and to modify the interest rate to 10% per annum beginning in December 2017 through maturity. Additionally, an amount equal to 100% of the principal and interest under the NPA was issued to the debt holders in the Company’s common stock. In October 2018, the Company extended the maturity of the bridge note to February 28, 2019. As part of the extension, the Company will begin making interest only payments from August 2018 forward. Additionally, the Company issued warrants to purchase an aggregate of 65,000 share of common stock at an exercise price of $9.21 per share. The Company measured the fair value of the issued warrants based on the Black Scholes model. If the notes are not paid in full by December 31, 2018, the Company will issue an additional warrant to purchase 65,000 shares of common stock at an exercise price of $9.21 per share.

ConversionPoint

In November 2017, the Company entered into a loan agreement with accredited investors in the form of a promissory note (the “Note”). In November 2017, the Company borrowed $550,000 under the Note and issued 5,429 shares of common stock. As of September 30, 2018, the outstanding borrowings totaled $0. As of December 31, 2017, the outstanding borrowings totaled $550,000. Outstanding borrowings under the promissory note bear interest at 13.5% per annum. Principal and all accrued interest on the Note will be due and payable at the earlier of nine months from the date of the Note or the closing of a minimum of $15 million in financing. In connection with the Note, the accredited investors obtained 5,429 shares of common stock. The Company stock was recorded as a discount to the Bridge notes with a corresponding increase to equity. The amount allocated to the stock was $50,000 on a relative fair value basis. In June 2018, the Company paid off $500,000 plus the accrued interest of the Note and in August 2018, the Company paid the remainder $50,000 plus the accrued interest and the discount was fully accreted.

Loan Payable

In July 2017, the Company’s wholly-owned subsidiary, SellPoints, entered into a revenue royalty agreement (the “RR Agreement”) with a financial institution. Advances under the RR Agreement require the Company to repay the lender 1% - 2% of net revenue until the lender has received an amount equal to the amount borrowed under the RR Agreement plus interest of 10% per annum. As of December 1, 2017 (date of acquisition), the Company assumed a liability of $149,640 under the RR Agreement, of which $5,427 was repaid through December 31, 2017. As of September 30, 2018, the outstanding balance is $97,706. Interest expense under the RR Agreement was determined to be immaterial through September 30, 2018 and December 31, 2017.

F-24

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	CONVERTIBLE NOTES PAYABLE

Convertible notes payable to unrelated parties as of September 30, 2018 and December 31, 2017 consists of the following:

	September 30, 2018	December 31, 2017
Two unsecured convertible notes payable to an unrelated party bearing fixed interest at 15% per annum, maturing April 30, 2019. The notes require monthly interest only payments and are automatically converted to common stock upon a qualified public offering (“QPO”) as defined in the agreement, at a price equal to 50% of the price paid per share by the investors in the QPO.	$1,250,000	$1,250,000
An unsecured convertible notes payable to an unrelated party bearing fixed interest at 15% per annum, maturing April 30, 2019 when all principal and accrued interest is due. The note is automatically converted to common stock upon a qualified public offering (“QPO”) as defined in the agreement, at a price equal to 50% of the price paid per share by the investors in the QPO.	540,000	540,000
Fifteen unsecured convertible notes payable to unrelated parties bearing fixed interest at 10% per annum, maturing April 30, 2019 when all outstanding principal accrued interest are due in full. The notes are automatically converted to common stock upon a QPO as defined in the agreement, at a price equal to 50% of the price paid per share by the investors in the QPO. The notes are also convertible, at the option of the holder at any time while any portion of the notes remain unpaid into the same securities sold by the Company in a subsequent equity financing using the same per share price being offered in the subsequent equity financing as the conversion rate.	1,520,000	2,026,850
Total convertible notes payable to unrelated parties	$3,310,000	$3,816,850

F-25

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	CONVERTIBLE NOTES PAYABLE (continued)

Convertible notes payable to related parties as of September 30, 2018 and December 31, 2017 consists of the following:

	September 30, 2018	December 31, 2017
Unsecured convertible notes payable to a related party bearing fixed interest at 10% per annum, maturing April 30, 2019 when all outstanding principal accrued interest are due in full. The notes are automatically converted to common stock upon a QPO as defined in the agreement, at a price equal to 50% of the price paid per share by the investors in the QPO. The notes are also convertible, at the option of the holder at any time while any portion of the notes remain unpaid into the same securities sold by the Company in a subsequent equity financing using the same per share price being offered in the subsequent equity financing as the conversion rate.	$50,000	$50,000
Total convertible notes payable to related parties	$50,000	$50,000

Additional convertible notes payable were converted to common stock subsequent to September 30, 2018 (see Note 16).

10.	INCOME TAXES

For the Nine Months Ended September 30, 2018

Income tax (benefit) expense	$(274,180)
Effective tax rate	1.61%

As of September 30, 2018, our deferred tax assets are fully offset by a valuation allowance. Accounting Standards Codification, or ASC, 740, Income Taxes, provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting our future results, we provided a full valuation allowance against all of our net federal and state deferred tax assets. We reassess the need for our valuation allowance on a quarterly basis. If it is later determined that a portion or all of the valuation allowance is not required, it generally will be a benefit to the income tax provision in the period such determination is made.

The Company recorded an income tax benefit during the nine months ended September 30, 2018. The effective tax rate for the nine months ended September 30, 2018 differs from the federal statutory rate of 21% primarily due to a change in valuation allowance and state taxes.

F-26

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	STOCK-BASED COMPENSATION

Options

The following table summarizes information with respect to outstanding options to purchase common stock of the Company at September 30, 2018:

Exercise Price	Number Outstanding	Expiration Date
$9.21	1,991,500	December 31, 2028

In 2018, the Company issued stock options to its employees and advisory board to purchase an aggregate 1,991,500 shares of the Company’s common stock. The shares have a weighted average fair value of $4.32 and vest semi-annually over a three-year period.

The Company measures the fair value of the issued warrants based on the Black Scholes model using the following assumptions:

Risk-free interest rate	2.78-3.08%
Expected term	6 years
Expected stock price volatility	45.00%
Expected dividend yield	$0.00

The risk-free interest rate is based on the yield Daily U.S. Treasury Yield Curve Rates with terms equal to the life of the warrants as of grant date. The expected stock price volatility is based on comparable companies’ historical stock price volatility since the Company does not have sufficient historical volatility data.

Warrants

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company at September 30, 2018:

Exercise Price	Number Outstanding	Expiration Date
$9.21	2,900,000	December 31, 2023

In February and March 2018, the Company issued warrants to its executive team to purchase an aggregate 2,900,000 shares of the Company’s common stock. The shares have a weighted average fair value of $3.17 and vest semi-annually over a two-year period.

F-27

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	STOCK-BASED COMPENSATION (continued)

Warrants (continued)

The Company measures the fair value of the issued warrants based on the Black Scholes model using the following assumptions:

Risk-free interest rate	2.62-2.65%
Expected term	3.25 years
Expected stock price volatility	45.00%
Expected dividend yield	$0.00

The risk-free interest rate is based on the yield Daily U.S. Treasury Yield Curve Rates with terms equal to the life of the warrants as of grant date. The expected stock price volatility is based on comparable companies’ historical stock price volatility since the Company does not have sufficient historical volatility data.

Restricted Stock Units (“RSUs”)

On August 30, 2018 the Company granted 234,000 RSUs to certain executives. The vesting of the RSUs is contingent upon a change in control. In addition, such RSUs vest if the executive is terminated under certain conditions.

12.	NET (LOSS) INCOME PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding as of September 30, 2018 and 2017:

	September 30, 2018	December 31, 2017

Basic and diluted weighted average number of shares outstanding	13,433,250	9,121,666
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Convertible debt	730,435	840,620
Options	1,991,500	–
Warrants	3,771,153	–
	6,493,088	840,620

F-28

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	NET (LOSS) INCOME PER SHARE (continued)

For the nine months ended September 30, 2018, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share. For the nine months ended September 30, 2017, the Company was in a net income position and therefore evaluated the convertible debt using the “If-Converted” method. Based on the analysis performed, the effect of the convertible debt is anti-dilutive and therefore the diluted income per share is equal to the basic income per share.

13.	COMMITMENTS AND CONTINGENCIES

During the ordinary course of business, the Company may be subject to various claims. The Company is not currently involved in any claims that management believes will have a material adverse effect on the Company’s financial position, results of operations or cash flow.

The Company leases office facilities under noncancelable operating lease agreements, which expire in varying years. The leases have renewal options providing for additional lease periods. The related rent expense for the leases is calculated on a straight-line basis with the difference recorded as deferred rent. Rent expense was $649,408 and $134,436 for the nine months ended September 30, 2018 and 2017, respectively. The table below includes future minimum lease payments for leases renewed and entered into in 2018.

Future minimum lease payments under the noncancelable operating lease agreements are as follows:

2018	$325,977
2019	1,173,158
2020	1,205,698
2021	995,342
2022	524,083
Thereafter	222,395
$4,446,653

14.	SEGMENT INFORMATION

The Company has determined that it operates in three operating and reportable segments: e-commerce Products, Managed Services, and SaaS. The Company determined its reportable segments based on operating and financial reports regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”), which is the Company’s Chief Executive Officer (“CEO”).

The Company evaluates each segment’s performance based on revenues and operating income. Selling, general and administrative expenses include sales and marketing, engineering, corporate accounting and finance, information systems, and human resource management at the corporate level. These activities are allocated to each operating segment based on revenues and/or actual usage.

F-29

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	SEGMENT INFORMATION (continued)

The following table presents the segment information for the nine months ended September 30, 2018 and 2017:

2018	e-commerce Products	Managed Services	SaaS	Totals
Net revenues	$16,068,479	$9,835,758	$2,705,203	$28,609,440
Cost of revenues	12,555,072	6,730,694	450,172	19,735,938
Gross margins	3,513,407	3,105,064	2,255,031	8,873,502
Operating expenses	10,961,564	9,454,891	4,439,234	24,855,688
Income (loss) from operations	$(7,448,157)	$(6,349,827)	$(2,184,203)	$(15,982,186)
Total assets	$21,449,698	$23,029,872	$10,326,454	$54,806,025

2017	e-commerce Products	Managed Services	SaaS	Totals
Net revenues	$35,826,169	$3,345,315	$–	$39,171,484
Cost of revenues	27,455,060	2,302,731	–	29,757,791
Gross margins	8,371,109	1,042,584	–	9,413,693
Operating expenses	5,875,208	511,736	–	6,386,944
Income (loss) from operations	$2,495,901	$530,848	$–	$3,026,749
Total assets	$21,077,194	$9,887,239	$–	$30,964,433

15.	RELATED PARTY TRANSACTIONS

From time to time the Company may enter into transactions with related parties. It is the Company’s policy to pay market value, or actual cost, to any related party for the goods/services provided.

The Company has notes payable due to entities under common ownership as of September 30, 2018 and December 31, 2017 with a combined principal balance of $225,000 and $425,000, respectively. Such notes do not bear interest and are due in full on April 30, 2019.

The Company outsources its product fulfillment and distribution to a logistics company under the control of the Company’s Non-Executive Chairman. Fees paid to the logistics company during the nine months ended September 30, 2018 and 2017 totaled $394,127 and $2,265,529, respectively.

The Company outsources part of its customer service center to a related entity under the control of the Company’s Non-Executive Chairman. Fees paid to the customer service center during the nine months ended September 30, 2018 and 2017 totaled $84,192 and $755,939, respectively.

F-30

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	RELATED PARTY TRANSACTIONS (continued)

The Company outsources its chargeback resolution and recovery efforts to a related entity under the control of the Company’s Non-Executive Chairman. Fees paid to the related entity for chargeback investigation and recovery services during the nine months ended September 30, 2018 and 2017, totaled $94,715 and $1,476,348, respectively.

The Company paid rent and consulting fees to related entities under common ownership. Expenses paid to related entities totaled $275,989 and $727,593 during the nine months ended September 30, 2018 and 2017, respectively.

The Company leases the office space used by Push in Minneapolis, Minnesota from a related party controlled by two officers of the Company under a month to month lease. Rent expense to related entities totaled $187,538 and $69,000 during the nine months ended September 30, 2018 and 2017, respectively.

The Company is a party to various Managed Services Agreements with HBI Labs, Inc. entered into during 2018, in which the partner of an executive has an economic interest. Net revenues from the related entity totaled $275,805 during the nine months ended September 30, 2018.

16.	SUBSEQUENT EVENTS

The Company evaluated events subsequent to September 30, 2018 for their potential impact on the financial statements and disclosures through the date these financial statements were available to be issued.

From October 2018 through December2018, the Company continued its common equity financing round that raised $1,076,889 of gross proceeds by issuing 116,926 common shares at $9.21 per share.

From October through December, seventeen convertible note holders converted their notes plus any accrued interest to common stock. The five convertible notes payable totaling $3,185,000 converted to common shares at $4.60 per share.

On October 31, 2018, the executive management team voluntarily cancelled 2,700,000 warrants with an exercise price of $9.21 per share issued on March 15, 2018. The fair value booked to stock-based compensation during the nine months ended September 30, 2018 for the warrants cancelled was $5,176,406.

On October 31, 2018, the Company granted 694,893 RSUs to certain members of management. The vesting of the RSUs is dependent upon termination of the executive and/or change in control.

F-31

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	SUBSEQUENT EVENTS (continued)

On November 2, 2018, the Company entered into the merger agreement with Inuvo, Inc. (“Inuvo”). The merger agreement provides, upon the terms and subject to the conditions thereof, for two separate mergers involving the Company and Inuvo, respectively. First, ConversionPoint Merger Sub, a wholly-owned subsidiary of New Parent, will merge with and into the Company, with the Company surviving the ConversionPoint merger as a wholly-owned subsidiary of New Parent. Second, simultaneously with the consummation of the ConversionPoint merger, the merger agreement provides for the merger of Inuvo Merger Sub, another wholly-owned subsidiary of New Parent, with and into Inuvo, with Inuvo surviving the Inuvo merger as a wholly-owned subsidiary of New Parent. As a result of the mergers, both of the surviving entities of the ConversionPoint merger and the Inuvo merger will become wholly-owned subsidiaries of New Parent. It is a condition to the mergers, among other conditions as specified in the merger agreement, that New Parent common stock be approved for listing on (i) NASDAQ, subject to notice of issuance, and (ii) on the TSX, subject to standard listing conditions of the TSX. The Merger Agreement was unanimously approved by the Board of Directors of each of the Company, Inuvo, Parent, CPT Merger Sub, and Inuvo Merger Sub.

F-32

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

ConversionPoint Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ConversionPoint Technologies Inc. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2017 and for the period from May 20, 2016 (inception) through December 31, 2016, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

F-33

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SQUAR MILNER LLP

We have served as the Company's auditor since 2017.

Newport Beach, California

July 26, 2018

F-34

CONVERSIONPOINT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2017 and 2016

	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	$4,695,803	$644,930
Accounts receivable, net	4,737,663	1,081,290
Inventory	251,435	–
Prepaid expenses and other current assets	369,044	10,000
Total current assets	10,053,945	1,736,220
Property and Equipment, net (Note 4)	84,863	19,838
Other assets (Note 5)	391,653	–
Due from related party	80,763	–
Intangible Assets, net (Note 6)	20,476,475	–
Goodwill (Note 3)	24,348,248	–

Total assets	$55,435,947	$1,756,058

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$2,651,796	$1,230,017
Accrued expenses and other current liabilities (Note 7)	2,991,916	436,638
Deferred revenue	435,502	–
Notes payable (Note 8)	3,883,000	–
Bridge notes payable (Note 8)	2,902,060	–
Loan payable (Note 8)	144,213	–
Total current liabilities	13,008,487	1,666,655
Deferred tax liability	277,380	–
Convertible notes payable (Note 9)	3,816,850	1,290,000
Notes payable – related party (Note 15)	425,000	325,000
Convertible notes payable - related party (Note 9)	50,000	–
Total liabilities	17,577,717	3,281,655
Commitments and contingencies (Note 13)
Stockholders' Equity (Deficit)
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued or outstanding	–	–
Common stock, $0.0001 par value; 100,000,000 shares authorized; 12,619,472 and 7,367,500 issued and outstanding as of December 31, 2017 and 2016, respectively	1,263	737
Additional-paid-in-capital	38,985,904	(737)
Accumulated deficit	(1,128,937)	(1,525,597)
Total stockholders’ equity (deficit)	37,858,230	(1,525,597)

Total liabilities and stockholders’ equity (deficit)	$55,435,947	$1,756,058

The accompanying notes are an integral part of these consolidated financial statements.

F-35

CONVERSIONPOINT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2017 and for the Period from
May 20, 2016 (Inception) Through December 31, 2016

	2017	For the Period from May 20, 2016 (Inception) through December 31, 2016

NET REVENUES	$49,920,621	$8,819,927

COST OF REVENUES	37,776,678	7,949,212

GROSS PROFIT	12,143,943	870,715

OPERATING EXPENSES:
Sales and marketing	4,298,412	1,112,256
General and administrative	5,776,332	1,174,480
Amortization of intangibles	1,278,344	–
Total operating expenses	11,353,088	2,286,736

INCOME (LOSS) FROM OPERATIONS	790,855	(1,416,021)

INTEREST EXPENSE, NET	829,169	109,576

LOSS BEFORE PROVISION (BENEFIT) INCOME TAX	(38,314)	(1,525,597)

INCOME TAX BENEFIT	(434,974)	–

NET INCOME (LOSS)	$396,660	$(1,525,597)

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE	$0.04	$(0.21)

WEIGHTED AVERAGE SHARES USED TO COMPUTE BASIC AND DILUTED NET INCOME (LOSS) PER SHARE	9,670,302	7,367,500

The accompanying notes are an integral part of these consolidated financial statements.

F-36

CONVERSIONPOINT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Year Ended December 31, 2017 and for the Period from
May 20, 2016 (Inception) Through December 31, 2016

	Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amount	Paid-In Capital	Deficit	Equity (Deficit)

BALANCE – May 20, 2016 (Inception)	–	$–	$–	$–	$–
Shares issued to founders at formation	7,367,500	737	(737)	–	–
Net loss	–	–	–	(1,525,597)	(1,525,597)
BALANCE – December 31, 2016	7,367,500	737	(737)	(1,525,597)	(1,525,597)
Issuance of common stock – acquisition of Push Holdings	3,157,500	316	17,999,684	–	18,000,000
Issuance of common stock – acquisition of SellPoints	1,877,504	188	17,291,630	–	17,291,818
Issuance of common stock – bridge notes payable	5,972	1	49,999	–	50,000
Issuance of common stock for cash, net of issuance costs of $197,787	210,996	21	1,745,828	–	1,745,849
Issuance of warrants – acquisition of intellectual property	–	–	1,899,500	–	1,899,500
Net income	–	–	–	396,660	396,660
BALANCE – December 31, 2017	12,619,472	$1,263	$38,985,904	$(1,128,937)	$37,858,230

The accompanying notes are an integral part of these consolidated financial statements.

F-37

CONVERSIONPOINT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2017 and for the Period from
May 20, 2016 (Inception) Through December 31, 2016

	2017	For the Period from May 20, 2016 (Inception) through December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$396,660	$(1,525,597)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of property and equipment	11,975	865
Amortization of intangible assets	1,278,344	–
Amortization of debt discount	7,060	–
Deferred taxes	(489,781)	–
Changes in operating assets and liabilities:
Accounts receivable	(2,201,217)	(1,081,290)
Inventory	(110,653)	–
Prepaid expenses and other current assets	(84,999)	(10,000)
Other assets	(341,641)	–
Due from related party	(80,763)	–
Accounts payable	(151,673)	1,230,017
Accrued expenses and other current liabilities	977,377	436,638
Deferred revenue	(615,925)	–
Net cash used in operating activities	(1,405,236)	(949,367)

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash acquired in acquisitions (Note 3)	588,674	–
Purchase of property and equipment	(59,255)	(20,703)
Acquisition of intangible assets	(49,195)	–
Issuance of notes receivable	(100,000)	–
Repayment of notes receivable	75,000	–
Net cash provided by (used in) investing activities	455,224	(20,703)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bridge notes payable	550,000	–
Principal payments under loan payable	(5,427)	–
Proceeds from issuance of convertible notes payable	2,526,850	1,290,000
Proceeds from issuance of notes payable - related party	100,000	325,000
Proceeds from issuance of convertible notes payable - related party	50,000	–
Payment of issuance costs related to the issuance of common stock	(164,174)	–
Proceeds from issuance of stock	1,943,636	–
Net cash provided by financing activities	5,000,885	1,615,000
Net increase in cash	4,050,873	644,930

CASH – beginning of year	644,930	–

CASH – end of year	$4,695,803	$644,930

The accompanying notes are an integral part of these consolidated financial statements.

F-38

CONVERSIONPOINT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2017 and for the Period from
May 20, 2016 (Inception) Through December 31, 2016

	2017	For the Period from May 20, 2016 (Inception) through December 31, 2016

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$224,552	$56,250
Income taxes	$250,800	$–

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Common stock issued for the acquisition of Push Holdings (Note 3)	$18,000,000	$–
Common stock issued for the acquisition of SellPoints (Note 3)	$17,291,818	$–
Warrants issued for the acquisition of intellectual property (Note 11)	$1,899,500	$–
Common stock issued for subscription receivable	$320,011	$–
Common stock issued with Bridge notes payable (Note 8)	$50,000	$–
Accrued issuance cost for issuance of common stock	$33,613	$–

The accompanying notes are an integral part of these consolidated financial statements.

F-39

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

1.	NATURE OF THE BUSINESS

ConversionPoint Technologies Inc., (the “Company”) a Delaware corporation, was incorporated on November 2, 2016 and operates as a direct to consumer e-commerce, online marketing, and technology managed services company through its wholly-owned subsidiaries Branded Response Inc. (“Branded Response”), a California corporation, Push Holdings, Inc. (“Push”), a Delaware corporation, and SellPoints, Inc. (“SellPoints”), a Delaware corporation. The Company’s corporate headquarters are located in Newport Beach, California, Push is located in Minneapolis, Minnesota, and SellPoints is located in Emeryville, California.

The Company and its subsidiaries operate in three business segments – e-commerce Products, Managed Services, and Service as a Software (“SaaS”) (Note 14). Branded Response is a technology-focused e-commerce product company specializing in the direct-to-consumer marketing of health, wellness and beauty products. Branded Response utilizes proprietary technologies to optimize sales funnels and customer acquisitions on recurring subscription based pricing models. The vast majority of the revenues derived from Branded Response are in e-commerce Product with a minor amount of Managed Services. Push is an e-commerce technology company that has developed proprietary technology solutions including, among other things, artificial intelligence powered media buying optimization, customer relationship management, payment processing, fulfillment and customer lifecycle management platforms. Push utilizes their technologies to sell a multitude of products directly to consumers with a focus on recurring subscription based models. Push also licenses its software technology and provides managed technology services to various other e-commerce companies. Push’s revenue mix is roughly 55% Managed Services and 45% e-commerce Product revenue. SellPoints produces and syndicates rich content through its large network of online shopping sites, facilitating and measuring increased levels of shopper engagement with the brands and products of SellPoints’ clients. Additionally, SellPoints also provides performance marketing and analytics, which enables clients to leverage engagement insights to create, augment, and track online marketing programs. SellPoints also offers advanced digital advertising solutions, specializing in audience targeting and retargeting. SellPoints builds and integrates technologies to provide solutions for advertisers to target advertisements to people who have previously engaged with the advertisers online. SellPoints revenues are split roughly 63% in Managed Services and 37% in SaaS.

Branded Response was originally incorporated on May 20, 2016 (“Inception”). On April 28, 2017 the Company completed a share exchange agreement with Branded Response whereby the owners exchanged their common stock for proportional common stock in the Company. The transfer of the assets and the assumptions of all obligations were recorded at historical basis of the assets and obligations as the entities were under common control. Pursuant to the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 850-50-45-2, Business Combinations- Related Issues, the Company reported the results of operations of Branded Response as though the transfer had occurred at the beginning of the earliest period presented (May 20, 2016).

On April 28, 2017, the Company acquired all of the outstanding stock of Push in exchange for 3,157,500 shares of the Company’s common stock, which represented 30% of the outstanding common stock post-acquisition (Note 3).

F-40

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

1.	NATURE OF THE BUSINESS (continued)

On December 1, 2017, the Company became the sole shareholder of SellPoints and assumed $6,427,640 of debt in exchange for 1,877,504 shares of common stock, including indemnity holdback shares (Note 3).

The accompanying consolidated financial statements include the financial position of the Company and its wholly-owned subsidiaries as of December 31, 2017 and 2016. The December 31, 2017 results of operations, changes in stockholders’ equity (deficit), and cash flows, include those of the Company for the year ended December 31, 2017, those of Branded Response for the year ended December 31, 2017, those of Push from April 28, 2017 through December 31, 2017, and those of SellPoints from December 1, 2017 through December 31, 2017. The December 31, 2016 results of operations, changes in stockholders’ equity, and cash flows, include those of the Company and Branded Response from Inception through December 31, 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), as set forth in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”).

Principles of Consolidation

The consolidated financial statements include the accounts of ConversionPoint Technologies Inc. and its wholly-owned subsidiaries, Branded Response, Push, and SellPoints. Material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates under different assumptions or circumstances.

Significant estimates made by management include, among others, the valuation of accounts receivable, business combinations, valuation of goodwill and other intangible assets, allowance for sales returns and credit card chargebacks, realizability of deferred tax assets, and the recognition and disclosure of contingent liabilities.

F-41

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combinations

The Company accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Company allocates the purchase price of the acquisition to the tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and integration costs are expensed as incurred.

Business Segments

The Company and its subsidiaries operate in three business segments – e-commerce Products, Managed Services, and SaaS. See Note 14 to the Consolidated Financial Statements for further information.

Loss per Share

Basic loss per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year.

Diluted loss per share is calculated by dividing net loss attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year, plus the effect of dilutive potential common stock outstanding during the year. This method requires that diluted loss per share be calculated (using the treasury stock method for options and warrants and the if-converted method for convertible instruments) as if all dilutive potential common stock had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common stock of the Company at the average fair value of the common stock during the year. During the period where a net loss is incurred, dilutive potential shares are excluded from the computation of dilutive net loss per share, as the inclusion is anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. At December 31, 2017 and 2016, cash and cash equivalents consisted of cash and money market funds. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit.

F-42

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable, Net

Accounts receivable consists primarily of in-transit credit card settlements from customer sales processed through merchant accounts and revenue earned from customers based on contractual agreements. Merchant accounts frequently require a portion of settlements to be held back for potential future chargebacks and refunds. Holdbacks generally amount to 10% of total settlements and are generally released within six months or when the risk of chargebacks is remote. The Company estimates the impact of future chargebacks and sales returns based on historical experience and provides an allowance against accounts receivable. Additionally, the Company performs ongoing evaluations of its customers’ financial condition. The Company provides credit to some of its customers in the normal course of business and maintains allowances for potential credit losses. As of December 31, 2017 and 2016, the allowance for chargebacks and returns totaled $564,651 and $65,000, respectively. As of December 31, 2017 and 2016, the total for the allowance for bad debt totaled $105,841 and $0, respectively.

Inventory

Inventory consists of finished goods and is valued at the lower of cost (first-in, first-out) or net realizable value.

Property and Equipment

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are seven years for furniture and fixtures, three years for software and three to five years for computer and related equipment. Leasehold improvements are amortized over the lesser of the related lease term or their estimated useful life. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss is included in the Company’s results from operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, primarily consisting of property and equipment and software technology, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets including any cash flows upon their eventual disposition to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. As of December 31, 2017 and 2016, there have been no such impairments.

F-43

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Intangible Assets

Goodwill is recorded as the difference between the aggregate consideration paid for in a business combination and the fair value of the acquired net tangible and intangible assets acquired. The Company evaluates goodwill for impairment on an annual basis in the fourth quarter or more frequently if indicators of impairment exist that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Based on that qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company conducts a quantitative goodwill impairment test, which involves comparing the estimated fair value of the reporting unit with its carrying value, including goodwill. The Company estimates the fair value of a reporting unit using a combination of the income and market approach. If the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss is recorded for the difference. During the fourth quarter of the fiscal year ended December 31, 2017, the Company performed its qualitative assessment and determined that no impairment indicators were present.

The Company’s intangible assets consist of software technology, customer lists, and brand names which are amortized using the straight-line method over five years.

Software Development Costs

Capitalization of software development costs begins during the application development stage. Costs incurred in the application development phase, including upgrades and enhancements, if it is probable that such expenditures will result in additional functionality, are capitalized and will be amortized over their estimated useful life. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized on the accompanying balance sheets on a periodic basis, usually quarterly. The useful life of the software development costs was determined to be five years from the date of capitalization. Amortization expense for the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 amounted to $1,278,344 and $0, respectively.

Revenue Recognition

The majority of the Company’s revenue is generated from the sale of health, wellness and beauty products sold online through trial and subscription billing models. The Company recognizes revenue in accordance with ASC Topic 605, Revenue Recognition. In all cases, revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. These criteria are generally met upon delivery of products to the customer and successful processing of the customers’ credit card. Revenues are presented net of credits and known and estimated refunds and credit card chargebacks.

F-44

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the consolidated statement of operations in the period that includes the enactment date.

The Company’s tax positions are subject to income tax audits. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on its technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgments regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed.

Concentrations of Risk

The Company’s financial instruments are potentially subject to concentrations of credit risk. The Company places its cash with high quality credit institutions. From time to time, the Company maintains cash balances at certain institutions in excess of the FDIC limit. Management believes that the risk of loss is not significant and has not experienced any losses in such accounts.

Approximately 10.1% of the net revenues generated in 2017 was generated from one customer. No customer exceeded 10% of total net revenues in 2016.

No vendor exceeded 10% of total purchases during 2017. Approximately 46.5% of the cost of revenues were purchased from 3 vendors in 2016.

F-45

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable. The estimated fair value of these instruments approximates their carrying amounts due to either market rates or the short maturity of these instruments. At December 31, 2017 and 2016, the Company had no recurring or nonrecurring fair value measurements for assets and liabilities.

Shipping and Handling Costs

The Company records shipping and handling costs charged to customers as revenues and the related expense as cost of revenues in the accompanying statements of operations. Shipping and handling costs for the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 amounted to $842,376 and $63,356 respectively.

Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of salaries and related expenses, consulting services and other direct expenses.

Advertising Costs

All advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising costs for the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 amounted to $47,520 and $0, respectively.

Significant Recent Accounting Pronouncements

New Accounting Pronouncements Adopted

Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this ASU intends to incorporate into US GAAP a requirement that management perform a going concern evaluation similar to the auditor’s evaluation required by standards issued by the Public Accounting Oversight Board (“PCAOB”) and the American Institute of Certified Public Accountants (“AICPA”). This ASU requires management of all entities to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. Management will have to make certain disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the entity’s ability to continue as a going concern. For calendar entities, the guidance is effective for annual periods beginning in 2016. Early adoption is permitted. The Company adopted this ASU in the annual period beginning January 1, 2016. The adoption of the ASU did not have any material impact on the Company’s financial statements. The Company determined there were no known conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

F-46

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330) in July 2015. The amendments in this ASU requires an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value rather than lower of cost or market as defined under the previous guidance. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU will be effective for financial statements issued for fiscal years beginning after December 15, 2016. The adoption of the ASU did not have any material impact on the Company’s financial statements.

New Accounting Pronouncements Not Yet Adopted

FASB issued ASU No. 2014-09, an accounting standard which will supersede existing revenue recognition guidance under current U.S. GAAP. The new standard is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

In doing so, among other things, companies generally will need to use more judgment and make more estimates than under the current guidance. The accounting standard will be effective for the Company in the year beginning January 1, 2019 following the release of ASU 2015-14 in August 2015, which extended the original effective date by one year. The standard may be adopted using a full retrospective or a modified retrospective (cumulative effect) method. Early adoption is permitted. The Company is currently evaluating this standard and has not yet selected a transition method or determined the effect of the standard on the consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires that all leases be recognized by lessees on the balance sheet through a right-of-use asset and corresponding lease liability. This standard is required to be adopted for annual periods beginning after December 15, 2018. The Company has not yet determined the impact the adoption of this guidance will have on its financial position, results of operations or disclosures.

3.	BUSINESS COMBINATIONS

Push

On April 28, 2017, the Company acquired 100% of the outstanding stock of Push in exchange for 3,157,500 shares of the Company’s common stock, which represented 30% of the outstanding common stock post-acquisition. The fair value assigned to the shares of common stock was $18,000,000.

F-47

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

3.	BUSINESS COMBINATIONS (continued)

Push (continued)

The acquisition of Push was accounted for as a business combination in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), with the results of Push Holdings Inc.’s operations included in the Company’s consolidated financial statements from April 28, 2017. Goodwill has been measured as the excess of the total consideration over the amounts assigned to identifiable assets acquired and liabilities assumed.

The following table summarizes the allocation of the purchase price based on the estimated fair value of the purchase consideration, the assets acquired and liabilities assumed at the date of acquisition:

Purchase consideration at fair value:
ConversionPoint common stock	$18,000,000

Estimated fair value of the assets acquired and liabilities assumed:
Cash and cash equivalents	$391,186
Accounts receivable	7,412
Inventories	140,782
Prepaid expenses	39,276
Goodwill	13,270,366
Software technology	7,856,437
Accounts payable and accrued expenses	(698,341)
Deferred tax liability	(3,007,118)

Net assets acquired	$18,000,000

Fair valuation methods used for the identifiable net assets acquired in the acquisition make use of quoted prices in active markets, discounted cash flows and risk adjusted weighted cost of capital. The methods used in determining fair value of the intangible assets included consideration of the three traditional approaches to value: market, income, and cost. Accordingly, after due consideration of other appropriate and generally accepted valuation methodologies, the value of intangible assets acquired from Push has been developed primarily on the basis of the income approach.

On the acquisition date, goodwill of $13,270,366 and other intangible assets of $7,856,437 were recorded. The business combination has been accounted for as a tax-free reorganization under Section 368(a) under the Internal Revenue Code; therefore, acquired goodwill and intangibles of $21,126,803 are not tax-deductible. In accordance with Topic 350, Intangibles––Goodwill and Other, the Company completed its annual impairment test and determined that the goodwill was not impaired at December 31, 2017.

The Company incurred $87,914 in accounting and legal fees related to the acquisition of Push. The amount attributable to the Company has been included in general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2017.

F-48

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

3.	BUSINESS COMBINATIONS (continued)

In the consolidated statements of operations, revenues and expenses include the operations of Push since April 28, 2017, which is the acquisition date.

In November 2017, and as part of a separate transaction, the Company issued 500,000 warrants with a fair value of $1,899,500 to acquire the full rights to the intellectual property of Push (Note 11).

SellPoints

On December 1, 2017, the Company acquired 100% of the outstanding stock of SellPoints in exchange for 1,877,504 shares of the Company’s common stock and the assumption of all SellPoints debt.

The acquisition of SellPoints was accounted for as a business combination in accordance with ASC 805, with the results of SellPoints operations included in the Company’s consolidated financial statements from December 1, 2017. Goodwill has been measured as the excess of the total consideration over the amounts assigned to identifiable assets acquired and liabilities assumed. At closing the Company delivered 296,094 of the 1,877,504 shares of common stock to the Escrow Agent to setup an indemnity account to satisfy certain indemnification claims that may arise.

The following table summarizes the allocation of the purchase price based on the estimated fair value of the purchase consideration, the assets acquired and liabilities assumed at the date of acquisition:

Purchase consideration at fair value:
ConversionPoint common stock	$17,291,818

Estimated fair value of the assets acquired and liabilities assumed:
Cash and cash equivalents	$197,488
Accounts receivable	1,447,744
Prepaid expenses	234,769
Restricted cash	25,012
Property and equipment	17,745
Customer list	1,724,796
Goodwill	11,077,882
Software technology	8,781,982
Brand name	1,442,909
Deferred tax asset	2,239,957
Accounts payable	(875,111)
Accrued expenses and other current liabilities	(1,544,288)
Deferred revenue	(1,051,427)
Notes payable	(3,883,000)
Loan payable	(149,640)
Bridge notes payable	(2,395,000)

Net assets acquired	$17,291,818

F-49

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

3.	BUSINESS COMBINATIONS (continued)

SellPoints (continued)

Fair valuation methods used for the identifiable net assets acquired in the acquisition make use of quoted prices in active markets, discounted cash flows and risk adjusted weighted cost of capital. The methods used in determining fair value of the intangible assets included consideration of the three traditional approaches to value: market, income, and cost. Accordingly, after due consideration of other appropriate and generally accepted valuation methodologies, the value of intangible assets acquired from SellPoints has been developed primarily on the basis of the income and market approach.

On the acquisition date, goodwill of $11,077,882 and other intangible assets of $8,781,982 were recorded. The business combination has been accounted for as a tax-free reorganization under Section 368(a) under the Internal Revenue Code; therefore, acquired goodwill and intangibles of $19,859,864 are not tax-deductible. In accordance with Topic 350, Intangibles––Goodwill and Other, the Company completed its annual impairment test and determined that the goodwill was not impaired at December 31, 2017.

The Company did not incur any additional accounting and legal fees related to the acquisition of SellPoints as all the due diligence and legal work was performed internally. The amount attributable to the Company has been included in general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2017.

In the consolidated statements of operations, revenues and expenses include the operations of SellPoints since December 1, 2017, which is the acquisition date.

The following unaudited pro forma information presents the consolidated results of operations for the years ended December 31, 2017 and the period from May 20, 2016 through December 31, 2016, as if the acquisitions of Push and SellPoints had occurred on May 20, 2016.

	2017	Period from May 20, 2016 through December 31, 2016
	(unaudited)	(unaudited)

Revenue	$60,947,804	$19,050,873
Net loss	$(3,385,067)	$(3,223,342)

Acquisition-related pro forma net (loss) per share attributable to common stockholders:
Basic	$(0.35)	$(0.44)
Diluted	$(0.35)	$(0.44)

F-50

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

4.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	2017	2016

Computer and related equipment	$94,674	$20,703
Furniture and fixtures	3,029	–
	97,703	20,703
Less: accumulated depreciation	(12,840)	(865)
	$84,863	$19,838

Depreciation expense for the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 amounted to $11,975 and $865, respectively.

5.	OTHER ASSETS

Other assets consist of the following as of December 31:

	2017	2016

Subscription receivable	$320,011	$–
Restricted cash	25,012	–
Note receivable	25,000	–
Federal income tax receivable	21,630	–
	$391,653	$–

In July 2017, the Company entered into a note agreement with an individual in which the Company lent $100,000 to be payable to the Company no later than July 31, 2018. As of December 31, 2017, the outstanding note receivable totaled $25,000. The note does not bear interest. In February 2018, the individual paid off the remainder balance of $25,000 due to the Company.

In December 2017, the Company issued 34,746 shares to investors in advance of receipt of cash. The full amount of the subscription receivable was collected in January 2018, and it is not refundable.

F-51

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

6.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31:

	2017	2016

Software technology	$18,587,114	$–
Customer list	1,724,796	–
Brand name	1,442,909	–
	21,754,819	–
Less: accumulated amortization	(1,278,344)	–
	$20,476,475	$–

Amortization expense related to software technology and customer list for the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 amounted to $1,278,344 and $0, respectively.

The estimated future amortization expense of intangible costs as of December 31, 2017 in the next five fiscal years is as follows:

2018	$4,350,970
2019	4,350,970
2020	4,350,970
2021	4,350,970
2022	3,072,595
$20,476,475

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, accrued expenses and other current liabilities consisted of the following:

	2017	2016
Credit cards payable	$798,013	$96,867
Accrued interest	756,556	56,050
Accrued payroll	694,877	–
Other accrued expenses	742,470	283,721
	$2,991,916	$436,638

F-52

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

8.	NOTES PAYABLE

Notes Payable

In connection with the acquisition of SellPoints described in Note 3, the Company assumed a loan and security agreement (the “2016 Agreement”) with accredited investors. As of December 31, 2017, the outstanding borrowings totaled $3,883,000. Outstanding borrowings under the term note bear interest at 12.25% per annum and require monthly interest only payments. In December 2017, the Company amended the agreement to repay the outstanding principal as follows: $25,000 in February 2018, $25,000 in March 2018, $50,000 in April 2018, and all remaining principal plus any accrued but unpaid interest in May 2018. In June 2018, the Company extended the note for another two years under the same terms and agreed to make monthly principal payments of $152,417. As part of the extension of the note, the Company amended the convertible notes payable to an unrelated party totaling $1,790,000 and $1,290,000 as of December 31, 2017 and 2016, respectively (Note 9) to be unsecured promissory notes guaranteed by the Company. Upon the execution of this agreement, the Company issued the convertible notes payable holder a five year warrant to purchase 50,000 shares of common stock of the Company having an exercise price of $9.21 per share.

Bridge Notes Payable

SellPoints

In connection with the SellPoints acquisition described in Note 3, the Company assumed unsecured subordinated promissory note payable agreements with accredited investors, which are governed under a single Note Purchase Agreement (the “NPA”). As of December 31, 2017, the outstanding borrowings totaled $2,395,000. All notes payable under the NPA accrues interest at a rate equal to 10% per annum through February 2018 and 14% for the following 12 months thereafter. All outstanding borrowings under the NPA, along with any accrued but unpaid interest, were to become due in February 2019. In December 2017 as part of the acquisition of SellPoints, the Company amended the NPA (the “Amended NPA”) to change the maturity date to the earlier of August 31, 2018 or the closing of a financing of at least $10,000,000 by CPT, and to modify the interest rate to 10% per annum beginning in December 2017 through maturity. Additionally, an amount equal to 100% of the principal and interest under the NPA was issued to the debt holders in the Company’s common stock.

F-53

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

8.	NOTES PAYABLE (continued)

ConversionPoint

In November 2017, the Company entered into a loan agreement with accredited investors in the form of a promissory note (the “Note”). In November 2017, the Company borrowed $550,000 under the Note and issued 5,429 shares of common stock. As of December 31, 2017, the outstanding borrowings totaled $550,000. Outstanding borrowings under the promissory note bear interest at 13.5% per annum. Principal and all accrued interest on the Note will be due and payable at the earlier of 9 months from the date of the Note and the closing of a minimum of $15 million in financing. In connection with the Note, the accredited investors are obtaining 5,429 shares of common stock. The Company stock was recorded as a discount to the Bridge notes with a corresponding increase to equity. The amount allocated to the stock was $50,000 on a relative fair value basis. During the year ended December 31, 2017, the Company recorded accretion of the discount totaling $7,060 and the balance of the unamortized discount was $42,940 as of December 31, 2017. In June 2018, the Company paid off $500,000 plus the accrued interest of the Note.

Loan Payable

In July 2017, the Company’s wholly-owned subsidiary, SellPoints, entered into a revenue royalty agreement (the “RR Agreement”) with a financial institution. Advances under the RR Agreement require the Company to repay the lender 1% - 2% of net revenue until the lender has received an amount equal to the amount borrowed under the RR Agreement plus interest of 10% per annum. As of December 1, 2017 (date of acquisition), the Company assumed a liability of $149,640 under the RR Agreement, of which $5,427 was repaid through December 31, 2017. Interest expense under the RR Agreement was determined to be immaterial through December 31, 2017.

F-54

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

9.	CONVERTIBLE NOTES PAYABLE

Convertible notes payable to unrelated parties as of December 31 consists of the following:

	2017	2016
Two unsecured convertible notes payable to an unrelated party bearing fixed interest at 15% per annum, maturing April 30, 2019. The notes require monthly interest only payments and are automatically converted to common stock upon a qualified public offering (“QPO”) as defined in the agreement, at a price equal to 50% of the price paid per share by the investors in the QPO.	$1,250,000	$750,000
An unsecured convertible notes payable to an unrelated party bearing fixed interest at 15% per annum, maturing April 30, 2019 when all principal and accrued interest is due. The note is automatically converted to common stock upon a qualified public offering (“QPO”) as defined in the agreement, at a price equal to 50% of the price paid per share by the investors in the QPO.	540,000	540,000
Twenty-three unsecured convertible notes payable to unrelated parties bearing fixed interest at 10% per annum, maturing April 30, 2019 when all outstanding principal accrued interest are due in full. The notes are automatically converted to common stock upon a QPO as defined in the agreement, at a price equal to 50% of the price paid per share by the investors in the QPO. The notes are also convertible, at the option of the holder at any time while any portion of the notes remain unpaid into the same securities sold by the Company in a subsequent equity financing using the same per share price being offered in the subsequent equity financing as the conversion rate.	2,026,850	–
Total convertible notes payable to unrelated parties	$3,816,850	$1,290,000

Convertible notes payable to related parties as of December 31 consists of the following:

	2017	2016
Unsecured convertible notes payable to a related party bearing fixed interest at 10% per annum, maturing April 30, 2019 when all outstanding principal accrued interest are due in full. The notes are automatically converted to common stock upon a QPO as defined in the agreement, at a price equal to 50% of the price paid per share by the investors in the QPO. The notes are also convertible, at the option of the holder at any time while any portion of the notes remain unpaid into the same securities sold by the Company in a subsequent equity financing using the same per share price being offered in the subsequent equity financing as the conversion rate.	$50,000	$–
Total convertible notes payable to related parties	$50,000	$–

F-55

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

10.	INCOME TAXES

The (benefit) provision for income taxes consisted of the following for the year ended December 31, 2017 and for the period from May 20, 2016 (inception) through December 31, 2016:

	2017	2016

Deferred:
Federal	$(350,932)	$–
State	(160,479)	–
	(511,411)	–
Current
Federal	28,525	–
State	47,912	–
Total current	76,437	–
Total (benefit) provision for income taxes	$(434,974)	$–

Significant items making up deferred tax assets and liabilities as of December 31 are as follow as:

	2017	2016

Deferred tax assets:
Allowances not currently deductible for tax purposes	$205,471	$27,846
Net operating loss carryforwards	3,814,813	622,362
Accrued and other	77,636	–
State Taxes	68,311	–
	4,166,231	650,208
Less valuation allowance	(71,970)	(650,208)
	4,094,261	–
Deferred tax liability:
Intangibles	(4,371,642)	–
	(4,371,642)	–
Net deferred tax liability	$(277,381)	$–

ASC 740-10 requires that an entity's deferred tax assets be reduced by a valuation allowance to the extent its management determines that it is more likely than not that such deferred tax asset, or portion thereof, will not be realized. The Company evaluates the realizability of its deferred tax assets in each reporting period, to determine the need and appropriateness of a valuation allowance. In its determinations, Management considers items of evidence, both positive and negative, including those items outlined in ASC 740-10.

F-56

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

10.	INCOME TAXES (continued)

Management analyzed the realizability of the deferred tax assets existing as of December 31, 2017 and determined that the Company is unable to conclude that it is more likely than not that the federal net deferred tax assets will be realized. Accordingly, a full valuation allowance of $71,970 has been placed on Company’s federal net deferred tax assets as of December 31, 2017. The Company has state net deferred tax liability of $277,381 as of December 31, 2017. A full valuation allowance of $650,208 has been placed on Company’s federal and state net deferred tax assets as of December 31, 2016.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the “Act”). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018.

At December 31, 2017, the Company had federal gross deferred tax assets (after netting against deferred tax liabilities) before valuation allowance totaling $342,713. Under generally accepted accounting principles, the Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled The Company’s net deferred tax asset of $116,522 was determined at December 31, 2017 based on the Company’s tiered then-current enacted federal tax rate of 34%. As a result of the reduction in the corporate income tax rate from 34% to 21% under the Act, the Company revalued its net deferred tax asset at December 31, 2017. This resulted in a reduction in the value of its net deferred tax asset of $44,553, which is recorded as an addition to income tax expense in the Company’s consolidated statement of income for the year ended December 31, 2017.

The Act also amended Internal Revenue Code Section 172 which governs the utilization of net operating losses (“NOLs”). Prior rules generally allowed NOLs to be carried back two years and forward 20 years, after which time the NOL’s expired. The amendment by the Act disallows any carryback of NOL’s arising in a taxable year ending after December 31, 2017, but allows an indefinite carryforward of such losses, but such losses may only offset a maximum of 80 percent of a taxpayer’s pre-NOL taxable income.

As of December 31, 2017, the Company has net operating loss carryforwards of $13,718,946 for federal and $9,066,047 for state income tax purposes. Certain of the Company’s state and foreign loss carryforwards will start expiring in 2019 and will continue to expire through 2037 if not utilized. Federal NOLs exclude a portion of which will expire unutilized due to limitations under IRC section 382.

F-57

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

10.	INCOME TAXES (continued)

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in stock ownership. The Company completed its acquisition of Push Holdings, Inc. on April 28, 2017 and SellPoints, Inc. on December 1, 2017, which resulted in a stock ownership change as defined by the Reform Act of 1986. These transactions resulted in limitations on the annual utilization of federal and state net operating loss carryforwards. As a result, the Company reevaluated its available deferred tax assets, and the net operating loss and tax credit carryforward amounts, presented in the deferred tax table above, have been adjusted for the limitation resulting from change in ownership in accordance with the provisions of the Reform Act of 1986. The Company has not completed a full Section 382 study and the numbers may change when the analysis is completed.

The (benefit) provision for income taxes reconciles to the amount computed by applying the statutory federal tax rate to the loss before income taxes from operations for the year ended December 31, 2017 and for the period from May 20, 2016 (inception) through December 31, 2016 as follows:

	2017	2016

Income tax (benefit) provision at statutory federal tax rate of 34%	$(10,626)	$(518,703)
State taxes, net of federal benefit	(74,295)	–
Meals and Entertainment	19,514	2,665
Federal rate adjustment	44,553	–
Change in valuation allowance	(444,068)	516,038
Acquisition costs	29,891	–
Other	57	–
Total (benefit) provision for income taxes	$(434,974)	$–

The Company accounts for uncertain tax positions in accordance with ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company analyzed its tax positions based on the ASC 740 guidance and believes that appropriate provisions for all tax matters have been provided for all open years and does not believe it has any uncertain income tax positions that could materially affect its financial statements at both the federal and state jurisdiction levels. The Company does not anticipate that there will be a material change in the liability for unrecognized tax benefits within the next 12 months. The Company has not recognized any interest or penalties during the year ended December 31, 2017.

The Company files U.S. federal and state tax returns. Tax years 2016 and 2017 remain open under statute as of December 31, 2017.

F-58

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

11.       STOCK WARRANTS

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were vested and exercisable, at December 31, 2017:

Exercise Price	Number Outstanding	Expiration Date
$9.21	500,000	December 31, 2022

In November 2017, in connection with the transfer of source code to the Company pursuant to an Intellectual Property Assignment, the Company issued warrants to purchase up to an aggregate of 500,000 shares of the Company’s common stock. The warrants were issued to obtain the Intellectual Property instead of the exclusive license that was originally obtained as part of the Push acquisition. The warrants were issued to stockholders of the Company in a transaction that was separate from the acquisition of Push in April 2017. The warrants are exercisable at $9.21 per share and expire on December 31, 2022 and have a fair value of $1,899,500, which was recorded as an addition to software technology and amortized over 5 years.

The Company measures the fair value of the issued warrants based on the Black Scholes model using the following assumptions:

Risk-free interest rate	1.77%
Life warrant	5 years
Expected stock price volatility	45.00%
Expected dividend yield	$0.00

The risk-free interest rate is based on the yield Daily U.S. Treasury Yield Curve Rates with terms equal to the life of the warrants as of grant date. The expected stock price volatility is based on comparable companies’ historical stock price volatility since the Company does not have sufficient historical volatility.

12.	NET INCOME (LOSS) PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding as of December 31:

	2017	2016
Basic and diluted weighted average number of shares outstanding	9,670,302	7,367,500
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Convertible debt	840,620	280,435
Warrants	500,000	–
	1,340,620	280,435

F-59

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

12.	NET INCOME (LOSS) PER SHARE (continued)

For the period from May 20, 2016 through December 31, 2016, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share. For the year ended December 31, 2017, the Company was in a net income position and therefore evaluated the convertible debt using the “If-Converted” method and for the warrants outstanding using the “Treasury Stock” method. Based on the analysis performed, the effect of the convertible debt and warrants is anti-dilutive and therefore the diluted income per share is equal to the basic income per share.

13.	COMMITMENTS AND CONTINGENCIES

During the ordinary course of business, the Company may be subject to various claims. The Company is not currently involved in any claims that management believes will have a material adverse effect on the Company’s financial position, results of operations or cash flow.

The Company leases office facilities under noncancelable operating lease agreements, which expire in varying years. The leases have renewal options providing for additional lease periods. The related rent expense for the leases is calculated on a straight-line basis with the difference recorded as deferred rent. Rent expense was $237,528 and $33,876 for the years ended December 31, 2017 and 2016, respectively. The table below includes future minimum lease payments for leases renewed and entered into in 2018.

Future minimum lease payments under the noncancelable operating lease agreements are as follows:

2018	$894,072
2019	1,173,158
2020	1,205,698
2021	995,342
2022	524,083
Thereafter	222,395
$5,014,748

14.	SEGMENT INFORMATION

The Company has determined that it operates in three operating and reportable segments: e-commerce Products, Managed Services, and SaaS. The Company determined its reportable segments based on operating and financial reports regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”), which is the Company’s Chief Executive Officer (“CEO”).

F-60

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

14.	SEGMENT INFORMATION (continued)

The Company evaluates each segment’s performance based on revenues and operating income. Selling, general and administrative expenses include sales and marketing, engineering, corporate accounting and finance, information systems, and human resource management at the corporate level. These activities are allocated to each operating segment based on revenues and/or actual usage.

The following table presents the segment information for the year ended December 31, 2017 and for the period from May 20, 2016 (inception) through December 31, 2016:

2017	e-commerce Products	Managed Services	SaaS	Totals
Net revenues	$41,651,146	$7,950,890	$318,585	$49,920,621
Cost of revenues	32,958,100	4,766,526	52,052	37,776,678
Gross margins	8,693,046	3,184,364	266,533	12,143,943
Operating expenses	8,734,156	2,346,549	272,383	11,353,088
Income (loss) from operations	$(41,110)	$837,815	$(5,850)	$790,855
Total assets	$16,152,584	$29,365,345	$9,918,018	$55,435,947

2016	e-commerce Products	Managed Services	SaaS	Totals
Net revenues	$8,819,927	$–	$–	$8,819,927
Cost of revenues	7,949,212	–	–	7,949,212
Gross margins	870,715	–	–	870,715
Operating expenses	2,286,736	–	–	2,286,736
Income (loss) from operations	$(1,416,021)	$–	$–	$(1,416,021)
Total assets	$1,756,058	$–	$–	$1,756,058

15.	RELATED PARTY TRANSACTIONS

From time to time the Company may enter into transactions with related parties. It is the Company’s policy to pay market value, or actual cost, to any related party for the goods/services provided.

The Company has notes payable due to entities under common ownership as of December 31, 2017 and 2016 with a combined principal balance of $425,000 and $325,000, respectively. Such notes do not bear interest and are due in full on April 30, 2019.

The Company outsources its product fulfillment and distribution to a logistics company under the control of the Company’s Non-Executive Chairman. Fees paid to the logistics company during the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 totaled $2,534,250 and $1,184,873, respectively.

F-61

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

15.	RELATED PARTY TRANSACTIONS (continued)

The Company outsources part of its customer service center to a related entity under the control of the Company’s Non-Executive Chairman. Fees paid to the customer service center during the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 totaled $880,483 and $411,283, respectively.

The Company outsources its chargeback investigation and recovery efforts to a related entity under the control of the Company’s Non-Executive Chairman. Fees paid to the related entity for chargeback investigation and recovery services during the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 totaled $1,607,107 and $398,053, respectively.

The Company paid rent and consulting fees to related entities under common ownership. Expenses paid to related entities totaled $1,135,854 and $567,126 during the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016, respectively.

The Company paid royalty fees to a related party controlled by an officer of the Company for Branded Response’s electronic books. Royalty fees paid to the related party for the year ended December 31, 2017 and for the period from May 20, 2016 through December 31, 2016 totaled $80,953 and $0, respectively.

The Company leases the office space used by Push in Minneapolis Minnesota from a related party controlled by two officers of the Company under a month to month lease. Such lease requires monthly payments of $14,000.

16.	SUBSEQUENT EVENTS

The Company evaluated events subsequent to December 31, 2017 for their potential impact on the financial statements and disclosures through the date these financial statements were available to be issued.

From January 2018 through July 2018, the Company completed a common equity financing round that raised $9,896,224 of gross proceeds by issuing 1,074,509 common shares at $9.21 per share.

During 2018, a number of the convertible note payable holders converted their notes plus any accrued interest to common stock. In 2018, eight convertible notes payable totaling $506,850 plus interest were converted to 58,711 common shares at $9.21 per share.

On March 20, 2018, the Company entered into an office lease agreement for its headquarters. The operating lease has a 5-year term commencing on July 1, 2018 and ending on June 30, 2023. The monthly future operating lease payments are reflected on Note 13. The monthly lease payments range from $37,296 and $44,479.

During 2018, the Company granted 1,658,500 options to purchase common stock at an exercise price of $9.21 per share. The options were granted to employees and financial advisors of the Company. The vesting period ranges from June 30, 2019 through June 30, 2021. The options have an expiration date of 10 years from the date they were issued.

F-62

CONVERSIONPOINT TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

16.	SUBSEQUENT EVENTS (continued)

Issuance of warrants:

Issuance Date	Warrants Issued	Exercise Price	Vesting Date	Expiration Date	Recipient
1/9/2018	40,000	$5.00	Fully vested	1/9/2023	Financial Advisor
2/22/2018	2,900,000	$9.21	12/31/2019	12/31/2023	Executives
6/1/2018	22,000	$7.50	Fully vested	6/1/2023	Financial Advisor
6/11/2018	50,000	$9.21	Fully vested	6/11/2023	Lender
6/15/2018	116,667	$7.50	Fully vested	6/15/2023	Financial Advisor
7/1/2018	142,486	$9.21	Fully vested	7/1/2028	Lender

F-63

Board of Directors

SellPoints, Inc.

   (acquired by ConversionPoint Technologies Inc.)

Emeryville, California

INDEPENDENT AUDITORS’ REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of SellPoints, Inc. (the Company), which comprise the balance sheets as of November 30, 2017 and December 31, 2016, and the related statements of operations, stockholders’ deficit and cash flows for the period from January 1, 2017 through November 30, 2017 and for the year ended December 31, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

F-64

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SellPoints, Inc. as of November 30, 2017 and December 31, 2016 and the results of its operations and cash flows for the period from January 1, 2017 through November 30, 2017 and for the year then ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter – Restatement of 2016 Financial Statements

As discussed in Note 2 to the financial statements, management of the Company concluded that the earnings process was incomplete on a contract and revenue was improperly recognized. The Company also determined that one of its revenue streams, which was recorded on a gross basis, should have been recognized on a net basis. Additionally, the Company determined that additional interest expense should have been recorded on its subordinated notes payable, based on the date at which interest on those notes began to accrue. Accordingly, the Company restated the December 31, 2016 financial statements to correct these errors. Our opinion is not modified with respect to these matters.

Emphasis-of-Matter –Agreement and Plan of Merger

As discussed in Note 1 to the financial statements, on December 1, 2017, the Company entered into an Agreement and Plan of Merger and sold all of its outstanding shares of capital stock. Our opinion is not modified with respect to that matter.

/s/ Frank Rimerman & Co. LLP

San Francisco, California

July 20, 2018

F-65

SELLPOINTS, INC.
BALANCE SHEETS
November 30, 2017 and December 31, 2016

	November 30,	December 31,
	2017	2016
		(restated)
ASSETS
Current Assets
Cash	$197,488	$546,805
Accounts receivable, net of allowance for doubtful accounts of $97,000 ($15,000 at December 31, 2016)	1,447,744	1,491,901
Prepaid expenses and other current assets	234,769	212,597
Total current assets	1,880,001	2,251,303
Property and Equipment, net	17,745	49,199
Software Development Costs, net	3,132,557	2,775,448
Intangible Assets, net	662,006	744,756
Restricted Cash	25,011	575,000
	$5,717,320	$6,395,706
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	$875,111	$939,819
Accrued expenses and other current liabilities	3,526,833	569,226
Deferred revenue	1,051,427	327,384
Notes payable, current portion	3,635,971	268,049
Subordinated notes payable, current portion	2,779,269	–
Loan payable	149,640	–
Total current liabilities	12,018,251	2,104,478
Notes Payable, net of current portion	–	2,914,780
Subordinated Notes Payable, net of current portion	–	2,461,739
Warrant Liability	571,026	549,683
Commitments and Contingencies (Notes 1, 6, 7, and 8)
Stockholders' Deficit
Series C convertible preferred stock, $0.0001 par value, 15,600,000 shares authorized; 15,138,078 shares issued and outstanding (aggregate liquidation preference of $7,569,000)	1,514	1,514
Series BB1 convertible preferred stock, $0.0001 par value, 53,000,000 shares authorized; 49,144,114 shares issued and outstanding (aggregate liquidation preference of $13,838,000)	4,915	4,915
Series AA1 convertible preferred stock, $0.0001 par value, 1,000,000 shares authorized; 863,580 shares issued and outstanding (aggregate liquidation preference of $553,000)	86	86
Common stock, $0.0001 par value; 116,500,000 shares authorized; 18,108,227 shares issued and outstanding (27,579,741 shares at December 31, 2016)	1,811	2,758
Additional paid–in capital	23,021,475	23,064,882
Stockholder note receivable	–	(225,518)
Accumulated deficit	(29,901,758)	(24,483,611)
Total stockholders' deficit	(6,871,957)	(1,634,974)
	$5,717,320	$6,395,706

F-66

SellPoints, Inc.
Statements of Operations
For the Year Ended December 31, 2016 and for the Period from
January 1, 2017 through November 30, 2017

	Period from January 1, 2017 through November 30, 2017	Year ended December 31, 2016
		(restated)
Revenue	$8,902,917	$10,093,186
Cost of Revenue	3,521,223	3,541,180
	5,381,694	6,552,006
Operating Expenses
Operations	3,363,886	3,939,381
General and administrative	1,417,446	1,689,468
Selling and marketing	1,250,142	1,675,464
Research and development	955,830	555,228
	6,987,304	7,859,541
Loss from Operations	(1,605,610)	(1,307,535)
Acquisition Costs	(2,837,509)	-
Interest Expense	(993,692)	(541,126)
Other Income	18,664	50,635
Net Loss	$(5,418,147)	$(1,798,026)

F-67

SellPoints, Inc.

Statements of Stockholders' Deficit

Period from January 1, 2017 through November 30, 2017 and Year Ended December 31, 2016

	Convertible Preferred Stock		Common Stock		Additional Paid-In	Stockholder Note	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balances, December 31, 2015	64,968,772	$6,497	26,346,636	$2,635	$22,878,291	$(223,445)	$(22,685,585)	$(21,607)
Issuance of Series C convertible preferred stock in exchange for cash	177,000	18	-	-	89,004	-	-	89,022
Exercise of stock options	-	-	233,105	23	6,345	-	-	6,368
Accrued interest on note receivable from stockholder	-	-	-	-	-	(2,073)	-	(2,073)
Issuance of common stock in acquisition (Note 3)	-	-	1,000,000	100	49,900	-	-	50,000
Stock-based compensation	-	-	-	-	41,342	-	-	41,342
Net loss (restated)	-	-	-	-	-	-	(1,798,026)	(1,798,026)

Balances, December 31, 2016 (restated)	65,145,772	6,515	27,579,741	2,758	23,064,882	(225,518)	(24,483,611)	(1,634,974)
Repurchase of common stock in settlement of stockholder note receivable	-	-	(10,911,306)	(1,091)	(224,427)	225,518	-	-
Exercise of stock options	-	-	1,439,792	144	34,061	-	-	34,205
Stock-based compensation	-	-	-	-	146,959	-	-	146,959
Net loss	-	-	-	-	-	-	(5,418,147)	(5,418,147)
Balances, November 30, 2017	65,145,772	$6,515	18,108,227	$1,811	$23,021,475	$-	$(29,901,758)	$(6,871,957)

F-68

SellPoints, Inc.

Statements of Cash Flows

	Period from January 1, 2017 through November 30, 2017	Year ended December 31, 2016 (restated)
Cash Flows from Operating Activities
Net loss	$(5,418,147)	$(1,798,026)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	693,866	125,076
Stock-based compensation	146,959	41,342
Non-cash interest earned on stockholder note receivable	-	(2,073)
Revaluation of warrant liability	(18,657)	(48,558)
Allowance for doubtful accounts	82,000	(116,000)
Non-cash interest expense	542,347	320,616
Loss on disposal of property and equipment	-	3,619
Changes in operating assets and liabilities:
Accounts receivable	(37,843)	429,434
Prepaid expenses and other current assets	(22,172)	(68,186)
Accounts payable	(64,708)	322,602
Accrued expenses and other current liabilities	2,957,607	(335,118)
Deferred revenue	724,043	(177,761)
Net cash used in operating activities	(414,705)	(1,303,033)
Cash Flows from Investing Activities
Capitalized software development costs	(936,771)	(1,371,267)
Restricted cash, movement	549,989	(75,000)
Net cash used in investing activities	(386,782)	(1,446,267)
Cash Flows from Financing Activities
Proceeds from note payable, net	385,325	3,504,147
Principal payments on note payable	(117,000)	(2,000,000)
Proceeds from loan payable	165,000	-
Principal payments on loan payable	(15,360)	-
Proceeds from the issuance of common stock	34,205	6,368
Proceeds from the issuance of subordinated notes payable, net	-	460,023
Repayments on line of credit	-	(950,000)
Proceeds from issuance of convertible preferred stock, net	-	89,022
Net cash provided by financing activities	452,170	1,109,560
Net Decrease in Cash	(349,317)	(1,639,740)
Cash, beginning of period	546,805	2,186,545
Cash, end of period	$197,488	$546,805

F-69

SellPoints, Inc.

Statements of Cash Flows (continued)

	Period from January 1, 2017 through November 30, 2017	Year ended December 31, 2016 (restated)
Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$451,000	$221,000
Supplemental Schedule of Non-Cash Financing Activities
Repurchase of common stock as settlement for stockholder note receivable	$225,518	$-
Issuance of warrants to purchase shares of common stock in connection with notes payable	$40,000	$360,000
Issuance of common stock in acquisition (Note 3)	$-	$50,000

F-70

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

1.	Nature of Business and Sale of Capital Stock

Nature of Business

SellPoints, Inc. (the Company) was incorporated in Delaware on May 5, 2000. The Company is headquartered in Emeryville, California and produces and syndicates video-on-demand product presentations through its large network of online shopping sites, facilitating and measuring increased levels of shopper engagement with the brands and products of the Company’s customers. The Company also provides performance marketing and analytics, which enables customers to leverage engagement insights to create, augment, and track online marketing programs. In March 2015, the Company expanded its offerings to provide advanced digital advertising solutions, specializing in audience targeting and retargeting. The Company builds and integrates technologies to provide solutions for advertisers to anonymously serve advertisements to people who have previously engaged with the advertisers online.

Sale of Capital Stock

On December 1, 2017, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) to sell all of its capital stock to ConversionPoint Technologies Inc. (CPT), and became a wholly-owned subsidiary of CPT upon completion of the merger.

2.	Significant Accounting Policies

Financial Statement Restatement:

In connection with the preparation of the financial statements for the year ended December 31, 2016, management of the Company concluded that the earnings process was incomplete on a contract and revenue was improperly recognized in 2016. The Company also determined that one of its revenue streams, which was recorded on a gross basis, should have been recognized on a net basis. Additionally, the Company determined that additional interest expense should have been recorded in 2016 on its subordinated notes payable (Note 7).

F-71

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Financial Statement Restatement: (continued)

Revenue Contract: One arrangement with a customer provided for the delivery of a specific dollar value threshold, which was not achieved as of December 31, 2016. In 2016, revenue was decreased by $328,000 and cost of revenue was decreased by $226,000. The net effect of this restatement was an increase to the 2016 net loss by $102,000.

Revenue Stream: The Company acts as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. Management determined that the Company was acting as an agent in these transactions and, as such, should recognize the revenue earned on these transaction on a net basis. In 2016, revenue and cost of revenue were both decreased by $26,863,000. There was no effect on the 2016 net loss as a result of this restatement.

Interest Expense on Subordinated Notes Payable: The Company should have recorded additional interest expense in 2016 related to the subordinated notes payable (Note 7), based on the date at which interest on those notes began to accrue, which was in February 2016. The Company previously had recognized interest expense on the subordinated notes payable beginning in October 2016. The net effect of this restatement was an increase to the 2016 net loss of $150,000.

F-72

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Financial Statement Restatement: (continued)

The net effect of all restatement adjustments was an increase to the 2016 net loss of $251,853, and the change in the statement of operations as a result of the restatement is as follows:

	2016, as restated	2016, prior to restatement	Variance
Revenue	$10,093,186	$37,284,081	$(27,190,895)
Cost of Revenue	3,541,180	30,401,002	(26,859,822)
	6,552,006	6,883,079	(331,073)
Operating Expenses
Operations	3,939,381	4,168,454	(229,073)
General and administrative	1,689,468	1,689,468	-
Selling and marketing	1,675,464	1,675,464	-
Research and development	555,228	555,228	-
	7,859,541	8,088,614	(229,073)
Loss from Operations	(1,307,535)	(1,205,535)	(102,000)
Interest Expense	(541,126)	(391,273)	(149,853)
Other Income	50,635	50,635	-
Net Loss	$(1,798,026)	$(1,546,173)	$(251,853)

None of the restatement adjustments impacted the Company’s total cash flows from operating, investing and financing activities.

Revenue Recognition:

The Company provides its services under a Software-as-a-Service model to its customers under hosting arrangements, by which Active Product Tours (APTs) of the customers’ consumer products are viewed online by consumers when investigating, evaluating and purchasing products. Customers do not take delivery or possession of the Company’s software.  Customers can and often do take possession of APTs produced by the Company on the customers’ behalf.

F-73

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Revenue Recognition: (continued)

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 605, Revenue Recognition and FASB ASC Topic 985-605, Software. Under Topic 605, companies whose arrangements include multiple-deliverables that do not include software licenses are required to allocate total contract consideration among elements with stand-alone value based on each element’s relative selling price. Selling price is determined using a hierarchy based upon vendor specific objective evidence (VSOE), third party evidence (TPE) or the best estimated selling price (BESP), in descending order of reliability. Once total contract consideration is allocated to elements with stand-alone value, revenue is recognized for each element as the basic revenue recognition criteria are met being persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is assured.

The Company enters into arrangements with customers that purchase both recurring monthly hosting services and tour production services at the same time, or within close proximity of one another.  Each element within an arrangement is accounted for as a separate unit of accounting provided the following criteria are met: the delivered products or services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered service is considered probable and is substantially controlled by the Company. The Company considers a deliverable to have standalone value if the products or services are sold separately by the Company or another vendor or could be resold by the customer.  To date, the Company’s revenue arrangements do not include a general right of return relative for the delivered products or services.

Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition. For those units of accounting that include more than one deliverable but are treated as a single unit of accounting, the Company generally recognizes revenue over the delivery period.  For the purposes of revenue classification of the elements that are accounted for as a single unit of accounting, the Company allocates revenue to the hosting services and tour production services based on a rational and consistent methodology utilizing the best estimate of fair value of such elements.

For multiple-element arrangements, the Company allocates revenue to each element based on the above selling price hierarchy at the arrangement inception. The total arrangement consideration is allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each unit based on the aforementioned selling price hierarchy.

F-74

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Revenue Recognition: (continued)

The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions.

To determine the selling price in multiple-element arrangements, the Company establishes VSOE using the price charged for a deliverable when sold separately.  For multiple-element arrangements, TPE is established by evaluating similar and interchangeable competitor products or services in standalone arrangements with similarly situated customers.  If the Company is unable to determine the selling price because VSOE or TPE does not exist, BESP is determined for the purposes of allocating the arrangement by reviewing historical transactions, including transactions whereby the deliverable was sold on a standalone basis, and considering several other external and internal factors including, but not limited to; pricing practices, including discounting; margin objectives; competition; the geographies in which the Company offers products and services; the type of customer; and the stage of the product lifecycle.  The determination of BESP is made through consultation with and approval by management, taking into consideration pricing models and go-to-market strategies.  As pricing and go-to-market strategies evolve, the Company may modify pricing practices in the future, which could result in changes to the determination of VSOE, TPE and BESP. As a result, future revenue recognition for multiple-element arrangements could differ materially from current results.  Selling prices are analyzed on an annual basis or more frequently if the Company experiences significant changes in selling prices.

The Company derives certain revenue through the management of online display advertising campaigns, which include per-impression arrangements. Revenue is derived primarily based on a cost per thousand impressions and is recognized in the period in which the services are provided. The Company receives a fee from its customers and pays a fee to publishers based on revenue generated, or on a cost per thousand impressions basis. The Company recognizes revenue on a net basis based on these terms when persuasive evidence of an arrangement exists, the services have been provided, the fees the Company charges for its services are fixed or determinable, and collectability is reasonably assured.

F-75

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Cost of Revenue:

The Company’s cost of revenue consists primarily of information technology costs, advertising and consulting services, and salaries and related expenses incurred directly in the Company’s revenue generating activities.

Acquisition Costs:

Acquisition costs consist of a change of control payment, payable in shares of CPT, due to the holders of the subordinated notes payable (Note 7), employee compensation expenses and legal fees incurred by the Company in connection to the Merger Agreement (Note 1). Accrued acquisition costs consist of the unpaid portion of costs described above and cash received from the Company’s employees for the purchase of shares of CPT to be issued after the closing of the Merger Agreement.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Restricted Cash:

Cash is held at a major financial institution at November 30, 2017 and December 31, 2016. Restricted cash consists of funds held at a financial institution as minimum balances in accordance with a loan and security agreement (Note 7) and a Company credit card agreement.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, restricted cash and accounts receivable. The Company maintains cash balances at one financial institution. Cash deposits exceeded the Federal Deposit Insurance Corporation insurable limit at November 30, 2017 and December 31, 2016. The Company’s accounts receivable are derived from revenue earned from customers located in the United States of America and Canada. To reduce credit risk with accounts receivable, the Company performs ongoing evaluations of its customers’ financial condition. The Company provides credit to its customers in the normal course of business and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations.

F-76

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Property and Equipment:

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful life of the asset, generally three years. Leasehold improvements are amortized over the lesser of the asset’s useful life or the remaining lease term. Depreciation and amortization expense was $31,000 in the period from January 1, 2017 through November 30, 2017 ($35,000 in 2016).

Intangible Assets:

Intangible assets comprise the value of developed technology, customer relationships, domain names and trademarks. Intangible assets are carried at cost and amortized using the straight-line method over the estimated useful life, ranging from three to ten years. Amortization expense is allocated to operating expenses on the accompanying statements of operations. Amortization expense was $83,000 in the period from January 1, 2017 through November 30, 2017 ($90,000 in 2016).

Software Development Costs:

Capitalization of software development costs begins during the application development stage. Costs incurred in the application development phase, including upgrades and enhancements, if it is probable that such expenditures will result in additional functionality, are capitalized and will be amortized over their estimated useful life. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized on the accompanying balance sheets on a periodic basis, usually quarterly. No amortization had been recorded as of December 31, 2016, as the software platform had not yet been placed into service. In January 2017, the software platform was placed into service and amortization commenced. The useful life of the software development costs was determined to be five years from the date of capitalization.

Accounting for Impairment of Long-Lived Assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying cost amount or fair value less cost to sell. The Company did not identify any such impairment losses related to long-lived assets in the period from January 1, 2017 through November 30, 2017 or the year ended December 31, 2016.

F-77

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Income Taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between financial statement and income tax basis of existing assets and liabilities. Deferred income assets and liabilities are recorded net and classified as noncurrent on the balance sheets. A valuation allowance is provided against the Company’s deferred income tax assets when their realization is not reasonably assured.

Research and Development Costs:

Research and development costs are expensed as incurred and consist primarily of salaries and related expenses, consulting services and other direct expenses.

Advertising Costs:

All advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising expenses incurred by the Company were not significant in the period from January 1, 2017 through November 30, 2017 or the year ended December 31, 2016.

Stock-Based Compensation:

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. The Company accounts for all stock option grants using the fair value method and stock-based compensation is recognized as the underlying options vest.

Stock-based compensation for warrants granted to non-employees is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.  Compensation expense for options granted to non-employees is periodically re-measured as the underlying options vest.

F-78

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Warrants:

Accounting standards require that freestanding warrants and similar instruments due to settlement features of the financial instrument should be accounted for as liabilities even though the underlying shares of stock may be classified as equity. Such warrants are measured and recognized at fair value, and subject to re-measurement at each balance sheet date. At the end of each reporting period, changes in fair value during the period are recognized as a component of other income (expense) on the accompanying statements of operations. The Company will continue to adjust the warrant liability for changes in the fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including completion of an initial public offering, at which time the liability will be reclassified to additional paid-in capital.

Fair Value of Financial Instruments:

The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with those financial instruments.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology, which are significant to the fair value measurement, are unobservable.

An asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

F-79

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Fair Value of Financial Instruments: (continued)

The Company’s warrant liability related to warrants to purchase shares of convertible preferred stock have been valued using the Black-Scholes option pricing model and is classified within Level 3 of the fair value hierarchy at November 30, 2017 and December 31, 2016. At November 30, 2017, the weighted average assumptions used to determine the fair value of the convertible preferred stock warrants were as follows: risk-free interest rate of 2.28%, remaining expected life of 7.39 years, expected volatility of 45% and no dividends (2.28%, 8.22 years, 45% and no dividends at December 31, 2016). The fair value of the convertible preferred stock warrant liability was $171,026 at November 30, 2017 ($189,683 at December 31, 2016).

In September 2016 and February 2017, the Company issued warrants to purchase shares of common stock in connection with a loan and security agreement (Note 7), which contain provisions that the holders can exchange the warrants for cash, contingent upon the earlier of the entering into any transaction deemed to be a liquidation or dissolution of the Company, or three years from the issuance date. The fair value of the warrants was determined to be equal to the potential cash payout, which is the most reliable measure of fair value. The Company’s warrant liability for warrants to purchase shares of common stock is classified within Level 1 of the fair value hierarchy at November 30, 2017 and December 31, 2016. The fair value of the common stock warrant liability was $400,000 at November 30, 2017 ($360,000 at December 31, 2016).

The changes in value of the warrant liability are summarized below:

Balance, December 31, 2015	$238,241
Warrants issued	360,000
Expiration of warrant recorded in other income	(29,747)
Change in fair value recorded in other income	(18,811)
Balance, December 31, 2016	549,683
Warrants issued	40,000
Change in fair value recorded in other income	(18,657)
Balance, November 30, 2017	571,026

F-80

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Reclassifications:

Certain reclassifications have been made to prior year balances to conform with current year presentation.

Recent Accounting Pronouncements Not Yet Effective:

Revenue:

In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers. This accounting standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers to reflect the consideration to which the entity expects to be entitled to in exchange for goods and services. The standard will replace most existing revenue recognition guidance generally accepted in the United States of America. Topic 606 is effective for the Company as of January 1, 2019, and permits the use of either a retrospective or cumulative effect transition method. The Company has not selected a transition method and is currently evaluating the effect Topic 606 will have on its financial statements and related disclosures.

Leases:

In February 2016, the FASB issued ASC Topic 842, Leases. This standard requires all entities that lease assets under leases with terms of more than 12 months to capitalize the assets and related liabilities on the balance sheet. The standard is effective for the Company as of January 1, 2020 and requires the use of a modified retrospective transition approach for its adoption. The Company is currently evaluating the effect Topic 842 will have on its financial statements and related disclosures. Management expects the assets leased under operating leases, similar to the lease disclosed in Note 6, will be capitalized together with the related lease obligations on the balance sheet upon the adoption of Topic 842.

Stock-Based Compensation:

In March 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 requires recognition of the income tax effects of vested or settled awards in operations and involves several other aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The standard is effective for the Company as of January 1, 2018. The Company is currently evaluating the effect ASU 2016-09 will have on its financial statements and related disclosures.

F-81

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

2.	Significant Accounting Policies (continued)

Recent Accounting Pronouncements Not Yet Effective: (continued)

Restricted Cash:

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires restricted cash and cash equivalents be included as components of total cash and cash equivalents as presented on the statements of cash flows. The standard is effective for the Company as of January 1, word. The Company currently presents changes in cash and cash equivalents and restricted cash as separate components on its statements of cash flows. The new guidance will not impact financial results, but will result in a change in the presentation of restricted cash within the statement of cash flows upon the adoption of ASU 2016-18.

Subsequent Events:

Subsequent events have been evaluated through the date of the independent auditors’ report, which is the date the financial statements were approved by management and available to be issued.

3.	Acquisition

In March 2015, the Company acquired Retargeter, LLC (Retargeter) under an Asset Purchase Agreement (APA). The aggregate purchase price of $262,500 was paid through the issuance of 5,250,000 shares of common stock, valued at $0.05 per share on the date of acquisition. Under the terms of the APA, the Company withheld 1,000,000 of the 5,250,000 shares of common stock to allow time for the Company to file indemnification claims against the seller of Retargeter and cover for any potential unidentified or unresolved claims against Retargeter at the date of acquisition. The fair value of the withheld shares in 2015 was $50,000. As of December 31, 2016, no claims were filed and the Company released all 1,000,000 shares of common stock.

In connection with the acquisition, the Company recorded all acquired assets and assumed liabilities of Retargeter at fair value, and the operating results of Retargeter have been included in the Company’s financial statements since the date of acquisition.

F-82

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

4.	Balance Sheet Detail

Property and Equipment:

Property and equipment consists of the following at:

	November 30,	December 31,
	2017	2016
Leasehold improvements	$76,406	$76,406
Furniture and fixtures	27,260	27,260
	103,666	103,666
Less accumulated depreciation and amortization	(85,921)	(54,467)
	$17,745	$49,199

Intangible Assets:

Intangible assets consists of the following at:

	November 30,	December 31,
	2017	2016
Intangible Assets	$902,736	$902,736
Less accumulated amortization	(240,730)	(157,980)
	$662,006	$744,756

Estimated future amortization expense for the intangible assets as of November 30, 2017 is as follows:

Month of December 2017	$7,524
Years Ending December 31:
2018	90,274
2019	90,274
2020	90,274
2021	90,274
2022	90,274
Thereafter	203,112
$662,006

F-83

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

4.	Balance Sheet Detail (continued)

Software Development Costs:

Software development costs consists of the following at:

	November 30,	December 31,
	2017	2016
Software development costs	$3,712,219	$2,775,448
Less accumulated amortization	(579,662)
	$3,132,557	$2,775,448

Estimated future amortization expense for software development costs as of November 30, 2017 is as follows:

Month of December 2017	$59,693
Years Ending December 31:
2018	742,444
2019	742,444
2020	742,444
2021	742,444
2022	103,088
$3,132,557

Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities consists of the following at:

	November 30,	December 31,
	2017	2016
Accrued acquisition costs	$2,844,571	$–
Trade accrued expenses	453,810	190,298
Payroll and employee related expenses	166,892	285,925
Accrued interest	39,534	37,352
Deferred Rent	22,026	55,651
	$3,526,833	$569,226

F-84

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

5.	Income Taxes

Deferred income taxes result from the tax effect of transactions that are recognized in different periods for financial statement and income tax reporting purposes. The Company’s net deferred income tax assets at November 30, 2017 are $8,103,000 ($9,797,000 at December 31, 2016) and have been fully offset by a valuation allowance, as their realization is not reasonably assured. These deferred income tax assets consist primarily of net operating losses, which may be carried forward to offset future income tax liabilities, and temporary differences between financial statement and income tax reporting, such the depreciation and amortization period of long-lived assets and certain accrued expenses. Effective January 1, 2018, the federal corporate income tax rate has been reduced from 35% to 21%. The federal deferred income tax assets at November 30, 2017 are tax effected at 21%, while the federal deferred income tax assets at December 31, 2016 were tax effected at 34%. At November 30, 2017, the Company has federal and state net operating loss carry forwards of $27,006,000 and $9,028,000, respectively, available to reduce future income subject to income taxes ($24,604,000 and $10,795,000, respectively, at December 31, 2016). The federal net operating loss carry forwards will begin to expire, if not utilized, in 2020. State net operating loss carry forwards began expiring in 2010. Additionally, the Company has federal and state research and development income tax credits totaling $123,000 and $132,000 respectively, at November 30, 2017 ($91,000 and $109,000, respectively, at December 31, 2016). The federal income tax credits begin to expire in 2035. The state income tax credits may be carried forward indefinitely.

Section 382 of the Internal Revenue Code (the Code) limits the use of net operating loss carry forwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change of more than 50% of the value of the Company’s capital stock, as defined by the Code, utilization of these carry forwards could be restricted.

The Company applies the provisions set forth in FASB ASC Topic 740, Income Taxes, to account for uncertainty in income taxes. In the preparation of income tax returns in federal and state jurisdictions, the Company asserts certain tax positions based on its understanding and interpretation of the income tax law. The taxing authorities may challenge such positions, and the resolution of such matters could result in recognition of income tax expense in the Company’s financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns.

The Company uses the “more likely than not” criterion for recognizing the tax benefit of uncertain tax positions and establishing measurement criteria for income tax benefits. The Company has evaluated the impact of these positions and believes that its income tax filing positions and deductions will be sustained upon examination and, accordingly, has not recorded any reserves or related accruals for interest and penalties as of November 30, 2017 for uncertain income tax positions. In the event the Company should need to recognize interest and penalties related to unrecognized tax liabilities, this amount will be recorded as an accrued liability and an increase to income tax expense. The Company does not expect significant changes in its tax positions over the next 12 months.

F-85

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

5.	Income Taxes (continued)

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. Management believes all tax years since 2008 remain open and subject to examination by the appropriate tax authorities.

6.	Commitments and Contingencies

Operating Lease:

The Company leases its office facilities in Emeryville, California under a non-cancelable operating lease agreement which expires in May 2021. Under the terms of the lease agreement, the Company is responsible for certain insurance, property tax and maintenance expenses. The lease agreement contains scheduled rent increases and provides for several rent-free months over the term of the lease. The related rent expense for the lease is calculated on a straight-line basis with the difference recorded as deferred rent. Rent expense was $290,000 in the period from January 1, 2017 through November 30, 2017 ($317,000 in 2016).

Future minimum lease payments under the non-cancelable operating lease agreement are as follows:

Month of December 2017	$29,000
Years Ending December 31:
2018	374,000
2019	390,000
2020	402,000
2021	170,000
$1,365,000

Indemnification Agreements:

From time to time, in the normal course of business, the Company may indemnify other parties, with which it enters into contractual relationships, including customers, lessors and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements obligations due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnifications claims. Management believes any liability arising from their indemnification agreements would not be material to the financial statements.

F-86

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

6.	Commitments and Contingencies (continued)

Litigation:

In the normal course of business, the Company receives inquiries or is involved in legal disputes and possible patent infringements. In the opinion of management, any liabilities resulting from these claims will not have a material adverse effect on the Company’s financial position or results of operations.

7.	Borrowings

Notes Payable:

In April 2013, the Company entered into a loan and security agreement (the 2013 Agreement) with a financial institution which allows for borrowings of up to $3,000,000 in the form of a term note and a revolving line of credit. In April 2013, the Company borrowed $1,134,026 under the term note and $800,000 under the line of credit. Outstanding borrowings under the term note bore interest at the higher of 1.75% plus prime or 5%, per annum and required monthly interest only payments through March 2014. Beginning in April 2014, the Company was required to make 30 equal monthly payments of $37,800, comprised of principal and interest. In January 2015, the Company amended the 2013 Agreement (the 2015 Amendment) to increase maximum aggregate borrowings under the term note and revolving line of credit to $4,000,000. In January 2015, the Company borrowed an additional $1,206,812 under the term note. Outstanding borrowings under the 2015 Amendment bore interest at 5.25% per annum and required monthly interest only payments through January 2016. Beginning in February 2016, the Company was required to make 24 equal monthly payments of $83,333, comprised of principal and interest through January 2018. Outstanding borrowings under the line of credit bore interest at the higher of 0.75% plus prime or 4%, per annum and were due in June 2017. However, all borrowings under the 2015 Amendment were fully repaid in September 2016.

In connection with the 2013 Agreement, the Company issued a warrant to purchase 213,083 shares of Series BB1 convertible preferred stock (Series BB1) at $0.28158 per share (Note 9).

In connection with the 2015 Amendment, the Company issued a warrant to purchase 46,736 shares of Series C convertible preferred stock (Series C) at $0.50 per share (Note 9). At issuance, the Company determined the fair value of the warrant to be $10,511 which was recorded as a warrant liability and a discount to the carrying value of the notes payable, which is being amortized to interest expense over the repayment term. In 2016, the Company recorded $7,154 of amortization to interest expense and the discount was fully amortized.

F-87

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

7.	Borrowings (continued)

Notes Payable: (continued)

In September 2016, the Company entered into a loan and security agreement (the 2016 Agreement) with accredited investors, which allows for borrowings of up to $4,000,000 in the form of a term note. In September 2016, the Company borrowed $3,600,000 under the term note. Outstanding borrowings under the term note bear interest at 12.25% per annum and require monthly interest only payments through August 2017. In February 2017, the Company borrowed the remaining $400,000 available and amended the 2016 Agreement (the 2017 Amendment) to allow for an additional $1,000,000 of borrowings under the term note. Under the 2017 Amendment, the Company was to begin making principal repayments in September 2017, and repaid $117,000 of the principal outstanding through November 30, 2017. In December 2017, the Company amended the 2017 Amendment (the December 2017 Amendment) to repay the outstanding principal as follows: $25,000 in February 2018, $25,000 in March 2018, $50,000 in April 2018, and all remaining principal plus any accrued but unpaid interest in May 2018. As of the date of the independent auditors’ report, the majority of the principal remains outstanding, and the Company is in discussions with the lenders to amend the December 2017 Amendment to extend the maturity and modify the repayment terms.

Outstanding borrowings under the December 2017 Amendment are collateralized by substantially all assets of the Company. Under the December 2017 Amendment, the Company is required to maintain a compensating balance of $375,000 with a financial institution and borrowings are subject to certain financial and non-financial covenants. As the Company was out of compliance with the compensating balance and certain covenants requirements at November 30, 2017, the lenders have provided a waiver and is assessing compliance and repayment terms on a go-forward basis.

In September 2016, in connection with the 2016 Agreement, the Company issued warrants to purchase 3,169,623 shares of common stock at $0.06 per share (Notes 2 and 9). At issuance, the Company determined the fair value of the warrants to be $360,000 which was recorded as a warrant liability and a discount to the carrying value of the notes payable. In addition, in September 2016, the Company capitalized certain costs totaling $95,853, which were recorded as a discount to the notes payable. In February 2017, as a result of borrowing the $400,000 under the 2016 Agreement, the Company issued warrants to purchase 352,180 shares of common stock at $0.06 per share (Notes 2 and 9). At issuance the Company determined the fair value of the warrants to be $40,000 which was recorded as a warrant liability and a discount to the carry value of the notes payable. In addition, in February 2017, the Company capitalized certain costs totaling $14,675, which was recorded as a discount to the notes payable. The aforementioned discounts are being amortized to interest expense over the repayment terms of the notes payable. In the period from January 1, 2017 through November 30, 2017, the Company amortized $224,817 of the discounts to interest expense ($38,682 in 2016). At November 30, 2017, the remaining unamortized discounts totaled $247,029 ($417,171 at December 31, 2016).

F-88

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

7.	Borrowings (continued)

Subordinated Notes Payable:

In December 2015 and January 2016, the Company borrowed $1,870,000 and $525,000, respectively, under unsecured subordinated promissory note payable agreements with accredited investors, which are governed under a single Note Purchase Agreement (the NPA). The NPA allows for borrowings up to $2,500,000. All notes payable under the NPA began accruing interest in February 2016 at a rate equal to 10% per annum through February 2017, 12% per annum for the following 12 months, and 14% for the following 12 months thereafter. All outstanding borrowings under the NPA, along with any accrued but unpaid interest, were to become due in February 2019. In December 2017, the Company amended the NPA (the Amended NPA) to change the maturity date to the earlier of August 2018 or the closing of a financing of at least $10,000,000 by CPT, and to modify the interest rate to 10% per annum beginning in December 2017 through maturity. In the event of a change of control, a mandatory prepayment fee in the amount equal to 100% of the principal under the NPA is due. As the Company determined that the Merger Agreement was imminent at November 30, 2017, the Company determined that the mandatory prepayment fee under the change in control provision should be recognized. Subsequent to November 30, 2017, the Company negotiated the payment of the fee through the transfer of CPT shares acquired under the Merger Agreement. As such, the Company recorded an expense of $2,395,000 within the statement of operations for the period of January 1, 2017 through November 30, 2017 and accrued expenses and other current liabilities on the balance sheet at November 30, 2017.

In connection with the NPA, the Company capitalized certain costs totaling $143,064 and $64,977 in December 2015 and January 2016, respectively, which were recorded as discounts to the subordinated notes payable, and are being amortized to interest expense over the repayment terms. In the period from January 1, 2017 through November 30, 2017, the Company amortized $61,611 of the discount to interest expense ($65,216 in 2016). At November 30, 2017, the remaining unamortized discounts were $81,214 ($142,825 at December 31, 2016).

In February 2016, in connection with the NPA, the Company issued a warrant to a third party in exchange for services, to purchase 250,000 shares of common stock at $0.06 per share through February 2026. The fair value of the warrant was determined to be immaterial.

F-89

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

7.	Borrowings (continued)

Loan Payable:

In July 2017, the Company entered into a revenue royalty agreement (the RR Agreement) with a financial institution which allows for borrowings of up to $1,500,000. Advances under the RR Agreement require the Company to repay the lender 1% - 2% of net revenue until the lender has received an amount equal to the amount borrowed under the RR Agreement plus interest of 10% per annum. In July 2017, the Company borrowed $165,000 under the RR Agreement, of which $15,360 was repaid through November 30, 2017. Interest expense under the RR Agreement was determined to be immaterial through November 30, 2017.

8.	Patent Purchase and Note Payable Agreement

In May 2014, the Company purchased a video technology patent in exchange for a convertible promissory note in the amount of $1,500,000. The note, which is subordinated to all bank debt (Note 7), accrued interest at the rate of 4% per annum through its maturity in May 2017. The note, plus any accrued interest, was convertible at any time into shares of common stock at the option of the holder with a conversion price of $0.75 per share. Upon the maturity date, the Company had the option to repay the note in full with the patent purchased under the agreement and be released of all obligations.

As the Company does not intend to repay the note in cash, and has the option to satisfy the note by returning the patent purchased under the agreement on the maturity date, no asset or liability has been recorded on the accompanying balance sheets for the corresponding patent acquired or the convertible note payable issued. The note matured in May 2017 and the Company attempted to return the patent, however, the note holder did not respond to that attempt. No other action has been taken by either the Company or the note holder and the Company is currently evaluating possible courses of action.

F-90

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

9.	Capital Stock

Convertible Preferred Stock:

The Company is authorized to issue 69,600,000 shares of convertible preferred stock which the Board of Directors had denominated as Series C, Series BB1 and Series AA1 convertible preferred stock (Series AA1) (collectively, Preferred Stock) with a par value of $0.0001 per share.

At November 30, 2017, the Company had the following shares of Preferred Stock issued and outstanding:

	Shares Authorized	Shares Outstanding	Aggregate Liquidation Preference
Series C	15,600,000	15,138,078	$7,569,000
Series BB1	53,000,000	49,144,114	13,838,000
Series AA1	1,000,000	863,580	553,000
	69,600,000	65,145,772	$21,960,000

F-91

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

9.	Capital Stock (continued)

Convertible Preferred Stock: (continued)

At November 30, 2017, the rights, preferences, privileges and restrictions for the holders of Preferred Stock of are as follows:

Dividends:

The holders of Series C, Series BB1 and Series AA1 are entitled to receive non-cumulative dividends, when and if declared by the Board of Directors, as adjusted for stock splits, dividends, reclassifications or the like, prior to and in preference to the holders of common stock, at the rate of $0.040, $0.017 and $0.0384 per share, respectively, per annum. Any additional dividends will be paid ratably to holders of common and Preferred Stock, with holders of Preferred Stock participating on an as-if converted basis. No dividends have been declared as of November 30, 2017.

Liquidation:

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series C are entitled to receive, prior and in preference to any distribution to the holders of Series BB1, Series AA1 and common stock, an amount equal to $0.50 per share, as adjusted for stock splits, dividends, combinations, recapitalizations or the like, plus any declared but unpaid dividends. If upon occurrence of such an event, the assets and funds to be distributed among the holders of Series C are insufficient to permit the payment to such holders, then the entire proceeds legally available for distribution will be distributed ratably among the holders of Series C in proportion to the full amounts that each such holder is otherwise entitled to receive.

Upon completion of payment of the full liquidation preference of Series C, the holders of Series BB1 and Series AA1 are entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount equal to $0.28158 and $0.64 per share, respectively, as adjusted for stock splits, dividends, combinations, recapitalizations or the like, plus any declared but unpaid dividends. If upon occurrence of such an event, the assets and funds to be distributed among the holders of Series BB1 and Series AA1 are insufficient to permit the payment to such holders, then the entire proceeds legally available for distribution will be distributed ratably among the holders of Series BB1 and Series AA1 in proportion to the full amounts that each such holder is otherwise entitled to receive.

F-92

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

9.	Capital Stock (continued)

Convertible Preferred Stock: (continued)

Liquidation: (continued)

After payment of the full liquidation preference for Series BB1 and Series AA1, any remaining assets of the Company will be distributed ratably to the holders of Series BB1, Series AA1 and common stock, with the holders of Series BB1 and Series AA1 participating on an as-if converted basis, until such holders have received an aggregate of three times their respective original issuance price. Any remaining assets of the Company will be distributed ratably to the holders of common stock.

Conversion:

Shares of Preferred Stock are convertible into shares of the Company’s common stock at an initial conversion rate of one-for-one at the option of the holder, at any time after issuance, subject to certain anti-dilution adjustments. All outstanding shares of Preferred Stock will automatically convert into shares of common stock at the then applicable conversion ratio, upon the completion of a qualifying initial public offering with gross proceeds of at least $15,000,000; or upon the affirmative vote of the holders of at least two-thirds of the then outstanding shares of Preferred Stock.

Voting Rights:

Holders of Preferred Stock are entitled to one vote for each share of common stock into which such Preferred Stock could then be converted, as adjusted for stock splits, dividends, reclassifications or the like, on all matters submitted to a vote of the stockholders of the Company.

Holders of Series BB1, voting as a separate class, are entitled to elect three members to the Board of Directors. Holders of common stock, voting as a separate class, are entitled to elect one member to the Board of Directors. Holders of common stock and Preferred Stock, with Preferred Stock voting on an as-if converted basis, are entitled to elect the remaining members to the Board of Directors.

F-93

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

9.	Capital Stock (continued)

Convertible Preferred Stock: (continued)

Protection Provisions:

As long as any of shares of Preferred Stock remains outstanding, the vote of the holders of a majority of the outstanding shares of Preferred Stock on an as-converted to common stock basis is necessary for consummation of certain transactions, including but not limited to: increasing or decreasing the authorized capital stock; creating any senior or pari passu security, privileges, preferences or voting rights senior to or on parity with those granted to the Preferred Stock; altering or changing the Preferred stockholder rights; redeeming or repurchasing the Company’s equity securities; or entering into any transaction deemed to be a liquidation or dissolution of the Company.

Redemption:

Shares of Preferred Stock are not redeemable at the option of the holder.

Common Stock:

The Company is authorized to issue 116,500,000 shares of common stock with a par value of $0.0001 per share, of which 18,108,227 shares were issued and outstanding at November 30, 2017.

Stockholder Note Receivable:

In June 2013, the Company issued 10,911,306 shares of unvested common stock, granted under the 2005 Stock Plan (Note 10), under a restricted stock award agreement to an employee of the Company in exchange for a stockholder note receivable, services and the cancellation of previously awarded stock options to the employee under the 2005 Stock Plan. The principal of the note was $218,000, accrued interest at 0.95% per annum, was collateralized by the underlying common stock and was to mature in June 2020. At December 31, 2016, the principal plus all accrued but unpaid interest under the note totaled $225,518 and was included on the balance sheet within stockholders’ deficit. In September 2017, the Company entered into a stock repurchase agreement and repurchased all 10,911,306 shares of common stock in exchange for the extinguishment of all principal and accrued but unpaid interest due under the stockholder note receivable. In connection with the stock repurchase agreement, the Company granted the stockholder an option to purchase 10,911,306 shares of common stock under the Plan.

F-94

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

9.	Capital Stock (continued)

Stockholder Note Receivable: (continued)

On the date of issuance in 2013, The Company determined the fair value of the restricted stock to be $148,394 using the Black-Scholes option pricing model. Of the 10,911,306 shares, 3,637,102 shares vest over a period of four years, with a vesting start date in June 2012, and 7,274,204 shares were to vest, based on a calculation of net proceeds, upon an acceptable change of control. In 2016, the Company recognized $7,149 of employee stock-based compensation associated with the stockholder note receivable agreement. No additional shares vested and no additional stock-based compensation was recognized in 2017.

Convertible Preferred Stock Warrants:

In 2006, in connection with a loan agreement, the Company issued a warrant to purchase 852,333 shares of Series BB1 at $0.28158 per share through November 2016, at which time the warrant expired unexercised.

In 2009, in connection with a loan agreement, the Company issued a warrant to purchase 159,812 shares of Series BB1 at $0.28158 per share through March 2019. The warrant remains outstanding at November 30, 2017.

In 2010, in connection with a loan agreement, the Company issued a warrant to purchase 799,062 shares of Series BB1 at $0.28158 per share through December 2020. The warrant remains outstanding at November 30, 2017.

In 2013, in connection with the 2013 Agreement (Note 7), the Company issued a warrant to purchase 213,083 shares of Series BB1 at $0.28158 per share through April 2023. The warrant remains outstanding at November 30, 2017.

In 2013, in connection with consulting services, the Company issued a warrant to purchase 88,785 shares of Series BB1 at $0.28158 per share through June 2023. The warrant remains outstanding at November 30, 2017 .

In 2014, in connection with the issuance of equity financing, the Company issued a warrant to purchase 246,821 shares of Series C at $0.50 per share through September 2024. The warrant remains outstanding at November 30, 2017.

F-95

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

9.	Capital Stock (continued)

Convertible Preferred Stock Warrants: (continued)

In 2014, in connection with the issuance of equity financing, the Company issued a warrant to purchase 70,890 shares of Series C at $0.50 per share through October 2024. The warrant remains outstanding at November 30, 2017.

In 2015, in connection with the 2015 Amendment (Note 7), the Company issued a warrant to purchase 46,736 shares of Series C at $0.50 per share through January 2025. The warrant remains outstanding at November 30, 2017.

Common Stock Warrants:

In February 2016, in connection with the NPA (Note 7), the Company issued a warrant to a third party in exchange for services, to purchase 250,000 shares of common stock at $0.06 per share through February 2026. The fair value of the warrant was determined to be immaterial. The warrant remains outstanding at November 30, 2017.

In September 2016, in connection with the 2016 Agreement (Note 7), the Company issued warrants to purchase 3,169,623 shares of common stock at $0.06 per share through September 2026. The fair value of the warrants was determined to be equal to the potential cash payout (Note 2) of $360,000 at November 30, 2017. The warrants remain outstanding at November 30, 2017.

In February 2017, in connection with the 2017 Amendment (Note 7), the Company issued warrants to purchase 352,180 shares of common stock at $0.06 per share through February 2027. The fair value of the warrants was determined to be equal to the potential cash payout (Note 2) of $40,000 at November 30, 2017. The warrants remain outstanding at November 30, 2017.

F-96

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

10.	Stock Option Plan

In 2005, the Company established the 2005 Stock Plan (the Plan). The Plan provides for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to Company employees. Nonqualified stock options may be granted to Company employees, directors and consultants. The Company has reserved 36,838,806 shares of common stock for issuance under the Plan at November 30, 2017.

Under the Plan, incentive and non-qualified stock options may be granted at a price not less than fair value and 85% of fair value of the Company’s common stock, respectively, (110% of fair value for options granted to holders of 10% or more of voting stock). Fair value is determined by the Board of Directors. Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of the voting stock) from the date of grant. Options generally vest over four years.

In the period from January 1, 2017 through November 30, 2017, the Company recognized $146,959 of employee stock-based compensation from options granted from the Plan ($34,193 in 2016). The compensation expense is allocated on a departmental basis, based on the classification of the option holder. No income tax benefits have been recognized in the statements of operations for stock-based compensation arrangements and no stock-based compensation costs have been capitalized as part of property and equipment as of November 30, 2017 or December 31, 2016.

The fair value of each award to employees is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions in the period from January 1, 2017 through November 30, 2017: expected life of 4.60 years; risk-free interest rate of 1.90%; expected volatility of 45.0% and no dividends during the expected life (4.60 years, 1.25%, 45.0% and no dividends, for the year ended December 31, 2016). Expected volatility is based on historical volatilities of public companies operating in the Company’s industry. The expected life of the options represents the period of time options are expected to be outstanding and is estimated considering vesting terms and employees’ historical exercise and post-vesting employment termination behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

Future stock-based compensation for unvested employee options granted and outstanding as of November 30, 2017 is $260,000, to be recognized over a weighted-average remaining requisite service period of 3.45 years

F-97

SellPoints, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016 and for the Period from

January 1, 2017 through November 30, 2017

10.	Stock Option Plan (continued)

Stock option activity under the Plan is as follows:

		Options Outstanding
	Options Available	Number of Shares	Weighted- Average Exercise Price
Balances, December 31, 2015	2,733,844	11,310,162	$0.04
Granted	(3,040,000)	3,040,000	0.06
Exercised	-	(233,105)	0.03
Cancelled	2,969,186	(2,969,186)	0.04
Balances, December 31, 2016	2,663,030	11,147,871	0.04
Authorized	10,911,306	-	-
Granted	(13,964,606)	13,964,606	0.06
Exercised	-	(1,439,792)	0.02
Cancelled	1,916,145	(1,916,145)	0.05
Balances, November 30, 2017	1,525,875	21,756,540	$0.05

At November 30, 2017, there were 9,908,538 shares vested with a weighted-average exercise price of $0.04 and a weighted-average remaining contractual life of 4.78 years (6,616,605 shares, $0.03 and 5.79 years at December 31, 2016). The weighted-average fair value of options granted in the period from January 1, 2017 through November 30, 2017 was $0.03 per share ($0.03 per share for the year ended December 31, 2016).

The Company also uses the fair value method to value options granted to non-employees. Stock-based compensation related to options issued to non-employees has not been material to date.

11.	Benefit Plan

The Company established a 401(k) plan under which employees may contribute a portion of their compensation to the plan, subject to the limitations under the Code. The Company’s contributions to the plan are at the discretion of the Board of Directors. The Company has not made any contributions to the plan through of November 30, 2017.

F-98

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Shareholders
Push Holdings, Inc.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Push Holdings, Inc. and its subsidiaries (the Company) which comprise the consolidated balance sheets as of April 28, 2017 and December 31, 2016 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the period from January 1, 2017 through April 28, 2017 and the year ended December 31, 2016, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-99

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Push Holdings, Inc. and its subsidiaries as of April 28, 2017 and December 31, 2016, and the results of their operations and their cash flows for the period from January 1, 2017 through April 28, 2017 and the year ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 1 to the financial statements, on April 28, 2017, ConversionPoint Technologies Inc., acquired 100% of the outstanding common stock of the Company. Our opinion is not modified with respect to this matter.

/s/ SQUAR MILNER LLP

Newport Beach, California

November 30, 2018

F-100

PUSH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

As of April 28, 2017 and December 31, 2016

	April 28, 2017	December 31, 2016

ASSETS

Current Assets
Cash and cash equivalents	$391,186	$488,580
Accounts receivable, net	7,412	99,513
Inventory	140,782	72,154
Prepaid expenses and other current assets	37,765	20,090
Total current assets	577,145	680,337

Property and Equipment, net (Note 3)	1,511	100

Total assets	$578,656	$680,437

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$164,542	$135,705
Accrued expenses and other current liabilities (Note 4)	533,799	334,678
Total current liabilities	698,341	470,383

Total liabilities	698,341	470,383

Commitment and Contingencies (Note 6)

Stockholders’ Equity (Deficit)
Common stock, $0.001 par value; 10,000,000 shares authorized; 2,000 issued and outstanding at April 28, 2017 and December 31, 2016	–	–
(Accumulated Deficit) Retained Earnings	(119,685)	210,054
Total stockholders’ equity (deficit)	(119,685)	210,054

Total liabilities and stockholder’s equity (deficit)	$578,656	$680,437

The accompanying notes are an integral part of these consolidated financial statements.

F-101

PUSH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Period From January 1, 2017 through April 28, 2017 and the Year Ended December 31, 2016

	The period from January 1, 2017 through April 28, 2017	The year ended December 31, 2016

NET REVENUES	$2,124,266	$6,065,222

COST OF REVENUES	1,900,345	4,695,161

GROSS PROFIT	223,921	1,370,061

OPERATING EXPENSES
Sales and marketing	51,703	160,287
General and administrative	501,957	1,358,022
Total operating expenses	553,660	1,518,309

LOSS FROM OPERATIONS	(329,739)	(148,248)

INCOME TAX EXPENSE	–	–

NET LOSS	$(329,739)	$(148,248)

The accompanying notes are an integral part of these consolidated financial statements.

F-102

PUSH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

	Common Stock		Retained Earnings (Accumulated	Total Stockholders’
	Shares	Amount	Deficit)	Equity (Deficit)

Balance – January 1, 2016	2,000	$–	$407,997	$407,997

Distributions to owners	–	–	(49,695)	(49,695)

Net loss	–	–	(148,248)	(148,248)

Balance – December 31, 2016	2,000	–	210,054	210,054

Net loss	–	–	(329,739)	(329,739)

Balance – April 28, 2017	2,000	$–	$(119,685)	$(119,685)

The accompanying notes are an integral part of these consolidated financial statements.

F-103

PUSH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

	For the period January 1, 2017 through April 28, 2017	For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(329,739)	$(148,248)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	92	67
Increase in bad debt and returns and chargeback reserves	64,567	56,591
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	27,534	(91,863)
(Increase) decrease in inventories	(68,628)	(64,071)
(Increase) decrease in prepaid expenses and other assets	(17,675)	(16,830)
Increase (decrease) in accounts payable	28,837	(59,665)
Increase (decrease) in accrued expenses	199,121	159,971
Net cash used in operating activities	(95,891)	(164,048)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,503)	–
Net cash used in investing activities	(1,503)	–

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to owners	–	(49,695)
Net cash used in financing activities	–	(49,695)

Net decrease in cash and cash equivalents	(97,394)	(213,743)

CASH AND CASH EQUIVALENTS – beginning of period	488,580	702,323

CASH AND CASH EQUIVALENTS – end of period	$391,186	$488,580

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

F-104

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

1.	NATURE OF THE BUSINESS

Push Holdings Inc. (the “Company”), a Delaware corporation, was incorporated on January 27, 2017. The Company was originally formed on May 6, 2010 through the creation of Push Interactive, LLC, a Delaware limited liability company (“Push Interactive”), and Comiseo, LLC, a Delaware limited liability company (“Comiseo”). Tamble, Inc., a Delaware C corporation (“Tamble”), was formed on January 3rd, 2012. On March 31, 2017, the owners of Push Interactive, Tamble, and Comiseo contributed their interests to Push Holdings Inc. in exchange for 2,000 shares of the Company’s common stock resulting in Push Interactive, Tamble, and Comiseo becoming wholly-owned subsidiaries of the Company. Such transaction was accounted for at historical basis of the assets and obligations as the entities were under common control. Pursuant to the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 850-50-45-2, Business Combinations- Related Issues, the Company reported the results of operations of Push Interactive, Tamble, and Comiseo as though the transfer had occurred at the beginning of the earliest period presented (January 1, 2016).

The Company operates as a direct to consumer e-commerce, online marketing, and technology managed-services provider. The Company has developed proprietary technology solutions including, among other things, artificial intelligence powered media buying optimization, customer relationship management, payment processing, and fulfillment and customer lifecycle management platforms. The Company utilizes its technologies to sell a multitude of products directly to consumers with a focus on recurring subscription-based models. The Company also licenses its software technology and provides managed technology services to various other e-commerce companies. The Company is located in Minneapolis, Minnesota.

On April 28, 2017, ConversionPoint Technologies Inc. (“CPT”), an independent entity, acquired all of the outstanding stock of the Company in exchange for 3,157,500 shares of CPT common stock, which represented 30% of the outstanding common stock of CPT post- acquisition.

The accompanying consolidated financial statements include the financial position of the Company and its wholly-owned subsidiaries as of April 28, 2017, and December 31, 2016, and the results of operations, changes in stockholders’ equity (deficit), and cash flows for the period January 1, 2017 through April 28, 2017 and the year ended December 31, 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects and have been consistently applied in preparing the accompanying consolidated financial statements.

F-105

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Push Holdings, Inc. and its wholly-owned subsidiaries, Tamble, Comiseo, Push Interactive, Push Properties, LLC, Tremeta, LLC, Alpine Computing Systems, LLC, and Base Camp Technologies, LLC. Material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates under different assumptions or circumstances.

Significant estimates made by management include, among others, the valuation of inventories, allowance for bad debt, allowance for sales returns and credit card chargebacks, and the recognition and disclosure of contingent liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. As of April 28, 2017 and December 31, 2016, cash equivalents consisted of money market funds. At times, cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit.

Accounts Receivable, Net

Accounts receivable consists primarily of online traffic management revenue from business customers and in-transit credit card settlements from customer sales processed through merchant accounts. Merchant accounts frequently require a portion of settlements to be held back for potential future chargebacks. Holdbacks generally amount to 10% of total settlements and are generally released within six months or when the risk of chargebacks is remote. The Company establishes allowances for uncollectible receivables based on historical collection trends and write-off history. The Company estimates the impact of future chargebacks and sales returns based on historical experience and provides an allowance against accounts receivable. As of April 28, 2017 and December 31, 2016, the allowance for bad debt was approximately $56,800 and $18,600, respectively, and the allowance for returns and chargebacks was approximately $62,500 and $39,000 respectively.

F-106

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories consist of finished goods and are valued at the lower of cost (first-in, first-out) or net realizable value. There was no inventory reserve recorded as of April 28, 2017 and December 31, 2016.

Property and Equipment, net

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are seven years for furniture and fixtures, three years for software and three to five years for computer and related equipment. Leasehold improvements are amortized over the lesser of the related lease term or their estimated useful life. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss is included in the Company’s results from operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, primarily consisting of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets including any cash flows upon their eventual disposition to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. As of April 28, 2017 and December 31, 2016, there have been no such impairments.

Revenue Recognition

The majority of the Company’s revenue is generated from the sale of consumer goods as well as health and wellness products sold online through single sale and subscription billing models along with the sale of online traffic management services that drive sales of online retailers on a cost per customer acquisition model. The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition. In all cases, revenue is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. These criteria are generally met upon delivery of products to the customer and successful processing of the customers’ credit card. Traffic management revenues are recognized based on the day the traffic was generated for the customer and is generally billed weekly for the past seven days of activity. Revenues are presented net of credits, and known and estimated refunds, and credit card chargebacks.

F-107

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the consolidated statement of operations in the period that includes the enactment date.

The Company’s tax positions are subject to income tax audits. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on its technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgments regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed.

Concentrations of Risk

The Company’s financial instruments are potentially subject to concentrations of credit risk. The Company places its cash with high quality credit institutions. From time to time, the Company maintains cash balances at certain institutions in excess of the FDIC limit. Management believes that the risk of loss is not significant and has not experienced any losses in such accounts.

For the period from January 1, 2017 through April 28, 2017, purchases from two vendors accounted for approximately 33.0% and 42.9% of the cost of revenues. For the year ended December 31, 2016, purchases from one vendor accounted for approximately 42.9% of the cost of revenues.

F-108

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The estimated fair value of these instruments approximates their carrying amounts due to the short maturity of these instruments.

At April 28, 2017 and December 31, 2016, the Company had no recurring or nonrecurring fair value measurements for assets and liabilities.

Shipping and Handling Costs

The Company records shipping and handling costs charged to customers as revenues and the related expense as cost of revenues in the accompanying statement of operations. Shipping and handling costs for the period from January 1, 2017 through April 28, 2017 and for the year ended December 31, 2016 amounted to $237,615 and $512,422, respectively.

Advertising Costs

All advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising costs for the period from January 1, 2017 through April 28, 2017 and for the year ended December 31, 2016 amounted to $6,030 and $25,606, respectively.

Significant Recent Accounting Pronouncements

New Accounting Pronouncements Adopted

Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this ASU intends to incorporate into US GAAP a requirement that management perform a going concern evaluation similar to the auditor’s evaluation required by standards issued by the Public Accounting Oversight Board (“PCAOB”) and the American Institute of Certified Public Accountants (“AICPA”). This ASU requires management of all entities to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. Management will have to make certain disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the entity’s ability to continue as a going concern. For calendar entities, the guidance is effective for annual periods beginning in 2016. Early adoption is permitted. The Company adopted this ASU in the annual period beginning January 1, 2016. The adoption of the ASU did not have any material impact on the Company’s financial statements. The Company determined there were no known conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

F-109

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Recent Accounting Pronouncements (continued)

New Accounting Pronouncements Adopted (continued)

FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330) in July 2015. The amendments in this ASU requires an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value rather than lower of cost or market as defined under the previous guidance. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU will be effective for financial statements issued for fiscal years beginning after December 15, 2016. The Company adopted this ASU in the annual period beginning January 1, 2016. The adoption of the ASU did not have any material impact on the Company’s financial statements.

New Accounting Pronouncements Not Yet Adopted

FASB issued ASU No. 2014-09, an accounting standard which will supersede existing revenue recognition guidance under current U.S. GAAP. The new standard is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

In doing so, among other things, companies will generally need to use more judgment and make more estimates than under the current guidance. The accounting standard will be effective for the Company in the year beginning January 1, 2019 following the release of ASU 2015-14 in August 2015, which extended the original effective date by one year. The standard may be adopted using a full retrospective or a modified retrospective (cumulative effect) method. Early adoption is permitted. The Company is currently evaluating this standard and has not yet selected a transition method or determined the effect of the standard on the consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires that all leases be recognized by lessees on the balance sheet through a right-of-use asset and corresponding lease liability. This standard is required to be adopted for annual periods beginning after December 15, 2018. The Company has not yet determined the impact the adoption of this guidance will have on its financial position, results of operations or disclosures.

F-110

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of:

	April 28, 2017	December 31, 2016

Computers and related equipment	$6,657	$5,154
Furniture and fixtures	649	649
	7,306	5,803
Less: accumulated depreciation	(5,795)	(5,703)
	$1,511	$100

Depreciation expense for the period from January 1, 2017 through April 28, 2017 and for the year ended December 31, 2016 amounted to $92 and $67, respectively.

4.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of April 28, 2017 and December 31, 2016, accrued expenses and other current liabilities consisted of the following:

	April 28, 2017	December 31, 2016

Credit cards payable	$397,907	$218,275
Accrued liabilities	123,834	116,403
Accrued vacation	12,058	–
	$533,799	$334,678

F-111

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

5.	INCOME TAXES

The components of the income tax expense was as follows:

	For the Period from January 1, 2017 through April 28, 2017	The Year Ended December 31, 2016

Current:
Federal	$–	$–
State	–	–
	–	–
Deferred:
Federal	–	–
State	–	–
	–	–

Total income tax expense	$–	$–

The Company was a LLC, a pass-through entity for the period January 1, 2016 through March 31, 2017 and as such, was not subject to income taxes in any jurisdiction. Each LLC member was responsible for the tax liability, if any, related to its proportionate share of the LLC’s taxable income. Accordingly, no provision for income taxes is reflected for this period in the accompanying financial statements. For the period from April 1, 2017 through April 28, 2017, the Company is a corporation, subject to income taxes. The Company had minimal activity and generated book and tax losses during this period, all of which are fully valued. As such, there is no tax provision for the period from January 1, 2017 through April 28, 2017 and the year ended December 31, 2017.

The tax effect of temporary differences that give rise to deferred income taxes at April 28, 2017 and December 31, 2016 consisted of the following:

	For the Period from January 1, 2017 through April 28, 2017	The Year Ended December 31, 2016

Deferred tax assets:
Reserves and accruals	$53,130	$–
Net operating losses	51,089	–
	104,219	–
Less: valuation allowance	(104,219)	–
Net deferred taxes	$–	$–

F-112

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

5.	INCOME TAXES (continued)

Management believes that appropriate provisions for all tax matters have been provided for all open years and does not believe it has any uncertain income tax positions that could materially affect its financial statements at both the federal and state jurisdiction levels. The Company does not anticipate that there will be a material change in the liability for unrecognized tax benefits within the next 12 months. The Company has not recognized any interest or penalties during the period from January 1, 2017 through April 28, 2017 and the year ended December 31, 2017.

As of April 28, 2017, the Company’s federal and state tax returns are open to audit under the statute of limitations for the years 2014 and later, and the Company’s state tax returns generally are open to audit under statutes of limitations for the years 2013 and later.

6.	COMMITMENTS AND CONTINGENCIES

During the ordinary course of business, the Company may be subject to various claims. The Company is not currently involved in any claims that management believes will have a material adverse effect on the Company’s financial position, results of operations or cash flow.

The Company leases its office facilities under noncancelable operating lease agreements, which expire in varying years through 2021. The lease on the primary offices has a renewal option providing for additional lease periods. The related rent expense for the leases is calculated on a straight-line basis with the difference recorded as deferred rent. Rent expense was $56,000 and $168,000 for the period from January 1, 2017 through April 28, 2017 and for the year ended December 31, 2016, respectively. The table below includes future minimum lease payments for leases renewed and entered into in 2017.

F-113

PUSH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Period From January 1, 2017 through April 28, 2017 and The Year Ended December 31, 2016

6.	COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments under the noncancelable operating lease agreements are as follows:

2017	$112,000
2018	270,900
2019	332,500
2020	324,000
2021	324,000
$1,363,400

7.	RELATED PARTY TRANSACTIONS

From time to time the Company may enter into transactions with related parties. It is the Company’s policy to pay market value, or actual cost, to any related party for the goods/services provided.

The Company leases its office space from a related party under common ownership under a 7.5-year lease expiring December 31, 2021. The lease requires monthly payments of $14,000.

As of April 28, 2017 the Company had a balance of $5,000 due from At Glenwood, LLC related to on-site improvements initially paid for by Comiseo. This balance has been subsequently paid.

8.	SUBSEQUENT EVENTS

The Company evaluated events subsequent to April 28, 2017 for their potential impact on the financial statements and disclosures through the date the financial statements were available to be issued.

F-114

INUVO, INC.

CONSOLIDATED BALANCE SHEETS

September 30, 2018 (Unaudited) and December 31, 2017

	2018	2017
Assets
Current assets
Cash	$4,190,274	$4,084,686
Accounts receivable, net of allowance for doubtful accounts of $43,727 and $83,789, respectively.	5,614,031	10,759,250
Prepaid expenses and other current assets	307,256	400,191
Total current assets	10,111,561	15,244,127
Property and equipment, net	2,260,967	2,306,279
Other assets
Goodwill	9,853,342	9,853,342
Intangible assets, net of accumulated amortization	9,779,307	10,808,018
Other assets	35,171	36,070
Total other assets	19,667,820	20,697,430
Total assets	$32,040,348	$38,247,836

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$9,021,255	$13,614,053
Accrued expenses and other current liabilities	2,456,831	2,887,816
Revolving credit line	4,825,000	4,900,000
Total current liabilities	16,303,086	21,401,869

Long-term liabilities
Deferred tax liability	2,331,900	2,331,900
Other long-term liabilities	250,959	426,725
Total long-term liabilities	2,582,859	2,758,625

Stockholders’ equity
Preferred stock, $.001 par value:
Authorized shares 500,000, none issued and outstanding	—	—
Common stock, $.001 par value:
Authorized shares 40,000,000; issued shares 32,810,202 and 28,994,981, respectively; outstanding shares 32,433,675 and 28,618,454, respectively	32,811	28,996
Additional paid-in capital	138,779,584	136,033,967
Accumulated deficit	(124,261,433)	(120,579,062)
Treasury stock, at cost - 376,527 shares	(1,396,559)	(1,396,559)
Total stockholders’ equity	13,154,403	14,087,342
Total liabilities and stockholders’ equity	$32,040,348	$38,247,836

See accompanying notes to the consolidated financial statements.

F-115

INUVO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 2018 and 2017

(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
Net revenue	$16,806,170	$20,311,502	$56,315,006	$55,798,545
Cost of revenue	6,196,057	9,649,295	21,965,955	25,161,761
Gross profit	10,610,113	10,662,207	34,349,051	30,636,784
Operating expenses
Marketing costs (traffic acquisition costs or TAC)	8,285,465	7,161,905	25,025,922	21,122,489
Compensation	1,806,111	2,363,901	6,749,280	7,053,308
Selling, general and administrative	1,859,020	2,025,254	5,968,233	6,308,552
Total operating expenses	11,950,596	11,551,060	37,743,435	34,484,349
Operating loss	(1,340,483)	(888,853)	(3,394,384)	(3,847,565)
Interest expense, net	(101,167)	(97,318)	(296,612)	(212,922)
Loss from continuing operations before taxes	(1,441,650)	(986,171)	(3,690,996)	(4,060,487)
Income tax benefit	—	—	8,625	—
Net loss from continuing operations	(1,441,650)	(986,171)	(3,682,371)	(4,060,487)
Net loss from discontinued operations	—	—	—	(1,109)
Net loss	(1,441,650)	(986,171)	(3,682,371)	(4,061,596)

Per common share data
Basic and diluted:
Net loss from continuing operations	$(0.04)	$(0.03)	$(0.12)	$(0.14)
Net loss from discontinued operations	—	—	—	—
Net loss	$(0.04)	$(0.03)	$(0.12)	$(0.14)

Weighted average shares
Basic	32,316,988	28,553,055	30,540,796	28,030,902
Diluted	32,316,988	28,553,055	30,540,796	28,030,902

See accompanying notes to the consolidated financial statements.

F-116

INUVO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended September 30,
	2018	2017
Operating activities:
Net loss	$(3,682,371)	$(4,061,596)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,371,958	2,239,498
Stock based compensation	827,595	923,072
Amortization of financing fees	19,200	19,200
(Recovery) Provision of doubtful accounts	(40,062)	138,789
Adjustment of European liabilities related to discontinued operations	—	1,109
Change in operating assets and liabilities:
Accounts receivable	5,183,579	(237,078)
Prepaid expenses and other current assets	74,634	81,485
Accounts payable	(4,592,798)	(1,099,692)
Accrued expenses and other liabilities	(445,857)	(967,553)
Net cash used in operating activities	(284,122)	(2,962,766)
Investing activities:
Purchases of equipment and capitalized development costs	(1,300,179)	(1,062,811)
Net cash received from 2017 asset acquisition	—	235,763
Net cash used in investing activities	(1,300,179)	(827,048)
Financing activities:
Net proceeds from sale of common stock	2,000,583	—
Net (payments) proceeds on revolving credit line	(75,000)	5,000,000
Net taxes paid on RSU grants exercised	(77,044)	(97,376)
Payments on capital leases	(158,650)	(97,300)
Treasury stock repurchase	—	(44,772)
Payoff of 2017 asset acquisition debt acquired	—	(2,015,577)
Net cash provided by financing activities	1,689,889	2,744,975
Net change – cash	105,588	(1,044,839)
Cash, beginning of year	4,084,686	3,946,804
Cash, end of period	$4,190,274	$2,901,965
Supplemental information:
Interest paid	$287,374	$180,796
Non cash investing and financing activities:
2017 asset acquisition stock issuance (See Note 13)	$—	$4,459,244
Purchase of property and equipment under capital lease	$—	$523,518
Write-down of domain names and corresponding contingent liability	$—	$222,477

See accompanying notes to the consolidated financial statements.

F-117

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

Note 1 – Organization and Business

Company Overview

We develop technology that connects advertisers with consumers through interactions with content across devices. Inuvo provides the means to interact with tens of thousands of advertisers (“Demand”) and tens of thousands of online publishers (“Supply”). We interact with Demand/Supply constituents directly and indirectly. We serve ads that associate with images, content, video and slideshows. We generate revenue from buyers of advertising inventory which include media partners, advertisers, agencies, agency trading desks, demand-side platforms and ad networks, collectively “Demand.” Our solution incorporates a proprietary form of artificial intelligence (“AI”) branded the IntentKey. This sophisticated machine learning technology uses interactions with Internet content as a source of information from which to determine Intent. The AI solution includes a continually updated database of over 500 million machine profiles which we utilize to deliver highly targeted online audiences to our Demand customers. We earn revenue when consumers view and/or click on our ads. Our business scales as we add Demand and Supply relationships.

We count among our many contractual relationships, three clients who collectively manage over 50% of all US digital advertising budgets. Included within our Supply portfolio is a collection of owned websites such as alot.com and earnspendlive.com, where we create content in health, finance, travel, careers, auto, education and living categories. These sites provide the means to test advertising technologies, while also delivering high quality consumers to advertisers through interaction with proprietary content in the form of images, videos, slideshows and the written word.

There are many barriers to entry to our business including the ability to process billions of transactions daily. Our intellectual property is protected by 15 issued and eight pending patents.

Liquidity

On October 11, 2018, we entered into the Amended and Restated Business Financing Agreement (the “Amended and Restated Financing Agreement”) with Western Alliance Bank. The Amended and Restated Financing Agreement, which is secured by all of our assets, superseded in its entirety the prior the Business Financing Agreement, as amended, that we entered into on March 1, 2012 with Bridge Bank, N.A. which is now owned by Western Alliance Bank. The Amended and Restated Financing Agreement does not have a term and either party may terminate upon notice to the other party. As a result of the amended terms of our lending relationship with Western Alliance Bank, we have additional access to credit (See Note 5 in the Notes to Consolidated Financial Statements).

In May 2018, we completed our underwritten public offering of 2,860,000 shares of our common stock at a public offering price of $0.70 per share and an additional 429,000 shares to cover overallotments in connection with the offering. The net proceeds after deducting the underwriting discounts and commissions and estimated offering expenses payable was approximately $2.1 million.

During the third quarter of 2017, we filed an S-3 registration statement with the Securities and Exchange Commission (“SEC”) to replace the existing, expiring S-3 “shelf” registration statement, which permits us to offer and sell up to $15 million of our securities from time to time in one or more offerings. In May 2018, we took down from this shelf registration statement approximately $2.3 million in the underwritten public offering.

F-118

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

For the three months ended September 30, 2018, our revenues declined 17.3% from the same quarter in the prior year. The lower revenue in this year’s quarter is principally responsible for our $1.4 million net loss in the third quarter of 2018. Since our credit facility is dependent upon receivables, the We do not know when, if ever, that our revenues will return to historic levels or if we will be able to replace those lost revenues with revenues from other demand partners. The combination of lower credit availability and negative cash flows generated from operating activities raises concern about our ability to continue without interruption. As described in note 15 to the notes to consolidated financial statements appearing earlier in this report, on November 2, 2018, we entered into the merger agreement with New Parent, ConversionPoint, ConversionPoint Merger Sub and Inuvo Merger Sub which provides that at the closing of the mergers, which is subject to a number of conditions precedent, Inuvo will become a wholly-owned subsidiary of ConversionPoint Holdings. There are no assurances the Merger will be consummated. In addition, on November 2, 2018, we borrowed $1 million from an affiliate of CPT which we are using for working capital, and on November 2, 2018, four directors of the Company lent us $62,500 each, for an aggregate of $250,000, to cover certain costs associated with the pending Merger. Subject to the terms of the merger agreement and the credit facility with the additional borrowing, we believe we will have sufficient cash and credit to operate until the Merger closes. There are no assurances we will be successful in our efforts to generate revenues, report profitable operations or close the Merger in which case we would need to find additional sources of credit and make substantial reductions to operating expense.

Customer concentration

We generated the majority of our revenue from two Demand side customers, Yahoo! and Google as noted below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
Yahoo!	75.6%	62.1%	72.9%	68.5%
Google	8.5%	8.9%	9.0%	10.8%
Total	84.1%	71.0%	81.9%	79.3%

As of September 30, 2018, Yahoo! and Google accounted for 70.0% of our gross accounts receivable balance. As of December 31, 2017, two Demand side customers, Yahoo! and OpenX, accounted for 71.3% of our gross accounts receivable balance.

We still source the majority of our Demand revenue through these relationships where we have access to advertiser budgets indirectly. While this strategy creates a concentration risk, we believe that it also provides upside opportunities including; access to hundreds of thousands of advertisers across geographies; the ability to scale our business across verticals; an avoidance of the sales costs associated with a large direct to advertisers’ sales force; access to innovation; overall media budget market insights; attractive payment terms; and low risk on receivables.

F-119

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements presented are for Inuvo, Inc. and its consolidated subsidiaries. The accompanying unaudited consolidated financial statements have been prepared based upon SEC rules that permit reduced disclosure for interim periods. Certain information and footnote disclosures have been condensed or omitted in accordance with those rules and regulations. The accompanying consolidated balance sheet as of December 31, 2017, was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States (“GAAP”). In our opinion, these consolidated financial statements reflect all adjustments that are necessary for a fair presentation of results of operations and financial condition for the interim periods shown including normal recurring accruals and other items. The results for the interim periods are not necessarily indicative of results for the full year. For a more complete discussion of significant accounting policies and certain other information, this report should be read in conjunction with the consolidated financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 8, 2018.

Use of estimates

The preparation of financial statements, in accordance with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s regular evaluation of the relevant facts and circumstances as of the date of the consolidated financial statements. We regularly evaluate estimates and assumptions related to allowances for doubtful accounts, accrued sales reserve, goodwill and purchased intangible asset valuations, lives of intangible assets, deferred income tax asset valuation allowances and stock compensation. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements, and such differences could be material.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605) and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted this guidance on January 1, 2018 using the modified retrospective approach. The adoption of Topic 606 from Topic 605 had no cumulative impact on retained earnings and no impact on revenue reported as of September 30, 2018.

F-120

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

Effective January 1, 2018, we recognize revenue following the five-step process outlined in Topic 606. We identify and have on file contracts with all customers. Our contracts with our major search partners pay upon delivery of a click. Additionally, our contracts with advertisers pay upon the serving of impressions. Our performance obligation is met when we deliver a click to a search partner or serve an impression to a digital publisher. We satisfy the performance obligation and recognize revenue when a click occurs from advertisements served to our digital properties or to those of our publishing partners in the period in which the click occurs. We serve as the principal in our contracts because we control the service to be performed by our publishing partners. The Company is ultimately responsible for fulfilling the promise to its customers and has latitude in pricing and publisher selection. There is no transaction price allocated to unsatisfied performance obligation and there were no contract assets or liabilities as of the date of adoption and as of September 30, 2018.

The following table presents our revenue disaggregated by channel:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
Mobile	$12,532,579	$12,899,583	$39,800,781	$33,241,487
Desktop	4,014,356	7,202,772	15,671,684	21,790,230
Other	259,235	209,147	842,541	766,828
Total	$16,806,170	$20,311,502	$56,315,006	$55,798,545

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard will require all leases with durations greater than twelve months to be recognized on the balance sheet and is effective for interim and annual reporting periods beginning after December 15, 2018, although early adoption is permitted. We believe adoption of this standard will have an impact on our consolidated balance sheets. Although we have not completed our assessment, we do not expect the adoption to change the recognition, measurement or presentation of lease expenses within the results of operations.

Note 3– Property and Equipment

The net carrying value of property and equipment was as follows as of:

	September 30, 2018	December 31, 2017
Furniture and fixtures	$293,152	$288,536
Equipment	1,525,057	1,509,464
Capitalized internal use and purchased software	8,809,333	7,582,181
Leasehold improvements	421,016	455,850
Subtotal	11,048,558	9,836,031
Less: accumulated depreciation and amortization	(8,787,591)	(7,529,752)
Total	$2,260,967	$2,306,279

F-121

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

During the three and nine months ended September 30, 2018, depreciation expense was $457,272 and $1,343,247, respectively. During the three and nine months ended September 30, 2017, depreciation expense was $406,014 and $1,077,143, respectively.

Note 4 – Other Intangible Assets and Goodwill

The following is a schedule of intangible assets as of September 30, 2018:

	Term	Carrying Value	Accumulated Amortization	Net Carrying Value	Year-to-date Amortization

Customer list, Google	20 years	$8,820,000	$(2,903,250)	$5,916,750	$330,750
Technology	5 years	3,600,000	(1,200,000)	2,400,000	540,000
Customer list, all other	10 years	1,610,000	(1,059,943)	550,057	120,753
Customer relationships	20 years	570,000	(47,500)	522,500	21,375
Trade names, web properties (1)	-	390,000	—	390,000	—
Brand	1 year	121,000	(121,000)	—	10,083
Non-competition agreements	1 year	69,000	(69,000)	—	5,750
Intangible assets classified as long-term		$15,180,000	$(5,400,693)	$9,779,307	$1,028,711

Goodwill, total	-	$9,853,342	$—	$9,853,342	$—

(1) The trade names related to our web properties have an indefinite life, and as such are not amortized.

Amortization expense over the next five years and thereafter is as follows:

2018	$337,626
2019	1,350,504
2020	1,350,504
2021	1,350,504
2022	556,294
Thereafter	4,443,875
Total	$9,389,307

Note 5 - Revolving Credit Line

The following table summarizes our revolving credit line balances as of:

	September 30, 2018	December 31, 2017
Revolving credit line - 6.25 percent at September 30, 2018 (prime plus 1.0 percent), due October 20, 2018	$4,825,000	$4,900,000
Total	$4,825,000	$4,900,000

F-122

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

On October 11, 2018, we entered into the Amended and Restated Business Financing Agreement with Western Alliance Bank and superseded the Business Financing Agreement, as amended, we entered into on March 1, 2012 with Bridge Bank, N.A. which is now owned by Western Alliance Bank. The Amended and Restated Financing Agreement may be terminated by either party upon notice to the other party. As a result of the Amended and Restated Financing Agreement we have access to additional credit. The material terms of the Amended and Restated Financing Agreement include financing eligible invoiced receivables at an advance rate of 85% and an interest rate of prime plus 1% and a sub-limit of up to $2.5 million of uninvoiced eligible receivables at an advance rate of 75% and an interest rate of prime plus 2%. The sub-limit provision expires at the end of January 2019. The Amended and Restated Financing Agreement includes certain fees; a facility fee of $11,765 due at closing; an annual facility fee of 0.25% of the account balance due beginning on April 20, 2019; a monthly maintenance fee of 0.125% of the ending daily account balance; a $30,000 fee in lieu of a warrant; and $75,000 due upon termination of the agreement or repayment of our obligations under the agreement. The Amended and Restated Financing Agreement is secured by all of our assets.

On September 19, 2018, we entered into the Eleventh Business Financing Modification Agreement with Western Alliance Bank that modified the existing agreement by extending the maturity date to October 20, 2018.

On March 1, 2012, we entered into a Business Financing Agreement with Bridge Bank, which is now owned by Western Alliance Bank. On April 18, 2018, we entered into the Tenth Business Financing Modification Agreement with Western Alliance Bank the parent company of Bridge Bank, N.A., our original lender, that modified the existing agreement. The modified terms require a monthly quick ratio of not less than .60 to 1.00 from February 1, 2018 through November 30, 2018; and a monthly quick ratio of not less than .70 to 1.00 on and after December 31, 2018; and the quarterly consolidated Adjusted EBITDA shall not negatively deviate from financial projections by more than $18,000 for the quarter ending March 31, 2018, $57,000 for the quarter ending June 30, 2018, $191,000 for the quarter ended September 30, 2018 and $496,000 for the quarter ended December 31, 2018, or with respect to any quarter in 2019 and beyond, by more than 25% from projections. In addition, the finance charge for outstanding advances is equal to Prime Rate plus one basis point. The agreement provided us with a revolving credit line of up to $10 million which we use to help satisfy our working capital needs. We have provided Western Alliance Bank with a first priority perfected security interest in all of our accounts and personal property as collateral for the credit facility. Available funds under the revolving credit line are 85% of eligible accounts receivable balances up to a limit of $10 million. Eligible accounts receivable is generally defined as those from United States based customers that are not more than 90 days from the date of invoice less certain contra accounts.

We had no availability under the revolving credit line as of September 30, 2018 and the outstanding balance due on the revolving line of credit was $4.8 million. We were not in compliance with the agreement’s financial covenants as of September 30, 2018 and received a waiver from the bank of compliance with the financial covenants.

F-123

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

Note 6 – Accrued Expenses and Other Current Liabilities

The accrued expenses and other current liabilities consist of the following as of:

	September 30, 2018	December 31, 2017
Accrued marketing costs (TAC)	$1,654,053	$1,107,404
Accrued expenses and other	315,524	624,688
Capital leases, current portion	204,430	209,940
Accrued payroll and commission liabilities	184,405	867,634
Accrued sales allowance	50,000	50,000
Arkansas grant reserve	25,000	2,245
Accrued taxes	23,419	25,905

Total	$2,456,831	$2,887,816

Note 7 – Other Long-Term Liabilities

Other long-term liabilities consist of the following as of:

	September 30, 2018	December 31, 2017
Capital leases, less current portion	$128,329	$281,470
Deferred rent	108,868	131,493
Accrued taxes, less current portion	13,762	13,762
Total	$250,959	$426,725

Note 8 – Income Taxes

We have a deferred tax liability of $2,331,900 as of September 30, 2018 and December 31, 2017, related to intangible assets acquired in March 2012 and February 2017.

We also have a net deferred tax asset of $32,503,735. We believe it is more likely than not that essentially none of our deferred tax assets will be realized, and we have recorded a valuation allowance for the net deferred tax assets that may not be realized as of September 30, 2018 and December 31, 2017.

Note 9 - Stock-Based Compensation

We maintain a stock-based compensation program intended to attract, retain and provide incentives for talented employees and directors and align stockholder and employee interests. Currently, we grant options and restricted stock units (“RSUs”) from the 2010 Equity Compensation Plan (“2010 ECP”) and 2017 Equity Compensation Plan (“2017 ECP”). Option and RSUs vesting periods are generally up to three years and/or achieving certain financial targets.

F-124

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

Compensation Expense

For the three and nine months ended September 30, 2018, we recorded stock-based compensation expense for all equity incentive plans of $159,799 and $827,595, respectively. For the three and nine months ended September 30, 2017, we recorded stock-based compensation expense for all equity incentive plans of $336,913 and $923,072, respectively. Total compensation cost not yet recognized at September 30, 2018 was $1,138,696 to be recognized over a weighted-average recognition period of 1.7 years.

The following table summarizes the stock grants outstanding under our 2005 Long-Term Incentive Plan (“2005 LTIP”), the 2010 ECP and the 2017 ECP as of September 30, 2018:

	Options Outstanding	RSUs Outstanding	Options and RSUs Exercised	Available Shares	Total
2017 ECP	—	733,500	41,664	1,374,836	2,150,000
2010 ECP	250,498	910,449	3,380,919	290,152	4,832,018
2005 LTIP (*)	13,748	—	950,085	—	963,833
Total	264,246	1,643,949	4,372,668	1,664,988	7,945,851

(*) Expired June 2015

The following table summarizes the activities of stock option awards under the 2005 LTIP and the 2010 ECP as of September 30, 2018:

	Shares Subject to Options Outstanding
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of December 31, 2017	264,246	$2.84	2.7	$2,019
Stock options exercised	—	$—	—	—
Balance as of September 30, 2018	264,246	$2.84	2.7	$2,019
Stock options exercisable as of September 30, 2018	264,246	$2.84	2.7	$2,019

F-125

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

The following table summarizes the activities for our unvested RSUs for the nine months ended September 30, 2018:

	Unvested RSUs
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2017	1,071,538	$1.84
Granted	1,664,266	$0.76
Vested	641,843	$2.26
Forfeited	450,012	$1.05
Unvested as of September 30, 2018	1,643,949	$0.80

Note 10 – Discontinued Operations

Certain of our subsidiaries previously operated in the European Union (“EU”). Though our operations ceased in 2009, statutory requirements required a continued presence in the EU for varying terms until November 2015. Profits and losses generated from the remaining assets and liabilities are accounted for as discontinued operations.

In the third quarter of 2016, our petition with the UK (United Kingdom) Companies House to strike off and dissolve our remaining subsidiary in the EU was approved. As a result, for the nine months ended September 30, 2017, we recorded a net loss of $1,109 due to a charge from a service provider.

Note 11 - Earnings per Share

During the three and nine month periods ended September 30, 2018 and September 30, 2017, we generated a net loss from continuing operations and as a result, all of our shares are anti-dilutive.

Note 12 - Leases

We lease certain office space and equipment. As leases expire, it can be expected that they will be renewed or replaced in the normal course of business. Rent expense from continuing operations was $101,767 and $309,596 for the three and nine months ended September 30, 2018, respectively, and $109,701 and $346,717 for the three and nine months ended September 30, 2017, respectively.

Minimum future lease payments under non-cancelable operating leases as of September 30, 2018 are:

2018	$118,870
2019	477,319
2020	405,606
2021	242,558
2022	163,284
Total	$1,407,637

F-126

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

In April 2015, we entered into a five-year agreement to lease office space in Little Rock, Arkansas commencing October 1, 2015, to serve as our headquarters. The lease is for 12,245 square feet and cost approximately $171,000 during its first year. Thereafter, the lease payment increases by 2%.

As part of the 2017 asset acquisition, Inuvo assumed the office space lease and a lease obligation in Sunnyvale, CA. The lease was for 15,717 square feet and cost approximately $95,000 for the remaining term of the lease which expired in July 2017.

In June 2017, we entered into an agreement to lease 4,801 square feet of office space in San Jose, CA commencing on July 17, 2017. The lease has a term of five years and cost approximately $216,000 during its first year.  After the first year, the lease payments increase by 3% per annum.

In June 2017, we entered into an agreement with Dell Financial Services to lease computer equipment for our data centers. The lease has a term of three years and will cost approximately $173,000 over the life of the lease.

Capital lease obligations and future minimum lease payments under non-cancelable capital leases as of September 30, 2018 are:

Lease Payments
2018	$59,527
2019	$213,685
2020	$82,404
Total payments under capital lease obligations	$355,616
Less amount representing interest	(22,857)
Present value of capital lease obligations	332,759
Current portion of capital lease obligations	(204,430)
Capital lease obligations, net of current portion	$128,329

Assets acquired under capital lease obligations are included in property and equipment in the accompanying consolidated balance sheets. Cost and related accumulated depreciation as of:

	September 30, 2018	December 31, 2017
Equipment	$707,264	$707,264
Less accumulated depreciation	(393,806)	(242,169)
Equipment, net	$313,458	$465,095

F-127

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

Depreciation expense on assets under capital lease obligations was $47,277 and $151,637 for the three and nine months ended September 30, 2018, respectively, and $107,531 and $66,245 for the three and nine months ended September 30, 2017, respectively, and is included in the consolidated statements of operations.

In February 2017, we acquired assets and certain liabilities including the capital lease for computer equipment with a remaining value at that time of $88,575.

In June 2017, we entered into an agreement with Dell Financial Services to lease computer equipment for our data centers. The lease has a term of three years and will cost approximately $516,000 over the life of the lease.

Note 13 - 2017 Asset Acquisition

On February 6, 2017, we entered into an Asset Purchase Agreement to acquire substantially all of the assets and certain liabilities and personnel obligations, in exchange for 3,529,000 shares of our common stock. Of this amount, 529,350 shares were deposited into escrow with our counsel under the terms of an escrow agreement pending possible post-closing adjustments in the purchase price related to working capital and audited financial statement adjustments, as well as in connection with possible indemnification claims post-closing. In August 2017, these shares were released from escrow and delivered to the sellers in accordance with the terms of the Asset Purchase Agreement. The operating results of this acquisition have been included in the consolidated statements of operations since the acquisition date. As a result of the business acquisition, the Company recognized goodwill in the amount of $4,013,034. The factors contributing to the recognition of the amount of goodwill are based on strategic benefits that are expected to be realized from the asset acquisition. The Company incurred approximately $350,000 in acquisition related costs, which are recorded in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Total consideration paid in common stock (with marketability discount applied)	$4,459,244
Fair value of assets acquired:
Accounts receivable, net	(2,292,485)
Prepaid expenses and other current assets	(236,163)
Property and equipment, net	(119,101)
Goodwill	(4,013,034)
Intangible assets	(4,360,000)
Fair value of liabilities assumed:
Accounts payable	$3,579,787
Accrued expenses and other current liabilities	1,152,789
Other long-term liabilities	49,149
Debt	2,015,577
Cash received in acquisition	$235,763

F-128

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

In accordance with ASC guidance related to business combinations, net consideration was first allocated to the fair value of assets acquired, including specifically identifiable intangible assets and liabilities assumed, with the excess being recorded as goodwill. Goodwill related to this acquisition is not deductible for tax purposes and is not amortized, but instead is subject to periodic impairment tests.

The purchase includes the assumption of gross customer accounts receivable totaling $2,292,485. The Company has collected most of these receivables and has recorded them at their fair value, the gross contractual amount. Specifically, identifiable intangible assets consist of $4,360,000 and are amortized on a straight-line basis over the estimated useful life. Additionally, revenue totaling approximately $10.0 million from the 2017 asset acquisition is included in the consolidated statement of operations as of as of September 30, 2017.

Note 14 - Related Party Transactions

For the three and nine months ended September 30, 2018, the Company received a total of $10,500 and $31,500, respectively, and for the three and nine months ended September 30, 2017, $27,576 and $91,718, respectively, from First Orion Corp., which is partially owned by two directors and shareholders of Inuvo, for providing IT services.

Note 15 - Subsequent Events

Effective October 11, 2018, the Company entered into a new agreement with Western Alliance Bank for a working capital credit line (see Note 5).

On November 2, 2018 the Company entered into an Indemnification Agreement with each of the current directors and executive officers of the Company (collectively, the “Indemnities”). The Indemnification Agreements clarify and supplement indemnification provisions already contained in the Company’s Bylaws and generally provide that the Company shall indemnify the Indemnities to the fullest extent permitted by applicable law, subject to certain exceptions, against expenses, judgments, fines and other amounts actually and reasonably incurred in connection with their service as a director or officer and also provide for rights to advancement of expenses and contribution.

On November 2, 2018, the Company entered into the merger agreement with CPT, ConversionPoint Holdings, Inc., a wholly-owned subsidiary of CPT (“Parent”), CPT Merger Sub, Inc., a wholly-owned subsidiary of Parent (“CPT Merger Sub”), and CPT Cigar Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Inuvo Merger Sub”). The merger agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into Inuvo Merger Sub with the Company as the surviving corporation in the Inuvo Merger (the “Inuvo Merger”), and CPT merging with and into CPT Merger Sub with CPT as the surviving corporation in the CPT Merger (the “CPT Merger” and collectively with the Inuvo Merger, the “Merger”). Upon consummation of the Merger, CPT and Inuvo will be wholly-owned subsidiaries of Parent. The Merger Agreement was unanimously approved by the Board of Directors of each of the Company, CPT, Parent, CPT Merger Sub, and Inuvo Merger Sub.

F-129

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger the Company’s shareholders will be entitled to receive $0.45 in cash and 0.18877 shares of Parent common stock for each share of common stock of the Company, and CPT’s stockholders will be entitled to receive 0.9840 shares of Parent common stock for each share of common stock of CPT. Each outstanding option to acquire a share of the Company’s common stock will be converted into an option to acquire 0.2370 shares of Parent’s common stock. In addition, unvested restricted stock units will vest in full immediately prior to consummation of the Merger and will be entitled to receive the merger consideration. No fractional shares of Parent common stock will be issued in the Merger and Parent stockholders and CPT stockholders will receive cash in lieu of any fractional interests.

The Merger Agreement contains customary representations and warranties from each party to the agreement, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of the CPT’s and the Company’s businesses during the interim period between the execution of the Merger Agreement and the closing of the Merger, (2) the Company’s obligations to facilitate its shareholders’ consideration of, and voting upon, the Merger Agreement and the Inuvo Merger, (3) CPT’s obligations to facilitate its stockholders’ consideration of, and voting upon, the Merger Agreement and the CPT Merger, (4) the recommendation by the Board of Directors of the Company in favor of approval of the Merger Agreement and the Inuvo Merger by the Company’s shareholders, and (5) the Company’s non-solicitation obligations relating to alternative business combination transactions.

The completion of the Merger is subject to (1) the approval of CPT’s stockholders and the Company’s shareholders, (2) regulatory approvals, (3) the closing of financing to the Parent of $36,000,000 (the “Financing”), (4) the approval of the listing of shares of Parent’s common stock on NASDAQ and conditional approval for listing on the TSX, (5) the delivery of customary opinions from counsel to the CPT and the Company to the effect that the Merger will qualify as a tax-free exchange for federal income tax purposes (6) Parent entering into separation agreements with Mr. Howe, the Company Chief Executive Officer, Mr. Ruiz, the Company’s Chief Financial Officer and Secretary, and Mr. Pisaris, the Company’s General Counsel, and (7) other customary closing conditions. Immediately following the Merger, Richard K. Howe will serve as non-executive chairman of the board of directors of the Parent and an additional individual appointed by Inuvo shall serve on the seven member board of directors of the Parent.

The Merger Agreement contains customary termination rights for both the Company and CPT and further provides that (1) a termination payment of approximately $2.8 million will be payable by the Company to CPT in certain circumstances; and (2) a termination payment of approximately $2.8 million will be payable by CPT to the Company in certain circumstances, including if the Parent fails to consummate the Financing by May 31, 2019.

On November 2, 2018, the Company and ConversionPoint Investments, LLC., an affiliate of CPT (the “Noteholder”) entered into a Securities Purchase Agreement for up to $2 million pursuant to which the Company issued and sold a $1,000,000 principal amount 10% senior unsecured subordinated convertible promissory note (“the Subordinated Promissory Note”) to the Noteholder which we are using for working capital.

The Subordinated Promissory Note, which bears interest at the rate of 10% per annum, and the principal and accrued interest is due on November 2, 2019. The maturity date of the Subordinated Promissory Note is subject to acceleration in the event (i) the Closing (as that term is defined in the Merger Agreement) occur pursuant to the Merger Agreement, in which event the maturity date is accelerated to the fifth day after the Closing Date (as that term is defined in the Merger Agreement) and (ii) immediately upon an Event of Default (as that term is defined in the Subordinated Promissory Note). The Company has the right to prepay the amounts due under the Subordinated Promissory Note at any time, upon 15 days prior written notice to the Noteholder, subject to the term of the note and Noteholder consent. The Company’s obligations under the Subordinated Promissory Note are unsecured and subordinate to its obligations to Western Alliance Bank, the Company’s secured lender.

F-130

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

In the event Merger Agreement is terminated, and providing that the shares issuable upon the possible conversion of the Subordinated Promissory Note have been approved for listing on the NYSE American, the Noteholder may, upon 15 days written notice to the Company, elect to convert all or any portion of the principal and accrued and unpaid interest due under the Subordinated Promissory Note into shares of the Company’s common stock at a conversion price of $0.44 per share, or $0.35 per share if the Merger Agreement is terminated for any reason other than in connection with a Superior Proposal (as defined in the Merger Agreement). The conversion prices are subject to proportional adjustment in the event of stock split or adjustments. The Subordinated Promissory Note also contains a provision limiting the Company’s ability to issue any shares of our common stock upon any voluntary conversion by the Noteholder which, when aggregated with all shares of its common stock issued pursuant to a conversion of the Subordinated Promissory Note, would exceed 19.99% of our issued and outstanding shares of common stock immediately preceding the issuance of the note without first obtaining stockholder approval in accordance with the rules of the NYSE American.

On November 2, 2018 the Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Noteholder covering the shares of its common stock which may be issued upon a conversion of the Subordinated Promissory Note.

On November 2, 2018, each of Messrs. Richard K. Howe, the Company’s Chief Executive Officer and member of our board of directors, and Charles D. Morgan, G. Kent Burnett and Gordon Cameron, members of the Company’s board of directors, lent the Company $62,500, for an aggregate of $250,000, under the terms of 10% Promissory Notes. The Company is using the proceeds from these notes to pay certain costs associated with the pending Merger. The notes are unsecured, bear interest at 10% per annum and the principal and accrued interest is due on November 2, 2019, subject to acceleration upon an Event of Default or Change of Control (as both terms are defined in the note).

F-131

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Inuvo, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Inuvo, Inc. (“Company”) as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann P.C.

We have served as the Company’s auditor since 2009.

February 8, 2018

Clearwater, Florida

F-132

Inuvo, Inc.

Consolidated Balance Sheets

For the Years Ended December 31,

	2017	2016
Assets
Current assets
Cash	$4,084,686	$3,946,804
Accounts receivable, net of allowance for doubtful accounts of $83,789 and $23,000, respectively	10,759,250	7,586,129
Unbilled revenue	4,330	8,644
Prepaid expenses and other current assets	395,861	284,469
Total current assets	15,244,127	11,826,046
Property and equipment, net	2,306,279	1,615,223
Other assets
Goodwill	9,853,342	5,760,808
Intangible assets, net of accumulated amortization	10,808,018	8,343,876
Other assets	36,070	15,186
Total other assets	20,697,430	14,119,870
Total assets	$38,247,836	$27,561,139

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$13,614,053	$9,280,779
Revolving credit line	4,900,000	—
Accrued expenses and other current liabilities	2,887,816	2,689,640
Total current liabilities	21,401,869	11,970,419

Long-term liabilities
Deferred tax liability	2,331,900	3,738,500
Other long-term liabilities	426,725	326,428
Total long-term liabilities	2,758,625	4,064,928

Stockholders’ equity
Preferred stock, $.001 par value:
Authorized shares 500,000, none issued and outstanding	—	—
Common stock, $.001 par value:
Authorized shares 40,000,000; issued shares 28,994,981 and 25,300,189 respectively; outstanding shares 28,618,454 and 24,923,662, respectively	28,996	25,300
Additional paid-in capital	136,033,967	130,418,413
Accumulated deficit	(120,579,062)	(117,521,362)
Treasury stock, at cost - 376,527 shares	(1,396,559)	(1,396,559)
Total stockholders’ equity	14,087,342	11,525,792
Total liabilities and stockholders’ equity	$38,247,836	$27,561,139

See accompanying report of independent registered public accounting firm and notes to the consolidated financial statements.

F-133

Inuvo, Inc.

Consolidated Statements of Operations

For the Years Ended December 31,

	2017	2016
Net revenue	$79,554,493	$71,530,102
Cost of revenue	36,669,543	21,364,795
Gross profit	42,884,950	50,165,307
Operating expenses
Marketing costs (TAC)	28,578,401	39,195,653
Compensation	10,200,117	6,830,338
Selling, general and administrative	8,342,906	4,996,482
Total operating expenses	47,121,424	51,022,473
Operating loss	(4,236,474)	(857,166)
Interest expense, net	(318,193)	(99,965)
Loss from continuing operations before taxes	(4,554,667)	(957,131)
Income tax benefit	1,498,076	29,260
Loss from continuing operations	(3,056,591)	(927,871)
Net (loss) income from discontinued operations	(1,109)	155,287
Net loss	$(3,057,700)	$(772,584)

Per common share data
Basic and diluted
Net loss from continuing operations	$(0.11)	$(0.04)
Net income from discontinued operations	—	0.01
Net loss	$(0.11)	$(0.03)

Weighted average shares
Basic	28,155,320	24,660,995
Diluted	28,155,320	24,660,995

See accompanying report of independent registered public accounting firm and notes to the consolidated financial statements.

F-134

Inuvo, Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2017 and 2016

	Common Stock		Additional Paid	Accumulated	Treasury
	Shares	Stock	in Capital	Deficit	Stock	Total
Balances as of December 31, 2015	24,375,881	$24,752	$129,081,029	$(116,748,778)	$(1,396,559)	$10,960,444
Net loss	—	—	—	(772,584)	—	(772,584)
Stock-based compensation	—	—	1,264,266	—	—	1,264,266
Treasury Stock Repurchase	(15,883)	(16)	(22,483)	—	—	(22,499)
Stock issued for vested restricted stock awards	396,997	397	(397)	—	—	—
Contingent stock issuance	166,667	167	299,834	—	—	300,001
Taxes withheld on vested restricted stock	—	—	(203,836)	—	—	(203,836)
Balances as of December 31, 2016	24,923,662	$25,300	$130,418,413	$(117,521,362)	$(1,396,559)	$11,525,792
Net loss	—	—	—	(3,057,700)	—	(3,057,700)
Stock-based compensation	—	—	1,279,807	—	—	1,279,807
Stock issued for vested restricted stock awards	309,057	309	22,200	—	—	22,509
NetSeer acquisition	3,529,000	3,529	4,455,715	—	—	4,459,244
Shares withheld for taxes on vested restricted stock			(97,539)	—	—	(97,539)
Treasury Stock Retirement	(143,265)	(142)	(44,629)	—		(44,771)
Balances as of December 31, 2017	28,618,454	$28,996	$136,033,967	$(120,579,062)	$(1,396,559)	$14,087,342

See accompanying report of independent registered public accounting firm and notes to the consolidated financial statements.

F-135

Inuvo, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017 and 2016

	2017	2016
Operating activities:
Net loss	$(3,057,700)	$(772,584)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,029,801	2,209,738
Stock based compensation	1,279,807	1,264,266
Write-off of publisher payable	315,137	—
Provision for doubtful accounts	60,789	5,800
Amortization of financing fees	25,600	25,600
Adjustment of European liabilities related to discontinued operations	1,109	(176,988)
Deferred income taxes	(1,406,600)	(61,100)
Change in operating assets and liabilities:
Accounts payable	437,241	(622,548)
Prepaid expenses and other assets	52,687	219,656
Accounts receivable and unbilled revenue	(1,216,611)	(583,082)
Accrued expenses and other liabilities	(669,541)	(420,875)
Other	—	(34,864)
Net cash (used in) provided by operating activities	(1,148,281)	1,053,019

Investing activities:
Net cash received from NetSeer asset acquisition	235,763	—
Purchases of equipment and capitalized development costs	(1,558,693)	(1,116,371)
Net cash used in investing activities	(1,322,930)	(1,116,371)

Financing activities:
Net proceeds on revolving line of credit	4,900,000	—
Prepaid financing fees	25,600	25,600
Payoff of NetSeer debt acquired	(2,015,577)	—
Payments on capital leases	(158,782)	(46,313)
Net taxes paid on RSU grants exercised	(97,376)	(203,836)
Treasury Stock Repurchase	(44,772)	(22,499)
Net cash provided by (used in) financing activities	2,609,093	(247,048)

Net change – cash	137,882	(310,400)
Cash, beginning of year	3,946,804	4,257,204
Cash, end of year	$4,084,686	$3,946,804

Supplemental information:
Interest paid	$268,960	$72,751
Income taxes paid, net of refund	$—	$26,000
Non-cash investing and financing activities:
NetSeer asset acquisition (See Note 15)	$4,459,244	$—
Purchase of property and equipment under capital lease	$530,407
Write-down of domain names due to settlement of contingent liability	$369,506	$43,367
Stock issuance for partial settlement of contingent liability	$—	$300,001

See accompanying report of independent registered public accounting firm and notes to the consolidated financial statements.

F-136

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Note 1 – Organization and Business

Company Overview

We develop technology that connects advertisers with consumers through interactions with content across devices. The Inuvo Exchange provides the means to interact with tens of thousands of advertisers (Demand) and tens of thousands of online publishers (Supply). We interact with Demand/Supply constituents directly and indirectly. We serve ads within content, video and slideshows. We target ads to consumers using our proprietary IntentKey, a form of artificial intelligence (“AI”) that uses the Internet as a source of information. The result of the AI includes a database of over 500 million machine profiles, of which over 100 million are updated each week. We use this AI as the means to develop and deliver online audiences to our advertisers. We earn revenue when consumers view and/or click on our ads. Our business scales as we add Demand and Supply relationships with many barriers to entry including the ability to process hundreds of thousands of transactions per second. Collectively, our technology platforms facilitate the buying and selling of media in a manner that positions Inuvo as an advertising exchange.

Our intellectual property is protected by 15 issued and eight pending patents. We count among our many contractual relationships, three clients who collectively manage over 50% of all US digital advertising budgets. Included within our Supply portfolio is a collection of owned websites such as alot.com and earnspendlive.com, where we create content in health, finance, travel, careers, auto, education and living categories. These sites provide the means to test ad-tech, while also delivering high quality consumers to advertisers through interaction with proprietary content in the form of images, videos, slideshows and the written word.

Liquidity

On March 27, 2017, we amended our Business Financing Agreement with Western Alliance Bank (“Western Alliance Bank”), the parent company of Bridge Bank, N.A., our original lender (see Note 6, “Revolving credit line”). The renewal provided continued access to the revolving line of credit up to $10 million through September 2018, included the collateral acquired in the NetSeer asset acquisition and modified certain financial covenants. On July 31, 2017, we entered into the Ninth Business Financing Modification Agreement with Western Alliance Bank. The amendment changed certain financial ratios, definitions, the advance rate, the finance charge and the non-formula availability. As of December 31, 2017, the balance of the revolving line of credit was $4.9 million and had approximately $3.7 million in availability.

During September 2017, 45,900 shares of our common stock were repurchased in the open market at an average price of $.98 per share under the Company’s current share repurchase program and subsequently retired. The program was announced on December 9, 2016 and authorized the repurchase of the Company’s common stock totaling $500,000. The program terminated on November 30, 2017.

During the third quarter of 2017, we filed an S-3 registration statement with the Securities and Exchange Commission (“SEC”) to replace an existing, expiring S-3 “shelf” registration statement, which permits us to offer and sell up to $15 million of our securities from time to time in one or more offerings. To date, we have not taken down any sales from this shelf registration statement. Though we believe the revolving line of credit and its expected renewal, as well as cash generated by operations, will provide sufficient cash for operations over the next twelve months, we may still elect to sell securities to the public or to selected investors, or borrow under the current or any replacement line of credit or other debt instruments in order to fund the development of our technologies, make acquisitions, pursue new business opportunities or grow existing businesses.

F-137

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Note 2 – Summary of Significant Accounting Policies

Basis of presentation - The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents - Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Revenue recognition - In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (Topic 606) “Revenue from Contracts with Customers.” Topic 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (Topic 605), and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company adopted this guidance on January 1, 2018 using the modified retroactive approach and elected to apply the new guidance only to contracts that were not complete as of the date of adoption. The cumulative impact to retained earnings was not material. We developed a project plan for the implementation of the guidance including a review of all revenue streams to identify any differences in the timing, measurement or presentation of revenue recognition. We do not anticipate a material impact to revenue recognition except for revenue disclosures within the consolidated financial statements.

Most of our revenue is generated through clicks on advertisements presented on our properties or those of our partners. We recognize revenue from clicks in the period in which the click occurs. Payments to partners who display advertisements on our behalf are recognized as cost of revenue. Revenue from data sales and commissions is recognized in the period in which the transaction occurs and the other revenue recognition criteria are met.

Effective January 1, 2018, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Most of our revenue is generated from clicks on advertisements presented on our properties or those of our partners. We recognize revenue from clicks in the period in which the click occurs. Payments to partners who display advertisements on our behalf are recognized as cost of revenue. We also recognize revenue from serving impressions when we complete all or a part of an order from an advertiser. The revenue is recognized in the period that the impression is served.

Accounts receivable - Accounts receivable consists of trade receivables from customers. We record accounts receivable at its net realizable value, recognizing an allowance for doubtful accounts based on our best estimate of probable credit losses on our existing accounts receivable. Balances are written off against the allowance after all means of collection have been exhausted and the possibility of recovery is considered remote.

Marketing costs - Marketing costs or Traffic Acquisition Costs (“TAC”) include the purchase of sponsored listings from search engines and is our primary method of attracting consumers to our owned and operated applications and websites. We expense these costs as incurred and present them as a separate line item in operating expenses in the consolidated statements of operations.

F-138

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Property and equipment - Property and equipment are stated at cost, net of accumulated depreciation and amortization. Major renewals and improvements are capitalized while maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred. Costs of assets sold or retired and the related accumulated depreciation are eliminated from accounts and the net gain or loss is reflected as an operating expense in the consolidated statements of operations.

Property and equipment are depreciated on a straight-line basis over three years for equipment, five to seven years for furniture and fixtures and two to three years for software. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease. Depreciation expense was $1,503,449 and $1,279,030, respectively, for the years ended December 31, 2017 and 2016.

Capitalized Software Costs - We capitalize certain costs related to internally developed software and amortize these costs using the straight-line method over the estimated useful life of the software, generally two years. We do not sell internally developed software. Certain development costs not meeting the criteria for capitalization, in accordance with ASC 350-40 Internal-Use Software, are expensed as incurred.

Goodwill - Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”), we test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis or more frequently if we believe indicators of impairment exist. The impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying value, including goodwill.

We generally determine the fair value of our reporting units using the income approach methodology of valuation that includes the undiscounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the amount it exceeds fair value is equivalent to the amount of impairment loss.

We determined there was no impairment of goodwill during 2017 and 2016.

See Note 5, Intangible Assets and Goodwill, for more information.

Intangible Assets - We allocate a portion of the purchase price of acquisitions to identifiable intangible assets and we amortize definite-lived assets over their estimated useful lives. We consider our indefinite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Trade names are not amortized as they are believed to have an indefinite life. Trade names are reviewed annually for impairment under ASC 350.

As a result of our acquisition of Vertro, Inc. (“Vertro”) in March 2012, we recognized an asset for the customer relationship with Google of $8,820,000 and assigned it a useful life of 20 years. A primary reason for acquiring Vertro was its relationship with Google. Up to the time of the acquisition, we principally had access to the Yahoo! inventory of advertisements. Among the many valuable assets acquired in the Vertro transaction was this Google relationship and the access it provided to an enormous inventory of advertisements. In addition, we acquired the ALOT brand, whose products are monetized through Google and has historically produced a better margin than monetization through Yahoo!. In determining the useful life of this asset, we considered the strategic importance of Vertro’s strong relationship with Google. Vertro and its predecessor company had contracts and successful renewals with Google that date back to 2006. The Google contract has been extended through February 28, 2019. We expect the relationship with Google to continue through the 20-year amortization period and beyond.

F-139

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

At the time of the Vertro acquisition, we engaged a third party valuation service to determine the fair value of the acquired assets. At the close of the 2017 and 2016 fiscal years, we again engaged a third party valuation service to reassess the fair value of the acquired assets.

From time to time, both search marketplaces, Google and Yahoo!, may implement policy or marketplace changes. In January 2013 Google requested changes to our agreement that impacted marketing programs for one of our ALOT products, the Appbar, the result of which was a decline in the number of product installs. Since acquiring the ALOT brand in the Vertro acquisition, we have materially expanded the brand into a number of additional owned and operated websites and applications. We expect products within the brand to ebb and flow as customer preferences change and Google adjusts its marketplace policies. At the close of 2013, we considered the Google change and decided to transition out of the Appbar product and replace it with web properties that we develop. At the close of 2014, we determined that the asset continued to be recoverable despite the impact to the Appbar product and our decision to transition away from it. We made this determination in part because during 2014 we completely replaced the revenue and margin from the Appbar product with other ALOT-branded and Google monetized products.

In May 2015, we purchased two domain websites and recorded the purchase at $715,874. In 2017, we determined that the seller would not meet the specific performance target for the second and third years and therefore, we adjusted the carrying value of the intangible asset to $300,000.

We recorded no impairment of intangible assets during 2017 or 2016.

See Note 5, Intangible Assets and Goodwill, for more information.

Income taxes - We utilize the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes (“ASC 740”). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we must project future levels of taxable income, which requires significant judgment. We examine evidence related to the history of taxable losses or income, the economic conditions in which we operate, organizational characteristics, our forecasts and projections, as well as factors affecting liquidity. All our deferred tax assets and liabilities are recorded as long-term assets and liabilities in the consolidated balance sheets. In 2017, we recognized an income tax benefit of $1,498,076 due to the passing of the Tax Cuts and Jobs Act in December 2017. The new law reduced corporate income tax rates from 35% to 21%. As a result, the deferred tax assets and liabilities recorded in the consolidated balance sheet were reevaluated at the new tax rates. Both the deferred tax assets and the deferred tax liabilities were reduced. The decrease in the deferred tax liability resulted in the one-time tax benefit.

We believe it is more likely than not that essentially none of our deferred tax assets will be realized, and we have recorded a full valuation for the net deferred tax assets as of December 31, 2017 and 2016.

F-140

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

We have adopted certain provisions of ASC 740. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements.  ASC 740 prescribes a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order to be recognized in the financial statements.

Impairment of long-lived assets - In accordance with ASC 360, Property, Plant and Equipment, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of the carrying amount to future undiscounted cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value.

Stock-based compensation - We value stock compensation based on the fair value recognition provisions ASC 718, Compensation – Stock Compensation, which establishes accounting for stock-based awards exchanged for employee services and requires companies to expense the estimated grant date fair value of stock awards over the requisite employee service period.

The fair value of restricted stock awards is based on the market price of our common stock on the date of the grant. To value stock option awards, we use the Black-Scholes-Merton option pricing model. This model involves assumptions including the expected life of the option, stock price volatility, risk-free interest rate, dividend yield and exercise price. We recognize compensation expense in earnings over the requisite service period, applying a forfeiture rate to account for expected forfeitures of awards.

See Note 10, Stock-Based Compensation, for further details on our stock awards.

Government Grant- During the first quarter of 2013, we received a grant from the state of Arkansas to relocate our corporate headquarters to Conway, AR. We recognize the grant funds into income as a reduction of the related expense in the period in which those expenses are recognized. We defer grant funds related to capitalized costs and classify them as current or long-term liabilities on the balance sheet according to the classification of the associated asset. Grant funds received are presented on the consolidated statements of cash flows as operating or investing cash flows depending on the classification of the underlying spend.

Treasury Stock - The cost method was used in recording the purchase of the treasury stock.  Treasury stock changes as a result of common stock we acquire in the market. In December 2016, our Board of Directors authorized a stock repurchase program under which we may repurchase up to $500,000 of our outstanding common stock. The stock repurchase program expired on November 30, 2017. During December 2016, we purchased 15,883 shares of treasury stock with a weighted average exercise price of $1.42. In October 2017, we purchased and subsequently retired 45,900 shares of treasury stock with a weighted average exercise price of $0.98.

Earnings per share - During the periods presented, we had securities that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been anti-dilutive.  We reported a net loss for 2017 and 2016 and therefore, shares associated with stock options, warrants and restricted stock are not included because they are anti-dilutive.  Basic and diluted net loss per share is the same for all periods presented.

F-141

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Operating segments - In accordance with ASC 280 - Segment reporting, segment information reported is built on the basis of internal management data used for performance analysis of businesses and for the allocation of resources. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker, its chief executive officer, reviews financial information presented on a consolidated basis and no expense or operating income is evaluated at a segment level. Given the consolidated level of review by the Company’s chief executive officer, the Company operates as one reportable segment. Most net revenue is earned in the United States and all long-lived assets are located in the United States.

Through December 31, 2016, we reported our business as two segments. Both business segments recognize revenue identically. Virtually all the revenue generated within digital publishing comes from our advertising technology. Operationally, these websites are no different from any other website we serve ads to and in this regard, have always been managed internally as an additional source of supply for our ad serving technology. As a result, starting in the first quarter of 2017, we began reporting as a single segment. We believe this will bring more clarity to shareholders.

Concentration of credit risk - We are exposed to concentrations of risk primarily in cash and cash equivalents and accounts receivable, which are generally not collateralized. Our policy is to place our cash and cash equivalents with high credit quality financial institutions in order to limit the amount of credit exposure. At times, deposits may exceed FDIC limits. We do not require collateral from our customers, but our credit extension and collection policies include monitoring payments and aggressively pursuing delinquent accounts. We maintain allowances for potential credit losses.

Customer concentrations - At December 31, 2017, we had two individual customers with accounts receivable balances greater than 10% of the gross accounts receivable from continuing operations. These customers combined owed approximately 71.3% of our gross accounts receivable balance as of December 31, 2017. The same two customers accounted for 76.1% of our revenue for the years ended December 31, 2017.

In 2016, we had two individual customers with accounts receivable balances greater than 10% of the gross accounts receivable from continuing operations. These customers combined owed approximately 98.6% of our gross accounts receivable balance as of December 31, 2016. The same two customers accounted for 98.3% of our revenue for the years ended and December 31, 2016.

Use of estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s regular evaluation of the relevant facts and circumstances as of the date of the consolidated financial statements. We regularly evaluate estimates and assumptions related to allowances for returns and redemptions, allowances for doubtful accounts, goodwill and purchased intangible asset valuations, lives of intangible assets, deferred income tax asset valuation allowances, contingent liabilities, including the Arkansas grant contingency, and stock compensation. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements, and such differences could be material.

F-142

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Litigation and settlement costs - From time to time, we are involved in disputes, litigation and other legal actions. In accordance with ASC 450, Contingencies, we record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred as of the date of the consolidated financial statements and (ii) the range of loss can be reasonably estimated.

Additional accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard will require all leases with durations greater than twelve months to be recognized on the balance sheet and is effective for interim and annual reporting periods beginning after December 15, 2018, although early adoption is permitted. We believe adoption of this standard will have an impact on our Consolidated Balance Sheets. Although we have not completed our assessment, we do not expect the adoption to change the recognition, measurement or presentation of lease expenses within the results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718). This standard makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. ASU 2016-09 also clarifies the statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, although early adoption is permitted. The company adopted this guidance January 1, 2017 and it did not have a significant impact on the Company’s consolidated financial position or results of operations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The company adopted this guidance effective January 1, 2018 and it does expect to have a significant impact on the Company’s consolidated financial position or results of operations.

Note 3 – Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts was as follows during the years ended December 31, 2017 and 2016:

	2017	2016
Balance at the beginning of the year	$23,000	$17,200
Provision for bad debts	63,000	6,557
Charge-offs	(2,211)	(874)
Recoveries	—	117
Balance at the end of the year	$83,789	$23,000

F-143

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Note 4– Property and Equipment

The net carrying value of property and equipment at December 31, 2017 and 2016 was as follows:

	2017	2016
Furniture and fixtures	$288,536	$241,876
Equipment	1,509,464	811,948
Software	7,582,181	6,132,626
Leasehold improvements	455,850	441,382
Subtotal	$9,836,031	$7,627,832
Less: accumulated depreciation and amortization	(7,529,752)	(6,012,609)
Total	$2,306,279	$1,615,223

Note 5 – Intangible Assets and Goodwill

During 2017 and 2016, we evaluated our intangible assets and goodwill for impairment at the reporting unit level. We performed our impairment testing with the assistance of a third-party valuation firm. No indication of impairment was noted.

The following is a schedule of intangible assets and goodwill from continuing operations as of December 31, 2017:

	Term	Carrying Value	Accumulated Amortization and Impairment	Net Carrying Value	2017 Amortization

Customer list, Google	20 years	$8,820,000	$(2,572,500)	$6,247,500	$441,000
Technology, NetSeer	5 years	3,600,000	(660,000)	2,940,000	660,000
Customer list, all other	10 years	1,610,000	(939,190)	670,810	161,004
Trade names, ALOT	5 years	960,000	(960,000)	—	32,000
Customer relationships, NetSeer	20 years	570,000	(26,125)	543,875	26,125
Domain websites (2)	5 years	300,001	(300,001)	—	32,056
Trade names, web properties (1)	-	390,000	—	390,000	—
Brand, NetSeer	1 year	121,000	(110,917)	10,083	110,917
Non-competition agreements, NetSeer	1 year	69,000	(63,250)	5,750	63,250
Intangible assets classified as long-term		$16,440,001	$(5,631,983)	$10,808,018	$1,526,352

Goodwill, total		$9,853,342	$—	$9,853,342	$—

F-144

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

The following is a schedule of intangible assets and goodwill from continuing operations as of December 31, 2016:

	Term	Carrying Value	Accumulated Amortization	Net Carrying Value	2016 Amortization
Customer list, Google	20 years	$8,820,000	$(2,131,500)	$6,688,500	$441,000
Customer list, all other	10 years	1,610,000	(778,186)	831,814	161,004
Exclusivity agreement	1 year	120,000	(120,000)	—	—
Trade names, ALOT	5 years	960,000	(928,000)	32,000	192,000
Domain websites (2)	5 years	669,507	(267,945)	401,562	136,704
Tradenames, web properties (1)	-	390,000	—	390,000	—
Intangible assets classified as long-term		$12,569,507	$(4,225,631)	$8,343,876	$930,708

Goodwill, total		$5,760,808	$—	$5,760,808	$—

(1)	The trade names related to our web properties have an indefinite life, and as such are not amortized.
(2)	In May 2015, we purchased two domain websites with a fair value of $715,874. We determined they should be amortized over 5 years (see Note 8). In May 2016, the carrying value was adjusted by approximately $46,000 to reflect the lower price paid as compared to the contingent liability recorded as a result of the change in the price of Inuvo stock from the date of acquisition to the first contingent release of shares. In 2017, we determined that the seller would not meet the specific performance target for the second and third years and therefore, we adjusted the carrying value of the intangible asset and associated contingent liability by $369,506.

Our amortization expense over the next five years and thereafter is as follows:

2018	$1,366,337
2019	1,350,504
2020	1,350,504
2021	1,350,504
2022	496,294
Thereafter	4,503,875
Total	$10,418,018

F-145

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Note 6 - Revolving credit line

The following table summarizes our revolving credit line balance:

	December 31, 2017	December 31, 2016
Revolving credit line - 5.25 percent at December 31, 2017 (prime plus 0.75 percent), due September 29, 2018 - current portion	$4,900,000	$—
Total	$4,900,000	$—

On March 1, 2012 we entered into a Business Financing Agreement with Bridge Bank, which is now owned by Western Alliance Bank. The agreement provided us with a revolving credit line of up to $10 million which we use to help satisfy our working capital needs. We have provided Western Alliance with a first priority perfected security interest in all of our accounts and personal property as collateral for the credit facility. Available funds under the revolving credit line are 85% of eligible accounts receivable balances up to a limit of $10 million. Eligible accounts receivable is generally defined as those from United States based customers that are not more than 90 days from the date of the invoice. We had approximately $3.7 million available under the credit line as of December 31, 2017.

On March 27, 2017, the Company entered into the Eighth Business Financing Modification Agreement with Western Alliance Bank, the parent company of Bridge Bank, our original lender, that modified the existing Agreement. The modified terms require a monthly quick ratio of not less than .65 to 1.00 from February 1, 2017 through December 31, 2017; and a monthly quick ratio of not less than .75 to 1.00 on and after January 1, 2018; and quarterly consolidated Adjusted EBITDA shall not negatively deviate more than $300,000 from projections for the quarter ending March 31, 2017, by more than $400,000 for the quarters ending June 30, 2017, September 30, 2017, and December 31, 2017, or with respect to any quarter in 2018 and beyond, by more than 25% from projections. On July 31, 2017, the Company entered into the Ninth Business Financing Modification Agreement with Western Alliance Bank. The modified terms require a monthly quick ratio of not less than .60 to 1.00 from June 1, 2017 through December 31, 2017; and a monthly quick ratio of not less than .70 to 1.00 on and after January 1, 2018; and quarterly consolidated Adjusted EBITDA of not less than 25% of the projections provided to the bank for the quarter ending June 30, 2017 and each quarter thereafter; the advance rate increases to 85%; and the non-formula availability decreases to $500,000 immediately, to $250,000 after October 15, 2017 and to zero at December 31, 2017. In addition, the finance charge for outstanding advances increases by 25 basis points and by 75 basis points for outstanding advances on the non-formula availability until the Company reports two consecutive months of positive Adjusted EBITDA. The revolving line of credit is effective to September 2018. While we periodically utilize our line of credit for operating needs, as of December 31, 2017, the balance of the revolving line of credit was $4.9 million. We were in compliance with all bank covenants as of December 31, 2017.

Note 7 – Accrued Expenses and Other Current Liabilities

The accrued expenses and other current liabilities consist of the following at December 31, 2017 and 2016:

F-146

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

	2017	2016
Accrued marketing costs (TAC)	$1,107,404	$1,622,737
Accrued payroll and commission liabilities	867,634	250,000
Accrued expenses and other	624,688	289,435
Capital leases, current portion	209,940	31,210
Accrued sales allowance	50,000	250,000
Accrued taxes	25,905	10,313
Deferred Arkansas grant, current portion and accrued reserve	2,245	13,468
Contingent stock due for acquired domains, current portion	—	222,477
Total	$2,887,816	$2,689,640

Note 8 – Other Long-Term Liabilities

Other long-term liabilities consist of the following at December 31, 2017 and 2016:

	2017	2016
Capital leases, less current portion	$281,470	$—
Deferred rent	131,493	163,165
Accrued taxes, less current portion	13,762	13,763
Contingent stock due for acquired domains, less current portion	—	147,029
Deferred Arkansas grant, less current portion	—	2,471
Total	$426,725	$326,428

In June 2017, we entered into an agreement with Dell Financial Services to lease computer equipment for our data centers. The lease has a term of three years and will cost approximately $516,000 over the life of the lease (see Note 14).

In May 2015, we purchased two domain websites with a fair value of $715,874 (see Note 5). The purchase consideration is our common stock and is contingent upon the seller attaining specific performance targets over three years. In May 2016, the seller achieved the specific performance target for the first year and as a result, we issued 166,667 shares of common stock. The accrued contingent liability and the related intangible asset, domain websites, were adjusted by approximately $46,000 to reflect the lower price paid as compared to the contingent liability recorded as a result of the change in the price of Inuvo stock from the date of acquisition to the first contingent release of shares. In 2017, we determined that the seller would not meet the specific performance target for the second and third years and therefore, we adjusted the balance of the contingent liability and associated intangible asset by $369,506.

F-147

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Note 9 - Income Taxes

The provision for income taxes consists of the following:

	2017	2016
Current tax provision	$(91,477)	$5,180
Deferred tax benefit	(1,406,599)	(34,440)
Total tax benefit	$(1,498,076)	$(29,260)

In 2017, we recognized an income tax benefit of $1,498,076 due to the passing of the Tax Cuts and Jobs Act in December 2017. The new law reduced corporate income tax rates from 35% to 21%. As a result, the deferred tax assets and liabilities recorded in the consolidated balance sheets were reevaluated at the new tax rates. Both the deferred tax assets and the deferred tax liabilities were reduced. The decrease in the deferred tax liability resulted in the one-time income tax benefit.

A reconciliation of the expected Federal statutory rate to our actual rate as reported for each of the periods presented is as follows:

	2017	2016
Federal statutory rate	34%	34%
State income tax rate, net of federal benefit	4%	(1%)
Permanent differences	(2%)	(2%)
Temporary differences	—%	(5%)
Impact in changes in tax law	22%	—%
Change in valuation allowance	(25%)	(22%)
	33%	4%

Deferred Income Taxes

Deferred income taxes are the result of temporary differences between book and tax basis of certain assets and liabilities, timing of income and expense recognition of certain items and net operating loss carry-forwards.

We assess temporary differences resulting from different treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in the consolidated balance sheets. We evaluate the realizability of our deferred tax assets on a regular basis, an exercise that requires significant judgment. In the course of this evaluation we considered our recent history of tax losses, the economic conditions in which we operate, recent organizational changes and our forecasts and projections. We believe it is more likely than not that essentially none of our deferred tax assets will be realized, and we have recorded a valuation allowance for the net deferred tax assets that may not be realized as of December 31, 2017 and 2016.

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

The following is a schedule of the deferred tax assets and liabilities as of December 31, 2017 and 2016:

	2017	2016
Deferred tax assets:
Net operating loss carry forward	$29,622,135	$27,202,348
Intangible assets	1,278,900	2,239,700
Stock based expenses	1,176,900	1,484,900
Accrued expense	362,000	311,000
Deferred rent	33,400	69,300
Allowance for doubtful accounts	23,200	9,800
Other	7,200	14,200
Subtotal	32,503,735	31,331,248
Less valuation allowance	(32,503,735)	(31,331,248)
Total	—	—
Deferred tax liabilities:
Intangible assets and property and equipment	2,307,600	3,702,300
Other	24,300	26,200
Total	2,331,900	3,728,500
Total deferred tax liabilities	$(2,331,900)	$(3,728,500)

The net operating losses amounted to approximately $82,514,000 and expire beginning 2021 through 2038. Pursuant to Internal Revenue Service Code Section 382, the use of certain of the Company’s net operating loss carry forwards are limited due to a cumulative change in ownership.

We are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2014 through 2016. Our state income tax returns are open to audit under the statute of limitations for the same periods.

We recognize interest and penalties related to income taxes in income tax expense. We have incurred no penalties and interest for the years ended December 31, 2017 and 2016.

Note 10 - Stock-Based Compensation

We maintain a stock-based compensation program intended to attract, retain and provide incentives for talented employees and directors and align stockholder and employee interests. Currently, we grant options and restricted stock units (“RSUs”) from the 2010 Equity Compensation Plan (“2010 ECP”) and the 2017 Equity Compensation Plan (“2017 ECP”). Option and restricted stock unit vesting periods are generally up to three years.

Compensation Expense

We recorded stock-based compensation expense for all equity incentive plans of $1,279,807 and $1,264,266 for the years ended December 31, 2017 and 2016, respectively. Total compensation cost not yet recognized at December 31, 2017 was $1,211,197 to be recognized over a weighted-average recognition period of 1.0 year.

F-149

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Significant Grants and Cancellations

On July 27, 2015 and August 4, 2015, we granted certain employees service and performance RSUs totaling 965,500 shares with a weighted average fair value $3.03 per share. The service RSUs vest annually over a three-year period, commencing in July 2016, at the rate of 25% of the grant in year one and year two and the remaining 50% of the grant vesting on the third anniversary of the grant date. The awarding of the performance RSUs in contingent upon achieving certain revenue and profit targets and vest annually, one-third upon each anniversary of the grant date. On July 27, 2017, August 4, 2017, and August 5, 2017, the second measurement period targets were achieved and the number of shares issued totaled 294,152 with a weighted average fair value of $1.00.

On April 1, 2016, we granted members of our board of directors a total of 63,160 RSUs with a weighted average fair value of $1.90 a share which fully vest on March 31, 2017.

On November 1, 2016 we granted two new members of our board of directors a total of 22,936 RSUs with a weighted average fair value of $1.02 a share which fully vested on March 31, 2017.

On February 7, 2017, we granted former NetSeer employees service RSUs totaling 186,828 shares with a weighted average fair value of $1.65 per share which vested annually over a three year period.

On February 15, 2017, we granted a former NetSeer employee 20,520 RSUs with a weighted average fair value of $1.62 which fully vested on August 7, 2017.

On April 1, 2017, we granted members of our board of directors a total of 116,280 RSUs with a weighted average fair value of $1.29 a share which fully vest on March 31, 2018.

On June 19, 2017, we granted an employee service and performance RSUs totaling 125,000 RSUs with a weighted average fair value of $1.04 per share. The service RSUs vest annually over a three year period. The awarding of the performance RSUs is contingent upon achieving certain revenue and profit targets and vest annually over a three year period.

On June 19, 2017, we granted certain former NetSeer employees service and performance RSUs totaling 400,000 shares with a weighted average fair value of $1.04 per share. The service RSUs vest annually over a three year period. The awarding of the performance RSUs is contingent upon achieving certain revenue and profit targets and vest annually, one-third upon each anniversary of the grant date. On December 31, 2017, the first measurement period targets were not achieved and the number of shares canceled totaled 92,487.

On July 7, 2017, we granted an employee 20,000 RSUs with a weighted average fair value of $1.02 which vest annually over a three year period.

Award Information and Activity

The following table summarizes the stock grants outstanding under our 2005 Long-Term Incentive Plan (“2005 LTIP”), 2010 ECP and 2017 ECP plans as of December 31, 2017:

F-150

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

	Options Outstanding	RSUs Outstanding	Options and RSUs Exercised	Available Shares	Total
2017 ECP	—	125,000	—	1,875,000	2,000,000
2010 ECP	250,498	946,538	2,780,740	604,242	4,582,018
2005 LTIP (*)	13,748	—	950,085	—	963,833
Total	264,246	1,071,538	3,730,825	2,479,242	7,545,851

(*) Expired June 2015

The fair value of restricted stock units is determined using market value of the common stock on the date of the grant.  The fair value of stock options is determined using the Black-Scholes-Merton valuation model.  The use of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period.  The forfeiture rate, which is estimated at a weighted average of 0% of unvested options outstanding, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

At December 31, 2017, the 2005 LTIP and 2010 ECP plans had 264,246 outstanding options and all were exercisable with an aggregate intrinsic value of $0, a weighted average exercise price of $2.84 and a weighted average remaining contractual term of 3.2 years.

The following table summarizes our stock option activity under the 2005 LTIP and 2010 ECP plans during 2017:

	Options	Weighted Average Exercise Price
Outstanding, beginning of year	264,246	$2.84
Granted	—	$—
Forfeited, expired or cancelled	—	$—
Exercised	—	$—
Outstanding, end of year	264,246	$2.84
Exercisable, end of year	264,246	$2.84

No options were granted during 2017 or 2016.

Expected volatility is based on the historical volatility of our common stock over the period commensurate with or longer than the expected life of the options. The expected life of the options is based on the vesting schedule of the option in relation to the overall term of the option. The risk free interest rate is based on the market yield of the U.S. Treasury Bill with a term equal to the expected term of the option awarded. We do not anticipate paying any dividends so the dividend yield in the model is zero.

F-151

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

The following table summarizes our restricted stock activity for 2017:

	Restricted Stock	Weighted Average Fair Value
Outstanding, beginning of year	755,507	$2.84
Granted	868,628	$1.22
Exercised	(406,156)	$2.61
Forfeited	(146,441)	$1.15
Outstanding, end of year	1,071,538	$1.84

Note 11 – Stockholders Equity

Authorized Preferred Stock and Authorized Common Stock

On March 1, 2012, the Company filed an amendment to the Company’s Articles of Incorporation increasing the number of shares of authorized common stock from 20,000,000 shares to 40,000,000.

Treasury Stock

On December 9, 2016, our Board of Directors authorized a stock repurchase program under which we may repurchase up to $500,000 of our outstanding common stock. The stock repurchase program expired on November 30, 2017. During December 2016, we purchased 15,883 shares of treasury stock with a weighted average exercise price of $1.42. In October 2017, we purchased and subsequently retired 45,900 shares of treasury stock with a weighted average exercise price of $0.98.

Note 12 – Discontinued Operations

Certain of our subsidiaries previously operated in the European Union (“EU”). Though operations ceased in 2009, statutory requirements made it necessary to have a continued presence in the EU for varying terms until November 2015. Profits and losses generated from the remaining assets and liabilities are accounted for as discontinued operations.

In the third quarter of 2016, our petition with the UK (United Kingdom) Companies House to strike off and dissolve the remaining subsidiary in the EU was approved. As a result, for the twelve months ended December 31, 2017, we recognized a net loss from discontinued operations of $1,109 due to a charge from a service provider. As of December 31, 2016, we recorded a net income of $155,287 due primarily to the adjustment of certain accrued liabilities.

Note 13 – Retirement Plan Costs

We provide a 401(k) plan to help our employees prepare for retirement. We match each employee’s contributions to the plan up to the first four percent of the employee’s annual salary. The matching contribution for the years ended December 31, 2017 and 2016 was $255,366 and $146,033, respectively.

F-152

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Note 14 - Leases

We lease certain office space and equipment. As leases expire, it can be expected that they will be renewed or replaced in the normal course of business. Rent expense from continuing operations was approximately $431,949 and $175,469 for the year ended December 31, 2017 and 2016, respectively.

Minimum lease payments under non-cancelable operating leases for the periods ended December 31:

Lease Payments
2018	$466,329
2019	473,851
2020	402,138
2021	239,090
2022	$162,706
Total	$1,744,114

In April 2015, we entered into a five-year agreement to lease office space in Little Rock, Arkansas commencing October 1, 2015, to serve as our headquarters. The lease is for 12,245 square feet and will cost approximately $171,000 during its first year. Thereafter, the lease payment increases by 2%.

In June 2017, we entered into an agreement with Dell Financial Services to lease computer equipment for our data centers. The lease has a term of three years and will cost approximately $173,000 over the life of the lease.

In June 2017, we entered into an agreement to lease 4,801 square feet of office space in San Jose, CA commencing on July 17, 2017. The lease has a term of five years and will cost approximately $216,000 during its first year.  Thereafter, the lease payments increase by 3%.

Capital lease obligations and future minimum lease payments under non-cancelable capital leases as of December 31, 2017 are:

Lease Payments
2018	$243,725
2019	$214,738
2020	$82,405
Total payments under capital lease obligations	$540,868
Less amount representing interest	(49,458)
Present value of capital lease obligations	491,410
Current portion of capital lease obligations	(209,940)
Capital lease obligations, net of current portion	$281,470

F-153

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Assets acquired under capital lease obligations are included in property and equipment in the accompanying consolidated balance sheet. Cost and related accumulated depreciation December 31, 2017 are as follows:

	2017	2016
Equipment	$707,264	$103,609
Less accumulated depreciation	(242,169)	(69,072)
Equipment, net	$465,095	$34,537

Depreciation expense on assets under capital lease obligations was $173,097 and $34,537 for the years ended December 31, 2017 and December 31, 2016 and included in the consolidated statements of operations.

In February 2017, we acquired the assets and certain liabilities of NetSeer, Inc. including the capital lease for computer equipment with a remaining value at that time of $88,575.

In June 2017, we entered into an agreement with Dell Financial Services to lease computer equipment for our data centers. The lease has a term of three years and will cost approximately $516,000 over the life of the lease.

Note 15 - NetSeer Acquisition

On February 6, 2017, we entered into an Asset Purchase Agreement to acquire the assets of NetSeer, Inc. Under the terms of the agreement, we acquired substantially all of the assets of NetSeer, and assumed certain liabilities and personnel obligations, in exchange for 3,529,000 shares of our common stock. Of this amount, 529,350 shares were deposited into escrow with our counsel under the terms of an escrow agreement pending possible post-closing adjustments in the purchase price related to working capital and audited financial statement adjustments, as well as in connection with possible indemnification claims post-closing. The operating results of this acquisition have been included in the consolidated statements of operations since the acquisition date. As a result of the business acquisition, the Company recognized goodwill in the amount of $4,013,034. The factors contributing to the recognition of the amount of goodwill are based on strategic benefits that are expected to be realized from acquiring NetSeer’s assembled workforce in addition to other synergies gained from integrating NetSeer’s operations into the Company’s consolidated structure. The Company incurred approximately $350,000 in acquisition related costs, which are recorded in selling, general and administrative expenses in the accompanying consolidated statements of operations.

F-154

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Total consideration paid in common stock (with marketability discount applied)	$4,459,244
Fair value of assets acquired:
Accounts receivable, net	(2,292,485)
Prepaid expenses and other current assets	(236,163)
Property and equipment, net	(119,101)
Goodwill	(4,013,034)
Intangible assets	(4,360,000)
Fair value of liabilities assumed:
Accounts payable	$3,579,787
Accrued expenses and other current liabilities	1,152,789
Other long-term liabilities	49,149
Debt	2,015,577
Cash received in acquisition	$235,763

In accordance with ASC guidance related to business combinations, net consideration was first allocated to the fair value of assets acquired, including specifically identifiable intangible assets and liabilities assumed, with the excess being recorded as goodwill. Goodwill related to this acquisition is not deductible for tax purposes and is not amortized, but instead is subject to periodic impairment tests.

The purchase originally included the assumption of gross customer accounts receivable totaling $2,292,485. The Company estimated that most of these receivables will be collected. Therefore, the receivables are recorded at the estimated fair value, which equals the gross contractual amount. At December 31, 2017, we determined that a receivable acquired in the acquisition was not realizable. As a result, it was written off and goodwill was increased by $79,500. At December 31, 2017, the Company completed its evaluation and determination of the assets and liabilities acquired. Specifically identifiable intangible assets consist of $4,360,000 and are amortized on a straight-line basis over the estimated useful life. Additionally, NetSeer revenue totaling approximately $15.8 million since the acquisition date is included in the 2017 consolidated statements of operations.

Note 16 - Segments

In accordance with ASC 280 - Segment reporting, segment information reported is built on the basis of internal management data used for performance analysis of businesses and for the allocation of resources. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker, its chief executive officer, reviews financial information presented on a consolidated basis and no expense or operating income is evaluated at a segment level. Given the consolidated level of review by the Company’s chief executive officer, the Company operates as one reportable segment. Most net revenue is earned in the United States and all long-lived assets are located in the United States.

F-155

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017 and 2016

Through December 31, 2016, we reported our business as two segments. Both business segments recognize revenue identically. Virtually all the revenue generated within digital publishing comes from our advertising technology. Operationally, these websites are no different from any other website we serve ads to and in this regard, have always been managed internally as an additional source of supply for our ad serving technology. As a result, starting in the first quarter of 2017, we began reporting as a single segment. We believe this will bring more clarity to shareholders.

Note 17 - Related Party Transactions

In 2017 and 2016, the Company received a total of $117,385 and $101,884, respectively from First Orion Corp., which is partially owned by two directors and shareholders of Inuvo, for providing IT services.

F-156

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Inuvo, Inc.

We have audited the accompanying consolidated balance sheets of Inuvo, Inc. (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2016.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on the test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inuvo, Inc. as of December 31, 2016 and 2015 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.

Clearwater, Florida

February 16, 2017

F-157

Inuvo, Inc.

Consolidated Balance Sheets

For the Years Ended December 31,

	2016	2015
Assets
Current assets
Cash	$3,946,804	$4,257,204
Accounts receivable, net of allowance for doubtful accounts of $23,000 and $17,200, respectively	7,586,129	7,001,337
Unbilled revenue	8,644	16,154
Prepaid expenses and other current assets	284,469	345,752
Total current assets	11,826,046	11,620,447
Property and equipment, net	1,615,223	1,805,561
Other assets
Goodwill	5,760,808	5,760,808
Intangible assets, net of accumulated amortization	8,343,876	9,320,951
Other assets	15,186	224,759
Total other assets	14,119,870	15,306,518
Total assets	$27,561,139	$28,732,526

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$9,280,779	$10,080,315
Accrued expenses and other current liabilities	2,689,640	3,169,445
Total current liabilities	11,970,419	13,249,760

Long-term liabilities
Deferred tax liability	3,738,500	3,799,600
Other long-term liabilities	326,428	722,722
Total long-term liabilities	4,064,928	4,522,322

Stockholders’ equity
Preferred stock, $.001 par value:
Authorized shares 500,000, none issued and outstanding	—	—
Common stock, $.001 par value:
Authorized shares 40,000,000; issued shares 25,300,189 and 24,752,408 respectively; outstanding shares 24,923,662 and 24,375,881, respectively	25,300	24,752
Additional paid-in capital	130,418,413	129,081,029
Accumulated deficit	(117,521,362)	(116,748,778)
Treasury stock, at cost - 376,527 shares	(1,396,559)	(1,396,559)
Total stockholders’ equity	11,525,792	10,960,444
Total liabilities and stockholders’ equity	$27,561,139	$28,732,526

See accompanying report of independent registered public accounting firm and notes to the consolidated financial statements.

F-158

Inuvo, Inc.

Consolidated Statements Operations

	For the Years Ended December 31,
	2016	2015
Net revenue	$71,530,102	$70,438,116
Cost of revenue	21,364,795	23,721,996
Gross profit	50,165,307	46,716,120
Operating expenses
Marketing costs	39,195,653	34,324,646
Compensation	6,830,338	5,598,804
Selling, general and administrative	4,996,482	4,645,697
Total operating expenses	51,022,473	44,569,147
Operating (loss) income	(857,166)	2,146,973
Interest expense, net	(99,965)	(141,311)
(Loss) income from continuing operations before taxes	(957,131)	2,005,662
Income tax benefit	29,260	300,143
Net (loss) income from continuing operations	(927,871)	2,305,805
Net income from discontinued operations	155,287	33,969
Net (loss) income	$(772,584)	$2,339,774

Per common share data
Basic and diluted
Net (loss) income from continuing operations	$(0.04)	$0.10
Net income from discontinued operations	0.01	—
Net (loss) income	$(0.03)	$0.10

Weighted average shares
Basic	24,660,995	24,249,852
Diluted	24,660,995	24,539,555

See accompanying report of independent registered public accounting firm and notes to the consolidated financial statements.

F-159

Inuvo, Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2016 and 2015

	Common Stock		Additional Paid	Accumulated	Treasury
	Shares	Stock	in Capital	Deficit	Stock	Total
Balances as of December 31, 2014	23,711,100	$24,087	$128,734,759	$(119,088,552)	$(1,396,559)	$8,273,735
Net income	—	—	—	2,339,774	—	2,339,774
Stock-based compensation	—	—	707,544	—	—	707,544
Stock issued for vested restricted stock awards	664,781	665	(110,192)	—	—	(109,527)
Taxes withheld on vested restricted stock	—	—	(251,082)	—	—	(251,082)
Balances as of December 31, 2015	24,375,881	$24,752	$129,081,029	$(116,748,778)	$(1,396,559)	$10,960,444
Net (loss)	—	—	—	(772,584)	—	(772,584)
Stock-based compensation	—	—	1,264,266	—	—	1,264,266
Stock issued for vested restricted stock awards	396,997	397	(397)	—	—	—
Taxes withheld on vested restricted stock	—	—	(203,836)	—	—	(203,836)
Contingent stock issuance	166,667	167	299,834	—	—	300,001
Treasury Stock Repurchase	(15,883)	(16)	(22,483)	—	—	(22,499)
Balances as of December 31, 2016	24,923,662	$25,300	$130,418,413	$(117,521,362)	$(1,396,559)	$11,525,792

See accompanying report of independent registered public accounting firm and notes to the consolidated financial statements.

F-160

Inuvo, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016 and 2015

	2016	2015
Operating activities:
Net (loss) income	$(772,584)	$2,339,774
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	2,209,738	1,807,350
Stock based compensation	1,264,266	707,544
Provision (Recovery) for doubtful accounts	5,800	(6,036)
Adjustment of European liabilities related to discontinued operations	(176,988)	(59,751)
Deferred income taxes	(61,100)	233,480
Amortization of financing fees	25,600	19,804
Settlement of tax liability	—	(406,453)
Change in operating assets and liabilities:
Prepaid expenses and other assets	219,656	(19,370)
Accounts payable	(622,548)	4,545,906
Accounts receivable and unbilled revenue	(583,082)	(2,001,613)
Accrued expenses and other liabilities	(420,875)	(1,054,363)
Other	(34,864)	—
Net cash provided by operating activities	1,053,019	6,106,272
Investing activities:
Purchases of equipment and capitalized development costs	(1,116,371)	(1,525,888)
Net cash used in investing activities	(1,116,371)	(1,525,888)

Financing activities:
Proceeds from revolving line of credit	7,950,000	4,000,000
Prepaid financing fees	25,600	25,600
Payments on revolving line of credit	(7,950,000)	(5,793,275)
Net taxes paid on RSU grants exercised	(203,836)	(360,608)
Payments on term note payable and capital leases	(46,313)	(1,909,422)
Treasury Stock Repurchase	(22,499)	—
Net cash used in financing activities	(247,048)	(4,037,705)
Net change – cash	(310,400)	542,679
Cash, beginning of year	4,257,204	3,714,525
Cash, end of year	$3,946,804	$4,257,204

Supplemental information:
Interest paid	$72,751	$122,136
Income taxes paid, net of refund	$26,000	$280,453
Cash received from construction allowance	$—	200,000
Non-cash investing and financing activities:
Purchase of property and equipment under capital lease	$—	$103,609
Purchase of intangible assets through a contingent liability	$—	$715,874
Stock issuance for partial settlement of contingent liability	$300,001	$—
Write-down of domain names due to partial settlement of contingent liability	$46,367	$—

See accompanying report of independent registered public accounting firm and notes to the consolidated financial statements.

F-161

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Note 1 – Organization and Business

Company Overview

Inuvo, Inc. is an internet advertising technology and digital publishing company.

We develop technology that delivers content and advertisements over the internet. We develop direct to consumer marketing technology to acquire consumers for our content. We develop analytics and optimization technologies to align advertisements with consumers. We generate revenue when an end user clicks on the advertisements we delivered. We manage our business as two segments, the Partner Network (advertising technology) and the Owned and Operated Network (digital publishing).

Within the Partner Network, we recruit online publishers and provide them an advertising delivery service, the primary brand for which is SearchLinks©. This service allows publishers the ability to place Inuvo ad-technology in various locations and configurations within their website or app for either a desktop or mobile implementation. We generate revenue in this segment when an advertisement that is delivered is subsequently clicked on by a consumer. Advertisements can be served by either Inuvo or a third party depending on the needs of the publisher. Typically, we collect revenue from advertisers when an advertisement is clicked and then share a portion of the revenue with the publisher. We deliver well in excess of a billion such advertisements annually.

The Owned and Operated Network designs, builds and markets consumer websites and applications. This segment consists of our main online property marketed under the ALOT brand and a number of other websites targeted at specific demographics like EARNSPENDLIVE and sites designed specifically for generating leads in a specific market vertical like ASKTHIS for automotive. The majority of revenue generated by this segment is derived from advertisements that have been delivered on web pages that include both Inuvo content and advertisements. Our ALOT branded websites and applications have a broad appeal focusing on popular topics such as health, finance, careers, local search, travel, living, education and auto.

We have a number of highly differentiated and proprietary strengths that include; long standing advertising relationships with Yahoo! and Google from whom we source advertising inventory which we distribute through our own online properties or through those of third party publishers; the ability to serve hundreds of millions of advertisements to any device or browser in milliseconds; the ability to both self-market and self-monetize our own publishing business; the ability to test advertising technology within our own publishing business; the ability to target advertisements based on website content, past behavior or to redirect users back to Inuvo content when the economics and alignment are optimized; the ability to expand to other geographies where appropriate; the ability to develop and publish content just-in-time to meet demand from advertisers; a low cost operation in central Arkansas with access to numerous universities, and a proprietary technology infrastructure developed by, and in some cases patented by Inuvo.

We plan to continue growing our website and mobile application business by expanding the ALOT brand and acquiring new websites where appropriate. We will continue to distribute SearchLinks broadly throughout the Internet by growing our network of publishers. Financially, we are focused on growth while maintaining a positive cash flow. We expect to continue to make strategic investments principally in these areas; marketing technology associated with direct to consumer acquisition; the SearchLinks platform, and advertising targeting analytics.

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Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Liquidity

On September 27, 2016, we renewed our Business Financing Agreement with Western Alliance Bank (“Western Alliance Bank”), the parent company of Bridge Bank, N.A., our original lender (see Note 6, “Notes Payable”). The renewal provided continued access to the revolving line of credit up to $10 million through September 2018. As of December 31, 2016, the balance of the revolving line of credit was zero. The revolving line of credit had approximately $6.0 million in availability at December 31, 2016. During the first quarter of 2014, we filed an S-3 registration statement with the Securities and Exchange Commission (“SEC”) to replace the existing, expiring S-3 “shelf” registration statement. Though we believe the revolving line of credit and cash generated by operations will provide sufficient cash for operations over the next twelve months, we may still elect to sell stock to the public or to selected investors, or borrow under the current or any replacement line of credit or other debt instruments in order to fund the development of our technologies, make acquisitions, pursue new business opportunities or grow existing businesses.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation - The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents - Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Revenue recognition - We recognize revenue in accordance with Accounting Standards Codification (“ASC”) ASC 605-10 Revenue Recognition-General when the following criteria have been met: persuasive evidence of an arrangement exists, the fees are fixed and determinable, no significant obligations remain and collection of the related receivable is reasonably assured.

Most of our revenue is generated through clicks on advertisements presented on our properties or those of our partners. We recognize revenue from clicks in the period in which the click occurs. Payments to partners who display advertisements on our behalf are recognized as cost of revenue. Revenue from data sales and commissions is recognized in the period in which the transaction occurs and the other revenue recognition criteria are met.

Accounts receivable - Accounts receivable consists of trade receivables from customers. We record accounts receivable at its net realizable value, recognizing an allowance for doubtful accounts based on our best estimate of probable credit losses on our existing accounts receivable. Balances are written off against the allowance after all means of collection have been exhausted and the possibility of recovery is considered remote.

Marketing costs - Marketing costs include the purchase of sponsored listings from search engines and is our primary method of attracting consumers to our owned and operated applications and websites. We expense these costs as incurred and present them as a separate line item in operating expenses on the consolidated statements of operations.

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Property and equipment - Property and equipment are stated at cost, net of accumulated depreciation and amortization. Major renewals and improvements are capitalized while maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred. Costs of assets sold or retired and the related accumulated depreciation are eliminated from accounts and the net gain or loss is reflected as an operating expense in the statements of operations.

Property and equipment are depreciated on a straight-line basis over three years for equipment, five to seven years for furniture and fixtures and two to three years for software. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease. Depreciation expense was $1,279,030 and $882,105, respectively, for the years ended December 31, 2016 and 2015.

Capitalized Software Costs - We capitalize certain costs related to internally developed software and amortize these costs using the straight-line method over the estimated useful life of the software, generally two years. We do not sell internally developed software. Certain development costs not meeting the criteria for capitalization, in accordance with ASC 350-40 Internal-Use Software, are expensed as incurred.

Goodwill - Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. In accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”), we test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis or more frequently if we believe indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying value, including goodwill.

We generally determine the fair value of our reporting units using the income approach methodology of valuation that includes the undiscounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill (See Note 5).

During 2016 and 2015, we elected to proceed directly to the two-step testing process. We determined there was no impairment of goodwill during 2016 and 2015.

See Note 5, Intangible Assets and Goodwill, for more information.

Intangible Assets - We allocate a portion of the purchase price of acquisitions to identifiable intangible assets and we amortize definite-lived assets over their estimated useful lives. We consider our indefinite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

We amortize our identifiable intangible assets, which result from acquisitions accounted for under the purchase method of accounting, using the straight-line method over their estimated useful lives. Trade names are not amortized as they are believed to have an indefinite life. Trade names are reviewed annually for impairment under ASC 350.

As a result of our acquisition of Vertro, Inc. (“Vertro”) in March 2012, we recognized an asset for the customer relationship with Google of $8,820,000 and assigned it a useful life of 20 years. A primary reason for acquiring Vertro was its relationship with Google. Up to the time of the acquisition, we principally had access to the Yahoo! inventory of advertisements. Among the many valuable assets acquired in the Vertro transaction was this Google relationship and the access it provided to an enormous inventory of advertisements. In addition, we acquired the ALOT brand, whose products are monetized through Google and has historically produced a better margin than monetization through Yahoo!. In determining the useful life of this asset, we considered the strategic importance of Vertro’s strong relationship with Google. Vertro and its predecessor company had contracts and successful renewals with Google that date back to 2006. The Google contract has been extended through February 28, 2017. We expect the relationship with Google to continue through the 20-year amortization period and beyond.

At the time of the Vertro acquisition, we engaged a third party valuation service to determine the fair value of the acquired assets. At the close of the 2016 and 2015 fiscal years, we again engaged a third party valuation service to reassess the fair value of the acquired assets.

From time to time, both search marketplaces, Google and Yahoo!, may implement policy or marketplace changes. In January 2013 Google requested changes to our agreement that impacted marketing programs for one of our ALOT products, the Appbar, the result of which was a decline in the number of product installs. Since acquiring the ALOT brand in the Vertro acquisition, we have materially expanded the brand into a number of additional owned and operated websites and applications. We expect products within the brand to ebb and flow as customer preferences change and Google adjusts its marketplace policies. At the close of 2013, we considered the Google change and decided to transition out of the Appbar product and replace it with web properties that we develop. At the close of 2014, we determined that the asset continued to be recoverable despite the impact to the Appbar product and our decision to transition away from it. We made this determination in part because during 2014 we completely replaced the revenue and margin from the Appbar product with other ALOT-branded and Google monetized products. Between websites and applications, we have launched more than 20 new ALOT-branded products beginning in 2013 and we expect to continue aggressively building out our Owned and Operated Network segment into the future.

In May 2015, we purchased two domain websites and recorded the purchase at $715,874.

We recorded no impairment of intangible assets during 2016 or 2015.

See Note 5, Intangible Assets and Goodwill, for more information.

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Income taxes - We utilize the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes (“ASC 740”). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we must project future levels of taxable income, which requires significant judgment. We examine evidence related to the history of taxable losses or income, the economic conditions in which we operate, organizational characteristics, our forecasts and projections, as well as factors affecting liquidity. We believe it is more likely than not that essentially none of our deferred tax assets will be realized, and we have recorded a full valuation for the net deferred tax assets as of December 31, 2016 and 2015.

We have adopted certain provisions of ASC 740. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements.  ASC 740 prescribes a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order to be recognized in the financial statements.

Impairment of long-lived assets - In accordance with ASC 360, Property, Plant and Equipment, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of the carrying amount to future undiscounted cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value.

Stock-based compensation - We value stock compensation based on the fair value recognition provisions ASC 718, Compensation – Stock Compensation, which establishes accounting for stock-based awards exchanged for employee services and requires companies to expense the estimated grant date fair value of stock awards over the requisite employee service period.

The fair value of restricted stock awards is based on the market price of our common stock on the date of the grant. To value stock option awards, we use the Black-Scholes-Merton option pricing model. This model involves assumptions including the expected life of the option, stock price volatility, risk-free interest rate, dividend yield and exercise price. We recognize compensation expense in earnings over the requisite service period, applying a forfeiture rate to account for expected forfeitures of awards.

See Note 10, Stock-Based Compensation, for further details on our stock awards.

Government Grant- During the first quarter of 2013, we received a grant from the state of Arkansas to relocate our corporate headquarters to Conway, AR. We recognize the grant funds into income as a reduction of the related expense in the period in which those expenses are recognized. We defer grant funds related to capitalized costs and classify them as current or long-term liabilities on the balance sheet according to the classification of the associated asset. Grant funds received are presented on the consolidated statements of cash flows as operating or investing cash flows depending on the classification of the underlying spend.

Treasury Stock - The cost method was used in recording the purchase of the treasury stock.  Treasury stock changes as a result of common stock we acquire in the market.

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Earnings per share - During the periods presented, we had securities that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been anti-dilutive.  We reported a net loss for 2016 and therefore, shares associated with stock options, warrants and restricted stock are not included because they are anti-dilutive.  Basic and diluted net loss per share is the same for all periods presented.

For the year ended December 31, 2015, options to purchase 312,331 shares with a weighted average exercise price of $4.51 per share and warrants to purchase 656,112 shares with a weighted average exercise price of $2.45 per share were excluded from the diluted shares calculation for 2015 because their exercise price was higher than the average stock price for the period. In addition, restricted stock units totaling 971,055 shares with a weighted average grant date price of $3.41 were also excluded because the effect of their inclusion would have been anti-dilutive.

Operating segments - ASC 280, Segment Reporting, requires disclosures of certain information about operating segments, products and services, geographic areas in which we operate, and their major customers. We have evaluated the effect of this standard and have determined that we currently operate in two segments, the Partner Network and the Owned and Operated Network. See Note 16 for additional segment information.

Concentration of credit risk - We are exposed to concentrations of risk primarily in cash and cash equivalents and accounts receivable, which are generally not collateralized. Our policy is to place our cash and cash equivalents with high credit quality financial institutions in order to limit the amount of credit exposure. We do not require collateral from our customers, but our credit extension and collection policies include monitoring payments and aggressively pursuing delinquent accounts. We maintain allowances for potential credit losses. At times, deposits may exceed FDIC limits.

Customer concentrations - At December 31, 2016, we had two individual customers with accounts receivable balances greater than 10% of the gross accounts receivable from continuing operations. These customers combined owed approximately 98.6% of our gross accounts receivable balance as of December 31, 2016 and 2015. The same two customers accounted for 98.3% and 98.0% of our revenue for the years ended December 31, 2016 and 2015, respectively.

Use of estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s regular evaluation of the relevant facts and circumstances as of the date of the consolidated financial statements. We regularly evaluate estimates and assumptions related to allowances for returns and redemptions, allowances for doubtful accounts, goodwill and purchased intangible asset valuations, lives of intangible assets, deferred income tax asset valuation allowances, contingent liabilities, including the Arkansas grant contingency, and stock compensation. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements, and such differences could be material.

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Litigation and settlement costs - From time to time, we are involved in disputes, litigation and other legal actions. In accordance with ASC 450, Contingencies, we record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred as of the date of the consolidated financial statements and (ii) the range of loss can be reasonably estimated. See Note 15 for additional information.

Recent accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition” and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which defers by one year the effective date of ASU 2014-09. Accordingly, this guidance is effective for interim and annual periods beginning after December 15, 2017 with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Company plans to adopt this guidance on January 1, 2018. The Company is currently evaluating the effects, if any, that the adoption of this guidance will have on the Company’s financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard will require all leases with durations greater than twelve months to be recognized on the balance sheet and is effective for interim and annual reporting periods beginning after December 15, 2018, although early adoption is permitted. We believe adoption of this standard will have an impact on our Consolidated Balance Sheets. Although we have not completed our assessment, we do not expect the adoption to change the recognition, measurement or presentation of lease expenses within the results of operations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of ASU 2016-15 is not expected to have a significant impact on the Company’s consolidated financial position or results of operations.

Note 3 – Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts was as follows during the years ended December 31, 2016 and 2015:

	2016	2015
Balance at the beginning of the year	$17,200	$86,722
Provision for bad debts	6,557	(6,036)
Charge-offs	(874)	(67,126)
Recoveries	117	3,640
Balance at the end of the year	$23,000	$17,200

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Note 4– Property and Equipment

The net carrying value of property and equipment at December 31, 2016 and 2015 was as follows:

	2016	2015
Furniture and fixtures	$241,876	$230,637
Equipment	811,948	2,815,748
Software	6,132,626	9,856,947
Leasehold improvements	441,382	436,311
Subtotal	$7,627,832	$13,339,643
Less: accumulated depreciation and amortization	(6,012,609)	(11,534,082)
Total	$1,615,223	$1,805,561

Note 5 – Intangible Assets and Goodwill

During 2016 and 2015, we evaluated our intangible assets and goodwill for impairment at the reporting unit level. We elected to omit the qualitative assessment of impairment factors and proceed directly to impairment testing with the assistance of a third-party valuation firm. No indication of impairment was noted.

The following is a schedule of intangible assets and goodwill from continuing operations as of December 31, 2016:

	Term	Carrying Value	Accumulated Amortization	Net Carrying Value	2016 Amortization

Customer list, Google	20 years	$8,820,000	$(2,131,500)	$6,688,500	$441,000
Customer list, all other	10 years	1,610,000	(778,186)	831,814	161,004
Exclusivity agreement	1 year	120,000	(120,000)	—	—
Trade names, ALOT (1)	5 years	960,000	(928,000)	32,000	192,000
Domain websites (2)	5 years	669,507	(267,945)	401,562	136,704
Trade names, web properties (1)	-	390,000	—	390,000	—
Intangible assets classified as long-term		$12,569,507	$(4,225,631)	$8,343,876	$930,708

Goodwill, Partner Network		$1,776,544	$—	$1,776,544	$—
Goodwill, Owned and Operated Network		3,984,264	—	3,984,264	—
Goodwill, total		$5,760,808	$—	$5,760,808	$—

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

The following is a schedule of intangible assets and goodwill from continuing operations as of December 31, 2015:

	Term	Carrying Value	Accumulated Amortization	Net Carrying Value	2015 Amortization
Names database	9 months	$17,417,397	$(17,417,397)	$—	$—
Bundled downloads	4.5 months	2,447,075	(2,447,075)	—	—
Intangible assets classified as current		19,864,472	(19,864,472)	—	—

Customer list, Google	20 years	$8,820,000	$(1,690,500)	$7,129,500	$441,000
Customer list, all other	10 years	1,610,000	(617,182)	992,818	161,004
Exclusivity agreement	1 year	120,000	(120,000)	—	—
Trade names, ALOT (1)	5 years	960,000	(736,000)	224,000	192,000
Domain websites (2)	5 years	715,874	(131,241)	584,633	131,241
Tradenames, web properties (1)	-	390,000	—	390,000	—
Intangible assets classified as long-term		$12,615,874	$(3,294,923)	$9,320,951	$925,245

Goodwill, Partner Network		$1,776,544	$—	$1,776,544	$—
Goodwill, Owned and Operated Network		3,984,264	—	3,984,264	—
Goodwill, total		$5,760,808	$—	$5,760,808	$—

(1)	We have determined ALOT trade name should be amortized over five years and the trade names related to our web properties have an indefinite life and as such are not amortized.

(2)	On May 8, 2015, we purchased two domain websites with a fair value of $715,874. We determined they should be amortized over 5 years (see Note 8). On May 8, 2016, the carrying value was adjusted by approximately $46,000 to reflect the lower price paid as compared to the contingent liability recorded as a result of the change in the price of Inuvo stock from the date of acquisition to the first contingent release of shares.

Our amortization expense over the next five years and thereafter is as follows:

2017	$764,240
2018	732,240
2019	732,240
2020	612,858
2021	602,004
Thereafter	$4,510,294
Total	$7,953,876

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Note 6 - Notes Payable

On March 1, 2012 we entered into a Business Financing Agreement with Bridge Bank, which is now owned by Western Alliance Bank. The agreement provided us with a $5 million term loan and access to a revolving credit line of up to $10 million which we use to help satisfy our working capital needs. We have provided Western Alliance with a first priority perfected security interest in all of our accounts and personal property as collateral for the credit facility. Available funds under the revolving credit line are 80% of eligible accounts receivable balances plus $1 million up to a limit of $10 million. Eligible accounts receivable is generally defined as those from United States based customers that are not more than 90 days from the date of the invoice. We had approximately $6.0 million available under the credit line as of December 31, 2016. The term loan was paid in full at September 2015.

In September 27, 2016, the Company entered into the Sixth Business Financing Modification Agreement with Western Alliance Bank, the parent company of Bridge Bank, our original lender, that renewed the existing Agreement and modified some terms. The modified terms require a monthly quick ratio of not less than .75 to 1.00; quarterly consolidated revenue shall not negatively deviate more than 20% from projections; and quarterly consolidated Adjusted EBITDA shall not negatively deviate more than $500,000 from projections. The renewed agreement extended the revolving line of credit to September 2018. While we periodically utilize our line of credit for operating needs, as of December 31, 2016, the balance of the revolving line of credit was zero. We were in compliance with all bank covenants as of December 31, 2016.

Note 7 – Accrued Expenses and Other Current Liabilities

The accrued expenses and other current liabilities consist of the following at December 31, 2016 and 2015:

	2016	2015
Accrued marketing costs	$1,622,737	$1,404,488
Accrued expenses and other	289,435	294,629
Accrued payroll and commission liabilities	250,000	643,908
Accrued sales allowance	250,000	500,000
Contingent stock due for acquired domains, current portion	222,477	238,625
Capital leases, current portion	31,210	46,313
Deferred Arkansas grant, current portion and accrued reserve	13,468	27,679
Accrued taxes	10,313	13,803
Total	$2,689,640	$3,169,445

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Note 8 – Other Long-Term Liabilities

Other long-term liabilities consist of the following at December 31, 2016 and 2015:

	2016	2015
Deferred rent	$163,165	$198,323
Contingent stock due for acquired domains, less current portion	147,029	477,249
Accrued taxes, less current portion	13,763	—
Deferred Arkansas grant, less current portion	2,471	15,940
Capital leases, less current portion	—	31,210
Total	$326,428	$722,722

On May 8, 2015, we purchased two domain websites with a fair value of $715,874 (see Note 5). The purchase consideration is our common stock and is contingent upon the seller attaining specific performance targets over three years. On May 8, 2016, the seller achieved the specific performance target for the first year and as a result, we issued 166,667 shares of common stock. The accrued contingent liability and the related intangible asset, domain websites, were adjusted by approximately $46 thousand to reflect the lower price paid as compared to the contingent liability recorded as a result of the change in the price of Inuvo stock from the date of acquisition to the first contingent release of shares.

Note 9 – Income Taxes

The provision for income taxes consists of the following:

	2016	2015
Current tax provision	$5,180	$4,081
Deferred tax benefit	(34,440)	(304,224)
Total tax benefit	$(29,260)	$(300,143)

A reconciliation of the expected Federal statutory rate to our actual rate as reported for each of the periods presented is as follows:

	2016	2015
Federal statutory rate	34%	34%
State income tax rate, net of federal benefit	(1%)	—%
Permanent differences	(2%)	1%
Temporary differences	(5%)	4%
New Jersey tax settlement and other	—%	11%
Change in valuation allowance	(22%)	(65%)
	4%	(15%)

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Deferred Income Taxes

Deferred income taxes are the result of temporary differences between book and tax basis of certain assets and liabilities, timing of income and expense recognition of certain items and net operating loss carry-forwards.

We assess temporary differences resulting from different treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in the consolidated balance sheets. We evaluate the realizability of our deferred tax assets on a regular basis, an exercise that requires significant judgment. In the course of this evaluation we considered our recent history of tax losses, the economic conditions in which we operate, recent organizational changes and our forecasts and projections. We believe it is more likely than not that essentially none of our deferred tax assets will be realized, and we have recorded a valuation allowance for the net deferred tax assets that may not be realized as of December 31, 2016 and 2015.

The following is a schedule of the deferred tax assets and liabilities as of December 31, 2016 and 2015:

	2016	2015
Deferred tax assets:
Net operating loss carry forward	$27,202,348	$34,164,267
Intangible assets	2,239,700	3,909,300
Stock based expenses	1,484,900	1,201,800
Accrued expense	311,000	552,500
Deferred rent	69,300	2,200
Other	14,200	15,000
Allowance for doubtful accounts	9,800	6,900
Subtotal	31,331,248	39,851,967
Less valuation allowance	(31,331,248)	(39,838,347)
Total	—	13,620
Deferred tax liabilities:
Intangibles and Property and Equipment	3,702,300	3,435,700
Other	36,200	363,900
Total	3,738,500	3,799,600
Total deferred tax assets (liabilities)	$(3,738,500)	$(3,785,980)

The net operating losses amounted to approximately $78,678,000 and expire beginning 2021 through 2036. Pursuant to Internal Revenue Service Code Section 382, the use of certain of the Company’s net operating loss carry forwards are limited due to a cumulative change in ownership.

We are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2013 through 2015. Our state income tax returns are open to audit under the statute of limitations for the same periods.

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Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

We recognize interest and penalties related to income taxes in income tax expense. We have incurred no penalties and interest for the years ended December 31, 2016 and 2015.

Note 10 - Stock-Based Compensation

We maintain a stock-based compensation program intended to attract, retain and provide incentives for talented employees and directors and align stockholder and employee interests. Currently, we grant options and restricted stock units (“RSUs”) from the 2010 Equity Compensation Plan (“2010 ECP”). Option and restricted stock unit vesting periods are generally up to three years.

Compensation Expense

We recorded stock-based compensation expense for all equity incentive plans of approximately $1,264,266 and $707,544 for the years ended December 31, 2016 and 2015, respectively. Total compensation cost not yet recognized at December 31, 2016 was $1,616,631 to be recognized over a weighted-average recognition period of 1.2 years.

Significant Grants and Cancellations

2016

On April 1, 2016, we granted members of our board of directors a total of 63,160 RSUs with a weighted average fair value of $1.90 a share which fully vest on March 31, 2017.

On November 1, 2016 we granted two new members of our board of directors a total of 22,936 RSUs with a weighted average fair value of $1.02 a share which fully vest on March 31, 2017.

2015

On April 20, 2015, we granted members of our board of directors a total of 51,948 RSUs with a weighted average fair value of $2.31 a share which fully vested on March 31, 2016.

On July 27, 2015 and August 4, 2015, we granted certain employees service and performance RSUs totaling 965,500 shares with a weighted average fair value $3.03 per share. The service RSUs vest annually over a three-year period, commencing in July 2016, at the rate of 25% of the grant in year one and year two and the remaining 50% of the grant vesting on the third anniversary of the grant date. The awarding of the performance RSUs in contingent upon achieving certain revenue and profit targets and vest annually, one-third upon each anniversary of the grant date. On July 27, 2016, August 4, 2016, and August 5, 2016, the first measurement period targets were achieved and the number of shares issued totaled 297,690 with a weighted average fair value of $1.32.

F-174

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Award Information and Activity

The following table summarizes the stock grants outstanding under our 2005 Long-Term Incentive Plan (“2005 LTIP”) and 2010 ECP plans as of December 31, 2016:

	Options Outstanding	RSUs Outstanding	Options and RSUs Exercised	Available Shares	Total
2010 ECP	250,498	755,507	2,365,373	614,567	3,985,945
2005 LTIP (*)	13,748	—	950,085	—	963,833
Total	264,246	755,507	3,315,458	614,567	4,949,778

(*) Expired June 2015

The fair value of restricted stock units is determined using market value of the common stock on the date of the grant.  The fair value of stock options is determined using the Black-Scholes-Merton valuation model.  The use of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period.  The forfeiture rate, which is estimated at a weighted average of 0% of unvested options outstanding, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

At December 31, 2016, the 2005 LTIP and 2010 ECP plans had outstanding options of 264,246 options and all were exercisable with an aggregate intrinsic value of $0, a weighted average exercise price of $2.84 and a weighted average remaining contractual term of 4.2 years.

The following table summarizes our stock option activity under the 2005 LTIP and 2010 ECP plans during 2016:

	Options	Weighted Average Exercise Price
Outstanding, beginning of year	284,246	$2.78
Granted	—	$—
Forfeited, expired or cancelled	(20,000)	$2.05
Exercised	—	$—
Outstanding, end of year	264,246	$2.84
Exercisable, end of year	264,246	$2.84

We also have a separate plan which we acquired from Vertro. This plan is not authorized to issue any additional shares. During 2016, the remaining options in the amount of 38,650 shares with a weighted average exercise price of $16.01 expired.

F-175

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

No options were granted during 2016 or 2015.

Expected volatility is based on the historical volatility of our common stock over the period commensurate with or longer than the expected life of the options. The expected life of the options is based on the vesting schedule of the option in relation to the overall term of the option. The risk free interest rate is based on the market yield of the U.S. Treasury Bill with a term equal to the expected term of the option awarded. We do not anticipate paying any dividends so the dividend yield in the model is zero.

The following table summarizes our restricted stock activity for 2016:

	Restricted Stock	Weighted Average Fair Value
Outstanding, beginning of year	1,229,769	$1.02
Granted	96,096	$1.71
Exercised	(539,612)	$2.34
Forfeited	(30,746)	$2.10
Outstanding, end of year	755,507	$2.84

Note 11 – Stockholders Equity

As of December 31, 2016, we have an outstanding warrant for the potential issuance of 51,724 shares of common stock with an exercise price of $0.87. This warrant was issued in connection with debt issuance. The weighted average remaining contractual life of the warrant outstanding at December 31, 2016 is less than 1.0 year.

Authorized Preferred Stock and Authorized Common Stock

On March 1, 2012, the Secretary of State of the State of Nevada approved an amendment to the Company’s Certificate of Incorporation allowing the Company to increase the number of shares of common stock outstanding from 20,000,000 shares to 40,000,000.

Treasury Stock

On December 9, 2016, our Board of Directors authorized a stock repurchase program under which we may repurchase up to $500,000 of our outstanding common stock. The stock repurchase program will expire on November 30, 2017. During December, we purchased 15,883 shares of treasury stock with a weighted average exercise price of $1.42.

Note 12 – Discontinued Operations

Certain of our subsidiaries previously operated in the European Union (“EU”). Though operations ceased in 2009, statutory requirements require a continued presence in the EU for varying terms until November 2015. Profits and losses generated from the remaining assets and liabilities are accounted for as discontinued operations.

F-176

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

In the third quarter of 2016, our petition with the UK (United Kingdom) Companies House to strike off and dissolve the remaining subsidiary in the EU was approved. As a result, for the twelve months ended December 31, 2016 and December 31, 2015, we recognized income from discontinued operations of $155,287 and $33,969, respectively, due primarily to the adjustment of certain accrued liabilities originating in 2009 and earlier.

Note 13 – Retirement Plan Costs

We provide a 401(k) plan to help our employees prepare for retirement. We match each employee’s contributions to the plan up to the first four percent of the employee’s annual salary. The matching contribution for the years ended December 31, 2016 and 2015 was $146,033 and $109,029, respectively.

Note 14 - Leases

We lease certain office space and equipment. As leases expire, it can be expected that they will be renewed or replaced in the normal course of business. Rent expense from continuing operations was approximately $175,469 and $105,446 for the year ended December 31, 2016 and December 31, 2015, respectively.

Minimum lease payments under non-cancelable operating leases as of December 31, 2016 are:

Lease Payments
2017	$182,456
2018	183,858
2019	184,852
2020	140,749
Total	$691,915

In 2013, we entered into an agreement to lease office space in Conway, Arkansas for two years in the total amount of $193,200 which was prepaid. The lease terminated in February 2015 and continued on a month to month basis through November 2015. First Orion Corp., the lessor of this space, is partially owned by a director and shareholder of Inuvo.

In April 2015, we entered into a five-year agreement to lease office space in Little Rock, Arkansas commencing October 1, 2015, to serve as our headquarters. The new lease is for 12,245 square feet and will cost approximately $171,000 during its first year. Thereafter, the lease payment will increase by 2%. We vacated the Conway, Arkansas premises November 30, 2015.

Note 15 - Commitments and Contingencies

From time to time we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, we are currently involved in the following litigation which is not incidental to its business:

F-177

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Oltean, et al. v. Think Partnership, Inc.; Edmonton, Alberta CA. On March 6, 2008, Kelly Oltean, Mike Baldock and Terry Schultz, former employees, filed a breach of employment claim against Inuvo in The Court of Queen’s Bench of Alberta, Judicial District of Edmonton, Canada, claiming damages for wrongful dismissal in the amount of $200,000 for each of Kelly Oltean and Terry Schultz and $187,500 for Mike Baldock. On March 6, 2008, the same three plaintiffs filed a similar statement of claim against Vintacom Acquisition Company, ULC, a subsidiary of Inuvo, again for wrongful dismissal and claiming the same damages. In October 2009, the two actions were consolidated.  On August 18, 2016, the case was dismissed by a Consent Order whereby the case was dismissed without costs to the Company.

Note 16 - Segments

We operate our business as two segments, Partner Network and Owned and Operated Network, which are described in Note 1.

Listed below is a presentation of net revenue and gross profit for all reportable segments for the years ended December 31, 2016 and 2015. We currently only track certain assets at the segment level and therefore assets by segment are not presented below.

Revenue by Segment

	2016		2015
	$	% of Revenue	$	% of Revenue
Partner Network	26,011,543	36.4%	30,298,532	43.0%
Owned and Operated Network	45,518,559	63.6%	40,139,584	57.0%
Total net revenue	71,530,102	100.0%	70,438,116	100.0%

Gross Profit by Segment

	2016		2015
	$	Gross Profit %	$	Gross Profit %
Partner Network	4,734,240	18.2%	6,645,590	21.9%
Owned and Operated Network	45,431,067	99.8%	40,070,530	99.8%
Total gross profit	50,165,307	70.1%	46,716,120	66.3%

Note 17 - Related Party Transactions

In 2016 and 2015, the Company received a total of $101,884 and $107,196, respectively from First Orion Corp., which is partially owned by a director and shareholder of Inuvo, for providing IT services.

F-178

Inuvo, Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016 and 2015

Note 18 - Subsequent Events

Google Extension

Inuvo, Inc., through its wholly-owned subsidiary Vertro, Inc., and Google Inc. entered into Amendment Number One to Google Services Agreement (the “Amendment”) effective as of February 1, 2017. The Amendment extends the term of the underlying Google Services Agreement through February 28, 2017.

NetSeer Acquisition

On February 6, 2017 we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) by and among the Company, NetSeer Acquisition, Inc., a Nevada corporation and wholly-owned subsidiary of the Company, and NetSeer, as seller. NetSeer provides visual monetization solutions for advertisers and publishers. Under the terms of the Asset Purchase Agreement, we acquired substantially all of the assets of NetSeer in exchange for 3,529,000 shares of our common stock and assumption of outstanding liabilities of approximately $4.2 million related to the acquired business. The total consideration was approximately $9.8 million. Under the terms of an Escrow Agreement (the “Escrow Agreement”) 529,350 shares of our common stock issued in the transaction were deposited into escrow pending possible post-closing adjustments to the purchase price related to working capital and audited financial statement adjustments, as well as in connection with possible indemnification claims post-closing. As of the year ending December 31, 2016, NetSeer reported revenue of approximately $20.9 million (unaudited) and assets of $4.5 million (unaudited).

F-179

SHARES

COMMON STOCK

CONVERSIONPOINT HOLDINGS, INC.

PROSPECTUS

1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Expenses of the registrant in connection with the issuance and distribution of the securities being registered are estimated as follows:

SEC Registration Fee	$	*
FINRA Filing Fee	$	*
NASDAQ Filing Fee	$	*
Printing and Engraving Expenses	$	*
Transfer Agent Fees and Expenses	$	*
Legal Fees and Expenses	$	*
Accountants’ Fees and Expenses	$	*
Miscellaneous Costs	$	*
Total	$	*

____

*To be provided by amendment.

Item 14. Indemnification of Directors and Officers

The registrant’s certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, or the DGCL, the personal liability of the registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The registrant’s certificate of incorporation and bylaws provide that the registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL.

Sections 145(a) and 102(b)(7) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation's request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director, officer employee or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, provided that such director, officer employee or agent had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director, officer, employee or agent is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

The registrant will enter into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws, and intends to enter into indemnification agreement, with any new directors and executive officers in the future.

The registrant has purchased and currently intends to maintain directors’ and officers’ liability insurance.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of the registrant’s directors and officers by the underwriters against certain liabilities.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities

On November 1, 2018, the registrant’s date of incorporation, the registrant issued 1,000 shares of its common stock to its parent, ConversionPoint Technologies, Inc., for nominal consideration.

The registrant believes that the offer, sale and issuance of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)       Exhibits.

See the Exhibit Index immediately following the Signature Pages.

(b)       Financial Statement Schedules.

All schedules have been omitted because they are either inapplicable or the required information has been given in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 17th day of December, 2018.

CONVERSIONPOINT HOLDINGS, INC.

By:	/s/ Robert Tallack
Robert Tallack,
President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below severally constitutes and appoints Robert Tallack as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the registration statement on Form S-1 of ConversionPoint Technologies Inc., and any or all amendments thereto (including post-effective amendments), and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) under the Securities Act, and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on December 17, 2018.

Signature	Title

/s/ Robert Tallack	Chief Executive Officer, President, and Director
Robert Tallack	(principal executive officer)

/s/ Raghunath Kilambi	Chief Financial Officer
Raghunath Kilambi	(principal financial and accounting officer)

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

2.1	Agreement and Plan of Merger, dated November 2, 2018, by and among ConversionPoint Holdings, Inc., ConversionPoint Technologies Inc., CPT Merger Sub, Inc., Inuvo, Inc. and CPT Cigar Merger Sub, Inc.

3.1	Amended and Restated Certificate of Incorporation of the Registrant.

3.2	Bylaws of the Registrant.

4.1	Specimen stock certificate of the Registrant.*

5.1	Opinion of Troutman Sanders LLP.*

10.1	ConversionPoint Holdings, Inc. 2018 Omnibus Incentive Plan and forms of agreements thereunder.#

10.2	Form of Note Purchase Agreement, dated February 16, 2016, by and among SellPoints, Inc. and the persons listed on the schedule of investors attached thereto.

10.3	Form of Subordinated Unsecured Promissory Note.

10.4	First Amendment to Subordinated Unsecured Promissory Notes, dated December 1, 2017, by and among SellPoints, Inc. and the investors listed thereon.

10.5	Second Amendment to Subordinated Unsecured Promissory Notes, dated August 31, 2018, by and among SellPoints, Inc., ConversionPoint Technologies, Inc. and the investors listed thereon.

10.6	Loan and Security Agreement, dated September 29, 2016, by and among SellPoints, Inc., Montage Capital II, L.P. and Partners for Growth IV, L.P.

10.7	First Amendment to Loan and Security Agreement, dated February 17, 2017, by and among SellPoints, Inc., Montage Capital II, L.P. and Partners for Growth IV, L.P.

10.8	Second Amendment to Loan and Security Agreement, dated December 1, 2017, by and among SellPoints, Inc., Montage Capital II, L.P. and Partners for Growth, IV, L.P.

10.9	Third Amendment to Loan and Security Agreement, dated June 30, 2018, by and among ConversionPoint Technologies, Inc., Push Holdings, Inc., Branded Response, Inc., Tamble Inc., Comiseo, LLC, Push Interactive, LLC, Push Properties LLC, Tremeta, LLC, Base Camp Technologies, LLC, Alpine Computing Systems, LLC, SellPoints, Inc., Montage Capital II, L.P. and Partners for Growth IV, L.P.

10.10	Fourth Amendment to Loan and Security Agreement, dated September 28, 2018, by and among ConversionPoint Technologies, Inc., Push Holdings, Inc., Branded Response, Inc., Tamble Inc., Comiseo, LLC, Push Interactive, LLC, Push Properties LLC, Tremeta, LLC, Base Camp Technologies, LLC, Alpine Computer Systems, LLC, SellPoints, Inc., Montage Capital II, L.P. and Partners for Growth IV, L.P.

10.11	Fifth Amendment to Loan and Security Agreement, dated November 2, 2018, by and among ConversionPoint Technologies, Inc., Push Holdings, Inc., Branded Response, Inc., Tamble Inc., Comiseo, LLC, Push Interactive, LLC, Push Properties LLC, Tremeta, LLC, Base Camp Technologies, LLC, Alpine Computing Systems, LLC, SellPoints, Inc., Montage Capital II, L.P. and Partners for Growth IV, L.P.

10.12	Employment Agreement, dated November 1, 2018, by and between Stephen Blazick and ConversionPoint Technologies Inc.

10.13	Employment Agreement, dated November 1, 2018, by and between Christopher Jahnke and ConversionPoint Technologies Inc.

10.14	Employment Agreement, dated November 1, 2018, by and between Raghu Kilambi and ConversionPoint Technologies Inc.

10.15	Employment Agreement, dated November 1, 2018, by and between Jeffrey Marks and ConversionPoint Technologies Inc.

10.16	Employment Agreement, dated November 1, 2018, by and between Haig Newton and ConversionPoint Technologies Inc.

10.17	Employment Agreement, dated November 1, 2018, by and between Andre Peschong and ConversionPoint Technologies Inc.

10.18	Employment Agreement, dated November 1, 2018, by and between Robert Tallack and ConversionPoint Technologies Inc.

10.19	Form of Indemnification Agreement by and between ConversionPoint Technologies Inc. and each of its directors and officers.

10.20	Lease, dated October 14, 2013, by and between 65th Street Development Company, LLC and SellPoints Inc. for that certain real property commonly known as 6550 Vallejo Street, Suite 200, Emeryville, California 94608.

10.21	Amendment No. 1 to SellPoints, Inc. Lease, dated December 11, 2013, by and between 65th Street Development Company, LLC and SellPoints Inc.

10.22	Amendment No. 2 to SellPoints, Inc. Lease, dated December 27, 2013, by and between 65th Street Development Company, LLC and SellPoints Inc.

10.23	Amendment No. 3 to SellPoints, Inc. Lease, dated February 27, 2015, by and between 65th Street Development Company, LLC and SellPoints Inc.

10.24	Amendment No. 4 to SellPoints, Inc. Lease, dated February 9, 2018, by and between 65th Street Development Company, LLC and SellPoints Inc.

10.25	Amendment No. 5 to SellPoints, Inc. Lease, dated August 1, 2018, by and between 65th Street Development Company, LLC and SellPoints Inc.

10.26	Lease Agreement, dated June 1, 2014, by and between At Glenwood, LLC and Tamble Inc. for that certain real property commonly known as 225, 301 and 305 Thomas Avenue N., Minneapolis, Minnesota 55405.

10.27	Amendment to Lease Agreement, dated June 1, 2018, by and between At Glenwood, LLC and ConversionPoint Technologies Inc..

10.28	Second Amendment to Lease Agreement, dated September 15, 2018, by and between At Glenwood, LLC and ConversionPoint Technologies Inc.

10.29	Lease, dated March 20, 2018, by and between The Irvine Company LLC and ConversionPoint Technologies Inc. for that certain real property commonly known as 840 Newport Center Drive, Suite 450, Newport Beach, California 92660.

10.30	2005 Long-Term Incentive Plan (Incorporated by reference to Annex C to the Definitive Proxy Statement on Schedule 14A of Inuvo, Inc. as filed on February 8, 2006, File No. 001-32442.)

10.31	2015 Long Term Equity Incentive Program (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on July 29, 2015, File No. 001-32442.)

10.32	Third Business Financing Modification Agreement, dated March 29, 2013, effective May 1, 2013, with Bridge Bank, National Association. (Incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on May 9, 2013, File No. 001-32442).

10.33	Amendment No. 8 to Yahoo! Publisher Network Contract effective as of September 1, 2013, executed and delivered October 10, 2013. (Incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on January 6, 2014, File No. 001-32442).***

10.34	2010 Equity Compensation Plan (Incorporated by reference to the Definitive Proxy Statement on Schedule 14A of Inuvo, Inc. as filed on April 30, 2010, File No. 001-32442.)

10.35	Lease Agreement, dated April 8, 2015, with Arkansas Democrat-Gazette, Inc. (Incorporated by reference to Exhibit 10.30 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on April 29, 2015, File No. 001-32442.)

10.36	First Business Financing Modification Agreement with Bridge Bank, National Association, dated June 29, 2012. (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on August 9, 2012, File No. 001-32442.)

10.37	Second Business Financing Modification Agreement with Bridge Bank, National Association, dated October 11, 2012. (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on November 8, 2012, File No. 001-32442.)

10.38	Employment Agreement dated March 1, 2012 between Inuvo, Inc. and Richard K. Howe (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Inuvo, Inc. as filed on March 6, 2012, File No. 001-32442.)

10.39	Employment Agreement dated March 1, 2012 between Inuvo, Inc. and Wallace D. Ruiz (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Inuvo, Inc. as filed on March 6, 2012, File No. 001-32442.)

10.40	Employment Agreement dated March 1, 2012 between Inuvo, Inc. and John B. Pisaris (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Inuvo, Inc. as filed on March 6, 2012, File No. 001-32442.)

10.41	Amendment dated February 29, 2012 to 2010 Equity Compensation Plan (Incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 of Inuvo, Inc. as filed on February 29, 2012, File No. 001-32442.)

10.42	Business Financing Agreement, dated March 1, 2012, with Bridge Bank, National Association (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Inuvo, Inc. as filed on March 6, 2012, File No. 001-32442.)

10.43	Intellectual Property Security Agreement, dated March 1, 2012, between Inuvo, Inc. and Bridge Bank, National Association (Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of Inuvo, Inc. as filed on March 6, 2012, File No. 001-32442.)

10.44	Intellectual Property Security Agreement, dated March 1, 2012, between subsidiaries and Bridge Bank, National Association (Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of Inuvo, Inc. as filed on March 6, 2012, File No. 001-32442.)

10.45	Quick Action Closing Fund Grant Agreement, dated January 25, 2013, with the Arkansas Economic Development Commission. (Incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K of Inuvo, Inc. as filed on March 13, 2013, File No. 001-32442).

10.46	Grant Reimbursement Agreement, dated January 25, 2013, with the Arkansas Economic Development Commission. (Incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K of Inuvo, Inc. as filed on March 13, 2013, File No. 001-32442).

10.47	Amendment #11 to Yahoo! Publisher Network Contract, effective January 15, 2016, executed and delivered January 26, 2015. (Incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K of Inuvo, Inc. as filed on February 12, 2016, File No. 001-32442).

10.48	Yahoo! Publisher Network Contract, dated April 4, 2009, as amended. (Incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on December 28, 2012, File No. 001-32442).

10.49	Fourth Business Financing Modification Agreement, dated March 6, 2014, with Bridge Bank, National Association. (Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K of Inuvo, Inc. as filed on March 10, 2014, File No. 001-32442).

10.50	Fifth Business Financing Modification Agreement, dated September 29, 2014 with Bridge Bank N.A. (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on October 30, 2014, File No. 001-32442).

10.51	Bridge Bank BFA Modification, dated October 9, 2014. (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Inuvo, Inc as filed on October 30, 2014, File No. 001-32442).

10.52	Amendment #12 to Yahoo! Publisher Network Contract, effective March 2, 2016. (Incorporated by reference to Exhibit 10.25 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on April 27, 2016, File No. 001-32442).***

10.53	Sixth Business Financing Modification Agreement, dated September 27, 2016 with Bridge Bank N.A. (Incorporated by reference to Exhibit 10.26 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on October 26, 2016, File No. 001-32442).

10.54	Seventh Business Financing Modification Agreement, dated December 9, 2016 with Bridge Bank N.A. (Incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K of Inuvo, Inc. as filed on February 16, 2017, File No. 001-32442).

10.55	Google Services Agreement, dated February 28, 2017 (Incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K of Inuvo, Inc. as filed on February 16, 2017, File No. 001-32442).***

10.56	Eight Business Financing Modification Agreement dated March 27, 2017 by and among Western Alliance Bank, Inuvo, Inc., BabytoBee LLC, Kowabunga Marketing, Inc., Vertro, Inc. and Alot, Inc. (Incorporated by reference to Exhibit 10.26 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on May 5, 2017, File No. 001-32442).

10.57	Google Services Agreement effective March 1, 2017 by and between Vertro, Inc. and Google Inc. (Incorporated by reference to Exhibit 10.27 to the Current Report on Form 8-K/A of Inuvo, Inc. as filed on June 7, 2017, File No. 001-32442).

10.58	Lease Agreement, dated June 5, 2017, with KBSIII ALMADEN FINANCIAL PLAZA, LLC. (Incorporated by reference to Exhibit 10.28 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on August 8, 2017, File No. 001-32442).

10.59	Ninth Business Financing Modification Agreement, dated August 7, 2017, with Bridge Bank N.A. (Incorporated by reference to Exhibit 10.29 to the Quarterly Report on Form 10-Q of Inuvo, Inc. as filed on August 8, 2017, File No. 001-32442).

10.60	Amendment No. 14 dated February 28, 2018 to the Yahoo Publisher Network Contract (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Inuvo, Inc. filed March 6, 2018, File No. 001-32442).

10.61	Tenth Business Financing Modification Agreement dated April 30, 2018 with Western Alliance Bank (Incorporated by reference to Exhibit 10.40 to the Quarterly Report on Form 10-Q of Inuvo, Inc., as filed on May 9, 2018 File No. 001-32442).

10.62	Amendment # 16 dated Yahoo! Publisher Network Contract dated August 28, 2018 (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Inuvo, Inc., as filed on November 7, 2018 File No. 001-32442).***

10.63	Form of Amendment #11 dated September 19, 2018 to the Business Financing Agreement with Western Alliance Bank (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Inuvo, Inc., as filed on November 7, 2018 File No. 001-32442).

10.64	Form of Amended and Restated Business Financing Agreement dated October 11, 2018 with Western Alliance Bank (Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Inuvo, Inc., as filed on November 7, 2018 File No. 001-32442).

10.65	Form of Indemnification Agreement for Inuvo Directors and Executive Officers (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Inuvo, Inc., as filed on November 7, 2018 File No. 001-32442).

21.1	Subsidiaries of the Registrant.

23.1	Consent of Squar Milner LLP, independent registered public accounting firm for ConversionPoint Technologies Inc. and Push Holdings, Inc.*

23.2	Consent of Squar Milner LLP, independent registered public accounting firm for ConversionPoint Technologies Inc. and Push Holdings, Inc.*

23.3	Consent of Mayer Hoffman McCann P.C., independent auditor for Inuvo, Inc.*

23.4	Consent of Frank Rimerman & Co. LLP.*

23.5	Consent of Troutman Sanders LLP (included in Exhibit 5.1 hereto).*

24.1	Power of Attorney (contained on the signature page to this registration statement).

(*) To be filed by amendment.

(#) A contract, compensatory plan or arrangement to which a director or executive officer is a party or in which one or more directors or executive officers are eligible to participate.

(***) Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission under Rule 24b-2. The omitted confidential material has been filed separately. The location of the omitted confidential information is indicated in the exhibit with asterisks (***).